As filed with the Securities and Exchange Commission on October 31, 2007
Registration No. 333-144837

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 5
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ARCHEMIX CORP.
(Exact name of registrant as specified in its charter)

Delaware	2834	04-3511153
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

300 Third Street
Cambridge, Massachusetts 02142
(617) 621-7700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Errol B. De Souza, Ph.D.
President and Chief Executive Officer
Archemix Corp.
300 Third Street
Cambridge, Massachusetts 02142
(617) 621-7700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

Jeffrey M. Wiesen, Esq. Megan N. Gates, Esq. Scott A. Samuels, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, Massachusetts 02111 (617) 542-6000	David E. Redlick, Esq. Stuart R. Nayman, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 399 Park Avenue New York, New York 10022 (212) 230-8800

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may change. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated October 31, 2007

Preliminary Prospectus

4,500,000 Shares

Common Stock

This is the initial public offering of Archemix Corp. No public market currently exists for our common stock. We are offering 4,500,000 shares of common stock.

We currently anticipate the initial public offering price will be between $12.00 and $14.00 per share. We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “ARCH.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Offering proceeds to Archemix, before expenses	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We have granted to the underwriters a 30-day option to purchase up to 675,000 additional shares of our common stock on the same terms and conditions as set forth above if the underwriters sell more than 4,500,000 shares of common stock in this offering.

Delivery of the shares is expected to be made on or about          , 2007.

Banc of America Securities LLC	Bear, Stearns & Co. Inc.

Cowen and Company

The date of this prospectus is          , 2007.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or in any free writing prospectus. We are not making an offer to sell, and seeking offers to buy, any shares of common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus or any related free writing prospectus is accurate only as of its date, regardless of the time of its delivery, or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including          , 2007 (25 days after the date of this prospectus) all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Unless otherwise stated, all references to “Archemix,” “we,” “us,” “our,” the “Company” and similar designations refer to Archemix Corp. Archemix® is our registered trademark. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus which we consider important to investors. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and our financial statements and the related notes included in this prospectus, before making an investment in our common stock.

ARCHEMIX CORP.

Overview

We are a biotechnology company focused on discovering, developing and commercializing aptamer therapeutics. Aptamers are synthetically-derived oligonucleotides, or short nucleic acid sequences. Aptamers represent an emerging class of potential therapeutic agents that we believe may have broad application to treat a variety of human diseases. Using our proprietary process for discovering aptamers, called Systematic Evolution of Ligands by EXponential expression, or SELEX, and our proprietary post-SELEX modification processes, which are protected by our broad patent portfolio, we are developing aptamer product candidates for cardiovascular and hematological diseases and cancer.

We have completed a Phase 1 clinical trial for ARC1779, and we expect to commence a Phase 2a clinical trial of ARC1779 in the fourth quarter of 2007 in acute coronary syndrome, or ACS. Subject to the regulatory review of our protocol, we also expect to commence a Phase 2 clinical trial of ARC1779 in the fourth quarter of 2007 in patients suffering from a rare blood disorder known as thrombotic thrombocytopenic purpura, or TTP. We believe that pursuing two distinct, commercially attractive indications with the same aptamer product candidate mitigates some of the risks associated with drug development. We currently have no products approved for commercial sale, and to date, we have generated no revenues from commercial sales.

In addition, our intellectual property position in the field of aptamers has given us the ability to enter into licensing arrangements with other drug development companies to develop their own aptamer product candidates, providing us with equity investments, upfront payments, research funding, payments if we achieve specified milestones and royalties from any product sales. Some of these agreements also provide us with co-development rights, co-promotion rights, rights of first refusal or profit sharing rights. One of our licensees commenced a Phase 2 clinical trial of an aptamer product candidate in the third quarter of 2007 and expects to commence an additional Phase 2 clinical trial with the same product candidate by the end of 2007. In addition, we expect another licensee to commence two Phase 2 clinical trials with its aptamer product candidate by the end of 2007.

We believe that aptamer therapeutics combine many of the beneficial characteristics of biologics, small molecules and other classes of oligonucleotides, such as antisense and small interfering RNA, or siRNA, without exhibiting many of their disadvantages. Aptamers have the ability to disrupt interactions between proteins, bind with high affinity and specificity to their targets and can be designed to have a specified duration of action. Aptamers are discovered using chemical processes, which permit rapid discovery and ease of manufacturing. Finally, we have not observed the generation of antibodies, or immunogenicity, against our aptamer product candidates.

The Potential for Aptamer Therapeutics

Aptamers represent an emerging class of potential therapeutic agents to treat human disease. We believe that aptamer therapeutics have the potential to offer the following benefits:

•	Attractive drug-like properties.

—	Ability to disrupt interactions between proteins. The large surface area of interaction between aptamers and their protein targets makes aptamers well-suited to block interactions between proteins. Because abnormal interactions between proteins are involved in many disease processes, the use of aptamers to inhibit these interactions may have meaningful clinical significance. Furthermore, since aptamers interact with proteins found on the surface of and outside cells, aptamers do not have to cross the cell membrane, which may make it easier to deliver an effective quantity of aptamer to the target.

—	High affinity binding and specificity. Aptamers have well-defined, three-dimensional shapes, which allow them to interact with a folded, three-dimensional protein target, like a key in a lock. The complementary structure of an aptamer and its protein target allows aptamers to bind to their targets with high affinity and specificity.

—	Rationally designed duration of action. Aptamers can be rationally designed with an optimized duration of action necessary to achieve a desired effect. We use proprietary chemical stabilization and conjugation techniques to prevent or reduce the metabolism of the aptamer and its elimination from the body, which we believe may permit aptamers to be used in treating both acute and chronic diseases.

—	No observed immunogenicity. Because nucleic acids are not typically recognized by the human immune system as foreign agents, aptamers do not generally trigger an antibody response to the aptamer.

•	Rapid in vitro discovery and chemical synthesis. Discovery of aptamers is an entirely in vitro process that does not rely on biological organisms. This allows for rapid and reproducible discovery compared to biologic drug products. Using our proprietary SELEX discovery process, we can identify aptamers that bind to a selected target in vitro with high affinity and specificity in approximately one month. Then, using our proprietary post-SELEX modification processes, we engineer desired characteristics and functionality into each aptamer such that it is ready for preclinical animal testing in approximately 12 to 15 months.

•	Ease of manufacturing. Because aptamers are chemically synthesized, they can be produced in a rapid, scalable and reproducible manner.

•	Intellectual property.

—	Broad patent portfolio. As of September 30, 2007, we own or have licensed exclusive rights for aptamer therapeutic applications to over 200 issued patents, including 160 issued United States patents and nine European patents and approximately 250 pending patent applications worldwide, including 67 pending United States patent applications, pertaining to the discovery and development of aptamers and their role in treating disease. All of our issued patents and approximately 125 of our pending patent applications are exclusively licensed from Gilead Sciences, Inc. pursuant to an agreement we entered into with Gilead in October 2001. We are obligated to pay a nominal royalty to the University of Colorado at Boulder, from which Gilead obtained the underlying technology, based on any net sales of and sublicense income from aptamer products. We are also obligated to use commercially reasonable efforts to develop the licensed technology.

—	Rights to develop aptamer therapeutics. We believe that our broad patent portfolio provides us with the exclusive right to discover and develop aptamer therapeutics, other than aptamer therapeutics targeting vascular endothelial growth factor and aptamers conjugated to radio therapeutics. In addition, because aptamers have only recently been recognized as potential therapeutic agents, the use of aptamers for the treatment of disease is often not blocked by existing intellectual property covering other classes of drugs.

Our Aptamer Discovery Process

To realize the potential of aptamers as a broad emerging class of therapeutics and to expand our aptamer product candidate pipeline, we utilize a proprietary discovery process. The first stage of our proprietary process, SELEX, isolates aptamers that exhibit affinity and specificity for the selected target. Using this iterative process, we can reduce a starting library of an estimated one hundred trillion, or 1014, random oligonucleotides to approximately 100 or fewer sequences of interest in just one month. We then use our proprietary post-SELEX modification processes to stabilize and optimize the aptamers of interest to create aptamer product candidates for clinical development. Through this combination of SELEX and post-SELEX modification processes, we are able to design and confirm the desired properties of an aptamer that we believe will address the proposed therapeutic indication. We believe that these proprietary discovery capabilities will allow us to develop many aptamer product candidates across a variety of therapeutic areas.

Our Proprietary Aptamer Product Candidate: ARC1779

The protein known as von Willebrand Factor, or vWF, is, when activated, responsible for the adhesion, activation and aggregation of platelets, which are involved in the formation of blood clots. Our lead aptamer product candidate, ARC1779, is designed to inhibit the function of activated vWF. Activated vWF binds to and captures platelets from the flowing bloodstream, activating these platelets and causing them to adhere to and aggregate on the blood vessel wall, forming the beginning of a blood clot. These clots form in the larger, primary vessels of the heart and also lodge in the smaller, distal vessels of the heart, known as the microvasculature. We believe that currently approved anti-platelet agents do not improve blood flow in the microvasculature in heart attack patients undergoing angioplasty, or PCI. We also believe that currently approved anti-platelet agents create an increased risk of significant bleeding in the systemic circulation and require an inconvenient dosing regimen.

In our Phase 1 clinical trial of ARC1779 in healthy volunteers, we observed that vWF activity and platelet function were maximally inhibited to the limits of assay detection in a manner that correlated to the dose and concentration of ARC1779. We believe that these data demonstrate the mechanism of action of ARC1779. We are developing ARC1779 for use in the following indications in which the selective inhibition of activated vWF could have therapeutic benefit:

•	Acute coronary syndrome. We believe that ARC1779 can be used to treat patients suffering from acute coronary syndrome, or ACS, which is the medical diagnostic category that includes heart attack. Because none of the existing anti-thrombotic drugs target vWF, we believe that replacing currently approved intravenous anti-platelet drugs with ARC1779 can improve outcomes and reduce bleeding risks in heart attack patients undergoing PCI. In the fourth quarter of 2007, we expect to commence a Phase 2a clinical trial of ARC1779 in ACS patients undergoing PCI, and assuming timely enrollment of patients in this trial, we expect to complete the trial in the fourth quarter of 2008.

•	Thrombotic thrombocytopenic purpura. We also believe that ARC1779 can be used to treat patients suffering from a rare blood disorder known as thrombotic thrombocytopenic purpura, or TTP. In TTP, excessive levels of activated vWF cause platelet aggregation and widespread blood clotting, which can lead to life-threatening events such as heart attack and stroke. Because ARC1779 targets activated vWF, we believe that ARC1779 can reduce or eliminate the formation of blood clots that cause the morbidity and mortality associated with TTP. There is currently no approved drug therapy for TTP. Subject to the regulatory review of our protocol, we expect to commence a Phase 2 clinical trial of ARC1779 in the fourth quarter of 2007 in patients suffering from TTP. Once the proposed protocol is finalized, and assuming timely enrollment of patients, we expect to complete our Phase 2 trial in TTP as soon as the third quarter of 2008. We believe that ARC1779 for treatment of TTP meets the criteria for orphan drug designation in the United States and the European Union. Orphan drug designation is a regulatory status granted by the United States Food and Drug Administration, or FDA, and some foreign regulatory authorities, to drugs for the treatment of rare diseases or conditions, and this designation typically includes a period of marketing exclusivity and other economic benefits.

The Aptamer Development Pipeline

We believe that aptamers can be used to treat acute and chronic diseases. We have elected to focus our internal drug discovery and development efforts primarily on acute indications and to collaborate with third parties for chronic indications. The table below summarizes the aptamer product candidates we are developing on our own, the aptamer product candidates we have the option to co-develop with others, and the aptamer product candidates being developed under licenses we have granted to others.

Aptamer Product
Development	Candidate		Stage of	Collaborator/
Rights	(Molecular Target)	Target Indication	Development	Licensee

Being developed by us:	ARC1779 (von Willebrand Factor)	Acute Coronary Syndrome	Phase 2a expected to commence in 4Q2007	None
	ARC1779 (von Willebrand Factor)	Thrombotic Thrombocytopenic Purpura	Phase 2 expected to commence in 4Q2007	None

Being developed by others with specified	Anti-Cancer Aptamers	Multiple Cancers	Preclinical	Merck Serono
co-development rights:	Anti-IL-23 Aptamers (IL-23)	Multiple Sclerosis, Rheumatoid Arthritis, Psoriasis, Inflammatory Bowel Disease	Preclinical	Elan Pharma

Being developed by others under license:	AS1411 (Nucleolin)	Acute Myeloid Leukemia	Phase 2 commenced in 3Q2007	Antisoma
	AS1411 (Nucleolin)	Renal Cell Carcinoma	Phase 2 expected to commence by the end of 2007	Antisoma
	REG1 (Factor IXa)	Coronary Artery Bypass Graft Surgery (CABG), Percutaneous Coronary Intervention (PCI)	Two Phase 2 trials expected to commence by the end of 2007	Regado Biosciences
	NU172 (Thrombin)	CABG, PCI	Phase 1 expected to commence in 4Q2007 or 1Q2008	Nuvelo
	E10030 (PDGF)	Age Related Macular Degeneration (AMD)	IND submitted	Ophthotech
	ARC1905 (C5)	AMD	Preclinical	Ophthotech

To date, we have licensed our intellectual property to discover or develop aptamer product candidates to ten biotechnology and pharmaceutical companies, including Pfizer, Merck Serono, Takeda Pharmaceuticals and Elan Pharma. These agreements provide us with a source of cash flow in the form of equity investments, upfront payments, research funding and payments if we achieve specified milestones. In addition, we have the right to receive royalties from future product sales, if any, although we have not received any royalties to date. In some cases, we also retain co-development rights, co-promotion rights, rights of first refusal or profit sharing rights.

As we expand our capabilities and resources, we expect to take on progressively more responsibility for the development and commercialization of aptamer product candidates that we discover and retain a potentially greater share of the revenues that these aptamer product candidates may generate. From our inception through June 30, 2007, we have received approximately $55.2 million in upfront payments and equity investments and an aggregate of approximately $9.4 million in research funding and milestone payments from our collaborators.

Our Business Strategy

Our goal is to be the leader in the discovery and development of aptamer therapeutics. We intend to achieve our goal by using our proprietary technology and expertise with aptamers to develop a portfolio of aptamer product candidates and to license our technology to others to discover and develop their own aptamer product candidates. Consistent with our goal, we are pursuing the following strategies:

•	Rapidly advance ARC1779 through clinical development. If our early stage clinical trials of ARC1779 are successful, we intend to advance this aptamer product candidate into additional trials, including pivotal clinical trials, as rapidly as possible.

•	Generate additional aptamer product candidates for acute care using our proprietary discovery platform. We plan to discover and develop a portfolio of aptamer product candidates for acute intervention, including cardiovascular and hematological diseases. We intend to advance aptamer product candidates in these core therapeutic areas to later stages of clinical development and, if approved, to commercialize them either on our own or through strategic alliances.

•	Enter alliances to build capabilities in therapeutic areas of strategic interest. In some disease areas, such as cancer, we intend to enter into strategic alliances in which our collaborators will share the costs and risks of developing and commercializing aptamer therapeutics. Under some of our collaborations, we have the option to co-develop and co-promote aptamer product candidates in order to expand our development and marketing expertise. Consistent with this strategy, we plan to discover aptamers to treat cancer as part of our research and development collaboration with Merck Serono, which we entered into in June 2007.

•	Identify strategic opportunities to license our technologies to others. We intend to continue to license our intellectual property to third parties to develop their own aptamer product candidates, primarily for chronic indications. To date, we have entered into aptamer product candidate development agreements with ten biotechnology and pharmaceutical companies, including Pfizer, Merck Serono, Takeda Pharmaceuticals and Elan Pharma.

•	Maintain and expand our proprietary technology and intellectual property position. We own or exclusively license a portfolio of issued patents and pending patent applications for the discovery and development of aptamers and their role in treating disease. We intend to expand our intellectual property position by filing additional patent applications covering fundamental aspects of aptamers and through in-licensing agreements that provide us with access to technologies useful in the development of aptamer therapeutics.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. We have a limited operating history, have incurred substantial net losses and had an accumulated deficit of $124.5 million as of June 30, 2007. We expect to continue to incur substantial losses for the foreseeable future, and we expect these losses to increase substantially as we conduct larger scale trials for our aptamer product candidates. All of our aptamer product candidates are undergoing clinical trials or are in early stages of development and failure can occur at any stage of development. We have limited regulatory experience, and, to date, have only submitted two investigational new drug applications, or INDs, to the FDA. Our lead aptamer product candidate, ARC1779, has completed a Phase 1 clinical trial. In the fourth quarter of 2007, we expect to commence a Phase 2a trial of ARC1779 in ACS patients undergoing PCI and, subject to the regulatory review of our protocol, a Phase 2 clinical trial in patients suffering from TTP. We will continue to expend substantial resources for the foreseeable future developing existing and any new aptamer product candidates, and we will require substantial additional financing to further develop and potentially commercialize our aptamer product candidates. Our ability to generate product revenue in the future will depend heavily on the successful development and commercialization of our aptamer product candidates. Even if we succeed in obtaining regulatory approval of one or more of our aptamer product candidates, we have no experience in commercializing drug products. Accordingly, we may never generate sufficient revenue to achieve and then sustain profitability.

Private Placements of Common Stock to Nuvelo and Merck KGaA

In connection with our collaboration with Nuvelo, Inc., Nuvelo will purchase from us in a private placement concurrent with the closing of this offering, the number of shares of our common stock equal to the lesser of $10 million or 15% of the aggregate gross proceeds to us from this offering, at a price per share equal to the initial public offering price. Assuming we sell an aggregate of 4,500,000 shares in this offering at an assumed initial public offering price of $13.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, we expect Nuvelo to purchase 675,000 shares of our common stock.

In connection with our collaboration with Merck Serono, a division of Merck KGaA, Merck KGaA or its affiliate will purchase from us in a private placement concurrent with the closing of this offering 250,000 shares of our common stock, or, if the initial public offering price exceeds $14.00 per share, such lesser number of shares equal to $3,500,000 divided by the initial public offering price, in either case at a price per share equal to the initial public offering price.

Company Information

We were incorporated in Delaware on April 5, 2000. Our principal office is located at 300 Third Street, Cambridge, Massachusetts 02142. Our telephone number is (617) 621-7700. Our website address is www.archemix.com. Information contained on our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus. We have included our website address as an inactive textual reference only.

THE OFFERING

Common stock offered by Archemix	4,500,000 shares

Common stock to be outstanding after this offering	18,653,939 shares

Underwriters’ option to purchase additional shares	675,000 shares

Use of proceeds	We expect to use the net proceeds from this offering to fund preclinical and clinical development of our existing aptamer product candidates and the discovery and development of additional aptamer product candidates, to expand our research and preclinical capabilities and programs and for working capital, capital expenditures, expansion and protection of our intellectual property and other general corporate purposes. Please read “Use of Proceeds” for more detailed information.

Proposed NASDAQ Global Market symbol	ARCH

In connection with our collaboration with Nuvelo, Nuvelo will purchase from us in a private placement concurrent with the closing of this offering, the number of shares of our common stock equal to the lesser of $10 million or 15% of the aggregate gross proceeds to us from this offering, at a price per share equal to the initial public offering price. Assuming we sell an aggregate of 4,500,000 shares in this offering at an assumed initial public offering price of $13.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, we expect Nuvelo to purchase 675,000 shares of our common stock. In addition, in connection with our collaboration with Merck Serono, Merck KGaA or its affiliate will purchase from us in a private placement concurrent with the closing of this offering 250,000 shares of our common stock, or, if the initial public offering price exceeds $14.00 per share, such lesser number of shares equal to $3,500,000 divided by the initial public offering price, in either case at a price per share equal to the initial public offering price.

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of September 30, 2007, and excludes:

•	1,610,244 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2007, at a weighted average exercise price of $1.85 per share;

•	72,941 shares of common stock issuable upon the exercise of outstanding warrants for shares of common stock and shares of Series A redeemable convertible preferred stock, on an as-converted basis, outstanding as of September 30, 2007, at a weighted average exercise price of $3.59 per share;

•	an aggregate of up to 600,000 shares of common stock reserved for future issuance under our 2007 Employee, Director and Consultant Equity Incentive Plan which will become effective upon completion of this offering; and

•	an aggregate of up to 75,000 shares of common stock reserved for future issuance under our 2007 Employee Stock Purchase Plan which will become effective upon completion of this offering.

Except as otherwise noted, all information in this prospectus:

•	gives effect to the automatic conversion of all of our outstanding shares of redeemable convertible preferred stock into 12,054,710 shares of common stock upon the completion of this offering;

•	reflects the issuance to Nuvelo of 675,000 shares of our common stock at a price per share equal to an assumed initial public offering price of $13.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, in a private placement concurrent with this offering;

•	reflects the issuance to Merck KGaA or its affiliate of 250,000 shares of our common stock at a price per share equal to the initial public offering price;

•	reflects a 1-for-10 reverse stock split of our common stock effected on October 19, 2007;

•	assumes no exercise by the underwriters of their option to purchase 675,000 additional shares of common stock in this offering; and

•	assumes the filing of our restated certificate of incorporation and the adoption of our amended and restated bylaws upon the completion of the offering.

SUMMARY FINANCIAL DATA

You should read the following summary financial data together with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, all included elsewhere in this prospectus.

The pro forma unaudited balance sheet data as of June 30, 2007, gives effect to the conversion of all then outstanding shares of our redeemable convertible preferred stock into 12,054,710 shares of common stock, which will occur automatically upon the closing of this offering. The pro forma as adjusted unaudited balance sheet data as of June 30, 2007, further reflects the receipt of the net proceeds from our sale of 4,500,000 shares of common stock at an assumed initial public offering price of $13.00 per share in this offering, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, and our receipt of proceeds from the sale of 675,000 shares of common stock to Nuvelo and 250,000 shares of our common stock to Merck KGaA or its affiliate at a price per share equal to an assumed initial public offering price of $13.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus. Pro forma basic and diluted net loss per common share is calculated assuming the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock.

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands, except share and per share data)

Statement of Operations Data:
Revenue	$1,170	$152	$1,911	$2,398	$6,408	$1,680	$6,666
Operating expenses:
Research and development	6,180	9,226	9,531	17,061	16,965	7,202	12,863
General and administrative	1,984	3,158	5,133	6,213	7,634	3,892	4,539

Loss from operations	(6,994)	(12,232)	(12,753)	(20,876)	(18,191)	(9,414)	(10,736)
Interest income (expense), net	(303)	(36)	403	909	1,807	825	1,024

Net loss	$(7,297)	$(12,268)	$(12,350)	$(19,967)	$(16,384)	$(8,589)	$(9,712)

Net loss per common share:
Basic and diluted	$(16.07)	$(26.90)	$(24.76)	$(36.16)	$(29.84)	$(16.77)	$(14.12)

Weighted average basic and diluted common shares outstanding	553,422	579,547	723,626	742,927	835,136	766,417	989,900

Pro forma basic and diluted net loss per common share					$(1.44)		$(0.83)

Shares used in computing pro forma basic and diluted net loss per common share					11,397,635		11,643,086

	As of June 30, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(in thousands)

Balance Sheet Data:
Cash, cash equivalents and marketable securities	$61,847	$61,847	$126,277
Working capital	$56,353	$56,353	$120,783
Total assets	$72,094	$72,094	$136,524
Redeemable convertible preferred stock	$165,645	—	—
Total stockholders’ (deficit) equity	$(123,181)	$42,506	$106,936

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully read and consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of these risks actually occur, our business, prospects, financial condition, results of operations or cash flows could be materially harmed. In that event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Financial Position and Capital Requirements

We have incurred net operating losses since our inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future. We may never achieve or sustain profitability.

We have incurred net losses since our inception, including net losses of $9.7 million for the six months ended June 30, 2007, and $16.4 million for the year ended December 31, 2006. As of June 30, 2007, we had an accumulated deficit of $124.5 million. We expect to incur substantial net losses to further develop and commercialize our aptamer product candidates and do not know whether or when we will become profitable. To date, we have not commercialized any products or generated any revenues from the sale of products. Furthermore, we do not expect to generate any product revenues in the foreseeable future. Our losses have resulted principally from costs incurred in our discovery and development activities. We anticipate that our operating losses will substantially increase over the next several years as we expand our discovery, research, development and commercialization activities. We must successfully develop and obtain regulatory approval for our existing and future aptamer product candidates and effectively manufacture, market and sell any aptamer product candidates that are approved. If we are unsuccessful, we may never generate product sales, and even if we do generate product sales, we may never achieve or sustain profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the market price of our common stock and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. A decline in the market price of our common stock also could cause you to lose all or a part of your investment.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our aptamer product development or commercialization efforts.

We acquired the rights underlying our aptamer product candidates in October 2001, and shortly thereafter began to focus on the development of aptamer therapeutics. Since then, most of our resources have been dedicated to the discovery, research and development and preclinical and early-stage clinical testing of aptamer product candidates. Any aptamer product candidate that we discover and develop must undergo extensive and costly preclinical and clinical testing prior to seeking the necessary regulatory approvals for commercial sales. We will continue to expend substantial resources for the foreseeable future developing new and existing aptamer product candidates, including costs associated with research and development, acquiring new technologies, conducting preclinical and clinical trials, obtaining regulatory approvals and manufacturing products, as well as marketing and selling any products approved for sale. Our most advanced aptamer product candidate, ARC1779, has only completed one Phase 1 clinical trial. Because the outcome of our planned and anticipated clinical trials is uncertain, we cannot estimate the actual amounts necessary to complete successfully the development and commercialization of our aptamer product candidates.

We believe that the net proceeds from this offering and the proceeds from the sale of our common stock to Nuvelo and Merck KGaA or its affiliate in private placements concurrent with this offering, together with our existing cash and cash equivalents, short-term investments and funding that we expect to receive under our collaboration and license agreements, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through 2009.

Our future capital requirements depend on many factors, including:

•	the number and characteristics of the aptamer product candidates we pursue;

•	the scope, progress, results and costs of researching and developing and conducting preclinical and clinical trials of our aptamer product candidates;

•	the timing of, and the costs involved in, obtaining regulatory approvals for our aptamer product candidates;

•	the cost of commercialization activities, including marketing, sales and distribution;

•	the cost of manufacturing our aptamer product candidates;

•	the number and financial terms of the collaboration and license agreements that we may enter into with third parties with respect to our aptamer technology;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the results of such litigation; and

•	the timing, receipt and amount of sales or royalties on our future products, if any.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to:

•	delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for one or more of our aptamer product candidates;

•	delay, limit, reduce or terminate our research and development activities; or

•	delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our aptamer product candidates.

Conducting preclinical and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary information to obtain regulatory approval and achieve product sales. In addition, to compete effectively, our aptamer therapeutics must be easy to use, cost-effective and economical to manufacture on a commercial scale. We may not achieve any of these objectives. Our commercial revenues, if any, will be derived from sales of drugs that we do not expect to be commercially available for several years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or aptamer product candidates.

We may seek additional capital through a combination of private and public equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or aptamer product candidates, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market aptamer product candidates that we would otherwise prefer to develop and market ourselves.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the United States Securities and Exchange Commission, or the SEC, and The NASDAQ Stock Market, have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some of our activities more time-consuming and costly. We estimate that as a result of being a public company our annual expenses will initially be approximately $500,000 for legal fees, $600,000 for audit and related fees and $500,000 for directors’ and officers’ insurance. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

The Sarbanes-Oxley Act of 2002 requires, among other things, that we implement and maintain effective internal control for financial reporting and disclosure. In particular, commencing with our fiscal year ending December 31, 2008, we must begin to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. We expect to incur significant expense and devote substantial management effort toward ensuring compliance with Section 404. We currently do not have an internal audit function, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common stock could decline and we could be subject to sanctions or investigations by The NASDAQ Stock Market, the SEC or other regulatory authorities, which would entail expenditure of additional financial and management resources.

Risks Relating to Discovery, Development, Clinical Testing and Regulatory Approval of Our Aptamer Product Candidates

We depend heavily on the success of our most advanced aptamer product candidate, ARC1779, and if ARC1779 does not receive regulatory approval or become successfully commercialized, our business will suffer.

We completed one Phase 1 clinical trial for our lead aptamer product candidate ARC1779 in March 2007, and we expect to commence a Phase 2a clinical trial of ARC1779 in the fourth quarter of 2007 in patients with acute coronary syndrome, or ACS, who are undergoing angioplasty, or PCI. In addition, subject to the regulatory review of our proposed protocol, we expect to commence a Phase 2 clinical trial of ARC1779 in the fourth quarter of 2007 in patients suffering from thrombotic thrombocytopenic purpura, or TTP. The United States Food and Drug Administration, or FDA, or regulatory authorities in other countries may have comments on either of these proposed protocols that could delay the start of these clinical trials. In addition, we must successfully complete these clinical trials and other Phase 2 and Phase 3 clinical trials before we are able to submit a New Drug Application, or NDA, to the FDA for approval of ARC1779. This process takes many years and will require the expenditure of substantial resources. Clinical trials involving the number of sites and patients required for FDA or foreign regulatory approval of ARC1779 may not be successfully completed. If these clinical trials fail to demonstrate that ARC1779 is safe and effective, it will not receive regulatory approval. Even if ARC1779 receives regulatory approval, it may never be successfully commercialized. If ARC1779 does not receive regulatory approval or is not successfully commercialized, we may not be able to generate revenue, become profitable or continue our operations. Since ARC1779 is our most advanced aptamer product candidate, if our development of it does not succeed, it could have a material adverse effect on our business.

We are discovering and developing an emerging class of drugs that are unproven as systemically administered therapeutic agents and our efforts may never lead to products which gain regulatory approval or are commercialized.

All of our product candidates are aptamers, and our future success depends on the successful development of products based on our aptamer technology. None of our aptamer product candidates has obtained regulatory approval and all of them are in early stages of research and clinical development. We have limited regulatory experience, and, to date, have only submitted two investigational new drug applications to the FDA. Our aptamer product candidates may not prove to be safe, effective or commercially viable as treatments for disease. Furthermore, we are aware of only one aptamer, Macugen®, which is marketed by Pfizer Inc. and OSI Pharmaceuticals, Inc. for the treatment of an eye disease known as age-related macular degeneration, that has obtained FDA approval and is based on technology similar to ours. Macugen® is administered by a direct, local injection in a patient’s eye, and is not administered systemically, as our aptamer product candidates are designed to be administered systemically, which means our aptamer product candidates are designed to reach their intended targets through the body’s circulatory system. As a result, it may be more difficult for us to achieve market acceptance of our products, particularly the first products that we introduce to the market based on new technologies. Our efforts to educate the medical community about these potentially unique approaches may require greater resources than would be typically required for products based on conventional technologies. If we fail to generate aptamer product candidates that are safe, effective and commercially viable treatments for disease, or if our aptamer product candidates fail to obtain FDA or foreign regulatory approval, our business will be severely harmed.

Furthermore, our focus solely on aptamer technology for developing drugs as opposed to multiple, more proven technologies for drug development increases the risks associated with the ownership of our common stock. If we are not successful in developing an aptamer product candidate using our technology, we may be required to change the scope and direction of our product development activities. In that case, we may not be able to identify and implement successfully an alternative product development strategy.

Because there is currently only one aptamer that has been approved by the FDA for commercial sale, the requirements that will apply to aptamers may be less clearly established than for already approved classes of therapeutics.

We have focused our clinical development efforts and research on aptamer technology, and our future success depends on the successful development of this technology and products based on our aptamer technology. The scientific discoveries that form the basis for our efforts to discover and develop aptamer product candidates are relatively new. As a result, we may need to spend more time and resources on the process of demonstrating to the FDA or foreign regulatory authorities that our product candidates are safe and effective than we would if we were developing product candidates that were part of an established class of therapeutic agents.

Clinical trials and the process of seeking regulatory approval for our aptamer product candidates, including ARC1779, will be lengthy and expensive and the outcome is uncertain.

Conducting preclinical and clinical trials is a time-consuming, expensive and uncertain process that usually takes years to complete. Before obtaining regulatory approval for the commercial sale of any drug, we must demonstrate through preclinical and clinical trials that our aptamer product candidates are safe and effective for use in humans. Our most advanced aptamer product candidate, ARC1779, has only completed one Phase 1 clinical trial. In addition, our aptamer product candidates may not demonstrate in humans the same chemical and pharmacological properties that we observed in laboratory or preclinical animal studies, and they may interact with human biological systems in unforeseen, ineffective or harmful ways. The interim results of preclinical studies or clinical trials do not necessarily predict their final results, and acceptable results in early studies might not be seen in later studies, in large part because earlier phases of studies are often conducted on smaller groups of patients than later studies, and without the same trial design features, such as randomized controls and long-term patient follow-up and analysis. Aptamer product candidates that appear promising at early stages of development may ultimately fail for a number of reasons, including the possibility that the aptamer product candidates may be ineffective, or less effective than products of our competitors.

We must provide the FDA and regulatory authorities in other countries with preclinical and clinical data that demonstrate that our aptamer product candidates are safe and effective before they can be approved for commercial sale. We have primary responsibility for compiling these data and submitting the application for regulatory approval in the United States and other geographic regions in which we intend to market our products. We have only limited experience in filing and prosecuting the applications necessary to gain regulatory approvals, particularly outside the United States. As a result, we may experience a longer regulatory process in connection with obtaining regulatory approvals for our aptamer product candidates.

If serious adverse events or other undesirable side effects are identified during the development of ARC1779 or other aptamer product candidates, we may need to abandon our development of some of our aptamer product candidates.

Our aptamer product candidates are in an early stage of development and their risk of failure is high. We cannot predict when or if any of our aptamer product candidates will prove effective or safe in humans or will receive regulatory approval. If the effects of our aptamer product candidates include undesirable side effects or have other unexpected characteristics, we may need to abandon our development of those aptamer product candidates.

Commonly observed side effects associated with the administration of other classes of oligonucleotides, such as antisense and small interfering RNA, or siRNA, include stimulation of the immune system, activation of the blood complement system and inhibition of coagulation. To date, the side effects that we have observed in clinical trial participants receiving ARC1779 and a prior aptamer product candidate, ARC183, were non-serious adverse events of varying degrees of severity.

One participant in our Phase 1 clinical trial of ARC1779 experienced an allergic-like reaction following a rapid bolus administration of ARC1779, resulting in dizziness, nausea, abdominal pain, shortness of breath, a flushing sensation, signs of hypotension, rapid heart rate, respiratory wheezing, and a few, diverse abnormal lab test results. No treatment intervention was required, and these signs and symptoms resolved spontaneously within 24 hours. In other participants, the occurrence of mild or moderately severe, non-serious adverse events which were potentially attributable to ARC1779 included dizziness, flushing, excessive sweating, chest discomfort, nausea, vein inflammation and a few, diverse abnormal lab test results. In addition, in our Phase 1 clinical trial of ARC183, an earlier aptamer product candidate which we abandoned, we observed that approximately 30% of subjects had symptoms which might have been indicative of a hypersensitivity type of reaction. We cannot assure you that additional or more severe adverse side effects with respect to our aptamer product candidates will not develop in future clinical trials, which could delay or preclude regulatory approval of our aptamer product candidates or limit their commercial use.

If clinical trials for our aptamer product candidates are delayed or are not successful, we may be unable to obtain regulatory approvals to commercialize our aptamer product candidates on a timely basis, or at all.

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us or any regulatory authority to delay or suspend those clinical trials or delay the analysis of data derived from them. At any time during our clinical trials we, our collaborators or licensees, an institutional review board, or IRB, the FDA or foreign regulatory authorities might delay or halt any ongoing or planned clinical trials for various reasons, including:

•	discovery of harmful unexpected toxicities or side effects caused by the aptamer product candidate;

•	failure to demonstrate the efficacy or safety of the aptamer product candidate;

•	development of disease resistance or other physiological factors;

•	delays or failure in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective sites;

•	lower than anticipated recruitment and retention rates of subjects and patients in clinical trials;

•	delays in obtaining, or our inability to obtain, required approvals from IRBs or other reviewing entities at clinical sites selected for participation in our clinical trials;

•	insufficient supply or deficient quality of our aptamer product candidates or other materials necessary to conduct our clinical trials;

•	governmental or regulatory delays and changes in regulatory requirements and guidelines; or

•	failure of our third-party contractors to comply with regulatory requirements or otherwise meet their contractual obligations to us in a timely manner.

For example, in September 2005 we terminated a clinical trial of our aptamer product candidate ARC183 as an anticoagulant for potential use in acute cardiovascular settings such as coronary artery bypass graft surgery, because the amount of drug substance needed to achieve the desired anticoagulation for use in this surgery resulted in a sub-optimal dosing profile. As a result, we and Nuvelo, Inc. decided not to pursue further development of ARC183 and began to pursue development of an alternative aptamer product candidate, which Nuvelo has designated NU172.

Our clinical trials may not begin as planned, may need to be redesigned, and may not be completed on schedule, if at all. For example, if we do not meet our primary efficacy or safety endpoints, we may have to redesign the clinical trial for our aptamer product candidate or we may have to discontinue development of our aptamer product candidate. Delays in our clinical trials may result in increased development costs for our aptamer product candidates, which could limit our ability to obtain additional financing. In addition, if one or more of our clinical trials are delayed, our competitors may be able to bring products to market before we do, and the commercial viability of our aptamer product candidates could be significantly reduced.

Clinical trials also require the review and oversight of an IRB at each of the clinical sites at which a trial will be conducted. Each IRB must approve and continually review clinical investigations and protect the rights and welfare of human subjects. Inability to obtain, or delay in obtaining, IRB approval can prevent or delay the initiation and completion of clinical trials.

Any failure or substantial delay in successfully completing clinical trials and obtaining regulatory approval for our aptamer product candidates could severely harm our business.

We may experience delays in the enrollment of patients in our clinical trials, which could delay or prevent the receipt of necessary regulatory approvals.

We may not be able to initiate or continue clinical trials for our aptamer product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in the clinical trials required by the FDA, the European Agency for the Evaluation of Medicinal Products, or the EMEA or other regulatory authorities. In our clinical development of ARC1779 for use in ACS, we may experience delays in enrollment in our clinical trials as a result of reluctance on the part of patients experiencing heart attacks to agree to the administration of a product candidate under development instead of an approved therapy, such as ReoPro®, marketed by Eli Lilly and Company and Centocor, Inc., or Integrilin®, marketed by Schering-Plough Corporation and GlaxoSmithKline plc. In our clinical development of ARC1779 for the treatment of TTP, we may find it difficult to enroll patients due to the small number of people who suffer from acute TTP. In particular, in our proposed Phase 2 clinical trial of ARC1779 in patients suffering from TTP, the design of our trial calls for the enrollment of four patients suffering from acute episodes of TTP. We understand that the center at which we plan to conduct this trial, the Medical University of Vienna, has historically treated a small number of patients per year with acute TTP, and that the number treated can vary widely from year to year. If the Medical University of Vienna receives fewer than four acute TTP patients for treatment during the course of our proposed Phase 2 trial, or if one or more of those patients refuses to participate in our trial, we may be unable to enroll a sufficient number of acute TTP patients in our trial in a timely manner or at all. An inability to enroll patients or to obtain clinically significant data could delay the completion of our proposed Phase 2 trial. In addition, regulatory authorities could require us to conduct additional Phase 2 trials, with additional acute TTP patients, before we are able to proceed to additional clinical testing of ARC1779 for this indication.

We are also aware that some of our competitors have ongoing clinical trials for product candidates that could be competitive with our aptamer product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates.

Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause our stock price to decline and limit our ability to obtain additional financing. Our inability to enroll a sufficient number of patients for any of our current or future clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether.

If ARC1779 reaches Phase 3 clinical trials in ACS, we may seek a collaborator to advance ARC1779 into later-stage clinical development. If we are unable to find a collaborator for that purpose on reasonable terms, the clinical development of ARC1779 could be delayed or significantly more expensive to us.

We do not currently have the experience, resources or capacity to advance ARC1779 into the Phase 3 stage of clinical development for use in ACS, due to the large size and scope of the clinical trial that we anticipate would be required in order to achieve regulatory approval of ARC1779 in this indication. If our proposed Phase 2a and subsequent clinical trials of ARC1779 for use in ACS yield positive results, and ARC1779 is ready to enter Phase 3 clinical trials, we may enter into a collaboration agreement with a larger pharmaceutical or biotechnology company that would be interested in developing ARC1779 through late-stage clinical trials, or build the necessary expertise and expand our capacity in order to develop ARC1779 ourselves. We cannot assure you that we would be able to find a collaborator for that process on reasonable terms, or at all. If we do not identify a collaborator and negotiate an agreement with them on terms that are acceptable to us or if we are unable to develop the expertise and capacity to develop ARC1779 ourselves, the clinical development of ARC1779 for use in ACS could be significantly delayed. Furthermore, we may not be able to raise the additional capital to develop ARC1779 ourselves.

If we are unable to discover suitable potential aptamer product candidates through internal research programs, our business prospects will suffer.

A key element of our strategy is to discover, develop and commercialize a portfolio of aptamer therapeutics that can be administered safely, efficiently and effectively. We are seeking to do so in part through our internal discovery and development programs. A significant portion of the research that we are conducting involves new and unproven technologies. Research programs to identify new disease targets and aptamer product candidates require substantial technical, financial and human resources, whether or not any candidates or technologies are ultimately identified or developed. Our initial research and preclinical programs may show promise in identifying potential aptamer product candidates but further testing either in preclinical or clinical settings may conclude that the research we conducted was not indicative of the ultimate viability and success of the aptamer product candidate.

Failure to obtain regulatory approval outside the United States would prevent us from marketing our products abroad.

We intend to seek approval to market our products in both the United Stated and outside the United States. In order to market our products in the European Union and many other non-United States jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. We have no experience in obtaining regulatory approvals outside the United States. The approval procedure varies among countries and can involve additional clinical testing. The time required to obtain approval outside the United States may differ from that required to obtain FDA approval. The regulatory approval process outside the United States may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA or regulatory authorities in some countries does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or by the FDA. We and our collaborators may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. The failure to obtain these approvals could materially adversely affect our business, financial condition and results of operations.

If we or our collaborators receive regulatory approval for our aptamer product candidates, we will also be subject to ongoing obligations of the FDA and regulatory authorities in other countries in which our aptamer product candidates are approved and continued regulatory review, such as continued safety testing and reporting requirements. We may also be subject to additional FDA post-marketing obligations or those required by regulatory authorities in other countries, all of which may result in significant expense and limit our ability to commercialize our aptamer product candidates.

Any regulatory approvals that we or our collaborators receive for our aptamer product candidates may also be subject to limitations on the indicated uses for which the drug may be marketed and may contain requirements for potentially costly post-marketing testing and surveillance to monitor the safety and efficacy of the product. In addition, if the FDA or regulatory authorities in other countries approve any of our aptamer product candidates, the labeling, manufacturing, packaging, adverse event reporting, storage, advertising, promotion and record-keeping for the product will be subject to extensive regulatory requirements. Violations of, or noncompliance with, regulatory requirements, or the subsequent discovery of previously unknown problems with the product, including adverse events of unanticipated severity or frequency, may result in actions such as:

•	restrictions on the use or distribution of such products, manufacturers or manufacturing processes;

•	warning letters;

•	withdrawal of the products from the market;

•	refusal of the FDA or foreign regulatory authorities to approve pending applications or supplements to approved applications that we submit;

•	recalls;

•	fines;

•	suspension or withdrawal of regulatory approvals;

•	refusal to permit the import or export of our products;

•	product seizure or detention of our products; or

•	injunctions or the imposition of civil or criminal penalties.

We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily, including failing to meet established deadlines for the completion of such trials.

We often rely on third parties such as contract research organizations, medical institutions and clinical investigators to enroll qualified patients and conduct, supervise and monitor our clinical trials. For example, we have engaged a contract research organization to conduct our proposed Phase 2a clinical trial for ARC1779 in ACS and our proposed Phase 2 clinical trial in TTP.

Our reliance on these third parties for clinical development activities reduces our control over these activities. Our reliance on these third parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with good clinical practice regulations, or GCP. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. In addition, they may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for, and commercialize, our aptamer product candidates may be delayed or prevented.

Risks Related to the Marketing and Commercialization of Our Aptamer Product Candidates

If our aptamer product candidates do not achieve significant market acceptance, we will not be able to recover the significant investment we have made in developing our aptamer product candidates and our business would be severely harmed.

Even if clinical trials demonstrate the safety and efficacy of our aptamer product candidates and the necessary regulatory approvals are obtained, our aptamer product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community. The degree of market acceptance of any aptamer product candidates that we develop will depend on a number of factors, including the aptamer product candidates’ clinical efficacy and safety, cost-effectiveness and advantage over alternative treatment methods. If approved for commercial sale, ARC1779 would compete against widely used and accepted therapies such as ReoPro® and Integrilin®, and it may be difficult to gain market acceptance versus well-established competing therapies. Furthermore, market acceptance may be affected by the availability of insurance or other third-party reimbursement, the quality of our or our collaborators’ marketing and distribution capabilities for our aptamer product candidates and the timing of their market entry relative to competitive treatments. The aptamer product candidates that we are developing are based upon technologies and therapeutic approaches that are relatively new and unproven. Key participants in pharmaceutical marketplaces, such as physicians, third-party payors and consumers, may not accept an aptamer product candidate intended to improve therapeutic results that is based on aptamer technology. As a result, it may be more difficult for us to achieve market acceptance of our aptamer product candidates.

If we decide to market our aptamer product candidates through a direct sales force, we would need to either hire a sales force with expertise in pharmaceutical sales or contract with a third party to provide a sales force to meet our needs.

We do not currently have a sales or marketing organization and have no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any approved product, we must either develop a sales and marketing organization or outsource these functions to third parties. Our corporate strategy includes our plan to develop a sales organization in the event that our aptamer product candidates are approved by the FDA or regulatory authorities in other countries.

We may be unable to establish marketing, sales and distribution capabilities necessary to commercialize and gain market acceptance for our aptamer product candidates and be competitive. In addition, co-promotion or other marketing arrangements with third parties to commercialize aptamer product candidates could significantly limit the revenues we derive from these aptamer product candidates, and these third parties may fail to commercialize our aptamer product candidates successfully. If we do not establish sales and distribution capabilities successfully, either on our own or in collaboration with third parties, we may not successfully commercialize our aptamer product candidates.

Any products we commercialize may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, thereby harming our business.

The regulations that govern marketing approvals, pricing and reimbursement for new drugs vary widely from country to country. In the United States, pending legislation may significantly change the approval requirements in ways that could involve additional costs and cause further delays. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. Although we intend to monitor these regulations, our programs are currently in the early stages of development and we will not be able to assess the impact of price regulations for a number of years. As a result, we might obtain regulatory approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product and negatively impact the revenues we are able to generate from the sale of the product in that country.

Our ability to commercialize any products successfully also will depend in part on the extent to which reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Even if we succeed in bringing one or more products to the market, these products may not be considered cost-effective, and the amount paid for any products may be insufficient to allow us to sell our products on a competitive basis. Because our programs are in the early stages of development, we are unable at this time to determine their cost effectiveness and the level or method of reimbursement. Increasingly, the third-party payors who cover the cost of drugs, such as government and private insurance plans, are requiring that drug companies provide them with predetermined discounts from list prices, and are challenging the prices charged for medical products. If the price we are able to charge for any products we develop is inadequate in light of our development and other costs, our profitability could be adversely affected.

We currently expect that any drugs we develop may need to be administered under the supervision of a physician. Under currently applicable law, drugs that are not usually self-administered may be eligible for coverage by the Medicare program if:

•	they are incident to a physician’s services;

•	they are “reasonable and necessary” for the diagnosis or treatment of the illness or injury for which they are administered according to accepted standard of medical practice; and

•	they are not excluded as immunizations.

There may be significant delays in obtaining coverage for newly-approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or regulatory authorities in other countries. Moreover, eligibility for coverage does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim payments for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payment rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on payments allowed for lower-cost drugs that are already reimbursed, may be incorporated into existing payments for other services and may reflect budgetary constraints or imperfections in Medicare data. Net prices for drugs may be reduced by mandatory discounts or rebates required by government health care programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for new drugs that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products, and our overall financial condition.

We believe that the efforts of governments and third-party payors to contain or reduce the cost of healthcare will continue to affect the business and financial condition of pharmaceutical and biopharmaceutical companies. A number of legislative and regulatory proposals to change the healthcare system in the

United States and other major healthcare markets have been made in recent years. These proposals have included prescription drug benefit legislation recently enacted in the United States and healthcare reform legislation recently enacted by certain states. Further federal and state legislative and regulatory developments are possible and we expect ongoing initiatives in the United States to increase pressure on drug pricing. Such reforms could have an adverse effect on anticipated revenues from any aptamer product candidates that we may successfully develop.

Another development that may affect the pricing of drugs is Congressional action regarding drug reimportation into the United States. The Medicare Prescription Drug Plan legislation, which became law in December 2003, requires the Secretary of Health and Human Services to promulgate regulations for drug reimportation from Canada into the United States under some circumstances, including when the drugs are sold at a lower price than in the United States. The Secretary retains the discretion not to implement a drug reimportation plan if he finds that the benefits do not outweigh the cost. Proponents of drug reimportation may attempt to pass legislation that would directly allow reimportation under certain circumstances. If legislation or regulations were passed allowing the reimportation of drugs, they could decrease the price paid by individual patients for any aptamer product candidates that we may develop, negatively affecting our anticipated revenues and prospects for profitability.

Risks Related to Intellectual Property

If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We hold licenses from Gilead Sciences, Inc. for patents, patent applications and know-how covering all of our current product candidates, our technology and the SELEX process specifically. Our license agreement imposes diligence requirements on us. If we fail to comply with the obligations imposed on us in our license agreement, Gilead may have the right to terminate the licenses and we may not be able to use any or all of the intellectual property and other rights which are the subject of the license agreement, including the SELEX process. To date, we believe that we have met all such obligations and are in compliance with the terms and conditions of the agreement.

If we are unable to obtain and maintain patent protection for our technology and products, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be adversely affected.

Our success will depend in large part on our ability to obtain and maintain patent protection in the United States and other countries for our proprietary technology and products. We have sought to protect our proprietary position by filing patent applications in the United States and abroad related to our proprietary technology and products that are important to the development of our business. This process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or products, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or the interpretation of the patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.

Because publications of discoveries in the scientific literature often lag behind the actual discoveries, and because patent applications in the United States and many other jurisdictions are typically not published until 18 months after filing, or in some cases not at all, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in our or their issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications.

Assuming the other requirements for patentability are met, in the United States, the first to make the claimed invention is entitled to the patent, and outside the United States, the first to file is entitled to the patent. If a third party filed or files a United States patent application directed to the same or a similar invention as one of our patents or patent applications, we may be required to participate in an adversarial proceeding, known as an interference, declared by the United States Patent and Trademark Office to determine priority of invention in the United States. The costs of such a proceeding could be substantial, and it is possible that our efforts could be unsuccessful, resulting in a narrowing or loss of our United States patent rights. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent rights sought by us, which in turn could affect our ability to market a potential product to which that patent filing was directed.

Even if issued, patents may not effectively exclude competitors from engaging in activities that compete with us or provide us with a competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a manner that does not infringe our patents. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and our patents may be challenged in the courts or patent offices. Such challenges to our patents may result in the claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the term of patent protection we may have for our technology and products.

Because of the time required for development, testing and regulatory review of a new drug, it is likely that one or more related patents may expire before any of our product candidates can be commercialized, or may remain in force for only a short period following commercialization. In either case, this would reduce any advantages of the patents.

We may become involved in costly and distracting lawsuits and proceedings to protect, defend or enforce our patent rights, the outcome of which would be uncertain and could put our patent rights and proprietary information at risk.

In order to protect or enforce our patent rights, we may initiate litigation against third parties in the United States or in foreign countries. In addition, we may become involved in an interference or opposition proceeding conducted in the United States or other patent offices challenging our patent rights or the patent rights of others. The defense of patents through lawsuits, interferences, oppositions and other legal and administrative proceedings can be costly and can distract our technical and management personnel from their normal responsibilities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Such costs could increase our operating losses and reduce our resources available for development activities. An adverse determination of any litigation or proceeding, or a settlement of such a dispute, could put one or more of our patents at risk of being narrowed, invalidated or held unenforceable, or could put our pending patent claims at risk of being narrowed or not issuing. In addition, an adverse determination could allow third parties to commercialize our technology or products and compete directly with us, without payment to us.

Furthermore, because of the substantial amount of discovery and testimony usually required in connection with intellectual property litigation and proceedings, there is a risk that some of our confidential information could be compromised by disclosure during such litigation or proceedings. For example, during the course of litigation and despite protective orders entered by the court, confidential information may be inadvertently disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. Such disclosures could materially adversely affect our business and financial results.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and products, we also rely on trade secrets, including unpatented know-how, technology, and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties that have access to them, such as our employees, corporate collaborators, outside scientific collaborators, sponsored researchers, contract manufacturers, consultants, advisors and other third parties. We also have entered into confidentiality and invention or patent assignment agreements with all of our employees and our consultants. Any of these parties may breach the agreements and disclose our proprietary information, and we may not have adequate remedies for any such breach. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them from using that technology or information to compete with us. If any our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Third parties may allege that we are infringing their intellectual property, which would cause us to spend substantial resources on litigation, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Although we are not currently a party to any patent litigation or any other adversarial proceeding regarding intellectual property rights with respect to our products and technology, including any interference proceeding before the United States Patent and Trademark Office, we may become so in the future. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. Even when we are aware of third-party patents relevant to our research and development efforts or our aptamer product candidates, we undertake research and development on the basis that one or more of the following is true with respect to such third-party patents: (1) our technology and product candidates do not infringe any valid claim of the patent, (2) the patent will expire before any potentially infringing technology or product will be commercialized, (3) any potential infringement falls within the statutory exceptions to infringement for the development of information solely for purposes reasonably related to submission to the FDA, (4) any potential infringement has been discontinued and any damages for past infringement would not result in a material adverse effect on our business, (5) a license to the patent is likely available on commercially reasonable terms, or (6) the patent could be avoided by conducting the potentially infringing activity in a jurisdiction where no such patent is in effect. However, the outcome of litigation is subject to uncertainties that cannot be adequately quantified in advance, including the identity of the adverse party and the demeanor and credibility of witnesses, especially in biotechnology related patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. If we are found to infringe any claim of any of these patents, we could be required to obtain a license from the patent owner, which might not be available on commercially reasonable terms or at all, or we could be forced to cease commercializing the infringing technology or product. We could also be found liable for monetary damages for past infringement. As a result, a finding of infringement could have a material adverse effect on our business.

Even if resolved in our favor, litigation relating to claims of intellectual property infringement would cause us to incur significant expenses, and would distract our technical and management personnel from their normal responsibilities. Such litigation could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings, and some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have inadvertently or otherwise used or disclosed intellectual property, trade secrets or other proprietary information of any such employee’s former employer. Litigation may be necessary to defend against these claims and, even if we are successful in defending ourselves, could result in substantial costs and distract our technical and management personnel. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

If a patent or other infringement proceeding is resolved against us, we may be enjoined from researching, developing, manufacturing or commercializing our technology or products without a license from the other party and we may be held liable for significant damages. We may not be able to obtain any required license on commercially acceptable terms or at all. Even if we were able to obtain licenses to such technology, some licenses may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. Ultimately, we may be unable to commercialize some of our aptamer product candidates or may have to cease some of our business operations, which could harm our business.

Risks Relating to Our Agreements with Third Parties

Because we have licensed some aptamer product candidates and related technology to third parties, we are dependent on third parties for the successful development and commercialization of those aptamer product candidates.

Our decision to license some aptamer product candidates to third parties means we have relinquished control over how those aptamer product candidates are developed and commercialized and how they are perceived in the marketplace. As a result, our success depends, in part, on the efforts of those licensees and on their success in the clinical development of those aptamer product candidates, each of which is outside our control.

In addition, our aptamer product candidates may receive negative publicity relating to the activities of our licensees, regardless of whether such publicity is properly attributable to the merits of our aptamer product candidates. If we receive negative publicity based on the activities of our licensees, which are not within our control, our business, financial condition and results of operations and the value of our common stock could be materially and adversely affected.

The success of the aptamer product candidates that we license to third parties depends heavily on our collaboration with each third party. If a third party licensee is unable to further develop or commercialize an aptamer product candidate, or experiences significant delays in doing so, our business may be materially harmed.

We have entered into a series of agreements with third parties for the development and commercialization of aptamer product candidates, and we cannot predict the success of these collaborations. Each collaboration involves a complex allocation of responsibilities, costs and benefits. Often, the third party is responsible for conducting and funding much of the future development and regulatory approval activities for an aptamer product candidate and has control over the conduct and timing of development efforts for the aptamer product candidate. A third party’s failure to devote sufficient financial and other resources to the development plan may delay the clinical development of an aptamer product candidate, which could lead to the delay in payment of clinical and regulatory milestones under our agreements and may delay eventual commercialization of an aptamer product candidate and any royalties we could receive on commercial sales.

We may not be able to execute our business strategy if we are unable to continue to enter into alliances with other companies that can provide capabilities and funds for the development and commercialization of our aptamer product candidates. If we are unsuccessful in forming or maintaining these alliances on favorable terms, our business may not succeed.

Part of our business strategy involves entering into license agreements with third parties under which the third parties take licenses from us for aptamer product candidates. These licenses provide us with funds that we can devote to the development of our lead aptamer product candidates ourselves. We may not be successful in entering into any such alliances in the future on terms that are favorable to us. Even if we do succeed in securing such alliances, we may not be able to maintain them if, for example, development or approval of an aptamer product candidate is delayed or sales of an approved drug are disappointing. Furthermore, any delay in entering into collaboration agreements could delay the development and commercialization of our aptamer product candidates and reduce their competitiveness even if they reach the market. Any such delay related to our collaborations could adversely affect our business.

In addition, any collaboration that we enter into may be unsuccessful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Our collaborators will have significant discretion in determining the efforts and resources that they will apply to these collaborations. We anticipate that in any collaboration we enter into we will be subject to the following risks, among others:

•	our collaborators may have the first right to maintain or defend certain of our intellectual property rights and, although we would have the right to assume the maintenance and defense of these intellectual property rights if our collaborators do not, our ability to do so may be compromised by our collaborators’ acts or omissions;

•	our collaborators may utilize certain of our intellectual property rights in such a way as to invite litigation that could jeopardize or invalidate these intellectual property rights or expose us to potential liability; and

•	our collaborators may not comply with all applicable regulatory requirements.

If any collaborator or licensee terminates its agreement with us or fails to perform its obligations under its agreement with us, or fails to comply with applicable law, the development and commercialization of our aptamer product candidates could be delayed or terminated.

Our use of collaborators and licensees for funding and aptamer product candidate development means that our business would be adversely affected if any collaborator or licensee terminates its agreement with us or fails to perform its obligations under that agreement or under applicable law. Our current or future collaborations and licenses may not result in aptamer product candidates that are scientifically or commercially successful or result in the development or commercialization of any aptamer product candidates. For example, in June 2007, we entered into an agreement with Merck Serono, a division of Merck KGaA, for the discovery, development and commercialization of aptamers against targets with application in the prevention and treatment of cancer and inflammatory and autoimmune indications. We have a limited history of working with Merck Serono under this agreement, which was entered into only recently. If the agreement does not result in the development of any aptamer product candidates, our business could be adversely affected. In addition, disputes may arise in the future with respect to the ownership of rights to technology or aptamer product candidates developed with collaborators and licensees, which could have an adverse effect on our ability to develop and commercialize any affected aptamer product candidate.

Our current collaborations allow, and we expect that any future collaborations will allow, either party to terminate the collaboration for specified material breaches by the other party. If a collaborator terminates its collaboration with us, for breach or otherwise, it would be difficult for us to attract new collaborators and could adversely affect how we are perceived in the business and financial communities. In addition, a collaborator or licensee could determine that it is in its financial interest to:

•	pursue alternative technologies or develop alternative products, either on its own or jointly with others, that may be competitive with the products on which it is collaborating with us or which could affect its commitment to the collaboration with us;

•	pursue higher-priority programs or change the focus of its development programs, which could affect the collaborator’s commitment to us; or

•	if it has marketing rights, choose to devote fewer resources to the marketing of our aptamer product candidates, if any are approved for marketing, than it does for product candidates of its own development.

If any of these events occur, the development and commercialization of one or more aptamer product candidates could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue such development and commercialization on our own.

Risks Related to the Manufacturing of Our Aptamer Product Candidates

We rely on a single third party to manufacture and supply our aptamer product candidates. Any problems experienced by this vendor could result in a delay or interruption in the supply of aptamer to us until this vendor cures the problem or until we locate and qualify an alternative source of supply.

The manufacture of aptamers requires specialized equipment and utilizes complicated production processes that would be difficult, time-consuming and costly to duplicate. Avecia Biologics Limited, or Avecia, is currently the third-party manufacturer of our aptamer product candidates. We do not have a long-term contract with Avecia, but rather interact with them on a purchase order basis. Any prolonged disruption in the operations of our third-party manufacturer could have a significant negative impact on our ability to manufacture products for clinical testing on our own and would cause us to seek additional third-party manufacturing contracts, thereby increasing our development costs. Even though our third-party manufacturer carries manufacturing interruption insurance policies, we may suffer losses as a result of business interruptions that exceed the coverage available under these insurance policies, if any. Events beyond our control, such as natural disasters, fire, sabotage or business accidents could have a significant negative impact on our operations by disrupting our aptamer product candidate development efforts until our third-party manufacturer can repair its facility or put in place third-party contract manufacturers to assume this manufacturing role. Any delay or interruption in our supply of aptamers would likely lead to a delay or interruption in our preclinical and clinical trials of our aptamer product candidates, which could negatively affect our business.

We have no manufacturing capacity and anticipate continued reliance on third-party manufacturers for the supply of development and commercial quantities of our aptamer product candidates.

We do not currently operate manufacturing facilities for preclinical, clinical or commercial production of our aptamer product candidates under development. We have no experience in drug formulation or manufacturing and we lack the resources and the capabilities to manufacture any of our aptamer product candidates on a clinical or commercial scale. As a result, we currently rely on a single contract manufacturer to manufacture and supply drug supplies for our preclinical tests and human clinical trials. Any performance failure on the part of our existing or future manufacturers could delay clinical development or regulatory approval of our aptamer product candidates or commercialization of our drugs, producing additional losses and depriving us of potential product revenues.

If the FDA or regulatory authorities in other countries approve any of our aptamer product candidates for commercial sale, we will need to manufacture them in larger quantities. To date, our aptamer product candidates have been manufactured in small quantities for preclinical testing and clinical trials and we may not be able to successfully increase the manufacturing capacity, whether in collaboration with third-party manufacturers or on our own, for any of our aptamer product candidates in a timely or economic manner, or at all. We do not currently have any agreements to manufacture our aptamer product candidates on a commercial scale. In order to commercialize our aptamer product candidates, our existing supplier will need to scale up its manufacturing of our aptamer product candidates. We may be required to fund capital improvements to support scale-up of manufacturing and related activities. Our existing manufacturer may not be able to increase its manufacturing capacity for any of our aptamer product candidates for which we obtain marketing approval in a timely or economic manner, or at all. We may need to engage other manufacturers to provide commercial supplies of our aptamer product candidates. It may be difficult for us to enter into commercial supply arrangements on a timely basis or on acceptable terms, which could delay or prevent our ability to commercialize our aptamer product candidates. If our existing manufacturer is unable or unwilling to increase its manufacturing capacity or we are unable to establish alternative arrangements, the development and commercialization of our aptamer product candidates may be delayed or there may be a shortage in supply.

If third-party manufacturers with which we contract fail to perform their obligations, we may be adversely affected in a number of ways, including:

•	we may not be able to initiate or we may need to discontinue human clinical trials of our aptamer product candidates;

•	the submission of applications for regulatory approvals for our aptamer product candidates may be delayed;

•	we may have to cease distribution of or recall some or all batches of our aptamer product candidates; or

•	we may fail to meet clinical trial requirements or commercial demand for our aptamer product candidates.

Furthermore, if a third-party manufacturer with which we contract fails to perform its obligations, we may be forced to manufacture the materials ourselves, for which we may not have the capabilities or resources, or enter into an agreement with a different third-party manufacturer, which we may not be able to do on reasonable terms, if at all. In addition, if we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer or the reverification of an existing manufacturer could negatively affect our ability to develop product candidates or produce approved products in a timely manner.

There are a limited number of third-party manufacturers for the supply of development and commercial quantities of our aptamer product candidates.

There are currently a limited number of third-party manufacturers available to manufacture our aptamer product candidates. We do not have manufacturing experience for our aptamer product candidates, which requires us to depend on third parties that might not be able to deliver sufficient quantities of product at acceptable quality levels in a timely manner, or at all. Our existing and future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to successfully produce, store and distribute our aptamer product candidates. In the event of a natural disaster, business failure, strike or other difficulty, we may be unable to replace a third-party manufacturer in a timely manner and the production of our aptamer product candidates would be interrupted, resulting in delays and additional costs.

Changes in the manufacturing process or procedure, including a change in the location where the product is manufactured or a change of a third-party manufacturer, generally, among other things, require prior FDA, or foreign regulatory authority, review and/or approval of the manufacturing process and procedures in accordance with the FDA’s current good manufacturing practices, or cGMPs. We may need to conduct additional preclinical and clinical studies to support approval of such changes. There are comparable foreign requirements. This review may be costly and time-consuming and could delay or prevent the launch of an aptamer product candidate. In addition, if we elect to manufacture aptamer product candidates in a facility of our own or at the facility of another third party, we would need to ensure that the product as approved is equivalent to the product as used in earlier clinical trials, and that the new facility and the manufacturing process are in compliance with cGMPs. Any such new facility would be subject to a pre-approval inspection by the FDA as well as periodic unannounced inspections by the FDA and certain state agencies.

Our aptamer product candidates require precise, high quality manufacturing and if we or our third-party manufacturer fail to meet necessary quality requirements, we might not be able to obtain adequate clinical or commercial quantities of our aptamer product candidates and our business could be severely harmed.

The manufacture and packaging of pharmaceutical products, such as ARC1779 and other aptamer product candidates, are regulated by the FDA and foreign regulatory authorities and must be conducted in accordance with the FDA’s cGMPs, and comparable requirements of foreign regulatory authorities. There are a limited number of manufacturers that operate under cGMP regulations who are both capable of manufacturing ARC1779 or other aptamer product candidates and willing to do so. Failure by us or our third-party manufacturers to comply with applicable regulations, requirements, or guidelines could result in sanctions and penalties being imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our products, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business.

The FDA and foreign regulatory authorities may also implement new standards, or change their interpretation and enforcement of existing standards and requirements, for manufacture, packaging, or testing of aptamer product candidates at any time. If we are unable to comply with these new standards or requirements, we may be subject to regulatory, civil actions or penalties which could significantly and adversely affect our business.

Risks Related to Our Industry

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The pharmaceutical and biotechnology industries are intensely competitive and any aptamer product candidate developed by us would compete with existing drugs and therapies. The development and commercialization of new drugs is highly competitive. We will face competition with respect to ARC1779 and any aptamer product candidates we may develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies, biotechnology companies and academic and research institutions and government agencies worldwide. For example, we anticipate that ARC1779, if approved for the treatment of PCI in patients suffering a heart attack, would compete with other marketed anti-platelet therapeutics including ReoPro®, marketed by Eli Lilly and Company and Centocor, Inc., which generated approximately $281 million in worldwide sales in 2006, and Integrilin®, marketed by Schering-Plough Corporation and GlaxoSmithKline plc, which generated approximately $329 million in worldwide sales in 2006. In addition, ARC1779 may compete with a drug candidate under development by Ablynx NV, a Belgian biotechnology company. Ablynx is developing an antibody-derived protein that is designed to be an anti-thrombotic treatment targeting vWF in patients with acute coronary syndrome. In July 2007, Ablynx announced interim results from a Phase 1 study of this product candidate. We are also aware that Ajinomoto Co., Inc., a worldwide producer of food seasonings, cooking oils, food and pharmaceuticals, may also be conducting clinical trials with an anti-vWF antibody.

We do not believe that any companies are currently developing therapeutic aptamer product candidates. We have licensed our technology to third parties to develop their own aptamer product candidates. These licensees may, in the future, develop aptamers which compete directly or indirectly with our aptamer product candidates. Furthermore, we cannot guarantee that a company, academic institution or other organization will not infringe our intellectual property and develop a therapeutic aptamer product candidate.

Many of our competitors have substantially greater financial, technical, manufacturing, marketing and human resources than we have. In addition, many of these competitors have significantly greater commercial infrastructures than we have. Additional mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated by our competitors. Competition may increase further as a result of advances made in the commercial applicability of technologies and greater availability of capital for investment in these fields.

As a result, our competitors may:

•	develop products that are safer or more effective than ours;

•	obtain FDA and other regulatory approvals or reach the market with their products more rapidly than we can, reducing the potential sales of our product candidates;

•	develop new or improved technologies and scientific advances;

•	obtain patent protection and/or receive regulatory approval for commercializing products before us;

•	devote greater resources to market or sell their products;

•	initiate or withstand substantial price competition more successfully than we can;

•	recruit skilled scientific workers from the limited pool of available talent; and

•	take advantage of acquisition or other opportunities more readily than we can.

We face the risk of product liability claims and if we are not able to obtain adequate insurance coverage, our business could be severely harmed.

Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing and marketing of drugs. Regardless of their merit or eventual outcome, product liability claims may result in:

•	decreased demand for our product;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial volunteers;

•	significant litigation costs;

•	distraction of management; and

•	substantial monetary awards to plaintiffs.

We currently have $3 million of product liability insurance for aptamer product candidates which are in clinical testing. Although we believe that this amount is appropriate, this insurance is subject to deductibles and coverage limitations. Furthermore, this coverage may not be adequate in scope to protect us in the event of a successful product liability claim. If any of our aptamer product candidates are approved for marketing, we may seek additional insurance coverage. If we are unable to obtain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. These liabilities could prevent or interfere with our product commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity or reduced acceptance of our products in the market.

If we fail to comply with the environmental, health and safety regulations that govern our business and the biotechnology industry in general we may become party to litigation or other proceedings, the outcome of which would be uncertain but could have a material adverse effect on the success of our business.

Our research and development activities involve the controlled use of hazardous and flammable materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We are subject to a variety of federal, state and local regulations relating to the use, handling, storage and disposal of these materials. We generally contract with third parties for the disposal of such substances. We also store certain low-level radioactive waste at our facility until the materials are no longer considered radioactive. We cannot eliminate the risk of accidental contamination or injury from these materials. We believe that our procedures for storing, handling and disposing these materials in our Cambridge facility comply with the relevant federal, state and local guidelines. Although we believe that our safety procedures for handling and disposing of these materials comply with the applicable regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials.

We may be required to incur substantial costs to comply with current or future environmental and safety regulations and current or future environmental regulations may impair our research, development or production efforts. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by applicable laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any resulting damages, and any liability could exceed our resources. If contamination occurred, we would likely incur significant costs associated with civil penalties or criminal fines and in complying with environmental laws and regulations.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with and substantial fines or penalties if we violate any of these laws or regulations.

Risks Related to Our Employees and Growth

If we are not able to retain our current senior management team or continue to attract and retain qualified scientific, technical and business personnel, our business will suffer.

We depend on the members of our management team for our business success. An important element of our strategy is to take advantage of the research and development expertise of our current management. The loss of any one of our executive officers, including, in particular, Dr. Errol De Souza, our President and Chief Executive Officer, and Dr. James Gilbert, our Chief Medical Officer, could result in a significant loss in the knowledge and experience that we, as an organization, possess and could cause significant delays, or outright failure, in the development and commercialization of our aptamer product candidates. We have an employment agreement with Dr. De Souza which extends through April 2008 and which will be automatically extended for additional one year periods absent written notice by either party. The agreement may be terminated either by us or by Dr. De Souza with or without consent. The terms of Dr. De Souza’s employment agreement are further detailed under “Management — Employment Agreement with Dr. De Souza”. Dr. Gilbert is employed with us on an at-will basis pursuant to an offer letter executed at the time he commenced employment with us. The details of Dr. Gilbert’s offer letter are discussed under “Management — Offer Letters with our Other Named Executive Officers.”

To grow, we will need to hire a significant number of qualified commercial, scientific and administrative personnel. However, there is intense competition for qualified scientific personnel, including management in the technical fields in which we operate and we may not be able to attract and retain qualified personnel necessary for the successful development and commercialization of our aptamer product candidates. Our inability to attract new employees or to retain existing employees could limit our growth and harm our business.

We expect to expand our development, regulatory and sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, regulatory affairs and sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. As a result of our limited financial resources and the inexperience of our management team in managing a company with such anticipated growth, we may not be able to manage the expansion of our operations effectively or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources from the running of our business. Any inability to manage growth could delay the implementation of our business plans or disrupt our operations. Depending on the rate at which we expand our workforce, we may need to seek alternative space for our operations in the future, which may not be available to us on reasonable terms.

Risks Related to Our Common Stock and This Offering

The market price of our common stock may be highly volatile and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock quoted on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for the shares will be determined by negotiation with representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Please see “Underwriting” for more information regarding our arrangement with the underwriters and the factors to be considered in setting the initial public offering price. We expect that the trading price of our common stock is likely to be highly volatile in response to factors that are beyond our control. The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of pharmaceutical and biotechnology companies have been extremely volatile and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	results of clinical trials or studies for ARC1779 and our other aptamer product candidates;

•	our entry into or the loss of a significant collaboration or license;

•	failure of one of our third-party collaborators that results in a delay in the advancement by them or the abandonment of one of its aptamer product candidates for which we have the right to receive royalties or other payments;

•	results of clinical trials conducted by others on drugs that would compete with our aptamer product candidates;

•	failure or delays in advancing aptamer product candidates from our preclinical programs, or other aptamer product candidates we may discover or acquire in the future, into clinical trials;

•	failure or discontinuation of any of our research programs;

•	delays or other problems with manufacturing our aptamer product candidates or approved products;

•	regulatory developments or enforcement in the United States and foreign countries;

•	developments or disputes concerning our or third-party patents or other proprietary rights;

•	introduction of technological innovations or new commercial products by us or our competitors;

•	changes in estimates or recommendations by securities analysts, if any, who cover our common stock;

•	failure to meet estimates or recommendations by securities analysts, if any, who cover our common stock;

•	public concern over our aptamer product candidates or any approved products;

•	litigation;

•	future sales or anticipated sales of our common stock by us or our stockholders;

•	general market conditions;

•	changes in the structure of health care payment systems;

•	failure of any of our aptamer product candidates, if approved, to achieve commercial success;

•	economic and other external factors or other disasters or crises;

•	period-to-period fluctuations in our financial results; and

•	the departure of any key members of our management team.

These broad market fluctuations could result in extreme fluctuations in the price of our common stock, which could cause a decline in the value of your shares and you may not be able to sell your shares quickly or at or above the initial public offering price.

If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of your investment.

We expect the offering price of our common stock to be substantially higher than the net tangible book value per share of our existing capital stock. Based on an assumed initial public offering price of $13.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, you will experience immediate dilution of $7.22 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price. To the extent outstanding options or warrants are exercised, you will incur further dilution. In addition, purchasers of common stock in this offering and the purchase by Nuvelo and Merck KGaA or its affiliate, of our common stock in private placements concurrent with this offering, will have contributed approximately 5.8% of the aggregate price paid by all purchasers of our stock but will own only approximately 5.0% of our common stock outstanding after this offering. Please see “Dilution” for a more detailed discussion of the dilution new investors will incur in this offering.

If our operating results fluctuate significantly, our stock price may decline and result in losses to you.

Our operating results are likely to fluctuate significantly from quarter to quarter and year to year. These fluctuations could cause our stock price to decline. Some of the factors that could cause our operating results to fluctuate include:

•	a failure to successfully complete preclinical studies and clinical trials in a timely manner or at all, resulting in a delay in receiving, or a failure to receive, the required regulatory approvals to commercialize our aptamer product candidates;

•	the timing of regulatory approvals or other regulatory actions; and

•	general and industry-specific economic conditions that may affect our and our collaborators’ operations and financial results.

Due to fluctuations in our operating results, a period-to-period comparison of our results of operations may not be a good indication of our future performance. In any particular quarter or quarters, our operating results could be below the expectations of securities analysts or investors and our stock price could decline.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price to decline. Such sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. The holders of an aggregate of 12,054,710 shares of common stock as of the closing of this offering, plus the shares we are issuing to Nuvelo and Merck KGaA or its affiliate, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements our stockholders have entered into with the underwriters described in “Underwriting.” Except in limited circumstances, these lock-up agreements restrict our stockholders from selling or otherwise disposing of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Banc of America Securities LLC and Bear, Stearns & Co. Inc. on behalf of the underwriters. However, Banc of America Securities LLC and Bear, Stearns & Co. Inc. may, in their sole discretion, release all or any portion of the common stock from the restrictions of the lock-up agreements. Additionally, of the 1,610,244 shares of our common stock that may be issued upon the exercise of options outstanding as of September 30, 2007, options to purchase approximately 984,475 shares of our common stock will be vested and will be eligible for sale upon exercise 180 days after the date of this prospectus. For a further description of the eligibility of shares for sale into the public market following the offering, see “Shares Eligible for Future Sale.” In the future, we may issue additional shares to our employees, directors or consultants, in connection with corporate alliances or acquisitions or to raise capital. Accordingly, sales of a substantial number of shares of our common stock in the public market could occur at any time.

We have broad discretion in the use of the net proceeds from this offering and we may invest or spend the proceeds of this offering in ways in which you may not agree or in ways that may not yield a favorable return to our stockholders.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the “Use of Proceeds” section of this prospectus. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. Because of the number and variability of factors that will determine our use of the proceeds from this offering, their ultimate use may vary substantially from their currently intended use.

We have never paid dividends on our capital stock and we do not anticipate paying any cash dividends in the foreseeable future.

We have paid no cash dividends on any of our classes of capital stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our businesses. In addition, the terms of existing or any future debt or credit facility may preclude us from paying these dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

There may not be an active, liquid trading market for our common stock.

This is our initial public offering and there is currently no established trading market for our common stock. There is no guarantee that an active trading market for our common stock will develop and be maintained after this offering. If a trading market does not develop or is not maintained, you may experience difficulty in reselling, or an inability to sell, your shares quickly or at the latest market price.

Insiders will continue to have substantial control over our company, which could delay or prevent a change in corporate control or result in the entrenchment of management and the board of directors.

After this offering, our directors and executive officers, together with their affiliates and related persons, will beneficially own, in the aggregate, approximately 39.9% of our outstanding common stock. As a result, these stockholders, if acting together, may have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common stock by:

•	delaying, deferring or preventing a change in control;

•	entrenching our management and the board of directors;

•	impeding a merger, consolidation, takeover or other business combination involving our company; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

Provisions of our charter, bylaws, and Delaware law may make an acquisition of us or a change in our management more difficult.

Certain provisions of our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering could discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so.

Furthermore, these provisions could prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions:

•	allow the authorized number of directors to be changed only by resolution of our board of directors;

•	establish a classified board of directors, such that not all members of the board are elected at one time;

•	authorize our board of directors to issue without stockholder approval blank check preferred stock that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent;

•	establish advance notice requirements for stockholder nominations to our board of directors or for stockholder proposals that can be acted on at stockholder meetings;

•	limit who may call stockholder meetings; and

•	require the approval of the holders of 75% of the outstanding shares of our capital stock entitled to vote in order to amend certain provisions of our restated certificate of incorporation and restated bylaws.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a prescribed period of time.

FORWARD-LOOKING INFORMATION

This prospectus includes forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our future operations, future financial position, business strategy, future revenues, projected costs, prospects and plans and objectives of management, are forward-looking statements. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” or “may,” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this prospectus may include statements about:

•	our development plans for ARC1779;

•	our ongoing and planned discovery programs, preclinical studies and clinical trials;

•	our ability to quickly and efficiently identify and develop aptamer product candidates;

•	the extent to which our aptamer product candidates may potentially address a broad range of diseases across multiple therapeutic areas;

•	the potential benefits of our aptamer product candidates over other therapies;

•	our research, development and commercialization activities and projected expenditures;

•	the advantages of our technology as compared to other technologies and our ability to compete with our competitors;

•	the potential benefits of our existing collaboration agreements, our ability to enter into additional collaboration or other strategic arrangements and the terms of these arrangements;

•	implementation of our corporate strategy, including the establishment of sales and marketing capabilities;

•	the timing and receipt of regulatory approvals by our collaborators or us, including regulatory approval for ARC1779;

•	our ability to maintain and establish intellectual property rights in our products;

•	our use of proceeds from this offering;

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing; and

•	our financial performance.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus under the caption “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from the issuance and sale of 4.5 million shares of common stock in this offering and the sale to Nuvelo and Merck KGaA or its affiliate of an aggregate of 925,000 shares of our common stock in concurrent private placements will be approximately $64.4 million, assuming an initial public offering price of $13.00 per share, which is the midpoint of the price range listed in the cover page of this prospectus. This estimate is after deduction of estimated underwriting discounts and commissions and offering expenses that are payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering and the concurrent private placements by approximately $5.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. If the underwriters exercise in full their option to purchase 675,000 additional shares, we estimate that the additional net proceeds to us from this offering will be approximately $8.2 million, assuming an initial public offering price of $13.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

We anticipate using the net proceeds from this offering and the sale of our common stock to Nuvelo and Merck KGaA or its affiliate in concurrent private placements:

•	to continue the clinical development of ARC1779 for the treatment of acute coronary syndrome into and through the conclusion of our proposed Phase 2a clinical trials (approximately $14.0 million);

•	to continue the clinical development of ARC1779 for the treatment of thrombotic thrombocytopenic purpura into and through the conclusion of our proposed Phase 2 clinical trials (approximately $11.0 million);

•	to co-develop one aptamer product candidate upon exercise of our option to co-develop an aptamer product candidate under our collaboration with Merck Serono and fund the clinical development of such aptamer product candidate into and through the conclusion of Phase 1 clinical trials (approximately $9.0 million);

•	to expand our research, discovery and preclinical development of additional aptamer product candidates, and potentially initiate clinical development of an additional aptamer product candidate (approximately $9.0 million); and

•	the balance, if any, for additional clinical trials of our existing product candidates, depending on the results of earlier trials, and for general corporate purposes, such as general and administrative expenses, capital expenditures, working capital needs and the expansion and protection of our intellectual property.

Our use of the balance of the net proceeds for general corporate purposes may include the potential acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current understandings, commitments or agreements to do so.

This expected use of net proceeds of this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds from this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our research, development, and commercialization efforts, the progress and results of our clinical trials, whether or not we enter into collaborations or other strategic arrangements and our operating costs and expenditures. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

The costs and timing of drug development and regulatory approval, particularly conducting clinical trials, are highly uncertain, are subject to substantial risks, and can often change. Accordingly, we may change the allocation of use of these proceeds as a result of contingencies such as the progress and results of our clinical trials and other research and development activities, the establishment of collaborations, the results of our commercialization efforts, our manufacturing requirements and regulatory or competitive developments. In addition, assuming our current clinical programs proceed further to the next stage of clinical development, we do not expect our existing capital resources and the net proceeds from this offering to be sufficient to enable us to fund the completion of all such clinical development programs through commercial introduction. Accordingly, we expect we will need to raise additional funds. Based on our current operating plans, we expect the net proceeds of this offering and the proceeds from the sale of our common stock to Nuvelo and Merck KGaA or its affiliate in private placements concurrent with this offering, together with our existing resources and funding we expect to receive under our collaboration and license agreements, will be sufficient to fund our planned operations, including our continued research and aptamer product candidate development, through 2009.

We may seek additional funding through collaboration agreements and public or private financings. Additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. For example, if we raise additional funds by issuing equity securities, further dilution to our existing stockholders may result. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies or aptamer product candidates which we would otherwise pursue on our own.

Pending use of the proceeds from this offering as described above or otherwise, we intend to invest the net proceeds in short-term interest-bearing, investment grade securities and United States government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and future earnings, if any, to finance the growth and development of our business and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, and other factors that our board of directors deems relevant. In addition, the terms of our current loan agreement with Silicon Valley Bank preclude us, and the terms of any future debt or credit facility may preclude us, from paying dividends.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, and marketable securities and capitalization as of June 30, 2007:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 12,054,710 shares of common stock upon the closing of this offering;

•	on a pro forma as adjusted basis to give further effect to:

—	our issuance and sale of 4,500,000 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us;

—	our sale of 675,000 shares of common stock to Nuvelo in a concurrent private placement for cash proceeds of $8,775,000, at a purchase price equal to the assumed initial public offering price of $13.00 per share; and

—	our sale of 250,000 shares of common stock to Merck KGaA or its affiliate in a concurrent private placement for cash proceeds of $3,250,000, at a purchase price equal to the assumed initial public offering price of $13.00 per share.

You should read this table together with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of June 30, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(in thousands, except share and
	per share data)
	(unaudited)

Cash, cash equivalents, and marketable securities	$61,847	$61,847	$126,277

Warrants to purchase shares subject to redemption	42	—	—
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, 51,884,995 shares authorized; 51,774,995 shares issued and outstanding	71,458	—	—
Series B redeemable convertible preferred stock, 53,850,000 shares authorized, issued and outstanding	64,361	—	—
Series C redeemable convertible preferred stock, 14,922,207 shares authorized, issued and outstanding	29,826	—	—
Stockholders’ (deficit) equity:
Common stock, $0.001 par value; 164,215,873 shares authorized; 1,097,029 shares issued and outstanding, actual; 13,151,739 shares issued and outstanding, pro forma; 18,576,739 shares issued and outstanding, pro forma as adjusted	1	13	19
Additional paid-in capital	1,330	167,005	231,429
Accumulated other comprehensive income	20	20	20
Accumulated deficit	(124,532)	(124,532)	(124,532)

Total stockholders’ (deficit) equity	(123,181)	42,506	106,936

Total capitalization	$42,506	$42,506	$106,936

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) each of cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $5.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

The outstanding share information set forth above is based on the number of shares outstanding as of June 30, 2007, and excludes:

•	1,464,896 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2007, at a weighted average exercise price of $1.09 per share;

•	12,941 shares of common stock issuable upon the exercise of outstanding warrants for shares of common stock and shares of Series A redeemable convertible preferred stock, on an as-converted basis, outstanding as of June 30, 2007, at a weighted average exercise price of $8.65 per share;

•	an aggregate of up to 600,000 shares of common stock reserved for future issuance under our 2007 Employee, Director and Consultant Equity Incentive Plan which will become effective upon completion of this offering; and

•	an aggregate of up to 75,000 shares of common stock reserved for future issuance under our 2007 Employee Stock Purchase Plan which will become effective upon completion of this offering.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

The historical net tangible book value (deficit) of our common stock as of June 30, 2007 was approximately $(123.2) million or $(121.42) per share, based on 1,014,529 shares of common stock, net of 82,500 shares of unvested, restricted stock, outstanding as of June 30, 2007, as adjusted to reflect the 1-for-10 reverse stock split of our common stock effected on October 19, 2007. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

The pro forma net tangible book value of our common stock as of June 30, 2007 was approximately $42.5 million, or $3.25 per share. Pro forma net tangible book value per share represents our total assets less total liabilities, divided by the number of pro forma shares of common stock outstanding after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 13,069,239 shares of common stock, net of 82,500 shares of unvested, restricted stock, upon the closing of this offering.

After giving effect to the issuance and sale of 4,500,000 shares of common stock in this offering and the sale of an aggregate of 925,000 shares of common stock to Nuvelo and Merck KGaA or its affiliate in concurrent private placements, at an assumed initial public offering price of $13.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, less the estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as of June 30, 2007 would have been approximately $106.9 million or $5.78 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $2.53 per share and immediate dilution in pro forma net tangible book value of $7.22 per share to new investors purchasing our common stock in this offering at the assumed initial public offering price. Dilution per share to new investors is the difference between the initial public offering price per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share immediately following the offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$13.00
Historical net tangible book value per share as of June 30, 2007	$(121.42)
Increase attributable to conversion of outstanding redeemable convertible preferred stock	124.67

Pro forma net tangible book value per share as of June 30, 2007	3.25
Increase per share attributable to new investors	2.53

Pro forma net tangible book value per share after this offering		5.78

Dilution per share to new investors		$7.22

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) our pro forma net tangible book value after the offering by approximately $5.1 million and dilution per share to new investors by approximately $1.00, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

If the underwriters exercise in full their option to purchase additional shares, the pro forma net tangible book value per share after the offering would be $6.00 per share, the increase in net tangible book value per share to existing stockholders would be $2.75 per share and the dilution to new investors would be $7.00 per share.

The following table summarizes as of June 30, 2007, after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 12,054,710 shares of common stock upon the closing of this offering, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid, or to be paid, by existing stockholders and by new investors purchasing common stock in this offering, including the sale of an aggregate of 925,000 shares of our common stock to Nuvelo and Merck KGaA or its affiliate in concurrent private placements. The calculation below is based on an assumed initial public offering price of $13.00 per share, which is the midpoint of the price range listed in the cover page of the prospectus, before deduction of estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price
(in thousands, except for share and per share data)	Number	Percent	Amount	Percent	Per Share

Existing stockholders	13,151,739	70.8%	$135,956	65.9%	$10.34
New investors	4,500,000	24.2%	$58,500	28.3%	$13.00
New investment by Nuvelo and Merck KGaA or its affiliate	925,000	5.0%	$12,025	5.8%	$13.00

Total	18,576,739	100%	$206,481	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) the total consideration paid by new investors by $4.5 million and increase (decrease) the percentage of total consideration paid by new investors by approximately 1.5%, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise in full their option to purchase additional shares, the percentage of shares of common stock held by existing stockholders will decrease to approximately 68.3% of the total number of shares of our common stock outstanding after this offering and will increase the number of shares held by new investors to 5,175,000, or 26.9% of the total number of shares of out common stock outstanding after this offering.

The tables above are based on the number of shares outstanding as of June 30, 2007, and exclude:

•	1,464,896 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2007, at a weighted average exercise price of $1.09 per share;

•	12,941 shares of common stock issuable upon the exercise of outstanding warrants for shares of common stock and shares of Series A redeemable convertible preferred stock, on an as-converted basis, outstanding as of June 30, 2007, at a weighted average exercise price of $8.65 per share;

•	an aggregate of up to 600,000 shares of common stock reserved for future issuance under our 2007 Employee, Director and Consultant Equity Incentive Plan which will become effective upon completion of this offering; and

•	an aggregate of up to 75,000 shares of common stock reserved for future issuance under our 2007 Employee Stock Purchase Plan which will become effective upon completion of this offering.

To the extent that any of these options or warrants is exercised, your investment will be further diluted.

SELECTED FINANCIAL DATA

This section presents our historical financial data. You should read the following selected financial data together with our financial statements included in this prospectus, including the notes to the financial statements and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. The selected financial data in this section are not intended to replace the financial statements.

We derived the statements of operations data for the years ended December 31, 2004, 2005 and 2006, and the balance sheet data as of December 31, 2005 and 2006 from our audited financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm, and are included elsewhere in this prospectus. We derived the statements of operations data for the years ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002, 2003 and 2004 from our audited financial statements, which are not included in this prospectus. The statement of operations data for the six months ended June 30, 2006 and 2007, and the balance sheet data as of June 30, 2007, have been derived from our unaudited financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our results of operations for these periods and financial position at that date. Our historical results for any prior or interim period are not necessarily indicative of results to be expected for a full fiscal year or any future period. See the notes to the financial statements for an explanation of the method used to determine the number of shares used in determining the basic and diluted net loss per common share. Pro forma basic and diluted net loss per common share have been calculated assuming the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock.

						Six Months Ended
	Year Ended December 31,					June 30,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(in thousands, except share and per share data)

Statement of Operations Data:
Revenue	$1,170	$152	$1,911	$2,398	$6,408	$1,680	$6,666
Operating expenses:
Research and development	6,180	9,226	9,531	17,061	16,965	7,202	12,863
General and administrative	1,984	3,158	5,133	6,213	7,634	3,892	4,539

Loss from operations	(6,994)	(12,232)	(12,753)	(20,876)	(18,191)	(9,414)	(10,736)
Interest income (expense), net	(303)	(36)	403	909	1,807	825	1,024

Net loss	$(7,297)	$(12,268)	$(12,350)	$(19,967)	$(16,384)	$(8,589)	$(9,712)

Net loss per common share:
Basic and diluted	$(16.07)	$(26.90)	$(24.76)	$(36.16)	$(29.84)	$(16.77)	$(14.12)

Weighted average basic and diluted common shares outstanding	553,422	579,547	723,626	742,927	835,136	766,417	989,900

Pro forma basic and diluted net loss per common share					$(1.44)		$(0.83)

Shares used in computing pro forma basic and diluted net loss per common share					11,397,635		11,643,086

						As of
	As of December 31,					June 30,
	2002	2003	2004	2005	2006	2007
						(unaudited)
	(in thousands)

Balance Sheet Data:
Cash, cash equivalents and marketable securities	$3,044	$17,419	$41,992	$41,864	$36,024	$61,847
Working capital	$2,067	$15,317	$39,335	$40,367	$33,742	$56,353
Total assets	$5,252	$20,334	$44,285	$46,099	$44,104	$72,094
Redeemable convertible preferred stock	$28,192	$56,898	$95,630	$123,022	$131,552	$165,645
Long-term debt	$345	$591	$—	$—	$—	$—
Total stockholders’ deficit	$(24,769)	$(40,170)	$(58,026)	$(84,881)	$(109,422)	$(123,181)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with our financial statements and accompanying notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a biotechnology company focused on discovering, developing and commercializing aptamer therapeutics. We began operations in 2001. Since inception, we have devoted substantially all of our efforts towards the research and development and licensing of our aptamer product candidates, and we have not generated any revenues from the sale of products. Through June 30, 2007, we have funded our operations primarily through:

•	proceeds of $135.5 million from private placements of redeemable convertible preferred stock and other equity issuances; and

•	cash receipts of $34.8 million from license fees, research and development funding and milestone payments from our collaborators and licensees.

Our net loss was $9.7 million for the six months ended June 30, 2007, and $16.4 million for the year ended December 31, 2006. We have never been profitable and have incurred an accumulated deficit of $124.5 million as of June 30, 2007.

We have devoted most of our expenditures since inception to discovering and developing our pipeline of proprietary and licensed aptamer product candidates and seeking, obtaining or maintaining patents for our intellectual property. We focus our proprietary discovery and development activities on aptamer product candidates intended for use in acute cardiovascular and hematological diseases and cancer. Our lead aptamer product candidate, ARC1779, has completed a Phase 1 clinical trial. We expect to commence a Phase 2a clinical trial of ARC1779 in the fourth quarter of 2007 in patients suffering acute coronary syndrome, or ACS, undergoing a procedure called angioplasty, or PCI. Also, subject to the regulatory review of our protocol, we expect to commence a separate Phase 2 clinical trial of ARC1779 in the fourth quarter of 2007 in patients suffering from a rare blood disorder known as thrombotic thrombocytopenic purpura, or TTP.

In other disease areas such as autoimmune disorders, inflammation and ophthalmology, we have licensed our intellectual property to third parties to develop their own aptamer therapeutics. We enter into these arrangements as part of our strategy to expand the therapeutic and commercial potential for aptamers and to fund the development of our product pipeline. To date, we have entered into aptamer product development agreements with ten biotechnology and pharmaceutical companies, including Pfizer, Merck Serono, Takeda Pharmaceuticals and Elan Pharma.

As of September 30, 2007, we own or have licensed exclusive rights for aptamer therapeutics to over 200 issued patents, including 160 issued United States patents and nine European patents and approximately 250 pending patent applications worldwide, including 67 pending United States patent applications, pertaining to the discovery and development of aptamers and their role in treating disease. This patent portfolio includes over 200 issued patents and approximately 125 pending patent applications exclusively licensed from Gilead Sciences, Inc., or Gilead, pursuant to an agreement we entered into with Gilead in October 2001. We are obligated to pay a nominal royalty to the University of Colorado at Boulder, from which Gilead obtained the underlying technology, based on any sublicense income from, and net sales of, aptamer products.

Research and development expenditures through June 30, 2007 were related primarily to the improvement of our SELEX discovery process and the development of numerous aptamer product candidates, including ARC1779.

We expect to continue to incur significant operating losses for the next several years. We expect expenditures for the discovery, development and commercialization of our proprietary and licensed aptamer product candidates and enhancements to our core technologies, including our proprietary SELEX discovery process for discovering aptamers, to continue to increase significantly in the next several years. In particular, we expect to incur increased costs as we continue to advance ARC1779 through Phase 2 clinical trials and other potential aptamer product candidates through preclinical development. We also expect our general and administrative costs to increase as we continue to expand our management team and operate as a public company. We will need to generate significant revenues to achieve profitability. If we fail to complete the development of our aptamer product candidates in a timely manner or obtain regulatory approval for them, our ability to generate future revenues, and our results of operations and financial position, will be materially adversely affected. We do not expect to achieve profitability in the foreseeable future, if at all.

Financial Operations Overview

Revenue

We have not generated any revenue from product sales since our inception and do not expect to generate any revenue from the sale of products in the foreseeable future. All of our revenue to date has been derived from license fees, research and development payments, and milestone payments we received from our collaborators and licensees. In the future, we will seek to generate revenue from a combination of product sales, upfront fees, research and development support, and milestone payments in connection with collaborations or other strategic relationships, and royalties resulting from the licensing of our intellectual property. We expect that any revenue we generate will fluctuate from quarter to quarter as a result of the timing and amount of research and development, milestone and other payments received under our collaborations, licenses or other strategic relationships and related continuing obligations, and the amount and timing of payments we receive upon the sale of our products, to the extent any are successfully commercialized.

Research and Development Expense

Our research and development expense reflects costs incurred for our proprietary research and development projects, as well as costs for research and development projects conducted as part of collaborative arrangements. Research and development expense consists of expenses incurred in identifying, researching, developing and testing aptamer product candidates. These expenses consist of internal costs, primarily employee salaries and related benefits, research materials, allocated facility and other overhead costs, and external costs. External costs primarily consist of payments to third-party service providers related to our clinical trials, such as clinical research organizations, as well as payments for pilot scale manufacturing production along with process and analytical development, and preclinical animal efficacy, toxicology and safety studies necessary to support an investigational new drug application, or IND. We expect research and development costs to increase significantly over the next several years as our aptamer product candidate development programs progress.

The following summarizes our most advanced current research and development programs, as well as programs for which we have expended resources in the past and are now seeking to license to third parties. We have not provided program costs since inception, because, prior to 2004, we did not track and accumulate cost information by research program.

ARC1779

Our lead aptamer product candidate, ARC1779, is designed to inhibit the function of a protein called von Willebrand Factor, or vWF, which, when activated, is responsible for the adhesion, activation and aggregation of platelets. We believe that ARC1779 could address significant, unmet medical needs in the treatment of patients who are suffering ACS, which is the medical diagnostic category that includes heart attack, and who are undergoing PCI. These unmet needs include the improvement of blood flow to the heart, reduction of bleeding risk and improved therapeutic administration.

We also are developing ARC1779 to treat the rare blood disorder TTP, which is caused by elevated levels of activated vWF in the blood due to a deficiency of the enzyme responsible for vWF degradation. In the absence of this enzyme, excessive levels of activated vWF cause platelet aggregation and widespread blood clotting, which can lead to life-threatening events such as heart attack and stroke. There is currently no approved drug therapy for TTP.

In March 2007, we completed a Phase 1 clinical trial of ARC1779 in 47 healthy volunteers in which we observed no serious adverse events. We believe that the results of this trial demonstrate mechanism of action for ARC1779 and support the continued development of ARC1779 in patients with ACS and in patients with TTP. We expect to commence a Phase 2a clinical trial of ARC1779 in the fourth quarter of 2007 in ACS patients undergoing PCI. Also, subject to the regulatory review of our proposed protocol, we expect to commence a separate Phase 2 clinical trial of ARC1779 in the fourth quarter of 2007 in patients suffering from TTP. Assuming the timely enrollment of patients in the clinical trials, we expect to complete our Phase 2 trial in TTP patients as soon as the third quarter of 2008 and the Phase 2a trial in ACS patients as soon as the fourth quarter of 2008.

ARC1905

ARC1905 is an aptamer that is designed to bind to a protein known as C5, which is one of several proteins that comprise the complement system. The complement system is a component of the body’s immune system and is an important mechanism that the body uses to fight infections or recover from injury. The complement system can be activated in settings where tissues are damaged as a result of surgical procedures causing unwanted and potentially harmful inflammation. We originally developed ARC1905 for use in the reduction of surgery-related inflammation in patients undergoing cardiopulmonary bypass procedures. However, in November 2005, a third party developing a product candidate for the same indication reported that its Phase 3 clinical trial failed to meet its stated endpoints. Based on this failure, we elected to stop the development of ARC1905 for use in this indication. Recent data suggest that C5 may play a role in age-related macular degeneration, or AMD, a chronic and progressive eye disease. We believe that ARC1905 may be useful in treating AMD. Because we are not focused on the development of aptamers for ophthalmology indications, we formed a strategic collaboration with Ophthotech Corporation in July 2007 for the development of ARC1905 and other C5 aptamers for use in treating AMD and other diseases of the eye.

ARC183 and NU172

During 2004 and 2005, under our original collaboration agreement with Nuvelo, we and Nuvelo were jointly developing ARC183, an anti-thrombin aptamer product candidate, and were sharing equally related research costs. In the Phase 1 clinical trial of ARC183, we observed the rapid onset of and dose-related anticoagulation activity and the rapid reversal of the effects of the drug after administration of the drug infusion ceased. However, the amount of ARC183 needed to achieve the desired anticoagulation for use in coronary artery bypass graft surgery resulted in a sub-optimal dosing profile. In September 2005, we and Nuvelo decided not to pursue further development of ARC183 and agreed to actively pursue an optimized second generation aptamer. Research and development expenses include our share of development costs related to ARC183, and reimbursed research and development costs received from Nuvelo under our original collaboration agreement were recorded as a reduction to research and development expenses. On July 31, 2006, we and Nuvelo amended and restated the collaboration agreement. Under the new collaboration, we are responsible for the discovery of short-acting aptamers that bind to specified targets in the process of the formation of blood clots, or the coagulation cascade, for use in acute therapeutic applications, and Nuvelo is responsible for the development and worldwide commercialization of these aptamers. As a result, we are no longer sharing the costs of the research or development under this agreement. Based on the terms of the amended and restated agreement, amounts received from Nuvelo for the reimbursement of research and development services are and will be recorded as revenue in the period earned. Nuvelo has designated this second generation molecule NU172, a short-acting, direct thrombin inhibiting aptamer, as a development candidate. Nuvelo has announced that it is evaluating NU172 in IND-enabling studies and expects to initiate a Phase 1 clinical trial of NU172 in the fourth quarter of 2007 or the first quarter of 2008.

We expense all costs associated with internal research and development, and research and development services for which we have externally contracted as we incur them. We began tracking our internal and external research and development costs on a program basis in 2004. Our research and development expenses, by major project, are outlined in the table below.

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	(in thousands)

ARC1779	$463	$1,586	$5,061	$1,623	$6,216
ARC1905	1,129	5,129	690	374	197
ARC183 and NU172	416	2,289	1,009	807	—
Other preclinical and platform programs	7,523	8,057	10,205	4,398	6,450

Total research and development expenses	$9,531	$17,061	$16,965	$7,202	$12,863

The successful development of our aptamer product candidates and the aptamer product candidates we have licensed to others is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of these aptamer product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from ARC1779 or any other aptamer product candidates. This is due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the scope, rate of progress and expense of our clinical trials and other research and development activities;

•	the safety and effectiveness of our aptamer product candidates;

•	patient enrollment in clinical trials;

•	future clinical trial results for our aptamer product candidates and those of our collaborators and licensees;

•	the terms and timing of regulatory approvals;

•	our ability to market, commercialize and achieve market acceptance for any of our aptamer product candidates that we are developing or may develop in the future;

•	the expense of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish.

A change in the outcome of any of these variables with respect to the development of any of our aptamer product candidates would significantly change the costs and timing associated with the development of that product candidate. For example, if the United States Food and Drug Administration, or FDA, or another regulatory authority were to require us to conduct clinical trials beyond those which we currently anticipate will be required to complete clinical development of an aptamer product candidate, or if we experience significant delays in enrollment in any of our clinical trials, we would be required to expend significant additional financial resources and time on the completion of clinical development of that aptamer product candidate.

We expect expenses associated with the completion of our clinical trial programs to be substantial and to increase over time from those expenses currently being incurred. However, we do not believe that it is possible at this time to accurately project total program-specific expenses through commercialization. There are numerous factors associated with the successful commercialization of any of our aptamer product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will impact our clinical development programs and plans.

General and Administrative Expenses

General and administrative expenses consists primarily of salaries and other related costs for personnel in executive, finance, accounting, business development and human resource functions. General and administrative expenses also consists of the costs of maintaining and overseeing our intellectual property portfolio, which includes the salaries of in-house legal counsel, the cost of external counsel and the associated filing and maintenance fees. Other costs include facility costs not otherwise included in research and development expenses and professional fees for legal and accounting services.

After this offering, we anticipate that general and administrative expenses will increase due to increased payroll, expanded infrastructure, increased consulting, legal, accounting and investor relations expenses associated with being a public company. We intend to continue to incur increased internal and external business development costs to support our various product development efforts, which can vary from period to period.

Interest Income

Interest income consists of interest earned on our cash and cash equivalents and short-term investments.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which we have prepared in accordance with United States generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

To date, we have generated revenue primarily from research and development collaboration agreements, including upfront, nonrefundable license fees, with collaborators and licensees. The timing of cash that we receive from our research and development agreements generally differs from when we recognize revenue under those agreements. We recognize revenue in accordance with the SEC’s Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition in Financial Statements, or SAB 104, and the Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21. Payments received in advance of a separate earnings process are recorded as deferred revenue.

In accordance with the accounting pronouncements noted above, we recognize revenue when the following criteria have been met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred and risk of loss has passed;

•	the seller’s price to the buyer is fixed or determinable; and

•	collectibility is reasonably assured.

In addition, when evaluating multiple element arrangements, we consider whether the components of the arrangement represent separate units of accounting as defined in EITF 00-21. Multiple elements are divided into separate units of accounting if specified criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration received is allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units.

We receive payments from our collaborators for upfront fees, the reimbursement of research and development efforts and contingent milestone payments for reaching certain development and commercialization milestones. These payments generally are nonrefundable and to date all such payments have been nonrefundable.

We typically receive upfront, nonrefundable payments for the licensing of our intellectual property upon the signing of a research and development agreement. In accordance with SAB 104 and EITF 00-21, we believe that these payments generally are not separable from the payments we receive for providing research and development services because the license does not have stand-alone value from the research and development services we provide under our agreements. Accordingly, we account for these elements as one unit of accounting and recognize upfront, nonrefundable payments as revenue on a straight-line basis over our contractual or estimated performance period, which is typically the research and development term. Revenue from the reimbursement of research and development efforts is recognized as the services are performed. We determine the basis of the estimated performance period based on the contractual requirements of our collaboration agreements. At each reporting period, we evaluate whether events warrant a change in the estimated performance period. To date, we have made changes in the estimates of our performance period for both our Nuvelo and Eyetech Pharmaceuticals, Inc., now OSI Pharmaceuticals, Inc., collaborations.

Our collaboration agreements also include contingent milestone payments that can be earned upon achieving predefined development or commercialization milestones. We evaluate whether there was substantive effort involved in achieving the milestones, and recognize milestone payments upon achievement of the milestones if:

•	the milestone payment is nonrefundable;

•	substantive effort is involved in achieving the milestone and both parties are at risk that the milestone will not be achieved; and

•	the amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with achievement of the milestone.

If any of the above conditions is not met, we will recognize revenue for the proportionate amount of the payment that correlates to services that have already been rendered with the remaining balance of the milestone payment being deferred and recognized on a straight line basis over the remaining estimated period of performance. Milestone payments that are refundable are deferred until such time as the amounts are no longer refundable.

With respect to joint development collaborations, in which we and the collaborator share in the development expenses and, in the event of commercialization, would share similarly in the profits or losses of any marketed products, we record payments for joint development expenses from or to the collaborator during the development period on a net basis within research and development expenses in accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. During the commercialization phase of the collaboration, we intend to record within revenue the percentage of such profits or losses to which we are entitled.

For collaborations that are not of a joint development nature, and thus are not a profit sharing arrangement, we record payments from the collaborator during the development period as revenue when earned. Payments received by us from the collaborator in the event of commercialization of the product, such as royalty payments, also would be recorded as revenue when earned. We have not recognized any royalty revenues to date.

Stock-Based Compensation Expense

On January 1, 2006, we adopted Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, or SFAS, No. 123(R), Share-Based Payment, or SFAS 123(R), using the modified prospective transition method. SFAS 123(R) revises SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS 123, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and amends SFAS No. 95, Statement of Cash Flows. SFAS 123(R) requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. Accordingly, stock-based compensation expense recognized for the year ended December 31, 2006 and the six-month period ended June 30, 2007, includes: (1) compensation cost for all stock-based payments granted prior to but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123, and (2) compensation cost for all stock-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). We have elected to use the Black-Scholes option pricing model to determine the fair value of stock options granted, and we recognize the compensation cost of employee stock-based awards on a straight-line basis over the vesting period of the award.

Prior to January 1, 2006, we accounted for stock-based awards to employees using the intrinsic value method prescribed by APB 25 and related interpretations rather than the alternative fair value method provided for under SFAS 123. Accordingly, when options granted to employees had an exercise price equal to the fair value on the date of grant, no compensation expense was recognized in our financial statements, and we disclosed in the notes to our financial statements pro forma disclosures in accordance with SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (an amendment of SFAS No. 123).

We account for stock-based compensation expense for non-employees in accordance with EITF Issue No. 96-18, Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, or EITF 96-18. EITF 96-18 requires that companies recognize compensation expense based on the estimated fair value of stock awards granted to non-employees over their vesting period, which is generally the period during which services are rendered by such non-employees. The fair value of unvested non-employee stock awards is re-measured at each reporting period.

Accounting for equity instruments granted or sold by us under APB 25, SFAS 123, SFAS 123(R) and EITF 96-18 requires fair value estimates of the equity instrument granted or sold. Our determination of the fair value of stock options on the grant date using the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the expected price volatility of our common stock and the expected term of the option or award. As we have been operating as a private company, we are unable to use actual stock price volatility in our option valuation models. Accordingly, we have based our estimate of volatility on the expected price volatility of comparable public companies. We used the following factors to identify comparable public companies: industry, stage of product candidate development, and existence of collaborative arrangements. We intend to continue to consistently apply this process using the same comparable companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances warrant a change in the identified comparable companies. The expected term is based on historical data of option exercises and post-vesting termination behavior. Finally, SFAS 123(R) requires the use of an estimated forfeiture rate when calculating stock-based compensation expense for the period. We have applied a forfeiture rate of 8.0% based on actual forfeiture history. Ultimately, the expense recognized is based on those stock options that vest.

As a result of adopting SFAS 123(R) on January 1, 2006, our net loss was $0.2 million, or $(0.27) per share, for the year ended December 31, 2006, and $0.1 million, or $(0.10) per share, for the six months ended June 30, 2007, higher than if we had continued to account for stock-based compensation under APB 25. As of December 31, 2006, the total compensation cost related to unvested awards to employees not yet recognized in the statement of operations was approximately $0.5 million, which will be recognized over a weighted average period of 2.1 years. As of June 30, 2007, the total compensation cost related to unvested awards to employees not yet recognized in the statement of operations was approximately $1.1 million, which will be recognized over a weighted average period of 1.9 years.

Any significant changes in any of our judgments, including those used to select the inputs for the Black-Scholes option pricing model, could have a significant impact on the fair value of the equity instruments that we record in our financial statements.

We have historically granted stock options at exercise prices not less than the fair value of our common stock. Our board of directors determined the fair value of our common stock with input from management. Because we were not profitable and did not have significant revenue, we believe that the most important factor in determining changes in the fair value of our common stock is the stage of, and changes in, our clinical pipeline. In the biotechnology and pharmaceutical industries, the progression of a product candidate from preclinical development into clinical trials and the progression from one phase of clinical trials to the next may increase the enterprise’s fair value. In addition to this factor, we determined the fair value of our common stock based on other objective and subjective factors, including:

•	our knowledge and experience in valuing early-stage life sciences companies;

•	comparative values of public companies, discounted for the risk and limited liquidity provided for in the shares subject to the options we have issued;

•	pricing of private sales of our preferred stock;

•	any perspective provided by any investment banks, including the likelihood of an initial public offering and the potential value of the company in an initial public offering;

•	comparative rights and preferences of the security being granted compared to the rights and preferences of our other outstanding equity securities;

•	the effect of events that have occurred between the times of the determination of the fair value of our common stock; and

•	economic trends in the biotechnology and pharmaceutical industries specifically, and general economic trends.

Contemporaneous Fair Value of Our Common Stock

In addition to the foregoing factors, our board of directors and management considered contemporaneous valuations of the fair value of our common stock. As of December 31, 2005 and 2006 and June 30, 2007, we performed contemporaneous valuations of our common stock utilizing valuation methodologies consistent with the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the practice aid.

Consistent with the methods outlined in the practice aid, we employed a two step methodology referred to as the market approach to determine the fair value of our common stock. In the first step, we used the guideline public company method to determine the enterprise value of our company. In the second step, we used the probability weighted expected return method to allocate the fair value of our equity between our preferred and common stock. Using the guideline public company method, we selected guideline companies that had product candidates in Phase 1 and/or Phase 2 clinical trials. We did not include any guideline companies that had product candidates in Phase 3 clinical trials or that had marketed products. We consider stage of clinical development to be the most important factor in determining comparable companies because we believe that clinical development risk is the largest business risk facing biotechnology companies without approved products. In addition, because corporate collaborations are a fundamental part of our business strategy, we also considered whether companies had entered into corporate collaborations in determining which companies were comparable to us. We did not consider other financial and non-financial metrics in determining our group of guideline companies. Except as noted below, as of each contemporaneous valuation date, our group of guideline companies remained the same because each of the comparable companies had product candidates in Phase 1 and/or Phase 2 clinical trials and no product candidates in Phase 3 clinical trials or products on the market. We did remove three companies from our group of guideline companies due to their acquisition by other companies. We did not use any discounts or premiums in determining the enterprise value of our company. In addition, we did not use the cost approach in our analysis, as companies within the biotechnology industry are not asset-intensive and are highly focused on intangible research and development results. Finally, we also did not use the income approach in our analysis because we were in pre-clinical and/or early stage clinical trials and only generating limited revenues and cash flows from our collaboration activities.

In order to allocate the fair value of our equity to our common stock, we used the probability weighted expected return method described in the practice aid. Under this method, we estimated the fair value of our common stock using a probability weighted analysis of the present value of the returns afforded to our stockholders under each of four possible future scenarios. The share value is based on the probability weighted present value of expected future investment returns, considering each of these possible outcomes, as well as the rights of each share class. The timing of each of these potential outcomes is based on the plans of our board of directors and management. Two of the scenarios assumed a stockholder exit, either through an initial public offering, or IPO, or a sale of our company. The third scenario assumed a liquidation or dissolution of our company at a value that is less than the cumulative amounts invested by our preferred stockholders. The fourth scenario assumed that we continue as a going concern for the foreseeable future as a private company. For the IPO and sale scenarios, we calculated the estimated future and present values of our common stock using assumptions including the expected pre-money or sale valuations based on the market approach, the expected dates of the future expected IPO or sale, and an appropriate risk-adjusted discount rate. For the dissolution or liquidation scenario, we calculated the estimated future and present values of our common stock using assumptions including the aggregate enterprise value that could be attained through such a sale, the expected date of the future dissolution and an appropriate risk-adjusted discount rate. For the private company scenario, we calculated the estimated present value of our common stock using assumptions including the estimated total market value of the equity and an appropriate discount rate for the lack of marketability. Finally, the present value calculated for our common stock under each scenario was probability weighted based on our estimate of the relative occurrence of each scenario.

In applying the market approach to estimate the future expected market capitalization of our company under the IPO scenario, we used the guideline public company method as described in the practice aid. We began by analyzing valuations of initial public offerings of biotechnology companies that had occurred since January 1, 2004. More specifically, we selected guideline companies that had product candidates in Phase 1 and/or Phase 2 clinical trials at the time of their initial public offering. We did not include any guideline companies that had product candidates in Phase 3 clinical trials or that had marketed products. As noted above, we consider stage of clinical development to be the most important factor in determining comparable companies because clinical development risk is the largest business risk facing biotechnology companies without approved products. In addition, because corporate collaborations are a part of our business strategy, we also considered whether companies had entered into corporate collaborations in determining which companies were comparable to us. As of each contemporaneous valuation date, we updated our group of guideline companies to include all initial public offerings of comparable companies through the date of the valuation. Other than expanding the group of guideline companies for recent initial public offerings, the comparable companies, along with the methodology for selection, remained unchanged.

We believe that using companies that had completed initial public offerings since 2004 is appropriate because the market for stocks of public biotechnology companies did not change significantly at each of our valuation periods, as reflected by the NASDAQ Biotechnology Index, which reported closing sales prices of approximately 768 on December 31, 2004, 790 on December 31, 2005, 798 on December 31, 2006, and 793 on June 30, 2007. We believe that we are comparable to biotechnology companies with product candidates in Phase 1 and/or Phase 2 clinical trials that completed initial public offerings during this period because we are at a comparable stage of clinical development and maturity. Phase 1 trials assess the safety of a product candidate and Phase 2 trials are designed to determine optimal dosing, further identify safety risks and evaluate the effectiveness of the product candidate in a small group of patients with the target disease or condition. We believe that companies at this stage of clinical development are valued on the risk of successfully completing these clinical trials rather than the potential target product indication. Therefore, we did not consider product indications in selecting comparable companies.

We selected an expected market capitalization based on the mean of the IPO pre-money valuations of this group of comparable companies, since we did not believe that there was one single company in this group that was more representative of our stage of development than the others. We used data generated from SEC filings and investment industry reports to determine the pre-money value of this group of comparable companies. We then applied a risk-adjusted discount rate of 40% for our December 31, 2005 valuation, 45% for our December 31, 2006 valuation, and 35% for our June 30, 2007 valuation, based on the estimated timing of a potential IPO of our company and we did not apply a lack of marketability discount. In our December 31, 2006 valuation, which was finalized in January 2007, we increased the risk-adjusted discount rate from 40% to 45% based on what we believed to be an increased risk of not successfully completing the Phase 1 clinical trial of ARC1779 due to an allergic-like reaction experienced by a participant in this trial following a rapid bolus administration of ARC1779. Previously, in our Phase 1 clinical trial of ARC183, an earlier aptamer product candidate that we abandoned, we observed that approximately 30% of subjects had symptoms that might have been indicative of a hypersensitivity type of reaction. As a result of our previous experience with ARC183 and the allergic-like reaction in our Phase 1 clinical trial of ARC1779, in January 2007 we conducted a safety assessment and continued the trial after modifying the method of administration.

The risk-adjusted discount rate was based on the inherent risk of a hypothetical investment in our common stock. We determined an appropriate rate of return required by a hypothetical investor using well established venture capital rates of return published in the practice aid for firms engaged in early development in anticipation of a later IPO. We selected our discount rate from the high end of the range of venture capital return rates for our stage of clinical development due to the risks associated with the early stage of our preclinical and clinical development activities and the known high failure rate of biotechnology companies. In addition, we believe that our technology and intellectual property position present additional risks different from other early stage biotechnology companies, as noted below and as described in further detail elsewhere in this prospectus, including in the “Risk Factors” section, that justify using the high end of the range of venture capital return rates. Unlike other biotechnology companies that use multiple, more proven technologies for drug development, we are developing product candidates, called aptamers, using a new and unproven technology. We believe that our enterprise value is dependent on demonstrating that these aptamers are viable as drugs. Therefore, we must conduct human clinical trials that generate data demonstrating that our aptamers are safe and efficacious.

In the contemporaneous valuations, the probability weighting of the IPO scenario was 20% for our December 31, 2005 valuation, 25% for our December 31, 2006 valuation, and 70% for our June 30, 2007 valuation. As of June 30, 2007, we assumed a 70% probability for the IPO scenario based on our observation that the filing of a registration statement for an IPO does not guarantee that the offering will be completed. Several factors can cause the withdrawal or postponement of an IPO after the initial filing of a registration statement for the offering, including overall market or industry conditions and developments or changes in a company’s business and prospects. For example, since the beginning of 2006, we observed that only 10 of 17 comparable companies had completed their initial public offerings, whereas seven of those companies withdrew or postponed their planned offerings. Furthermore, we observed that since January 1, 2005, 23 of 93 companies identifying themselves as having the same Standard Industrial Classification as us withdrew their registration statements.

In applying the market approach in the sale scenario, we analyzed guideline transactions involving comparable biotechnology companies since 2004 that were at a similar stage of development and maturity at the time of their sale as we were at the time of our valuations. We believe that using data from the beginning of 2004 is relevant because the market for biotechnology companies did not change significantly at each of our valuation periods, as discussed above. We used data generated from SEC filings and investment industry reports to determine the acquisition value of this group of guideline transactions. We selected our group of guideline companies based on those that had product candidates in Phase 1 and/or Phase 2 clinical trials. We did not include any comparable companies that had product candidates in Phase 3 clinical trials. While we consider stage of clinical development to be the most relevant factor, we also considered whether these companies had entered into corporate collaborations in determining which companies were comparable to us. As of each contemporaneous valuation date, we updated our group of guideline companies to include all sale transactions of comparable companies through the date of the valuation. Other than expanding the group of guideline companies for recent sale transactions, the comparable companies, along with the methodology for selection, remained unchanged.

In applying the market approach in the sale scenario, we assumed a sale of our existing research and intellectual property at a value that would allow our preferred stockholders to realize their liquidation preference. We then applied a risk-adjusted discount rate that was the same as the rate used in the IPO scenario. In the contemporaneous valuations, the probability weighting of the sale scenario was 30% for our December 31, 2005 valuation, 25% for our December 31, 2006 valuation, and 0% for our June 30, 2007 valuation.

In applying the market approach in the private company scenario, we assumed that we could maintain operations for the foreseeable future based on our ability to fund operations beyond the next 24 months. We estimated our enterprise value by analyzing the enterprise values of the guideline companies. In the contemporaneous valuations, the probability weighting of the private company scenario was 30% for our December 31, 2005 valuation, 30% for our December 31, 2006 valuation, and 20% for our June 30, 2007 valuation.

In applying the market approach in the dissolution scenario, we assumed a sale of our existing research and intellectual property at a value that would not allow our preferred stockholders to realize their liquidation preference. We then applied a risk-adjusted discount rate which was the same as the rate used in the IPO scenario. In the contemporaneous valuations, the probability weighting of the dissolution scenario was 20% for our December 31, 2005 valuation, 20% for our December 31, 2006 valuation, and 10% for our June 30, 2007 valuation.

As a result of our analyses, we determined that the resulting fair value of our common stock was $1.00 per share as of December 31, 2005, $2.20 per share as of December 31, 2006, and $6.40 per share as of June 30, 2007. We conducted contemporaneous valuations as of these three specific dates because they coincided with events that we believed affected the fair value of our equity.

December 31, 2005 Contemporaneous Valuation

In determining that the fair value of our common stock was $1.00 per share as of December 31, 2005, we considered the following factors:

•	In the third quarter of 2005, we stopped Phase 1 clinical trials of ARC183, which at that time was our only proprietary aptamer product candidate in clinical trials, after we determined that the amount of drug substance needed to achieve the desired anticoagulation effect resulted in a sub-optimal dosing profile.

•	In the fourth quarter of 2005, we elected not to file an IND for a second aptamer product candidate after a third party that was developing a product candidate for the same indication reported that its Phase 3 clinical trial failed to meet its stated endpoints.

•	In the fourth quarter of 2005, we issued additional shares of our redeemable convertible preferred stock to new investors who valued the shares at $10.00 per share, on an as-converted basis, which was the same price as the shares we issued in the initial round of our Series B financing in March 2004.

December 31, 2006 Contemporaneous Valuation

We made no change in the fair value of our common stock from December 31, 2005 until November 2006 because neither we nor any of our collaborators generated any validating clinical data or achieved any significant preclinical or clinical development milestones for any aptamer product candidates. We believed that our entry into collaboration agreements with Elan and Pfizer and an amended and restated collaboration agreement with Nuvelo during 2006 did not, at the time, warrant a change to the fair value of our equity because we did not believe that any of these collaborations would generate validating clinical data within three to five years of signing the agreements. On December 31, 2006, we determined that the fair value of our common stock was $2.20 per share, a 120% increase over the fair value of our common stock as of December 31, 2005. A positive event occurred when we initiated Phase 1 clinical development of ARC1779 in December 2006, which we believed increased the fair value of our equity. We considered the progression of our ARC1779 aptamer product candidate into clinical trials to be the key factor warranting a contemporaneous valuation of the fair value of our equity.

We continued to use the December 31, 2006 contemporaneous valuation of our common stock of $2.20 per share in connection with the issuance of options to purchase 116,900 shares of our common stock in

March 2007. In determining that the December 31, 2006 valuation was still applicable for the March 2007 grants, we considered the following factors:

•	On January 17, 2007, we signed a corporate research and development collaboration agreement with Merck KGaA. We estimated that Merck KGaA would not generate any validating clinical data within three to five years of signing the agreement and, consequently, we determined that this collaboration did not, at the time, increase the fair value of our equity. Furthermore, the $3.0 million upfront payment we received under this agreement was considered but was determined not to change the fair value of our equity.

•	In January 2007, we incurred a delay in the clinical trial of ARC1779, as discussed above.

June 30, 2007 Contemporaneous Valuation

On June 30, 2007, we determined that the fair value of our common stock was $6.40 per share, a 191% increase over the fair value of our common stock as of December 31, 2006. We made no change in the fair value of our common stock until the second quarter of 2007 because no events occurred during this time period that we believed increased the fair value of our equity. However, as noted below, positive events related to the development of ARC1779 and the sale of our Series C redeemable convertible preferred stock in connection with our strategic collaboration with Merck Serono occurred in the second quarter of 2007, which we believed increased the fair value of our equity. In determining that the fair value of our common stock was $6.40 per share as of June 30, 2007, we considered the following factors:

•	In June 2007, we received the full data set from our Phase 1 clinical trial, which we concluded warranted the advancement of ARC1779 into Phase 2 clinical trials.

•	In June 2007, we signed an expanded corporate research and development agreement with Merck Serono and, as part of this expanded agreement, Merck Serono invested $29.8 million in shares of our Series C redeemable convertible preferred stock.

•	In June 2007, we initiated the process of an initial public offering and held an organizational meeting with our investment bankers and others, although there were still significant risks that we would not complete our initial public offering.

In our June 30, 2007 contemporaneous valuation, we also considered the corporate research and development collaboration agreement we signed with Takeda. We estimated that Takeda would not generate any validating clinical data within three to five years of signing the agreement and, consequently, we determined that this collaboration did not, at that time, increase the fair value of our equity. Furthermore, the $6.0 million upfront payment we received under this agreement was considered but was determined not to change the fair value of our equity.

Retrospective Fair Value of Our Common Stock

In October 2007, we re-examined the contemporaneous valuations of our common stock that we had completed as of December 31, 2006 and June 30, 2007 because we had commenced the IPO process earlier than we had anticipated in our contemporaneous valuations. In connection with this re-examination, we prepared retrospective valuations of the fair value of our common stock as of July 2006, November 2006, March 2007 and July 2007 because we accelerated our IPO timeline. As more fully described below, we believe that our IPO was accelerated because in the second quarter of 2007 we generated positive Phase 1 clinical data for our lead aptamer product candidate ARC1779. Importantly, we believe that the data from this Phase 1 clinical trial demonstrate the mechanism of action of ARC1779. No serious adverse events were reported in the trial and no subject was withdrawn from the trial due to an adverse event. Accordingly, we believe these data support the continued development of ARC1779 in two separate Phase 2 trials in two distinct commercially attractive indications. In addition to our clinical progress with ARC1779 in the second quarter of 2007, we entered into four collaboration agreements between December 2006 and June 2007 with Pfizer, Merck KGaA, Takeda and Merck Serono. As a result of these developments and the fact that in July 2007 we filed the registration statement of which this prospectus forms a part, we adjusted our probability weighting assumptions and the assumed IPO date. We believe that the valuation methodologies used in these retrospective valuations and the contemporaneous valuations are reasonable and consistent with the practice aid.

In addition, we have retrospectively applied $13.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, as the fair value of our common stock for stock options granted after July 2007. On September 19, 2007, we granted options to purchase 30,690 shares of our common stock with an exercise price of $6.40 per share.

July 2006 Retrospective Valuation

With the benefit of a retrospective view, we prepared a retrospective valuation of the fair value of our common stock as of July 2006. In preparing this retrospective valuation, we used the market approach described above to determine the fair value of our equity. Consequently, in preparing this retrospective valuation, we used the following probability weighting assumptions: the IPO scenario 45%; the sale scenario 25%; the private company scenario 20%; and the dissolution scenario 10%. We reduced the risk-adjusted discount rate from 45% to 35% based on accelerating our expected IPO date from December 31, 2008 to November 30, 2007, and we did not apply a lack of marketability discount.

As a result of this retrospective valuation, we increased the fair value of our common stock as of July 2006 from $1.00 per share to $2.50 per share.

November 2006 Retrospective Valuation

On November 29, 2006, we granted options to purchase 79,100 shares of our common stock with an exercise price of $1.00 based on the December 31, 2005 valuation discussed above. With the benefit of a retrospective view, we prepared a retrospective valuation of the fair value of our common stock as of November 2006. In early November 2006, we filed an IND with the FDA for ARC1779. We believe that the submission of the IND for ARC1779 increased the fair value of our equity. In preparing this retrospective valuation, we used the following probability weighting assumptions: the IPO scenario 50%; the sale scenario 25%; the private company scenario 20%; and the dissolution scenario 5%. We reduced the risk-adjusted discount rate from 45% to 35% based on accelerating the expected IPO date from December 31, 2008 to November 30, 2007, and we did not apply a lack of marketability discount.

As a result of this retrospective valuation, we increased the fair value of our common stock as of November 2006 from $1.00 per share to $3.90 per share.

March 2007 Retrospective Valuation

On March 8, 2007, we granted options to purchase 116,900 shares of our common stock with an exercise price of $2.20 based on the December 31, 2006 contemporaneous valuation discussed above. With the benefit of a retrospective view of the first quarter of 2007, we determined that it would be reasonable to update the assumptions that we made in our contemporaneous December 31, 2006 valuation as of March 2007. In March 2007, we completed a Phase 1 clinical trial of ARC1779 in healthy volunteers. In this trial, each of the dose levels tested was well-tolerated, no serious adverse events were reported and no subject was withdrawn due to an adverse event. We believe that these data increased the probability of a stockholder exit. Therefore, in preparing this retrospective valuation, we increased the probability of the sale scenario from 25% to 35%, and we increased the probability of the IPO scenario from 25% to 55%. Given that, as of March 2007, we were evaluating two stockholder exit strategies, we reduced the probabilities associated with remaining as an independent private company and dissolution to 10% and 0%, respectively. We reduced the risk-adjusted discount rate from 45% to 35% based on accelerating the expected IPO date from December 31, 2008 to November 30, 2007.

As a result of this retrospective valuation, we increased the fair value of our common stock as of March 2007 from $2.20 per share to $5.30 per share.

July 2007 Retrospective Valuation

On July 23, 2007, we granted options to purchase 194,850 shares of our common stock with an exercise price of $6.40 based on the June 30, 2007 valuation discussed above. With the benefit of a retrospective view, we prepared a retrospective valuation of the fair value of our common stock as of July 2007 and updated the IPO assumptions we made in our June 30, 2007 contemporaneous valuation. In June 2007, we received the full data set from our Phase 1 clinical trial of ARC1779. In addition to the tolerability and absence of serious adverse events observed in March 2007, we believe that the full data set demonstrate the mechanism of action of ARC1779. Based on these data demonstrating mechanism of action, we believe that ARC1779 may be viable in two distinct, commercially attractive indications and we commenced preparations for two Phase 2 clinical trials of ARC1779. In June 2007, we also entered into a collaboration agreement with Merck Serono. Merck Serono invested in $29.8 million of our Series C redeemable convertible preferred stock. Finally, in June 2007, we also held an organizational meeting for this offering with our investment bankers and others, and on July 25, 2007, we made our initial filing of the registration statement of which this prospectus forms a part. As a result of these developments, we increased the probability of the IPO scenario from 70% to 95%. Furthermore, we reduced the risk-adjusted discount rate from 35% to 25% because we believed that we were closer to the expected IPO event. Despite our initial filing of the registration statement of which this prospectus forms a part, we can offer no assurance that we will successfully complete this offering or, that even if we do successfully complete this offering, we will price our offering within the anticipated offering price range listed on the cover page of this prospectus.

As a result of this retrospective valuation, we increased the fair value of our common stock as of July 2007 from $6.40 per share to $9.30 per share.

Fair Value of Our Common Stock Compared to the Estimated IPO Price

We believe that the factors discussed above are the primary factors contributing to the difference between the retrospective fair value of our common stock as of each grant date and the estimated initial public offering price range of $12.00 to $14.00 per share listed on the cover page of this prospectus. Most notably, these include the following:

ARC1779 Clinical Development

Based on the Phase 1 clinical data we received in March and June 2007, particularly, the absence of serious adverse events and our belief that the data demonstrate the mechanism of action of ARC1779, we believe that ARC1779 may be viable in two distinct, commercially attractive indications and we commenced preparations for two Phase 2 clinical trials of ARC1779. We believe that pursuing two distinct indications with the same aptamer product candidate mitigates some of the risks associated with drug development, because if the pursuit of one indication is not successful due to efficacy issues, we have the ability to continue to pursue the other indication. We expect to commence a Phase 2a clinical trial of ARC1779 in the fourth quarter of 2007 in ACS patients undergoing PCI. Subject to the regulatory review of our proposed protocol, we also expect to commence a separate Phase 2 clinical trial of ARC1779 in the fourth quarter of 2007 in patients suffering from TTP. If our early stage clinical trials of ARC1779 are successful, we intend to advance this aptamer product candidate into additional trials, including pivotal clinical trials, as rapidly as possible.

Corporate Collaborations

Between December 2006 and June 2007, we entered into collaboration agreements with Pfizer, Merck KGaA and Takeda. In addition, in June 2007 we entered into an agreement with Merck KGaA, acting for its division Merck Serono, for the discovery, development and commercialization of aptamers against targets with application in the prevention and treatment of cancer, inflammatory and autoimmune indications. In connection with the agreement, Merck Serono invested $29.8 million in shares of our Series C redeemable convertible preferred stock. In addition, pursuant to the terms of the agreement, Merck KGaA or its affiliate will purchase from us in a private placement concurrent with the closing of this offering 250,000 shares of our common stock, or, if the initial public offering price exceeds $14.00 per share, such lesser number of shares equal to

$3,500,000 divided by the initial public offering price, in either case at a price per share equal to the initial public offering price.

Initial Public Offering

In June 2007, we held an organizational meeting for this offering with our investment bankers and others. On July 25, 2007, we made our initial filing of the registration statement of which this prospectus forms a part.

Fair Value of Option Grants

The following table summarizes options issued to purchase shares of our common stock from January 1, 2006, through the date of this prospectus:

Grant Date	Options Granted	Exercise Price	Fair Value		Intrinsic Value

January 2006	48,230	$1.00	$1.00		—
February 2006	120,000	$1.00	$1.00		—
March 2006	2,800	$1.00	$1.00		—
April 2006	2,000	$1.00	$1.00		—
May 2006	13,300	$1.00	$1.00		—
June 2006	25,000	$1.00	$1.00		—
July 2006	5,400	$1.00	$2.50	(1)	$1.50
August 2006	42,000	$1.00	$2.50	(1)	$1.50
September 2006	3,150	$1.00	$2.50	(1)	$1.50
November 2006	79,100	$1.00	$3.90	(1)	$2.90
March 2007	116,900	$2.20	$5.30	(1)	$3.10
July 2007	194,850	$6.40	$9.30	(1)	$2.90
September 2007	30,690	$6.40	$13.00	(1)	$6.60

Total	683,420

The aggregate intrinsic value on the date of grant of options granted included in the above table is $1,435,000.

(1)	Retrospectively determined fair value.

Results of Operations

Comparison of Six Months Ended June 30, 2006 and 2007

Revenue.  Revenue increased by $5.0 million to $6.7 million for the six months ended June 30, 2007, from $1.7 million for the six months ended June 30, 2006. We derived this revenue from upfront, non-refundable payments, which we are recognizing ratably over the estimated performance period of significant involvement, and the reimbursement of research and development efforts as the services are performed. The increase in revenue was due to our execution of new collaboration agreements with Elan, Pfizer and Merck Serono, which resulted in additional revenue of $4.8 million, or approximately 72% of total revenues for the six months ended June 30, 2007. The remaining 28% of the total revenue for the six months ended June 30, 2007 includes additional revenues we recognized related to our amended and expanded Nuvelo collaboration which we signed in July 2006. Under this agreement we received an upfront non-refundable fee of $4.0 million, which we are recognizing on a straight-line basis over the estimated performance period. In addition, we are receiving payments for the reimbursement of research and development services. Under the original joint development agreement, we had been recording the partial reimbursement of ARC183 development expenses and efforts to develop a second generation molecule as a reduction to research and development expenses.

Offsetting these revenue increases was the termination of the research portion of our Eyetech collaboration. We did not record any revenue related to the Eyetech collaboration during the six months ended June 30, 2007. When we terminated the research portion of the agreement in the second quarter of 2006, we recognized the remaining deferred revenue related to the upfront payment and the payments for research funding ceased. We are still eligible to receive development milestone payments under the collaboration if the specified milestones are achieved.

For the six months ended June 30, 2006 and 2007, revenues by collaborator were as follows:

	Six Months		Increase/
	Ended June 30,		(Decrease)
	2006	2007	$	%
	(in thousands)

Collaborator:
Elan	$—	$2,966	$2,966	—
Nuvelo	234	1,888	1,654	706%
Pfizer	—	500	500	—
Merck Serono	—	1,312	1,312	—
Eyetech	1,446	—	(1,446)	(100)%

Total	$1,680	$6,666	$4,986	297%

Research and Development Expenses.  Research and development expenses increased by $5.7 million to $12.9 million for the six months ended June 30, 2007, from $7.2 million for the six months ended June 30, 2006, an increase of 79%. The increase in research and development expenses was primarily attributable to $4.6 million of external manufacturing, toxicology and clinical development costs associated with Phase 1 clinical trials for our lead aptamer product candidate, ARC1779. In addition, approximately $1.9 million of the increase was the result of:

•	additional personnel costs related to additional hiring and annual compensation increases;

•	increased research materials related to our expanding research efforts; and

•	additional facility costs related to the leasing of an additional 34,000 square feet of operating space within our current location.

Research and development expenses for the six months ended June 30, 2006 and 2007 were comprised of the following:

	Six Months		Increase/
	Ended June 30,		(Decrease)
	2006	2007	$	%
	(in thousands)

Compensation and related expenses	$2,841	$3,307	$466	16%
External services	1,494	4,788	3,294	220%
Research materials and related expenses	1,067	1,500	433	41%
Facilities related expenses	1,441	2,467	1,026	71%
Other	359	801	442	123%

Total	$7,202	$12,863	$5,661	79%

General and Administrative Expenses. General and administrative expenses increased by $0.6 million to $4.5 million for the six months ended June 30, 2007, from $3.9 million for the six months ended June 30, 2006, an increase of 17%. The increase in general and administrative expenses was primarily attributable to increased salaries of $0.2 million, facility costs of $0.1 million, external legal costs of $0.1 million primarily incurred in conjunction with maintaining our patent estate, and stock-based compensation expense of $0.1 million related to the adoption of SFAS 123(R).

Interest Income. Interest income increased by $0.2 million to $1.0 million for the six months ended June 30, 2007, from $0.8 million for the six months ended June 30, 2006, an increase of 27%. The increase in interest income was due to an increase in the average fund balances available for investment and an increase in interest rates earned on investments.

Comparison of Years Ended December 31, 2005 and 2006

Revenue.  Revenue increased by $4.0 million to $6.4 million in 2006 from $2.4 million in 2005. The increase in revenue was due to the execution of a new collaboration agreement with Elan along with the amendment and expansion of our existing collaboration agreement with Nuvelo. These transactions resulted in an increase in revenue of $4.2 million and approximated 75% of total revenues in 2006. In addition, in May 2006, we terminated the research portion of our collaboration agreement with Eyetech. This termination resulted in the recognition of the remaining deferred upfront payment of $1.0 million and our no longer receiving payments for the reimbursement of research and development services. For the years ended December 31, 2005 and 2006, revenues by collaborator were as follows:

	Year Ended		Increase/
	December 31,		(Decrease)
	2005	2006	$	%
	(in thousands)

Collaborator:
Elan	$—	$2,967	$2,967	—
Nuvelo	656	1,846	1,190	181%
Eyetech	1,742	1,445	(297)	(17)%
Ribomic	—	150	150	—

Total	$2,398	$6,408	$4,010	167%

Research and Development Expenses. Research and development expenses decreased by $0.1 million to $17.0 million in 2006 from $17.1 million in 2005, a decrease of 1%. The decrease in research and development expenses was primarily attributable to a $2.5 million reduction in external services relating to our ARC1905 and ARC183 programs. The decrease in external services is primarily attributable to the following:

•	During 2005, we incurred approximately $3.6 million of external IND-enabling preclinical studies and manufacturing activities for our ARC1905 program. ARC1905 was initially being developed for an acute cardiovascular indication, but we ceased pursuing that indication. As a result, costs for external services related to ARC1905 development decreased approximately $3.4 million for the year ended December 31, 2006.

•	During 2005, we incurred approximately $1.5 million of net external expenses related to preclinical toxicology and safety studies, Phase 1 clinical trial costs and manufacturing activities for our ARC183 co-development program with Nuvelo. After the completion of the Phase 1 clinical trials, we and Nuvelo decided not to pursue the development of ARC183 and agreed to develop an optimized second generation molecule, resulting in a $1.1 million reduction in external services for the year ended December 31, 2006.

Offsetting these reductions in external services related to our ARC1905 and ARC183 programs was approximately $2.8 million of external services incurred related to IND-enabling studies and manufacturing activities to support the initiation of Phase 1 clinical trials of ARC1779. The reduction in external services was also partially offset by approximately $2.1 million of additional internal research and development expenses related to the following:

•	relocating to our new expanded facility in January 2006, which provided an additional 37% of operating space;

•	increased costs for research materials related to our expanded research efforts; and

•	personnel costs related to additional hires and annual compensation increases.

Research and development expenses for the years ended December 31, 2005 and 2006 was comprised of the following:

	Year Ended		Increase/
	December 31,		(Decrease)
	2005	2006	$	%
	(in thousands)

Compensation and related expenses	$5,375	$5,895	$520	10%
External services	6,530	4,059	(2,471)	(38)%
Research materials and related expenses	1,815	2,419	604	33%
Facilities related expenses	2,604	3,543	939	36%
Other	737	1,049	312	42%

Total	$17,061	$16,965	$(96)	(1)%

General and Administrative Expenses.  General and administrative expenses increased by $1.4 million to $7.6 million in 2006 from $6.2 million in 2005, an increase of 23%. The increase in general and administrative expenses was primarily attributable to increased personnel related costs of $0.6 million, facility costs of $0.4 million, external legal costs incurred in conjunction with the completion of multiple collaborative agreements of $0.3 million, and stock-based compensation expense of $0.1 million related to the adoption of SFAS 123(R).

Interest Income.  Interest income increased by $0.9 million to $1.8 million in 2006, from $0.9 million in 2005, an increase of 94%, due to an increase in the average invested fund balance and an increase in interest rates earned on investments.

Comparison of Years Ended December 31, 2004 and 2005

Revenue.  Revenue increased by $0.5 million to $2.4 million in 2005 from $1.9 million in 2004. The increase in revenue was primarily attributed to the receipt and recognition of a full year of reimbursement of research and development services under our Eyetech collaboration, resulting in an additional $0.8 million in 2005, as well as a full year of recognizing the upfront fee. Offsetting this increase was the one year of research funding we received in 2004 from our licensee Johnson & Johnson for target validation efforts. For the years ended December 31, 2004 and 2005 revenues by collaborator were as follows:

	Year Ended		Increase/
	December 31,		(Decrease)
	2004	2005	$	%
	(in thousands)

Collaborator:
Nuvelo	$750	$656	$(94)	(13)%
Eyetech	661	1,742	1,081	164%
Johnson & Johnson	500	—	(500)	(100)%

Total	$1,911	$2,398	$487	25%

Research and Development Expenses.  Research and development expenses increased by $7.5 million to $17.1 million in 2005 from $9.5 million in 2004, an increase of 79%. The increase in research and development expenses was primarily attributable to an increase of $5.7 million in external services. The increase in external services in 2005 was primarily attributable to the following:

•	approximately $3.6 million of costs for external IND-enabling preclinical studies and manufacturing activities for our ARC1905 program;

•	approximately $1.5 million of net external expenses related to preclinical toxicology and safety studies, Phase 1 clinical trial costs, and manufacturing activities for our ARC183 program; and

•	approximately $1.0 million of external animal efficacy studies and manufacturing activities for our ARC1779 program.

No such external expenses were incurred in 2004 due to each program’s early stage of development. In addition, we incurred approximately $2.1 million of additional internal research and development expenses related to the following:

•	personnel costs related to additional hires and annual compensation increases; and

•	additional facilities expense attributable to an additional eight months of rent expense related to the operating lease for our new facility.

Research and development expenses for the years ended December 31, 2004 and 2005 were comprised of the following:

	Year Ended		Increase/
	December 31,		(Decrease)
	2004	2005	$	%
	(in thousands)

Compensation and related expenses	$4,141	$5,375	$1,234	30%
External services	853	6,530	5,677	666%
Research materials and related expenses	1,869	1,815	(54)	(3)%
Facilities related expenses	1,744	2,604	860	49%
Other	924	737	(187)	(20)%

Total	$9,531	$17,061	$7,530	79%

General and Administrative Expenses.  General and administrative expenses increased by $1.1 million to $6.2 million in 2005 from $5.1 million in 2004, an increase of 21%. The increase in general and administrative expenses was primarily attributable to increased personnel related costs of $0.2 million, legal costs incurred to maintain our patent estate of $0.4 million and facility costs of $0.3 million.

Interest Income.  Interest income increased by $0.5 million to $0.9 million in 2005 from $0.4 million in 2004, an increase of 128%. In June 2005, we began to have our excess cash managed and invested by two financial institutions in higher yielding securities, resulting in additional investment income.

Liquidity and Capital Resources

Sources of Liquidity

We have financed our operations since inception through the private placement of equity and the entry into strategic collaborative and licensing agreements. As of June 30, 2007, we have received net proceeds of $135.5 million from the issuance of equity securities, primarily redeemable convertible preferred stock. As of June 30, 2007, we have received approximately $34.8 million from our collaborators for licenses, the reimbursement of research and development services and the achievement of development milestones, which have been or will be recognized as revenue in our financial statements. At June 30, 2007, we had $61.8 million in cash, cash equivalents and marketable securities. During June 2007, in connection with the execution of a second collaboration agreement with Merck Serono, we sold 14.9 million shares of our Series C redeemable convertible preferred stock for proceeds of $29.8 million. We hold our cash and investment balances in a variety of interest-bearing instruments, including obligations of United States government agencies and money market accounts. We invest cash in excess of our immediate requirements with regard to liquidity and capital preservation. Wherever possible, we seek to minimize the potential effects of concentration and degrees of risk.

Cash Flows

The following table provides information regarding our cash flows and our capital expenditures for the years ended December 31, 2004, 2005 and 2006, and the six months ended June 30, 2007.

				Six Months Ended
	Year Ended December 31,			June 30,
	2004	2005	2006	2007
	(in thousands)

Cash provided by (used in):
Operating activities	$(7,351)	$(18,893)	$(5,833)	$(2,547)
Investing activities	(344)	(13,211)	(11,043)	(11,828)
Financing activities	32,268	19,608	611	29,867
Capital expenditures (included in investing activities above)	(381)	(579)	(891)	(1,507)

Our operating activities used cash of $7.4 million for the year ended December 31, 2004, $18.9 million for the year ended December 31, 2005, $5.8 million for the year ended December 31, 2006 and $2.5 million for the six months ended June 30, 2007. The use of cash in all periods primarily resulted from our net losses and changes in our working capital accounts. Significant changes within our working capital accounts were primarily attributed to the timing of cash inflow from collaborations and other strategic arrangements. The increase in cash used in operations in 2005 was due primarily to an increase in preclinical and clinical development activities. For the eighteen month period ended June 30, 2007, we generated a total of $27.0 million of cash inflows from our collaborators to offset our internal research, preclinical and clinical development activities.

During 2006, our investing activities used cash of $11.0 million compared to $13.2 million for 2005 and $11.8 million for the six months ended June 30, 2007. The use of cash in 2006 and 2005, as well as the six months ended June 30, 2007, is a result of purchases of investment grade securities, which is partially offset by maturities of such investments. During 2004, our investment activities consisted of purchases of research equipment. During 2007, we intend to increase capital expenditures up to approximately $2.2 million for equipment used in our discovery research efforts.

Our financing activities provided $32.3 million for the year ended December 31, 2004, $19.6 million for the year ended December 31, 2005, $0.6 million for the year ended December 31, 2006, and $29.9 million for the six months ended June 30, 2007. The primary source of cash inflows from financing activities during 2004, 2005 and 2006 related to the sale and issuance of 53.9 million shares of Series B redeemable convertible preferred stock in March 2004, September 2004, and December 2005, resulting in net proceeds of $53.7 million. During June 2007, in connection with the execution of a second collaboration agreement with Merck Serono, we sold 14.9 million shares of our Series C redeemable convertible preferred stock for net proceeds of $29.8 million.

In April 2005, we entered into a one year loan and security agreement with Silicon Valley Bank, or SVB. The agreement provided for SVB to issue a letter of credit, which is secured by the line of credit, to our landlord on our behalf. In 2006, we amended the agreement, under which maximum borrowings were increased to $8.2 million. The agreement is secured by all of our assets, excluding intellectual property. Maximum borrowings are reduced by the amount of outstanding letters of credit. Borrowings bear interest at SVB’s prime rate plus 0.5%. The agreement contains financial and other covenants requiring us to, among other things, maintain a ratio of unrestricted cash and accounts receivable to liabilities of at least 3-to-1 and maintain primary checking and operating accounts and $15.0 million of unrestricted cash with SVB. As of December 31, 2006, the related outstanding letter of credit was $8.2 million. There were no outstanding borrowings as of December 31, 2005 and 2006, and we were in compliance with all covenants as of those dates. In the event that we do not comply with covenants or provisions within the loan and security agreement, SVB’s remedies include: (1) declaring all obligations immediately due and payable, which could include requiring us to collateralize the outstanding letter of credit with cash; (2) ceasing to advance money or extend credit; (3) applying to the obligations any balances and deposits held by us or the bank; or (4) putting a hold on any account maintained with the bank. We renewed the amended loan and security agreement in April 2007 for an additional year.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2006 and the effects such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
			2008	2010
			through	through
	Total	2007	2009	2011	After 2011
	(in thousands)

Operating lease obligations(1)	$27,041	$2,626	$5,935	$6,070	$12,410

Total contractual cash obligations	$27,041	$2,626	$5,935	$6,070	$12,410

(1)	The operating lease obligations will be offset by sublease income of an aggregate of approximately $4.4 million that we expect to receive in equal monthly installments through 2011.

During the six months ended June 30, 2007, we entered into agreements with third-party clinical research organizations totaling approximately $6.6 million. These obligations will be paid during 2007 and 2008 and are not included in the above table.

Funding Requirements

Based on our operating plans, we believe that the net proceeds from this offering, and the proceeds from the sale of our common stock to Nuvelo and Merck KGaA or its affiliate in private placements concurrent with this offering, together with our existing cash and short-term investments and funding that we expect to receive under our collaboration and license agreements, will be sufficient to fund our operating expenses and capital expenditure requirements, including increases in spending for our ARC1779 clinical programs and other programs, through 2009. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our aptamer product candidates, and the extent to which we enter into collaborations with third parties to participate in their development and commercialization, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated clinical trials. We may require significant additional funds earlier than we currently expect in order to conduct clinical trials for ARC1779 and to develop our other aptamer product candidates.

We may seek additional capital through a combination of private and public equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or aptamer product candidates, or grant licenses on terms that are not favorable to us.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. If adequate funds are not available to us on a timely basis, we may be required to:

•	delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for one or more of our aptamer product candidates;

•	delay, limit, reduce or terminate our research and development activities; or

•	delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our aptamer product candidates.

Even if we are able to raise additional funds in a timely manner, our future capital requirements may vary from what we expect and will depend on many factors, including the following:

•	the number and characteristics of the product candidates we pursue;

•	the scope, progress, results and costs of researching and developing and conducting preclinical and clinical trials of our product candidates;

•	the timing of, and the costs involved in, obtaining regulatory approvals for our aptamer product candidates;

•	the cost of commercialization activities, including marketing, sales and distribution;

•	the cost of manufacturing our product candidates;

•	the number and financial terms of the collaboration and license agreements that we enter into with third parties with respect to our aptamer technology;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the results of such litigation; and

•	the timing, receipt and amount of sales or royalties on our future products, if any.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those years. We are currently evaluating the provisions of SFAS 157 but do not believe that the adoption will have a material impact on our results of operations, financial position, or cash flows.

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We have not completed our evaluation of SFAS No. 159, but we do not currently believe that it will have a material impact on our financial position or results of operations.

In June 2007, the EITF issued EITF Issue 07-03, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development, or EITF 07-03. EITF 07-03 addresses the diversity which exists with respect to the accounting for the non-refundable portion of a payment made by a research and development entity for future research and development activities. Under this EITF, an entity would defer and capitalize non-refundable advance payments made for research and development activities until the related goods are delivered or the related services are performed. EITF 07-03 is effective for fiscal years beginning after December 15, 2007 and interim periods within those years. We do not expect that the adoption of EITF 07-03 will have a material impact on our financial position.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in any off-balance sheet activities, including the use of structured finance, special purpose entities or variable interest entities.

Tax Loss Carryforwards

We had net operating loss carryforwards available to offset future federal and state taxable income of $56.8 million and $55.7 million as of December 31, 2006, as well as federal and state research and development tax credit carryforwards of $2.1 million and $0.9 million, respectively, available to offset future federal taxes. The net operating loss and credit carryforwards expire at various dates through 2026. Under the provisions of the Internal Revenue Code, specified substantial changes in our ownership may result in a limitation on the amount of net operating loss carryforwards and research and development carryforwards which could be utilized annually to offset future taxable income and taxes payable.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk related to changes in interest rates. Our current investment policy is to maintain an investment portfolio consisting mainly of United States money market and high-grade corporate debt securities, directly or through managed funds, with maturities of two years or less with the primary objective of preservation of principal and minimal risk. Our cash is deposited in and invested through two major financial institutions in North America. Our marketable securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels at June 30, 2007, we estimate that the fair value of our investment portfolio would decline by an immaterial amount. While our cash and investment balances will increase upon completion of the offering contemplated by this prospectus, we will have the ability to hold our fixed income investments until maturity, and therefore we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a change in market interest rates on our investments.

BUSINESS

Overview

We are a biotechnology company focused on discovering, developing and commercializing aptamer therapeutics. Aptamers are synthetically-derived oligonucleotides, or short nucleic acid sequences. Aptamers represent an emerging class of potential therapeutic agents that we believe may have broad application to treat a variety of human diseases and have distinct advantages over other drug classes. To date, the United States Food and Drug Administration, or FDA, has approved one aptamer therapeutic. Using our proprietary processes for discovering aptamers, which are protected by our patent portfolio, we are developing aptamer product candidates for cardiovascular and hematological diseases and cancer. We currently have no products approved for commercial sale, and to date, we have generated no revenues from commercial sales. We have completed a Phase 1 clinical trial for ARC1779, our lead aptamer product candidate and, subject to regulatory review of our proposed protocol for the Phase 2 clinical trial, we expect to commence Phase 2a and Phase 2 clinical trials of ARC1779 in two distinct indications in the fourth quarter of 2007. In addition, we have licensed our intellectual property to third parties to develop their own aptamer product candidates. One of our licensees commenced a Phase 2 clinical trial of an aptamer product candidate in the third quarter of 2007 and expects to commence an additional Phase 2 clinical trial with the same product candidate by the end of 2007. In addition, we expect another licensee to commence two Phase 2 clinical trials with its aptamer product candidate by the end of 2007.

We believe that aptamer therapeutics combine many of the beneficial characteristics of biologics, small molecules and other classes of oligonucleotides, such as antisense and small interfering RNA, or siRNA. Aptamers have the ability to disrupt interactions between proteins, bind with high affinity and specificity to their protein targets and can be designed to have a specified duration of action. Aptamers are discovered using chemical processes, which permits rapid discovery and ease of manufacturing. In addition, we have not observed the generation of antibodies, or immunogenicity, against our aptamer product candidates.

Our lead aptamer product candidate, ARC1779, is designed to inhibit the function of a protein known as von Willebrand Factor, or vWF. When vWF is activated, it is responsible for the adhesion, activation and aggregation of platelets, which are involved in the formation of blood clots. In our Phase 1 clinical trial of ARC1779, we observed that vWF activity and platelet function were inhibited in a manner that correlated to the dose and concentration of ARC1779. We believe that these data demonstrate the mechanism of action of ARC1779. We are developing ARC1779 for use in the following indications in which the selective inhibition of activated vWF could have therapeutic benefit:

•	Acute coronary syndrome. We believe that ARC1779 can be used to treat patients suffering from acute coronary syndrome, or ACS, which is the medical diagnostic category that includes heart attack. A heart attack is caused by an arterial blockage, or thrombus, which reduces blood flow to the heart muscle. Physicians use drug therapy in combination with a medical procedure called angioplasty, or PCI, to remove the thrombus and restore blood flow to the heart muscle. Because activated vWF plays a role in thrombus formation, we believe that using ARC1779 to inhibit activated vWF may lead to improved outcomes for patients. We expect to commence a Phase 2a clinical trial of ARC1779 in the fourth quarter of 2007 in ACS patients undergoing PCI. Assuming the timely enrollment of patients, we expect to complete this clinical trial as soon as the fourth quarter of 2008.

•	Thrombotic thrombocytopenic purpura. We also believe that ARC1779 can be used to treat patients suffering from a rare blood disorder known as thrombotic thrombocytopenic purpura, or TTP. TTP is caused by elevated levels of activated vWF in the blood due to a deficiency of the enzyme responsible for vWF degradation. In the absence of this enzyme, excessive levels of activated vWF cause platelet aggregation resulting in widespread blood clotting, which can lead to life-threatening events such as heart attack and stroke. There is currently no approved drug therapy for TTP. Subject to the regulatory review of our proposed protocol, we expect to commence a Phase 2 clinical trial of ARC1779 in the fourth quarter of 2007 in patients suffering from TTP. Once the proposed protocol is finalized, and assuming timely enrollment of patients, we expect to complete our Phase 2 trial in TTP as soon as the third quarter of 2008. We believe that ARC1779 for treatment of TTP meets the criteria for orphan drug designation in the United States and the European Union.

We are also conducting multiple aptamer discovery programs focused on acute cardiovascular and hematological diseases and cancer. We believe that our experience with aptamers will allow us to expand further our aptamer product candidate portfolio, providing us with strong growth potential and reducing our reliance on the success of any single product candidate.

In addition to discovering and developing our own aptamer product candidates, we have licensed our intellectual property to third parties to develop their own aptamer product candidates. We enter into these arrangements as part of our strategy to expand the therapeutic and commercial potential for aptamers and to fund the development of our product pipeline. To date, we have entered into aptamer product development agreements with ten biotechnology and pharmaceutical companies, including Pfizer, Merck Serono, Takeda Pharmaceuticals and Elan Pharma. These agreements provide us with the right to receive equity investments, upfront payments, research funding, payments if we achieve specified milestones and royalties from any product sales. Some of the agreements also provide us with co-development rights, co-promotion rights, rights of first refusal or profit sharing rights. As we expand our capabilities and resources, we expect to take on progressively more responsibility for the development and commercialization of aptamer product candidates that we discover, and retain a potentially greater share of the revenues that these product candidates may generate. From our inception through June 30, 2007, we have received approximately $55.2 million in upfront payments and equity investments from our collaborators and an aggregate of approximately $9.4 million in research funding and milestone payments.

The Potential for Aptamer Therapeutics

Aptamers represent an emerging class of potential therapeutic agents that we believe may have broad application to treat a variety of human diseases and have distinct advantages over other drug classes. The FDA has approved one aptamer for therapeutic use, Macugen®, which is marketed by Pfizer and OSI Pharmaceuticals for the treatment of an eye disease known as age-related macular degeneration. Based on preclinical and clinical data, we believe that aptamer therapeutics combine many of the beneficial characteristics of small molecules and biologic drugs and other classes of oligonucleotides, such as antisense and siRNA, without exhibiting many of their disadvantages.

Advantages of Aptamers

We believe that aptamer therapeutics have the potential to offer the following benefits:

•	Attractive drug-like properties.

—	Ability to disrupt interactions between proteins. The large surface area of interaction between aptamers and their protein targets makes aptamers well-suited to block interactions between proteins. Because abnormal interactions between proteins are involved in many disease processes, the use of aptamers to inhibit these interactions may have meaningful clinical significance. Furthermore, since aptamers interact with proteins found on the surface of and outside cells, aptamers do not have to cross the cell membrane, which may make it easier to deliver an effective quantity of aptamer to the target.

—	High affinity binding and specificity. Aptamers have well-defined, three-dimensional shapes, which allow them to interact with a folded, three-dimensional protein target, like a key in a lock. The complementary structure of an aptamer and its protein target allows aptamers to bind to their protein targets with high affinity and specificity.

—	Rationally designed duration of action. Aptamers can be rationally designed with an optimized duration of action necessary to achieve a desired effect. We use proprietary chemical stabilization and conjugation techniques to prevent or reduce the metabolism of the aptamer and its elimination from the body, which we believe may permit aptamers to be used in treating both acute and chronic diseases.

—	No observed immunogenicity. Because nucleic acids are not typically recognized by the human immune system as foreign agents, aptamers do not generally trigger an antibody response to the aptamer. To date, we have not observed an antibody response to any of our aptamer product candidates in our preclinical studies or our Phase 1 clinical trials.

•	Rapid in vitro discovery and chemical synthesis. Discovery of aptamers is an entirely in vitro process that does not rely on biological organisms. This allows for rapid and reproducible discovery compared to biologic drug products. Using our proprietary process called Systematic Evolution of Ligands by EXponential expression, or SELEX, we can select aptamers that bind to a selected target in vitro with high affinity and specificity in approximately one month. Then, using our proprietary post-SELEX modification processes, we engineer desired characteristics and functionality into each aptamer such that it is ready for preclinical animal testing in approximately 12 to 15 months.

•	Ease of manufacturing. Because aptamers are chemically synthesized, they can be produced in a rapid, scalable and reproducible manner.

•	Intellectual property.

—	Broad patent portfolio. As of September 30, 2007, we own or have licensed exclusive rights for aptamer therapeutic applications to over 200 issued patents, including 160 issued United States patents and nine European patents and approximately 250 pending patent applications worldwide, including 67 pending United States patent applications, pertaining to the discovery and development of aptamers and their role in treating disease. All of our issued patents and approximately 125 of our pending patent applications are exclusively licensed from Gilead pursuant to an agreement we entered into with Gilead in October 2001. We are obligated to pay a nominal royalty to the University of Colorado at Boulder, from which Gilead obtained the underlying technology, based on any net sales of and sublicense income from aptamer products. We are also obligated to use commercially reasonable efforts to develop the licensed technology.

—	Rights to develop aptamer therapeutics. We believe that our broad patent portfolio provides us with the exclusive right to discover and develop aptamer therapeutics, other than aptamer therapeutics targeting vascular endothelial growth factor and aptamers conjugated to radio therapeutics. In addition, because aptamers have only recently been recognized as potential therapeutic agents, the use of aptamers for the treatment of disease is often not blocked by existing intellectual property covering other classes of drugs.

Limitations of Other Therapies

We believe that aptamer therapeutics are not limited by some of the disadvantages of many other types of drugs, such as small molecules, monoclonal antibodies and other biologics, and other classes of oligonucleotides, such as antisense and siRNA. As a class, small molecules are often ineffective at blocking interactions between proteins. Therefore, we believe that aptamer therapeutics may complement and not compete with small molecule therapeutics. Monoclonal antibodies are derived from biological processes and cannot be designed to have a specified duration of action or other desired properties. In addition, the structure and composition of monoclonal antibodies makes them susceptible to the body’s antibody response to the monoclonal antibody therapy. Biologics also have a long development cycle and are costly and difficult to manufacture. We believe that the small size of current alternatives to monoclonal antibodies, such as antibody fragments, may result in the loss of important biological activity, shortened duration of action and lower expression levels that can reduce therapeutic potential.

We also believe that there are disadvantages to other classes of therapeutic oligonucleotides, such as antisense and siRNA. These molecules function by binding to nucleic acids found inside cells, which requires them to cross the target cell membrane in a predictable manner to achieve meaningful concentrations. We believe that delivering oligonucleotides across the cell membrane and into the target cell at a therapeutically meaningful level is a significant hurdle to the development of therapeutics based on these oligonuecleotides. In contrast, aptamers bind to proteins. Each of our aptamers in development targets a protein that is found on the surface of or outside a cell, which we believe may facilitate the effective delivery of a therapeutically active quantity of the aptamer to the target.

Our Aptamer Discovery Process

We intend to expand our aptamer product candidate pipeline through our proprietary discovery platform. We discover aptamers entirely in vitro using chemical processes, which we believe reduces costs and discovery timelines. We begin discovery with our proprietary SELEX discovery process which isolates aptamers that exhibit affinity and specificity for the selected target. We then use our proprietary post-SELEX modification processes to stabilize and optimize these aptamers, improving their suitability for preclinical and clinical development. We believe that these proprietary discovery capabilities will allow us to develop many aptamer product candidates across a variety of therapeutic areas.

SELEX

The SELEX process is a drug discovery tool that rapidly identifies aptamers that specifically bind to many types of molecular targets. For each target, we randomly generate unique libraries of oligonucleotides that we screen against the target protein. SELEX is an iterative process that repeatedly tests and refines the binding capacity of the starting oligonucleotide libraries to a target protein. In general, in one month we can reduce each starting library of an estimated 100 trillion, or 1014, random oligonucleotides to approximately 100 or fewer sequences of interest, or an early lead series.

The SELEX process incorporates the following four steps:

•	Pool generation. We begin by randomly generating libraries, or pools, of unique oligonucleotides. We estimate that there are 10[14] oligonucleotides in each pool. We use different types of nucleotides in our pools depending on what properties we want the resulting aptamer to have. For example, if we are seeking to design an aptamer for an acute indication that we want to have a short half-life in the body, we may use natural nucleotides, which are the basic building blocks of RNA or DNA molecules, which are rapidly degraded in the body. Conversely, if we want an aptamer with a longer duration of action, we may introduce mixtures of chemically modified nucleotides that resist degradation.

•	Selection. After we generate the pools of oligonucleotides, we use the pools to find those oligonucleotides with the greatest affinity for the target of interest. We screen the pools against the target protein by allowing them to incubate for a period of time. The oligonucleotides in each pool with weak or no affinity for the target have a tendency to remain free in solution, while those with some capacity to bind will tend to associate with the target. We then isolate the target-bound oligonucleotides from each pool, which are the aptamers with the highest affinity for the target, from the target and use them in subsequent steps of the SELEX process.

•	Amplification. After we isolate the oligonucleotides that demonstrate high affinity for the target, we copy, or amplify, them to generate smaller libraries of oligonucleotides, or enriched pools. We screen these enriched pools against the target in an iterative fashion until we identify those aptamers from each pool with the highest binding affinity.

•	Aptamer isolation. After five to 15 cycles of selection and amplification, we can reduce our starting pool of an estimated 10[14] oligonucleotides to approximately 100 or fewer sequences that bind tightly to the target of interest. We then determine the nucleotide sequences of the individual aptamers and measure and compare the target binding affinity and functional activity of these aptamers. We advance the aptamers with the highest affinity and functional activity against the target to our post-SELEX modification processes.

Post-SELEX Modification Processes

The early lead series of aptamers isolated by the SELEX process exhibit affinity and specificity for the selected target, but often exhibit chemical characteristics that may limit their potential as therapeutics. Accordingly, following the SELEX process, we use proprietary chemistry techniques, which we call post-

SELEX modification, to design, stabilize and optimize the early lead series of aptamers to create aptamer product candidates for clinical development. Specifically, we seek to engineer the aptamer’s rates of metabolism by and excretion from the body so that the aptamer may have the appropriate duration of action to effectuate the desired therapeutic response.

The steps involved in post-SELEX modification include:

•	Minimization. The initial aptamer sequences isolated by SELEX are typically 70 to 80 nucleotides long. Commercializing aptamers of this length would be difficult and expensive using current manufacturing techniques, and production yields would be low. Accordingly, we apply our proprietary methods to identify the active site or core of the aptamer and remove unnecessary nucleotides from the molecule. We are typically able to reduce the aptamer to between 20 and 40 nucleotides in length without compromising the affinity, specificity or functional activity of the aptamer for the target of interest.

•	Optimization. Once we have an aptamer of appropriate size, we optimize its affinity, functional activity and metabolic stability.

—	Affinity and functional activity improvements. We use sequence and chemical modifications to improve an aptamer’s affinity for its target and functional activity using a technique in which sets of variant aptamers are chemically synthesized. These sets of variants typically differ from the starting aptamer as a result of the introduction of a single modification and differ from each other by the location of this modification. We then compare these variant aptamers to each other and to the starting aptamer in order to determine which modifications improve affinity, functional activity or both.

—	Nuclease resistance. If not chemically altered, aptamers composed of unmodified nucleotides may be rapidly degraded, or metabolized, by enzymes which are naturally present in the blood and tissues. These enzymes, known as nucleases, bind to and metabolize the aptamer. While rapid drug clearance and a short duration of action are desirable for some clinical applications, a prolonged duration of action is necessary for other disease categories. Accordingly, we use proprietary methods to identify the specific sites within an aptamer that are most susceptible to nuclease metabolism. With this information, we introduce site-specific stabilizing substitutions into the aptamer to achieve nuclease resistance.

•	PEGylation. Duration of action is often correlated to how long the aptamer remains in the body. Because aptamers are small in size, they may be naturally excreted before they have achieved their intended therapeutic effect. To slow the rate of excretion from the body, we increase the size of the aptamer by attaching it to another molecule known as polyethylene glycol, or PEG, to create a larger molecule. This process is known as PEGylation. We can achieve the desired duration of action by using different sizes, structures and attachment locations of PEG molecules. Once we PEGylate the aptamer, we test it to determine whether we have achieved the desired duration of action.

Through this combination of SELEX and post-SELEX modification processes, we are able to design and confirm the desired properties of an aptamer that we believe will address the proposed therapeutic indication.

Our Business Strategy

Our goal is to be the leader in the discovery and development of aptamer therapeutics. We intend to achieve our goal by using our proprietary technology and expertise with aptamers to develop a portfolio of aptamer product candidates and to license our technology to others to discover and develop their own aptamer therapeutics. Consistent with our goal, we are pursuing the following strategies:

•	Rapidly advance ARC1779 through clinical development. Based on our preclinical and Phase 1 clinical data, we believe that ARC1779 has demonstrated the ability to selectively inhibit vWF, which we believe plays a key role in two distinct, commercially attractive indications. We believe that pursuing two distinct indications with the same aptamer product candidate mitigates some of the risks associated with drug development, because if the pursuit of one indication is not successful due to efficacy issues, we have the ability to continue to pursue the other indication. We expect to commence a Phase 2a clinical trial of ARC1779 in the fourth quarter of 2007 in ACS patients undergoing PCI. Subject to the regulatory review of our proposed protocol, we also expect to commence a separate Phase 2 clinical trial of ARC1779 in the fourth quarter of 2007 in patients suffering from TTP. If our early stage clinical trials of ARC1779 are successful, we intend to advance this aptamer product candidate into additional trials, including pivotal clinical trials, as rapidly as possible.

•	Generate additional aptamer product candidates for acute care using our proprietary discovery platform. We plan to use our broad intellectual property, including SELEX and our post-SELEX modification processes, and expertise to discover and develop a portfolio of aptamer product candidates for acute intervention, including cardiovascular and hematological diseases. We intend to advance aptamer product candidates in these core therapeutic areas to later stages of clinical development, and, if approved, to commercialize them either on our own or through strategic alliances.

•	Enter alliances to build capabilities in therapeutic areas of strategic interest. In some disease areas, such as cancer, we intend to enter into strategic alliances in which our collaborators will share the costs and risks of developing and commercializing aptamer therapeutics. Under some of our collaborations, we have the option to co-develop and co-promote aptamer product candidates in order to expand our development and marketing expertise. We expect that these strategic alliances will also enable us to develop our own capabilities in these areas by working closely with our collaborators in developing and commercializing aptamer product candidates. Consistent with this strategy, we plan to discover aptamers to treat cancer as part of our research and development collaboration with Merck Serono. As part of this collaboration, we retain the right to co-develop and co-promote some or all of the aptamer product candidates subject to the collaboration.

•	Identify strategic opportunities to license our technologies to others. We intend to continue to license our intellectual property to third parties to develop their own aptamer therapeutics, primarily for chronic indications. We expect to use such agreements as part of our strategy to expand the therapeutic and commercial potential for aptamers and to fund the development of our product pipeline. To date, we have entered into aptamer product development agreements with ten biotechnology and pharmaceutical companies, including Pfizer, Merck Serono, Takeda Pharmaceuticals and Elan Pharma. These agreements provide us with a source of cash flow in the form of equity investments, upfront payments, research funding and payments if we achieve specified milestones. In addition, we have the right to receive royalties from future product sales, if any, although we have not received any royalties to date. Some of the agreements also provide us with co-development rights, co-promotion rights, rights of first refusal or profit sharing rights.

•	Maintain and expand our proprietary technology and intellectual property position. We own or exclusively license an extensive estate of issued patents and pending patent applications for the discovery and development of aptamers and their role in treating disease. We believe that our intellectual property position is and will continue to be a key factor in our discovery and development efforts and our ability to form strategic relationships with others. We intend to expand our intellectual property position by filing additional patent applications covering fundamental aspects of aptamers and through in-licensing agreements that provide us with access to technologies useful in the development of aptamer therapeutics.

The Aptamer Development Pipeline

We believe that aptamers can be used to treat acute and chronic diseases. We have elected to focus our internal drug discovery and development efforts primarily on acute indications and to collaborate with third parties for chronic indications. The table below summarizes the aptamer product candidates we are developing on our own, the aptamer product candidates we have the option to co-develop with others, and the aptamer product candidates being developed under licenses we have granted to others.

Aptamer Product
Development	Candidate		Stage of	Collaborator/
Rights	(Molecular Target)	Target Indication	Development	Licensee

Being developed by us:	ARC1779 (von Willebrand Factor)	Acute Coronary Syndrome	Phase 2a expected to commence in 4Q2007	None

	ARC1779 (von Willebrand Factor)	Thrombotic Thrombocytopenic Purpura	Phase 2 expected to commence in 4Q2007	None

Being developed by others with specified co-development rights:	Anti-Cancer Aptamers	Multiple Cancers	Preclinical	Merck Serono
	Anti-IL-23 Aptamers (IL-23)	Multiple Sclerosis, Rheumatoid Arthritis, Psoriasis, Inflammatory Bowel Disease	Preclinical	Elan Pharma

Being developed by others under license:	AS1411 (Nucleolin)	Acute Myeloid Leukemia	Phase 2 commenced in 3Q2007	Antisoma
	AS1411 (Nucleolin)	Renal Cell Carcinoma	Phase 2 expected to commence by the end of 2007	Antisoma
	REG1 (Factor IXa)	Coronary Artery Bypass Graft Surgery (CABG), Percutaneous Coronary Intervention (PCI)	Two Phase 2 trials expected to commence by the end of 2007	Regado Biosciences
	NU172 (Thrombin)	CABG, PCI	Phase 1 expected to commence in 4Q2007 or 1Q2008	Nuvelo
	E10030 (PDGF)	Age Related Macular Degeneration (AMD)	IND submitted	Ophthotech
	ARC1905 (C5)	AMD	Preclinical	Ophthotech

Our Proprietary Aptamer Product Candidate: ARC1779

Our lead aptamer product candidate, ARC1779, is a PEGylated aptamer consisting of 40 nucleotides that is administered intravenously. ARC1779 is designed to inhibit the function of a protein called von Willebrand Factor, or vWF, which is, when activated, responsible for the adhesion, activation and aggregation of platelets. We believe that ARC1779 could address significant, unmet medical needs in the treatment of patients who are suffering ACS, or heart attack, and who are undergoing a procedure called angioplasty, or PCI. These unmet needs include the improvement of blood flow to the heart, reduction of bleeding risk and improved therapeutic administration.

Heart attack patients undergoing PCI receive a regimen of drugs, known as anti-thrombotics, which prevent the formation of additional harmful blood clots in their arteries during the procedure. This combination of anti-thrombotic drugs generally includes an anti-coagulant drug and anti-platelet agents. None of the existing anti-thrombotic drugs target vWF. We believe that replacing currently approved intravenous anti-platelet drugs such as ReoPro® and Integrilin® with ARC1779 can improve outcomes and increase safety in heart attack patients undergoing PCI.

We also are developing ARC1779 to treat the rare blood disorder TTP, which is caused by elevated levels of activated vWF in the blood due to a deficiency of the enzyme responsible for vWF degradation. In the absence of this enzyme, excessive levels of activated vWF cause platelet aggregation and widespread blood clotting which can lead to life-threatening events such as heart attack and stroke. There is currently no approved drug therapy for TTP.

In March 2007, we completed a Phase 1 clinical trial of ARC1779 in 47 healthy volunteers in which we observed no serious adverse events. We believe that the results of this trial demonstrate the mechanism of action of ARC1779 and support the continued development of this product candidate in patients with ACS and in patients with TTP. We expect to commence a Phase 2a clinical trial of ARC1779 in the fourth quarter of 2007 in ACS patients undergoing PCI. Also, subject to the regulatory review of our proposed protocol, we expect to commence a separate Phase 2 clinical trial of ARC1779 in the fourth quarter of 2007 in patients suffering from TTP. Assuming the timely enrollment of patients, we expect to complete the Phase 2 trial in TTP patients as soon as the third quarter of 2008 and the Phase 2a trial in ACS patients as soon as the fourth quarter of 2008.

ARC1779 for Acute Coronary Syndrome

ACS is a medical diagnostic category which includes the two forms of heart attack, Non-ST Segment Elevation Myocardial Infarction, or NSTEMI, and ST Segment Elevation Myocardial Infarction, or STEMI. NSTEMI patients typically have a partially blocked artery and often do not require immediate therapeutic intervention, while STEMI patients suffer a full blockage and require immediate therapeutic intervention. Both NSTEMI and STEMI patients are often managed with PCI, a medical procedure that mechanically opens narrowed or clogged arteries to restore normal blood flow in the arteries. PCI is performed in conjunction with a combination regimen of anti-thrombotic drugs to prevent the formation of additional blood clots during PCI. This drug combination generally includes an anti-coagulant drug and anti-platelet agents.

Based on data from EvaluatePharma, we estimate that in-hospital sales in 2006 for anti-thrombotic therapies approved to treat the acute management of ACS, including GPIIb/IIIa antagonists, fibrinolytics, anticoagulants and oral anti-platelets, were approximately $1.3 billion worldwide, of which approximately $1 billion was in the United States. In 2006, sales of the two approved GPIIb/IIIa antagonists, ReoPro® and Integrilin®, alone were approximately $610 million worldwide, of which approximately $420 million was in the United States. Based on data and estimates from published epidemiological surveys, we believe that in the United States in 2006, approximately 2 million patients had acute coronary syndrome.

Role of von Willebrand Factor in Acute Coronary Syndrome

vWF is a protein that, when activated, plays an important functional role in the formation of an arterial blood clot, or thrombus. The arterial thrombus reduces blood flow to the heart muscle depriving it of oxygen. Without oxygen, the heart muscle dies or is permanently damaged, resulting in a heart attack. vWF is activated by elevated physical shear forces within an artery, which increase when a blockage disturbs the normal flow of blood in the artery. Activated vWF binds to cellular elements in the blood known as platelets which play a key role in the normal process of blood clotting. vWF captures platelets from the flowing bloodstream, causing the platelets to adhere to the blood vessel wall. This adhesive interaction between vWF and platelets activates the bound platelets and causes them to recruit additional platelets from the bloodstream. These recruited platelets aggregate on the blood vessel wall and form the beginning of a blood clot. As the primary blood clot grows and shear force within the artery is further increased, more vWF is activated, enabling the formation of new clots. We believe that these new clots break off and lodge in the smaller, distal vessels of the heart known as the microvasculature, where they may join other clots which have formed in place in response to local activation of vWF. Together with the primary clot, these smaller clots restrict the normal process of delivering, or perfusing, blood to the working heart muscle, or myocardium, causing a heart attack.

Limitations of Current Therapies

We believe that current therapies for heart attack patients being treated with the combination of anti-thrombotic drugs and PCI have several limitations. Current approved anti-platelet agents include the class of drugs known as GPIIb/IIIa antagonists, which target and bind to a site on platelets known as the GPIIb/IIIa receptor. By binding to the GPIIb/IIIa receptor, these drugs prevent platelets from aggregating and forming a thrombus. GPIIb/IIIa inhibitors include the approved drugs ReoPro® and Integrilin®. We believe that GPIIb/IIIa antagonists have the following limitations:

•	Limited effect on myocardial perfusion. Clinical data demonstrate that GPIIb/IIIa antagonists do not improve blood flow in the microvasculature in heart attack patients undergoing PCI. Data published in numerous medical journals show a direct correlation between poor myocardial perfusion and a decrease in a patient’s subsequent cardiac function and survival. Accordingly, we believe that there is an unmet medical need for a drug which improves blood flow in the microvasculature of patients undergoing PCI.

•	Bleeding risk. Because GPIIb/IIIa antagonists suppress platelet function independent of shear force, these drugs are active in the veins and arteries throughout the body, which is beyond the region of the primary blood clot. Accordingly, there is an increased risk of significant bleeding in the systemic circulation in patients receiving GPIIb/IIIa antagonists.

•	Inconvenient dosing regimen. Both ReoPro® and Integrilin® have been approved based on a regimen of an immediate intravenous injection, or bolus, followed by an extended period of intravenous infusion. We believe that this dosing regimen is inconvenient. Integrilin® is approved for administration as a bolus during PCI with a continuous intravenous infusion thereafter for 18 to 24 hours, while ReoPro® is approved based upon a post-procedural infusion of 12 hours.

In addition, PCI procedures are normally successful in restoring blood flow in the larger, primary arteries of the heart. However, similar to the GPIIb/IIIa antagonists, PCI does not target the microvasculature.

Potential Advantages of ARC1779

ARC1779 binds with high affinity and specificity to a region of activated vWF known as the A1 domain. When exposed to high shear forces, the A1 domain binds to its receptor on a platelet. Once bound, the platelet adheres to the blood vessel wall and then recruits and activates additional platelets. As these platelets aggregate, a thrombus is formed. We believe that an agent that inhibits the three steps of platelet activity — activation, adhesion and aggregation — can provide a more precise and effective method for preventing platelet-induced thrombus formation than currently approved drugs.

There is a large surface area of interaction between the A1 domain and its platelet binding site. We believe that an aptamer, with its large, three dimensional structure, is better suited to block this interaction than small molecules, which may be too small to block effectively an interaction between proteins with a large surface area. In addition, while biologics such as monoclonal antibodies, with their large size, may be well-suited to block this interaction, it is difficult to rationally design the duration of the action of an antibody for an acute care procedure such as PCI. We believe that the optimal duration of the anti-platelet function of a drug used during PCI should be approximately equal to the length of the PCI procedure, thereby allowing the body’s clotting activity to return to normal following the completion of the procedure. We have specifically engineered ARC1779 with the goal of its having this duration of action. In addition, we plan to administer each dose as a single rapid infusion over approximately 15 minutes.

We believe that by targeting vWF, ARC1779 may improve myocardial perfusion in patients suffering from ACS. ARC1779 may inhibit the local activation of vWF and prevent clot formation in the microvasculature. We also believe that by targeting vWF, ARC1779 may reduce bleeding risk during PCI. Because ARC1779 targets and binds to only activated vWF, the anti-platelet effect of ARC1779 should only be present in regions subject to high shear forces. These shear forces are only present in the arteries, including those leading into and within the heart. Therefore, we believe that ARC1779 can locally suppress platelet function and thrombus formation in the coronary arteries, while not disrupting normal platelet function and blood clotting in the remainder of the body.

We intend to assess in our proposed Phase 2a clinical trial whether ARC1779 can prevent blood clots that cannot be addressed using PCI or approved anti-platelet agents. We believe that using ARC1779 during PCI may improve myocardial perfusion, provide anti-platelet treatment at the primary site of arterial blockage and reduce bleeding complications associated with the approved GPIIb/IIIa antagonists. If our planned Phase 2a clinical trial and subsequent clinical trials demonstrate that ARC1779 is superior to currently approved therapies with respect to bleeding and also improves myocardial perfusion, we believe that ARC1779, if approved, may have significant competitive advantages over GPIIb/IIIa antagonists in the treatment of ACS. However, if the Phase 2a results or subsequent clinical trials show ARC1779 is only equivalent to currently approved therapies with respect to myocardial perfusion but superior to currently approved therapies with respect to bleeding, we believe that ARC1779, if approved, could be a safer treatment than GPIIb/IIIa antagonists for patients with a heart attack undergoing PCI.

Preclinical Development

We conducted a preclinical study of ARC1779 in an established model of thrombosis in monkeys in order to assess both the anti-thrombotic effect and the risk of bleeding of ARC1779. We measured bleeding risk using a standard clinical test, the cutaneous template bleeding time measurement. When tested in this model against ReoPro®, ARC1779 and ReoPro® achieved similar levels of anti-thrombotic effect, but ARC1779 was not associated with the same prolongation of bleeding time that accompanied the administration of ReoPro®. In this study, plasma concentrations of ARC1779 which produced greater than 90% inhibition of vWF activity and maximal inhibition of platelet aggregation were associated with only modest prolongation of bleeding time.

Phase 1 Clinical Development

In March 2007, we completed a Phase 1 clinical trial of ARC1779 in 47 healthy volunteers. The study evaluated the safety and tolerability of five ascending doses of ARC1779, with each such dose administered as a single rapid infusion over approximately 15 minutes, and one additional dose of ARC1779 administered as a rapid infusion over approximately 15 minutes followed by four-hour infusion.

The primary objectives of the Phase 1 trial were to assess the safety and tolerability of ARC1779 and to establish proof of mechanism by determining the relationship between the administered doses of ARC1779 and the inhibition of plasma vWF activity and platelet function. Cutaneous bleeding time was measured as a proxy for bleeding risk potentially associated with ARC1779 administration.

We believe that the data from the Phase 1 clinical trial demonstrate the mechanism of action of ARC1779. ARC1779 demonstrated dose- and concentration-dependent inhibition of plasma vWF activity and platelet function. In the trial, we were able to maximally inhibit both vWF activity and platelet function to the limits of assay detection. From these results, we have determined that a plasma concentration of approximately 2 micrograms per milliliter of ARC1779 is necessary to achieve 90% inhibition of vWF activity and platelet function. When given as a single rapid infusion, administered over approximately 15 minutes, this plasma drug level can be delivered with a dose as low as 0.1 milligram per kilogram, sustained for up to 3 hours with a single dose of 0.3 milligram per kilogram, and sustained for up to 6 hours with a dose of 1 milligram per kilogram. Each of these dose levels was well-tolerated and did not produce bleeding. No serious adverse events were reported in the trial and no subject was withdrawn from the trial due to an adverse event.

Phase 2a Clinical Development

We have submitted a clinical trial protocol to the FDA and regulatory agencies in other countries for our proposed Phase 2a clinical trial of ARC1779 in patients suffering from ACS undergoing emergency PCI. We expect to commence the multi-national trial in the fourth quarter of 2007. We have designed the trial to be conducted in two stages. The first stage is designed to be a dose-ranging, randomized, double-blind study in 200 NSTEMI patients, in whom the near-term clinical risk is lower than in patients diagnosed with STEMI. These patients will be randomized either to one of three doses of ARC1779 or the approved treatment regimen for ReoPro®. We have selected the three doses of ARC1779 to be tested in this stage of the Phase 2a trial based on the results of our Phase 1 clinical trial. From the 200 NSTEMI patient subset we plan to select the optimal dose for use in ACS based upon the observed relationship between administered doses of ARC1779, the inhibition of plasma vWF activity, safety and efficacy. After the optimal dose is determined, in the second stage of the trial, we intend to test that dose against the approved treatment regimen for ReoPro® in approximately 100 STEMI patients. We expect to enroll our patients predominantly in Russia and Poland, with additional enrollment possible in the United States, Germany, Austria and Canada.

We have designed this trial to evaluate the safety and efficacy of ARC1779 in ACS patients undergoing PCI. The co-primary efficacy endpoints of the trial will be the degree of myocardial perfusion and the deficit of blood supply to the working heart muscle, or myocardial ischemia, after PCI. We will then compare these endpoints in patients treated with ARC1779 to those treated with ReoPro®. We also plan to use biomarkers to measure the extent of heart damage suffered by patients as well as the activation of the clotting system. We will measure myocardial perfusion with an angiographic parameter known as the TIMI myocardial perfusion grade, or TMPG. This is a validated, clinical surrogate endpoint that measures the adequacy of blood flow in the microvasculature. We will measure the frequency and severity of episodes of myocardial ischemia following the PCI procedure with an electrocardiographic instrument known as a Holter monitor. The primary safety endpoint is bleeding, which will be measured by clinical observation. If we do not meet our primary efficacy or safety endpoints of a clinical trial, we may have to redesign the clinical trial program for our aptamer product candidate or we may have to discontinue development of our aptamer product candidate.

Assuming timely enrollment of patients in the trial, we expect to complete our Phase 2a trial in ACS in the fourth quarter of 2008. We expect that favorable results would allow us to initiate pivotal trials in patients with ACS being treated with PCI.

ARC1779 for Thrombotic Thrombocytopenic Purpura

Thrombotic thrombocytopenic purpura, or TTP, is a rare blood disorder that arises primarily from deficiency or inhibition of the enzyme ADAMTS13. This enzyme is responsible for breaking down vWF, and is necessary to maintain the normal balance between bleeding and clotting. In patients suffering from TTP, vWF is not properly broken down. This permits vWF to bind excessively to platelets, causing excessive blood clots. These clots form throughout the circulation and can lead to serious medical consequences such as strokes, seizures, kidney failure and heart attack. Each year in the United States, between four and 11 new cases of TTP per million of the total population are diagnosed. There is no approved drug treatment for patients with TTP.

Role of von Willebrand Factor in Thrombotic Thrombocytopenic Purpura

When blood vessels are cut or damaged as a result of an injury, the resulting loss of blood must be stopped before shock and possibly death occur. This is accomplished by solidification of the blood, a process called coagulation or clotting. When activated, vWF plays two important roles in the normal clotting process. First, vWF helps platelets adhere to damaged blood vessels. This immediate response forms an initial plug at the site of injury. Second, vWF plays an important role in the formation of fibrin, a tough mesh which strengthens and stabilizes the clot formed by the platelets. Specifically, vWF carries one of the clotting proteins to the site of injury.

An important part of the clotting process is the ability of vWF molecules to bind to one another to form larger molecules known as multimers. The size of these multimers allows them to bind to more platelets than a single vWF molecule. Because each multimer is able to bind to many platelets at the site of an injury, in general, the larger the multimer, the more effective the binding. However, if a vWF multimer becomes too large it can bind excessively to platelets and cause undesired clots. The size of vWF multimers is regulated by an important enzyme known as ADAMTS13, which breaks down vWF multimers that have become too large. In the absence of ADAMTS13, long chains of vWF molecules, known as ultra-large molecules, form. These ultra-large vWF molecules are especially adhesive and can bind excessively to platelets and cause undesired clots.

Although vWF is synthesized normally in patients suffering from TTP, the deficiency or inhibition of ADAMTS13 in these patients results in an abnormal persistence of ultra-large vWF molecules circulating in their blood. These circulating ultra-large molecules abnormally bind platelets together, causing widespread and excessive clot formation, or thrombosis. As these clots grow in size and multiply, they may result in an acute TTP episode that restricts blood flow to critical organs such as the brain, kidneys, and heart, which may potentially cause strokes, seizures, kidney failure or heart attack.

There are two forms of TTP, an inherited form and an acquired form. The inherited form is caused by mutations in the ADAMTS13 gene that impairs the normal function of ADAMTS13. Patients with the acquired form of TTP do not have mutations in this gene, but instead produce antibodies that block the activity of the ADAMTS13 enzyme. While most cases of TTP are acquired, both populations suffer from a deficiency of ADAMTS13 activity, resulting in excessive vWF activity, which leads to excessive platelet aggregation and clotting.

The ADAMTS13 deficiency that characterizes TTP does not by itself trigger an acute TTP episode. Patients with both the inherited and an acquired form of TTP may go for an extended period of time with normal platelet levels and an absence of the systemic blood clots that characterize an acute TTP episode. While there is no predictive method for determining when, or if, a TTP patient will suffer an acute TTP episode, certain factors such as pregnancy, infections, or other conditions may increase this risk. Once patients have experienced an acute TTP episode and recovered, they are considered to be in remission. While in remission, these patients are susceptible to a re-occurrence of an acute TTP episode. Based on published case studies, we believe that the risk of a recurrent TTP episode ranges between 20% and 40%.

Limitations of Current Therapies

There is no approved drug treatment for patients with TTP. Patients suffering from an acute episode are managed in the hospital by removing and replacing their plasma with fresh plasma from donors. Although plasma exchange can reduce the risk of death, it is an expensive and invasive procedure. Even with plasma exchange, acute episodes of TTP are associated with a high mortality rate, estimated to be as high as 20%. Even in non-fatal cases there can be serious medical consequences such as strokes, seizures, kidney failure and heart attack.

Potential Advantages of ARC1779

Because TTP is fundamentally a disease of excessive vWF activity, and because ARC1779 targets activated vWF, we believe that ARC1779 can reduce or eliminate the formation of blood clots that cause the morbidity and mortality associated with acute episodes of TTP.

We believe that ARC1779 can bind to and inhibit the activity of ultra-large vWF molecules, thereby potentially reducing the formation of blood clots in patients experiencing acute episodes of TTP. We believe that treating patients suffering an acute episode of TTP with ARC1779 in combination with plasma exchange could reduce the incidence of serious medical consequences such as strokes, seizures, kidney failure and heart attack. In laboratory experiments, we added ARC1779 to blood samples taken from TTP patients. These blood samples included blood drawn from two patients suffering an acute episode of TTP and eight patients in remission. The data showed that when ARC1779 was added to these blood samples, ARC1779 bound to the A1 domain of vWF and blocked excessive vWF activity and related platelet function.

Phase 2 Clinical Development of ARC1779

Based on the results of our laboratory experiments and our Phase 1 clinical trial of ARC1779 in healthy volunteers, we plan to conduct a Phase 2 clinical trial of ARC1779. This trial, to be conducted at a single center at the Medical University of Vienna in Austria, is designed to evaluate the safety and pharmacokinetic and pharmacodynamic activity of ARC1779 in patients with vWF-related platelet function disorders. Participants in the study will include patients suffering an acute episode of TTP, patients who have previously suffered an acute episode of TTP but are considered to be in remission, and patients with a subtype of von Willebrand Disease, referred to as Type 2b, or vWD-2b, which is characterized by excessive, unregulated binding of vWF to platelets. We proposed the inclusion of patients with vWD-2b because the excessive, unregulated binding of vWF to platelets in these patients is similar to the binding of vWF to platelets in patients who suffer from TTP. We believe that studying the properties of ARC1779 in vWD-2b will generate supportive data for the continued clinical development of ARC1779 in TTP. However, we do not intend at this time to use this data to support separate clinical trials of ARC1779 in vWD-2b.

We propose to submit a clinical trial protocol to the branch of the Austrian Agency for Health and Food Safety, known as AGES PharmMed, which is responsible for reviewing clinical trials in Austria. Subject to the regulatory review of our proposed protocol, we expect to commence this Phase 2 clinical trial in the fourth quarter of 2007. The primary objective of the Phase 2 trial is to assess ARC1779’s activity in the presence of the excessive activity of vWF that characterizes TTP, as measured by changes in vWF activity, platelet count and vWF-related platelet function. We also plan to further evaluate the safety of ARC1779 in this trial. Assuming we are able to initiate the trial as expected and enroll patients in a timely manner, we expect to complete this Phase 2 trial as soon as the third quarter of 2008.

We expect to have five cohorts of patients in this Phase 2 trial. Three cohorts of TTP patients will consist of patients with TTP in remission. The fourth TTP patient cohort will consist of patients who are experiencing an acute episode of TTP. The final cohort will consist of patients with vWD-2b. We plan to enroll up to four patients in each of the TTP cohorts, and up to 12 patients in the vWD-2b cohort. The TTP cohorts will be open-label, while the vWD-2b cohort will be randomized, double-blind and placebo-controlled. Each of the three cohorts of patients with TTP in remission will receive a different dose level of ARC1779 over pre-specified dosing periods. We have selected the three doses of ARC1779 to be tested in the Phase 2 trial based on the results of our Phase 1 clinical trial in healthy volunteers.

We believe that ARC1779 for treatment of acute episodes of TTP meets the criteria for orphan medicinal product designation in the European Union and orphan drug designation in the United States. We intend to seek orphan designation for ARC1779 for the treatment of acute episodes of TTP. If we receive orphan designation for ARC1779 in TTP from the EMEA, we then intend to seek agreement with the EMEA on the future clinical trials needed for registration in the European Union of ARC1779 for treatment of acute episodes of TTP. We also intend to request orphan designation from the FDA and to seek agreement with the FDA on the future clinical trials needed for registration of ARC1779 for treatment of acute episodes of TTP in the United States.

Aptamer Therapeutics Being Developed by Others under License

We have entered into license agreements with other companies which allow them to use our technology to develop aptamer product candidates that address multiple disease categories, including cardiovascular disease, cancer and autoimmune, inflammatory and ophthalmologic diseases. Listed below are the most advanced aptamer product candidates being developed by these other companies.

AS1411

Pursuant to a license agreement with us, Antisoma plc is developing an aptamer it calls AS1411. AS1411 binds to a protein called nucleolin, which is found on the surface of cancer cells. When AS1411 binds to nucleolin, it is internalized and has been shown to kill cancer cells in a range of animal models.

Antisoma studied AS1411 in a Phase 1 clinical trial that concluded in October 2006. In total, the study enrolled 30 patients. The data presented by Antisoma at the European Society of Medical Oncology meeting in October 2006 showed that signs of anti-cancer activity were observed in patients with renal cell carcinoma. Twelve of the patients in the Phase 1 trial had this type of cancer. Of these patients, two showed a complete or partial response, both with tumor shrinkage, and seven additional patients experienced disease stabilization for two months or longer. Furthermore, no serious adverse events related to drug administration were reported at any dose level.

Antisoma has also tested AS1411 in cancerous cells extracted from patients with acute myeloid leukemia. In these studies, AS1411 killed these cancer cells, suggesting that the aptamer product candidate may have utility in treating acute myeloid leukemia. In the third quarter of 2007, Antisoma announced that it commenced a Phase 2 clinical trial of AS1411 in patients with acute myeloid leukemia. Antisoma has advised us that it plans to commence a separate Phase 2 clinical trial of AS1411 in patients with renal cell carcinoma by the end of 2007.

REG1

Pursuant to a license agreement with us, Regado Biosciences, Inc. is developing an aptamer-antidote anticoagulation system it calls REG1 for use in cardiovascular indications including CABG, PCI and ACS.

The REG1 anticoagulation system comprises two components, a drug component known as RB006 and its specific complementary oligonucleotide antidote known as RB007. RB006 is an aptamer that targets activated factor IXa, which is one of several key enzymes involved in the regulation of blood clotting. By binding to factor IXa, RB006 blocks the enzymatic activity of the protein and the subsequent sequence of coordinated steps culminating in the generation of thrombin, which is a protein required for blood clotting. The resulting period of anticoagulation is maintained until the administration of the antidote RB007, which is a complementary nucleic acid that binds rapidly to the aptamer component of REG1, changing its shape and preventing it from binding to and inhibiting factor IXa activity.

Regado completed a Phase 1 clinical trial of the REG1 system and presented study data at the American Heart Association meeting in November 2006. In total, the trial enrolled 85 healthy volunteers. The data presented by Regado established a close correlation among aptamer dose, aptamer plasma concentration, factor IX activity and measures of anticoagulation. The antidote was also shown to reverse the pharmacologic effects of the aptamer. Regado has also completed two additional Phase 1 clinical trials involving 88 additional subjects. Regado has advised us that it plans to commence two Phase 2 clinical trials of REG1 by the end of 2007.

NU172

Pursuant to a license agreement with us, Nuvelo, Inc. is developing an aptamer it calls NU172 as an anticoagulant for use in acute cardiovascular surgeries.

NU172 is being tested as a fast-acting, short half-life anti-coagulant. NU172 targets thrombin, which is a protein required for blood clotting. NU172 is designed to be administered by intravenous infusion during an acute cardiovascular surgical procedure to prevent the formation of harmful blood clots. The resulting period of anticoagulation is designed to be maintained until the infusion is stopped. With its rapid offset of action, NU172 is designed to return the body to its normal state of hemostasis shortly after the cessation of the infusion.

Nuvelo has announced that it is evaluating NU172 in IND-enabling studies and expects to initiate a Phase 1 trial in the fourth quarter of 2007 or the first quarter of 2008.

Our Collaboration Agreements

We have licensed our intellectual property to discover or develop aptamer therapeutics to ten biotechnology and pharmaceutical companies, including Pfizer, Merck Serono, Takeda Pharmaceuticals and Elan Pharma. These agreements provide us with a source of cash flow in the form of upfront payments, equity investments, research funding, payments if we achieve specified milestones and potential royalties from any product sales. In some cases, we also retain co-development rights, co-promotion rights, rights of first refusal or profit sharing rights. Our current material agreements are summarized below.

				Payments
				Received as of	Potential
				June 30,	Future
			Stage of	2007(1)	Payments(2)	Our
Party	Scope/Product(s)	Disease Category	Development	(millions)	(millions)	Product Rights

Merck Serono (June 2007 agreement)	Aptamers to 12 targets	Cancer, inflammation and autoimmune	Research	$29.8	$580.9	Co-development/ co-promotion option in the United States
Merck Serono (January 2007 agreement)	Aptamers to 2 targets	Cancer	Research	$4.2	$122.0	None
Pfizer	Aptamers to 3 targets	Various therapeutic areas	Research	$6.0	$104.6	None
Takeda Pharmaceutical	Aptamers to 3 targets	Various therapeutic areas	Research	N/A	$259.5(3)	None
Elan Pharma	Aptamers to IL-23 and 2 additional targets	Autoimmune/ inflammation	Preclinical	$10.6	$680.0	Worldwide co-development option in psoriasis and non-parenteral uses(4)
Nuvelo	NU172 and short-acting aptamers to specified targets	Anti-coagulation	Phase 1 expected to commence in 4Q2007 or 1Q2008	$9.5	$69.0(5)	Worldwide profit sharing option
Antisoma	AS1411	Acute myeloid leukemia Renal cell carcinoma	Phase 2 commenced in 3Q2007 Phase 2 expected to commence by the end of 2007	N/A	N/A	Right of first refusal to market in the United States
Regado Biosciences	REG1	Anti-coagulation	Two Phase 2 trials expected to commence by the end of 2007	N/A	$5.5	None
Ophthotech	E10030	Age-related macular degeneration (AMD)	IND submitted	$3.8(6)	$11.8	None
	Aptamers to C5	AMD	Preclinical	N/A	$87.5(7)	N/A

(1)	Includes upfront payments, equity investments, research funding and milestone payments.

(2)	Includes upfront payments received after June 30, 2007, and potential milestone payments but excludes research funding and potential royalties on any approved products.

(3)	The agreement was signed in June 2007 and we received a $6.0 million upfront payment in July 2007.

(4)	This option is limited to aptamers against IL-23 for psoriatic diseases and non-parenteral formulations for any indication.

(5)	This amount is based on the current products being developed and excludes the proceeds from the sale to Nuvelo and Merck KGaA or its affiliate of shares of our common stock in private placements concurrent with the closing of this offering.

(6)	These payments were received from OSI Pharmaceuticals, which assigned its rights under our collaboration agreement to Ophthotech Corporation in July 2007.

(7)	The agreement was signed and we received a $1.0 million upfront payment in July 2007. The balance represents potential milestone payments per aptamer product candidate, as there is no specific number of aptamer product candidates contemplated by the agreement.

Merck Serono

June 2007 Agreement

In June 2007, we entered into an agreement with Merck KGaA, acting for its division Merck Serono, for the discovery, development and commercialization of aptamers against targets with application in the prevention and treatment of cancer, inflammatory and autoimmune indications. Under the agreement, Merck Serono has the right to nominate a target which we will then either accept or reject under specified conditions, such as if we are developing the target ourselves or have licensed it to others. Merck Serono has the exclusive, worldwide right, subject to our co-development and co-promotion option in the United States, to develop and commercialize aptamers for therapeutic indications against the targets that are the subject of the collaboration.

We and Merck Serono have agreed to conduct up to 12 research projects to identify aptamers. Five of the research projects will be conducted by us and five will be conducted jointly by us and Merck Serono. Of these 10 research projects, six must be for cancer indications. Merck Serono also has an option to designate two specified current internal cancer research projects under the agreement as collaboration research projects. Merck Serono has the right to acquire exclusive worldwide licenses to develop and commercialize aptamers from eight of the 12 research projects. In August 2007, Merck Serono selected the first target for us to research under the agreement. The research term is five years and the term of the agreement is for the duration of the research term and thereafter for so long as Merck Serono is developing or commercializing an aptamer product candidate arising out of the collaboration. The royalty term begins on the date of the first commercial sale and expires on the later of the expiration of the last to expire applicable licensed patent or 10 or 15 years, depending on specified conditions, from the date of first commercial sale of any aptamer product candidates developed under the agreement.

We have the option, but not the obligation, to co-develop and co-promote in the United States any aptamer product candidate developed under the collaboration. If we exercise this option, we will be responsible for paying a specified percentage of the worldwide development and United States regulatory costs attributable to that aptamer product candidate. In return, we would be entitled to receive a specified percentage of the net income derived from that aptamer product candidate in the United States in lieu of receiving milestone and research payments or any royalties on net sales of the aptamer product candidate in the United States. We have the right to cease to co-develop any aptamer product candidate at three specified points prior to commercialization and, instead, become eligible to receive potential milestone payments and royalties on net sales.

In connection with the agreement, Merck Serono invested $29.8 million in shares of our Series C redeemable convertible preferred stock, and we have not received any other amounts under the agreement to date. In addition, pursuant to the terms of the agreement, Merck KGaA or its affiliate will purchase from us in a private placement concurrent with the closing of this offering 250,000 shares of our common stock, or, if the initial public offering price exceeds $14.00 per share, such lesser number of shares equal to $3.5 million divided by the initial public offering price, in either case at a price per share equal to the initial public offering price. Under the terms of the agreement, we may be eligible to receive development, regulatory and commercial milestones of up to $580.9 million in the event that all products reach the market in different indications in all territories. We are also entitled to research funding for the activities we conduct on behalf of Merck Serono under the collaboration and to receive royalty payments on any net sales of products that are not co-developed by us and any sales of products outside of the United States that are co-developed by us. Over the research term of the agreement, Merck Serono has agreed to provide funding to support our research and development activities related to the agreement. To date, we have received no milestone or royalty payments from Merck Serono.

Merck Serono may terminate the collaboration and license agreement at any time after the five-year research term or in the event that we materially breach our obligations during the term. We may terminate the agreement with respect to particular programs, products or countries in the event of specified material breaches by Merck Serono of its obligations, or in its entirety in the event of specified material breaches. If a competitor of Merck Serono of specified size acquires control of us, Merck Serono can terminate the research program or specified provisions of the agreement, including our right to co-develop and our right to participate on the committees overseeing development under the agreement.

With respect to control over decisions and responsibilities, the collaboration agreement provides for a joint steering committee and joint research team, each consisting of an equal number of representatives of us and Merck Serono. All committee decisions will be made by unanimous vote and committee members are required to use reasonable efforts to reach agreement on all matters. If, despite such reasonable efforts, agreement on a particular matter cannot be reached, then Merck Serono has the right to make the final decision on all matters except the conduct of aptamer discovery, acceptance of targets nominated by Merck Serono and matters relating to the management of our resources, all of which are matters for which we have the right to make the final decision. All final decisions shall be made in good faith after full consideration of the positions of us and Merck Serono.

To the extent that we exercise our option to co-develop and co-promote aptamer product candidates, the collaboration agreement provides for a joint development committee and joint commercialization committee, each consisting of an equal number of representatives of us and Merck Serono. All committee decisions will be made by unanimous vote and committee members are required to use reasonable efforts to reach agreement on all matters. If, despite such reasonable efforts, agreement on a particular matter cannot be reached, then, depending on specified conditions, the matter will be referred to the joint steering committee for resolution or Merck Serono will have the right to make the final decision. All such final decisions shall be made in good faith after full consideration of the positions of us and Merck Serono.

January 2007 Agreement

In January 2007, we entered into a separate agreement with Merck KGaA for the discovery, development and commercialization of aptamers against two targets with application in the prevention and treatment of cancer. We and Merck KGaA have identified two exclusive targets and two additional targets as potential replacement targets. Under the agreement, Merck KGaA has the right to nominate additional targets under specified conditions which we will then either accept or reject under specified conditions, such as if we are developing the target ourselves or have licensed it to others. Merck KGaA has the exclusive, worldwide right to develop and commercialize aptamers for therapeutic indications against the targets that are the subject of the collaboration.

Merck KGaA paid us an initial upfront, non-refundable technology access and license fee in the amount of $3.0 million. We are eligible to receive milestone payments in the aggregate amount of up to $122.0 million, contingent upon the achievement of specified development, regulatory and annual net sales milestones in the event that all products reach the market in different indications in all territories. Merck KGaA is also obligated to pay us research funding for the activities we conduct on behalf of Merck KGaA under the collaboration and a royalty based on any net sales of products. To date, we have not received any milestone or royalty payments from Merck KGaA.

The research term is three years and the term of the agreement is for the duration of the research term and thereafter for so long as Merck KGaA is developing or commercializing an aptamer product candidate arising out of the collaboration. The royalty term begins on the date of the first commercial sale and expires on the later of the expiration of the last to expire applicable licensed patent or 10 or 15 years, depending on specified conditions, from the date of first commercial sale. Merck KGaA has the exclusive, worldwide right to develop and commercialize aptamers for therapeutic indications against the targets that are the subject of the collaboration.

Merck KGaA may terminate the collaboration and license agreement at any time after the three-year research term or after two years for specified research outcomes. Either party may terminate the agreement in the event of an uncured material breach by the other party.

With respect to control over decisions and responsibilities, the collaboration agreement provides for a joint steering committee and joint research team, each consisting of an equal number of representatives of us and Merck KGaA. All committee decisions will be made by unanimous vote and committee members will use reasonable efforts to reach agreement on all matters. If, despite such reasonable efforts, agreement on a particular matter cannot be reached then Merck KGaA has the right to make the final decision on all matters except the conduct of aptamer discovery, acceptance of targets nominated by Merck KGaA and matters relating to the management of our resources, all of which are matters for which we have the right to make the final decision. All final decisions shall be made in good faith after full consideration of the positions of us and Merck KGaA.

Pfizer Inc.

In December 2006, we entered into an agreement with Pfizer Inc. for the discovery, development and commercialization of aptamers against three exclusive targets to be selected by Pfizer in any field of use. Under the agreement, Pfizer has the right to nominate a target which we will then either accept or reject under specified conditions, such as if we are developing the target ourselves or have licensed it to others. Pfizer has the exclusive right to develop and commercialize aptamers for therapeutic indications against the targets selected through this process. As of August 2007, Pfizer has selected two targets for us to research under the agreement.

Pfizer paid us an upfront, non-refundable fee of $6.0 million. We are eligible to receive milestone payments in the aggregate amount of up to approximately $104.6 million, contingent upon the achievement of specified development and regulatory milestones. Under the terms of the agreement, we are responsible for research expenses. In addition, we are entitled to receive royalty payments on net sales of products, and certain of the milestone payments payable under the agreement are creditable against the royalties. To date, we have not received any milestone or royalty payments from Pfizer.

The research term begins on the effective date and expires on the later of three years from acceptance of the third target in the research program or three years from the effective date of the agreement. The term of the agreement is for the duration of the research term and thereafter for so long as Pfizer is developing or commercializing an aptamer product candidate arising out of the collaboration. Pfizer has the right to discontinue further research under any research plan and, to the extent any discontinuation occurs after the achievement of a specified development milestone, Pfizer is required to pay us a discontinuation payment. Either we or Pfizer may terminate the agreement in the event of the bankruptcy or uncured material breach by the other party. If a competitor of Pfizer of specified size acquires control of us, Pfizer can terminate the research program.

With respect to control over decisions and responsibilities, the collaboration agreement provides for a research committee consisting of an equal number of representatives of us and Pfizer. All committee decisions will be made by unanimous vote and committee members will use reasonable efforts to reach agreement on all matters. If, despite such reasonable efforts, agreement on a particular matter cannot be reached then Pfizer has the right to make the final decision on all matters except acceptance of targets nominated by Pfizer.

Takeda Pharmaceutical Company Limited

In June 2007, we entered into an agreement with Takeda Pharmaceutical Company Limited for the discovery, development and commercialization of aptamers against three targets selected by Takeda in any field of use. We and Takeda have identified three exclusive targets and three additional targets as potential replacement targets. Takeda has the right at any time on or before the second anniversary of the effective date of the agreement to replace any target on the replacement list and to replace any exclusive target that is part of the research program with a target from the replacement list. Under this agreement, we have the right to reject Takeda’s replacement targets under specified conditions, such as if we are developing the target ourselves or have licensed it to others. Takeda has the exclusive right under the agreement to develop and commercialize aptamers discovered in the collaboration.

Takeda paid us an initial upfront, non-refundable technology access and license fee in the amount of $6.0 million. In addition, under the agreement, we are eligible to receive additional milestone payments in the aggregate amount of up to approximately $253.5 million, contingent upon the achievement of specified development, regulatory and annual net sales milestones. We are also entitled to research funding for the activities we conduct on behalf of Takeda under the collaboration and receive a royalty based on any net sales of products. To date, we have not received any milestone or royalty payments from Takeda.

The research term is three years, subject to extension to the extent required to complete any then-ongoing research activities, not to exceed two additional years, or by mutual agreement of Takeda and us. The term of the agreement is for the duration of the research term and thereafter for so long as Takeda is developing or commercializing an aptamer product candidate arising out of the collaboration. Either we or Takeda may terminate the agreement in the event of the bankruptcy or uncured material breach by the other party that occurs before a specified event. In the event of an uncured material breach by the other party that occurs after the specified event selection of an optimized lead compound under the agreement, the non-breaching party may terminate the agreement only with respect to the product that is the subject of the breach. If any third party acquires control of us that has a research or development program that involves an aptamer that targets an exclusive target under the agreement Takeda can under specified conditions either discontinue the further research or development of the exclusive target or limit the scope and content of the reports to be provided to us by Takeda with respect to that exclusive target.

With respect to control over decisions and responsibilities, the collaboration agreement provides for a joint steering committee and joint project team, each consisting of an equal number of representatives of us and Takeda. All committee decisions will be made by unanimous vote and committee members will use reasonable efforts to reach agreement on all matters. If, despite such reasonable efforts, agreement on a particular matter cannot be reached then Takeda has the right to make the final decision on all matters except the conduct of aptamer discovery and matters relating to the management of our resources, all of which are matters for which we have the right to make the final decision. All final decisions shall be made in good faith after full consideration of the positions of us and Takeda.

Elan Pharma International Limited

In June 2006, we entered into an agreement with Elan Pharma International Limited for the discovery, development and commercialization of aptamers against interleukin-23, or IL-23, and two additional targets selected by Elan in any field of use. We believe that IL-23 is involved in the body’s inflammatory response which may cause autoimmune diseases such as rheumatoid arthritis, multiple sclerosis, psoriasis and Crohn’s Disease. We and Elan have identified four exclusive targets. Elan has the right at any time prior to the expiration of the research program term to replace any exclusive target. Under this agreement, we have the right to reject Elan’s replacement targets under specified conditions, such as if we are developing the target ourselves or have licensed it to others. Elan has the exclusive right under the agreement to develop and commercialize aptamers against the targets selected through this process.

We have the option, but not the obligation, to co-develop at the initiation of a Phase 2 study involving a licensed compound that targets IL-23 and is being developed to treat any indication where the IL-23 aptamer is not administered by injection, infusion or implantation, or psoriatic diseases such as psoriasis and psoriatic arthritis, conditions involving inflammation of the skin and joints, respectively, by paying a co-development option exercise fee. If we exercise our co-development option we will be responsible for paying a specified percentage of the applicable development and commercialization costs on and after the date of exercise, including specified development costs or expenses incurred prior to the date of exercise.

Elan paid us an initial upfront, non-refundable fee in the amount of $7.0 million. In addition, under the agreement, we are eligible to receive milestone payments in the aggregate amount of up to approximately $680.0 million, contingent upon the achievement of specified development, regulatory and annual net sales milestones. We are entitled to receive research funding for the activities we conduct on behalf of Elan under the collaboration and a royalty based on any net sales of products that are not being co-developed by us and on any sales of products that are being co-developed by us outside of the co-development territory. Elan is also obligated to pay us, in lieu of any royalty payments and certain milestone payments with respect to products that are being co-developed by us, a specified percentage of the net income derived from any sales term of that co-developed product in the co-development territory. To date, we have not received any milestone or royalty payments from Elan.

The research term is three years and the term of the agreement is for the duration of the research term and thereafter for so long as Elan is developing or commercializing an aptamer product candidate arising out of the collaboration. Elan may terminate the agreement upon not less than 90 days’ prior written notice at any time on or before the expiration of the research program term for certain specified reasons, including if Elan determines in good faith that the research program is unlikely to result in commercially viable lead compounds or development candidates. Elan may also terminate the agreement upon 90 days’ prior written notice for any reason after the research term. Either we or Elan may terminate the agreement in the event of the bankruptcy or uncured material breach by the other party. If a competitor of Elan of specified size acquires control of us, Elan can terminate the research program or certain specified provisions of the agreement, including our right to co-develop and our right to participate on the committees overseeing development under the agreement.

With respect to control over decisions and responsibilities, the collaboration agreement provides for a joint steering committee and joint project team, each consisting of an equal number of representatives of us and Elan. All committee decisions will be made by unanimous vote and committee members will use reasonable efforts to reach agreement on all matters. If agreement on a particular matter cannot be reached then Elan has the right to make the final decision on all matters except the conduct of aptamer discovery, the acceptance of certain targets nominated by Elan and matters relating to the management of our resources all of which are matters for which we have the right to make the final decision. All final decisions shall be made in good faith after full consideration of the positions of both parties.

Nuvelo, Inc.

In July 2006, we entered into an amended and restated agreement with Nuvelo, Inc., which superseded an earlier agreement, to identify short-acting aptamers that bind to specified targets in the process of the formation of blood clots. Under the amended agreement, we granted Nuvelo the exclusive right to develop and commercialize products derived from any aptamers discovered by us for use in affecting the blood clotting times in acute therapeutic applications.

We have the option, but not the obligation, to share in a specified percentage of the worldwide development and commercialization costs attributable to development of the applicable aptamer product candidate by providing notice to Nuvelo within certain specified periods. In return we receive a specified share of the profits from any sales of the compound, in lieu of being eligible to receive milestone payments and royalties with respect to that compound.

Nuvelo paid us an upfront, non-refundable fee of $4.0 million. In addition, concurrently with the closing of this offering, Nuvelo is obligated to purchase from us in a private sale the number of shares of our common stock equal to the lesser of $10.0 million or 15% of the aggregate gross proceeds to us from this offering, at a price per share equal to the initial public offering price. Assuming we sell an aggregate of 4,500,000 shares in this offering at an assumed initial public offering price of $13.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, we expect Nuvelo to purchase 675,000 shares of our common stock. We are eligible to receive milestone payments of up to $35.0 million per aptamer, contingent upon the achievement of specified development, regulatory and sales milestones, but we have not received any such payments to date. Nuvelo is obligated to pay us research funding for the activities we conduct on behalf of Nuvelo under the collaboration and royalty payments based on any net sales of products that are not the subject of an exercised profit sharing option. To date, we have not received any milestone or royalty payments from Nuvelo.

Nuvelo may terminate the agreement in its entirety with respect to a given development compound or product upon not less than 60 days’ prior written notice upon the payment to us of a termination fee. Either we or Nuvelo may terminate the agreement in the event of the uncured material breach by the other party. Neither we nor Nuvelo is permitted during the term of the agreement and for a period of one year following the termination of the agreement to, directly or indirectly, research, make, use or sell specified short acting coagulation cascade aptamers, except as provided under the agreement.

With respect to control over decisions and responsibilities, the collaboration agreement provides for a joint management committee consisting of an equal number of representatives of us and Nuvelo. All committee decisions will be made by unanimous vote. If agreement on a particular matter cannot be reached then Nuvelo has the right to make the final decision on all matters.

Antisoma plc

In August 2003, we entered into an exclusive, worldwide license agreement with Aptamera, Inc., which was subsequently acquired by Antisoma plc, for the development and commercialization of an aptamer originally known as AGRO100, now called AS1411, and any derivatives of that aptamer.

Pursuant to the agreement, Antisoma granted us a royalty-free, non-exclusive license under any inventions that it derives from the practice of the license that constitute improvements to our technology for the purpose of conducting internal research and for any use outside of the field of the license we granted to Antisoma. In addition, we retain a right of first refusal to commercialize the licensed products in the United States if Antisoma elects to sublicense such right to others.

Antisoma is obligated to pay us a royalty based on any net sales of products containing aptamers developed under the agreement. We do not have the right to receive upfront or milestone payments under the agreement, and we have not received any royalty payments under the agreement to date.

The term of the license agreement will continue until the expiration of the last to expire valid claim of the patents that are subject to the agreement. Either we or Antisoma may terminate the agreement in the event of the uncured material breach by the other party. The royalty term begins on the date of the first commercial sale and expires on the expiration of the last to expire applicable licensed patent.

Regado Biosciences, Inc.

In October 2003, we entered into an agreement with Regado Biosciences, Inc. for the discovery and development of aptamers. Regado has the exclusive right to discover, develop and commercialize products containing antidote-controlled aptamers for the treatment of diseases related to the modulation of fibrin depositions, platelet adhesion and/or platelet aggregation.

Under the terms of the agreement, Regado granted us a royalty-free, non-exclusive license under any inventions that Regado derives from the practice of the license that constitute improvements to our technology for the purpose of conducting internal research and for any use outside of the field of the license we granted to Regado.

We are eligible to receive milestone payments in the aggregate amount of up to approximately $5.5 million per product, contingent upon the achievement of development, regulatory and first commercial sale milestones. In addition, we are entitled to receive a royalty on any net sales of products containing aptamers and 15% of all sublicense income received by Regado with respect to the grant of a sublicense to such products. In addition, Regado issued to us approximately 109,687 shares of its common stock upon the closing of an equity financing in 2005. We were not entitled to receive upfront payments under the agreement, and we have not received any milestone or royalty payments to date.

The term of the license agreement will continue until the expiration of the last to expire valid claim of the patents that are subject to the agreement. Either we or Regado may terminate the agreement in the event of the uncured material breach by the other party. Regado may also terminate the agreement at will upon 60 days’ prior written notice. The royalty term begins on the date of the first commercial sale and expires on the expiration of the last to expire applicable licensed patent.

Ophthotech Corporation

In July 2007, we entered into an exclusive license agreement with Ophthotech Corporation pursuant to which we granted Ophthotech an exclusive license under our technology and patent rights to develop and commercialize aptamers that target C5, including our former product candidate, ARC1905, for use in the prevention and treatment of eye diseases. C5 is one of several proteins that comprise the complement system. The complement system is a component of the body’s immune system and is an important mechanism that the body uses to fight infections or recover from injury. The complement system can be activated in settings in which tissues are damaged as a result of surgical procedures, causing unwanted and potentially harmful inflammation.

Ophthotech paid us an initial upfront, non-refundable license fee in the amount of $1.0 million. In addition, Ophthotech agreed to issue to us, concurrently with the closing by Ophthotech of an equity financing with respect to its shares of Series A preferred stock, shares of preferred stock junior to the Series A. We are eligible to receive milestone payments in the aggregate amount of up to $86.5 million per product, contingent upon the achievement of specified development, regulatory and annual net sales milestones. We are also entitled to receive a royalty based on any net sales of products and, subject to credit for related milestone payments received by us, a percentage of any non-royalty income received by Ophthotech under any sublicense of the rights granted to it under the agreement. To date, we have not received any milestone or royalty payments from Ophthotech.

The term of the agreement will continue with respect to products sold by Ophthotech until the later of the expiration of the last to expire valid claim covering any aptamer product developed under the agreement or 12 years from the date of first commercial sale of any such product and, with respect to products sold by any sublicensee of Ophthotech, until no further payments are payable by Ophthotech to us under the agreement. Ophthotech may terminate the agreement upon not less than 90 days’ written notice. Either we or Ophthotech may terminate the agreement in the event of the bankruptcy or uncured material breach by the other party.

OSI Pharmaceuticals, Inc.

In April 2004, we entered into a research and license agreement with Eyetech Pharmaceuticals, Inc. for the discovery, development and commercialization of aptamers for ophthalmologic diseases and conditions. Eyetech was acquired by OSI Pharmaceuticals, Inc. in November 2005 and subsequently renamed (OSI) Eyetech, Inc.

The agreement contains: a research portion and a development and commercialization portion. The research portion of the agreement sets forth the terms and conditions pursuant to which we would conduct research on behalf of Eyetech. The initial term of the research program was five years. In April 2006, we terminated the research program as a result of Eyetech’s failure to meet certain diligence obligations. At the time of termination, Eyetech had designated a single compound candidate, E10030, for development. E10030 is an aptamer that targets and suppresses platelet-derived growth factor-B, or PDGF-B, which is a key protein that regulates cell growth and plays a role in many eye diseases. In November 2006, OSI announced its intention to exit its eye disease business and to explore strategic options for this business, including divesting its assets in the eye disease area. Eyetech also retained the right to develop two additional anti-PDGF-B aptamers under the agreement. The development and commercialization portion of the agreement survives and enables Eyetech to exclusively pursue the clinical and commercial development of E10030 and the other two additional anti-PDGF-B aptamers for diseases in the eye.

Eyetech paid us an upfront, non-refundable fee of $1.5 million, and subsequent milestone payments totaling $750,000. We are eligible to receive additional milestone payments in the aggregate amount of up to approximately $11.8 million, contingent upon the achievement of development, regulatory and first commercial sale milestones, but we have not received any such payments to date. In addition, we are entitled to receive royalty payments on any net sales of products commercialized under the agreement.

Either we or Eyetech may terminate the license agreement in the event the other party ceases to exist as a going concern or in the event of the uncured material breach by the other party under the agreement. The royalty term begins on the date of the first commercial sale and expires on the later of the expiration of the last to expire applicable licensed patent and 10 years from the date of first commercial sale.

In July 2007, OSI assigned its rights under the agreement to Ophthotech, and Ophthotech has advised us that it intends to continue the clinical development of E10030 for diseases in the eye.

SomaLogic, Inc.

In June 2007, we entered into an amended and restated agreement with SomaLogic, Inc., which superseded an earlier agreement. We granted SomaLogic non-exclusive rights to our own and licensed intellectual property for the development and commercialization of aptamer-based in vitro diagnostics. In addition, we granted SomaLogic non-exclusive rights to a number of non-therapeutic applications of aptamers including ex vivo applications such as target validation and drug screening and exclusive rights for the use of aptamers as purification agents. SomaLogic granted us non-exclusive rights to their own and licensed intellectual property for the development and commercialization of aptamer therapeutics and specified non-therapeutic applications of aptamers including target validation. In addition, SomaLogic granted us exclusive rights to therapeutic uses of aptamers discovered by SomaLogic for a limited number of targets specified by Archemix and Archemix has the option of providing targets to SomaLogic for the generation of aptamers which Archemix may license from SomaLogic on specified terms.

We are entitled to royalty payments based on net sales of aptamer products used by SomaLogic as purification agents for specified uses and a percentage of sublicense income received by SomaLogic with respect to the grant of a sublicense to such aptamer products. We do not have the right to receive upfront or milestone payments under the agreement, and we have not received any royalty payments under the agreement to date. We are obligated to pay SomaLogic a royalty payment based on net sales of specified aptamer products for specified uses and a percentage of sublicense income received by us with respect to the grant of a sublicense to such aptamer products.

The term of the license agreement will continue until the expiration of the last to expire valid claim of the patents that are subject to the agreement. Either we or SomaLogic may terminate the agreement in the event of the bankruptcy or uncured material breach by the other party. The royalty term begins on the date of the first commercial sale and expires on the expiration of the last to expire applicable licensed patent.

Isis Pharmaceuticals, Inc.

In July 2007, we entered into a collaboration and license agreement with Isis Pharmaceuticals, Inc. pursuant to which Isis granted us an exclusive license to its chemistry patent rights and a non-exclusive right to its know-how, with the right to sublicense, to discover, develop and commercialize products containing aptamers. Isis also granted to us a non-exclusive license under its analytical and manufacturing patent rights and know-how, with no right to sublicense, to discover, develop and commercialize products containing aptamers. We granted Isis a royalty-free, non-exclusive license under specified know-how disclosed by us to Isis to discover, develop and commercialize products that do not contain aptamers. The agreement also provides for collaborative research efforts by the parties.

The exclusive license granted to us will convert to a non-exclusive license upon the expiration or permanent revocation of a specified patent or if we fail to reach a specified clinical milestone with respect to a product developed under the agreement by a specified date. If any such conversion event occurs, the license will remain exclusive with respect to any product that has reached a specified clinical milestone, subject to specified conditions.

In consideration for the licensed intellectual property, we issued Isis a warrant to acquire 60,000 shares of our common stock at an exercise price of $2.50 per share and are obligated to pay Isis milestone payments in the aggregate amount of up to approximately $1.8 million per product, contingent upon the achievement of specified development and regulatory milestones. We also agreed to pay Isis a royalty based on any net sales of products and, subject to credit for related milestone payments made by us, a percentage of any non-royalty income received by us under any sublicense of the rights granted to us under the agreement. To date, we have made no payments to Isis.

The term of the agreement will continue until the expiration of all obligations to pay royalties on licensed products. Either we or Isis may terminate the agreement in the event of an uncured material breach by the other party.

Manufacturing

We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of our aptamer product candidates. There are a limited number of potential suppliers for the components of our aptamer product candidates, and we have no committed source of supply for any of those components. We currently rely on a third-party manufacturer to produce our compounds and expect to continue to do so to meet the preclinical and clinical requirements of our aptamer product candidates and for all of our commercial needs. The methods of commercial manufacturing of our existing aptamer product candidates or any of our future aptamer product candidates have not yet been finalized. We and our existing and prospective collaborators will be required to assess the manufacturing of our aptamer product candidates for preclinical and clinical requirements and, potentially, for commercial production. We may need to obtain one or more licenses to intellectual property rights held by third parties in order to manufacture each of our aptamer product candidates. While such licenses may be available, they may not be available on terms that are commercially acceptable to our existing or prospective collaborators or us. Should such licenses prove to be unavailable, we or our existing or prospective collaborators may choose to modify our manufacturing processes to use alternative manufacturing methods. Such modifications may result in greater expenditures of capital by us or our collaborators, delay commercialization, or prevent us or our collaborators from successfully commercializing our aptamer product candidates.

Intellectual Property

We actively seek to protect our proprietary technology that we consider important to aptamer therapeutics in the United States and other key pharmaceutical and pharmaceutical manufacturing markets. In this regard, we have focused on patents, patent applications and other intellectual property covering:

•	fundamental aspects of the identification, optimization, and structure of aptamers and their uses as therapeutics;

•	chemical modifications to aptamers that improve their suitability for therapeutic uses; and

•	aptamers directed to specific targets and as treatments for particular diseases.

We believe that our broad patent portfolio provides us with the exclusive right to discover and develop aptamer therapeutics other than aptamer therapeutics targeting vascular endothelial growth factor and aptamers conjugated to radio therapeutics. In addition, many of the protein targets to which we develop aptamers have been well-defined and characterized through prior research by third parties. Consequently, for many targets there exists intellectual property preventing the application of well-known therapeutic agents such as biologics and small molecules against such targets. Aptamers, on the other hand, have only recently been recognized as potentially viable therapeutic agents. As a result, the use of aptamers against a target is not often blocked by existing intellectual property.

We have exclusively licensed from Gilead Sciences, Inc. the original intellectual property covering aptamers and aptamer therapeutics, the SELEX process and certain methods of discovering and developing aptamers and aptamer therapeutics. As of September 30, 2007, we own or have licensed exclusive rights for aptamer therapeutic applications to over 200 issued patents, including 160 issued United States patents and nine European patents, and approximately 250 pending patent applications worldwide, including 67 pending United States patent applications, pertaining to the discovery and development of aptamers and their role in treating disease. All of our issued patents and approximately 125 of our pending patent applications are exclusively licensed from Gilead pursuant to an agreement we entered into with Gilead in October 2001.

Of the patents we licensed from Gilead, we consider approximately 30 of these to be the most important, or core, patents because they apply broadly to aptamers and aptamer therapeutics, SELEX and aptamer discovery and development. These core patents begin to expire in 2010 with the final core patent expiring in 2017. The Gilead patent portfolio arose out of the work of Dr. Larry Gold and others who invented the SELEX process and aptamers. Under the terms of our agreement with Gilead, we have an exclusive, worldwide license, with the right to grant sublicenses, under patent rights and technology controlled by Gilead to exploit, use and practice certain processes and methods, including the SELEX process, and to develop and commercialize therapeutic products containing aptamers, subject to specified preexisting agreements of Gilead. We are specifically prohibited under the license from developing or commercializing aptamers for certain uses and in specified fields, including for radiotherapeutics, as in vivo diagnostic agents or for in vitro diagnostics, which rights were granted to specified third parties by Gilead. We granted Gilead under the license agreement a non-exclusive, royalty-free license to technology and patent rights resulting from our practice of the license from Gilead that constitute improvements to the SELEX process to conduct internal research and to enable Gilead to fulfill its obligations under its preexisting agreements.

Under the license agreement, we paid Gilead an upfront payment of $17.5 million and we have no further financial obligations to Gilead. In addition, we are obligated to pay a nominal royalty to the University of Colorado at Boulder, from which Gilead obtained the underlying technology, based on any net sales of and sublicense income from aptamer products. As of June 30, 2007, we have incurred $0.6 million in royalties on sublicense income and no royalties on net sales. The term of the agreement will continue until the later of the expiration of the last to expire valid claim of the patents that are subject to the agreement and seven years from the first commercial sale of the final product commercialized under the agreement. Either we or Gilead may terminate the agreement in the event of an uncured material breach by the other party.

We have devoted substantial resources to generating new proprietary methods of discovering and developing aptamers which we believe will cover the next generation of aptamers and their uses as therapeutics. We currently have approximately 125 pending patent applications, including approximately 32 United States patent applications. These patent applications are directed to new or improved SELEX processes, new compositions of matter, optimization chemistries and methods, and aptamers and methods of using aptamers directed to specific targets of interest to us or our collaborators. We believe that the aptamer discovery and development processes claimed in these pending applications represent current, state-of-the-art methods for aptamer drug discovery and provide advantages to the processes covered by the Gilead portfolio. We also believe that our know-how related to the discovery and development of aptamers provides further protection from competition when the Gilead portfolio expires. Should our currently pending patent applications issue, we believe that they will provide protection for significant aspects of our aptamer discovery and development technology until as late as 2027, well beyond the expiration of the last core patent in the Gilead portfolio. We intend to continue to rigorously seek patent protection for our ongoing innovations in the field of aptamers and aptamer therapeutics. For our lead aptamer product candidate, ARC1779, eight patents of the Gilead portfolio are directed to aspects of the composition of ARC1779, its manufacture or methods of its use. In addition to these Gilead patents, we have filed three patent applications specifically directed to ARC1779 and its uses which will expire in 2024 or 2027 should they issue.

Competition

The pharmaceutical and biotechnology industries are intensely competitive and any aptamer product candidate developed by us would compete with existing drugs and therapies. There are many pharmaceutical companies, biotechnology companies, public and private universities, government agencies and research organizations actively engaged in research and development of products targeting the same markets as our aptamer product candidates. Many of these organizations have substantially greater financial, technical, manufacturing, marketing and human resources than we have. Several of them have developed or are developing therapies that could be used for treatment of the same diseases that we are targeting. In addition, many of these competitors have significantly greater commercial infrastructures than we have. Our ability to compete successfully will depend largely on our ability to:

•	design and develop products that are superior to other products in the market;

•	attract and retain qualified scientific, product development and commercial personnel;

•	obtain required regulatory approvals; and

•	successfully collaborate with pharmaceutical companies in the design, development and commercialization of new products.

All of our product candidates are aptamers and our future success depends on the successful development of products based on our aptamer technology. None of our aptamer product candidates has obtained regulatory approval and all of them are in early stages of research and clinical development. Because only one aptamer has been approved by the FDA, the regulatory requirements governing aptamers may be more rigorous or less clearly established than for already approved classes of therapeutics being developed by our competitors. Furthermore, we need to educate the medical community about aptamers and their potential ability to compete successfully with other types of drugs. This education may require greater resources than would be typically required for products based on conventional technologies and it may be more difficult for us to achieve market acceptance of our products, particularly the first products that we introduce to the market based on our technology.

We believe that, if approved, ARC1779 for use in patients with ACS would compete with GPIIb/IIIa antagonists based on key competitive factors such as cost, safety, acceptance among physicians, patients and payors, convenience of administration, effect on clot formation, and risk of complications following ACS, such as bleeding. There is currently no competitive therapy for the treatment of TTP. The efficacy and safety profile of ARC1779 will depend upon the results of our clinical trials of this product candidate and experience with the product candidate in the commercial marketplace. Based on the results of our clinical trials to date, we believe that ARC1779 will have an acceptable side effect profile and will also be able to compete effectively with respect to convenience of administration, effect on clot formation, and risk of bleeding. We have not yet determined the price for ARC1779 and do not expect to do so before commercial launch.

To the extent that we are able to develop novel aptamer therapeutics, they are likely to compete with existing drugs that have histories of effective and safe use. We expect that any therapeutics that we commercialize with our collaborators or on our own will compete with existing, market-leading products. For example, we anticipate that ARC1779, if approved for the treatment of PCI in patients suffering a heart attack, would compete with other marketed anti-platelet therapeutics including ReoPro®, marketed by Eli Lilly and Company and Centocor, Inc., which generated approximately $281 million in worldwide sales in 2006, and Integrilin®, marketed by Schering-Plough Corporation and GlaxoSmithKline plc, which generated approximately $329 million in worldwide sales in 2006. These products have well-known brand names, are distributed by large pharmaceutical companies with substantial resources and have achieved widespread acceptance among physicians and patients.

In addition, ARC1779 may compete with a product candidate under development by Ablynx NV, a Belgian biotechnology company. Ablynx is developing an antibody-derived protein which is designed to be an anti-thrombotic treatment targeting vWF in patients with acute coronary syndrome. In July 2007, Ablynx announced interim results from a Phase 1 study of this product candidate. In addition, we are aware that Ajinomoto Co., Inc., a worldwide producer of food seasonings, cooking oils, food and pharmaceuticals, may also be conducting clinical trials with an anti-vWF antibody.

We do not believe there are any companies developing therapeutic aptamer product candidates. We have licensed our technology to third parties to develop their own aptamer product candidates. These licensees may, in the future, develop aptamers which compete directly or indirectly with our aptamer product candidates. Furthermore, we cannot guarantee that a company, academic institution or other organization will not infringe our intellectual property and develop a therapeutic aptamer product candidate.

Sales and Marketing

If we receive regulatory approval for any of our aptamer product candidates, we plan to commercialize our products using a focused sales and marketing organization. Our lead aptamer product candidate, ARC1779, is still at a very early stage of clinical development, and accordingly we have not yet devoted resources to the creation of a sales and marketing organization. However, assuming that ARC1779 and any other of our aptamer product candidates progress into and through later-stage clinical trials, we plan to build a marketing and sales management organization to create and implement marketing strategies for ARC1779 and other aptamer product candidates in our product pipeline. We expect that this marketing organization would oversee any products that we market through our own sales force and oversee and support our sales and reimbursement efforts. The responsibilities of the marketing organization will include developing educational initiatives with respect to approved products and establishing relationships with physicians and providers in relevant areas of medicine. As we develop our pipeline of aptamer product candidates, we will evaluate whether and when to establish a marketing and sales effort.

We may also enter into additional collaborations and licenses in markets where we believe that a collaborator will enable us to gain better access to those markets. In addition, we may co-promote our aptamer product candidates with pharmaceutical and biotechnology companies in instances where we believe that a larger sales and marketing presence will expand the market or accelerate penetration. We also intend to continue to collaborate with pharmaceutical and biotechnology companies to accelerate the development of selected aptamer product candidates.

Regulatory Matters

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of products such as those we are developing. Each of our aptamer product candidates, and each new use of a drug, must be approved separately by the FDA through the new drug application, or NDA, process before they may be legally marketed in the United States.

United States Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s Good Laboratory Practices or other applicable regulations;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

•	approval by an institutional review board, or IRB, at each institution participating in a clinical trial, which must review and approve the plan for any clinical trial before it commences at that institution;

•	performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practices, or GCPs, to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practice, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our aptamer product candidates will be granted on a timely basis, if at all.

Once a pharmaceutical candidate is identified for development it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, and applicable clinical data or literature, among other things, to the FDA as part of the IND. The sponsor will also include a protocol detailing, among other things, the objectives of the first phase of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during studies due to, among other things, safety concerns or non-compliance.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations. These regulations include the requirement that all research subjects provide informed consent. Participants may withdraw their consent at any time. Furthermore, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative and must monitor the study until completed.

Each new clinical protocol must be submitted for FDA review, and to the IRBs for approval. Protocols detail, among other things, the objectives of the study, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•	Phase 1: The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

•	Phase 2: Involves studies in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•	Phase 3: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide an adequate basis for product labeling.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. Phase 1, Phase 2, and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug within required specifications and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug does not undergo unacceptable deterioration over its shelf life.

United States Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling, and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. The submission of an NDA is subject to the payment of user fees. A waiver of such fees may be obtained under certain limited circumstances.

In addition, under the Pediatric Research Equity Act of 2003, or PREA, an NDA or supplement to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

The FDA initially reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee.

The approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information. Even if such data and information are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA may issue an approvable letter, which may require additional clinical or other data or impose specific conditions that must be met in order to secure final approval of the NDA. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure production of the product within required specifications. If the FDA determines that the NDA, manufacturing process and manufacturing facilities satisfy the regulatory criteria for approval, it will issue an approval letter, which authorizes commercial marketing of the drug with specific prescribing information for a specific indication.

NDAs receive either standard or priority review. A drug representing a significant improvement in treatment, prevention or diagnosis of disease may receive priority review. In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. Priority review and accelerated approval do not change the standards for approval, but may expedite the approval process.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the approved indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require us to conduct post-approval testing, including Phase 4 clinical trials, to further assess a drug’s safety and effectiveness after NDA approval, and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of our aptamer product candidates, some of our United States patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application, less any amount of time during which the applicant is found not to have acted with due diligence during the regulatory review period. Only one patent applicable to an approved drug is eligible for the extension and a patent may only be extended once even if it covers multiple drug products. The extension must be applied for prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other drug product containing the same active moiety, which is the molecule responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug containing the same active moiety where the applicant does not own or have a legal right of reference to all the data required for approval. However, an ANDA or a 505(b)(2) NDA may be submitted after four years if it contains a certification of patent invalidity, unenforceability or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for product changes including, among other things, new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active ingredient labeled only for non-exclusive conditions of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct, or obtain a right of reference to, all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of exclusivity in the United States. Pediatric exclusivity, if granted, provides an additional six months to an existing exclusivity or statutory delay in approval resulting from a patent certification. This six-month exclusivity, which runs from the end of other exclusivity protection or patent delay, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study. The current pediatric exclusivity provision was recently reauthorized as part of the Food and Drug Amendments Act of 2007 and will not expire until October 1, 2012.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years, except in very limited circumstances, including a showing of clinical superiority to the product with orphan exclusivity. Orphan drug exclusivity, however, also could block the approval of one of our aptamer product candidates for seven years if a competitor obtains approval of the same drug as defined by the FDA or if our aptamer product candidate is determined to be contained within the competitor’s product for the same indication or disease. In addition, competitors may receive approval of different drugs for the indications for which the orphan drug has exclusivity or obtain approval for the same drug but for a treatment of a different disease for which the orphan drug has exclusivity.

Post-approval Requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs and other requirements. Changes to the manufacturing process are strictly regulated and generally require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose documentation requirements upon us and any third-party manufacturers that we may decide to use. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products. Future FDA and state inspections may identify compliance problems at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct.

Any drug products manufactured or distributed by us pursuant to FDA approvals are subject to extensive and continuing regulation by the FDA, including, among other things, cGMP compliance, record-keeping requirements, reporting of adverse experiences with the drug, providing the FDA with updated safety and efficacy information, drug sampling and distribution requirements, complying with certain electronic records and signature requirements, and complying with FDA promotion and advertising requirements. The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. There are currently pending bills in Congress that propose numerous changes to the FDA’s regulation of drugs. In addition, FDA regulations, policies and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products, including preventing or delaying regulatory approval of our aptamer product candidates. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain the necessary approvals by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, the approval process, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, we may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by certain biotechnological processes and optional for those which are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the application and an assessment report, each member state must decide whether to recognize approval. If a member state does not recognize the marketing authorization, the disputed points are eventually referred to the European Commission, whose decision is binding on all member states.

As in the United States, we may apply for designation of our aptamer product candidates as orphan drugs for the treatment of specific indications in the European Union before the application for marketing authorization is made. The European Union considers an orphan medical product to be one that affects less than five of every 10,000 persons in the European Union. A company whose application for orphan drug designation in the European Union is approved is eligible to receive, among other benefits, regulatory assistance in preparing the marketing application, protocol assistance, and reduced application fees. Orphan drugs in the European Union also enjoy economic and marketing benefits, including up to ten years of market exclusivity for the approved indication, unless another applicant can show that its product is safer, more effective or otherwise clinically superior to the orphan-designated product.

Reimbursement and Pricing Controls

Sales of pharmaceutical products depend in significant part on the availability of third-party reimbursement. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. We anticipate third-party payors will provide reimbursement for our products. However, these third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. Our aptamer product candidates may not be considered cost-effective. It is time-consuming and expensive for us to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow us to sell our products, if approved, on a competitive and profitable basis.

The passage of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, imposes new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries, and includes a major expansion of the prescription drug benefit under a new Medicare Part D. Medicare Part D went into effect on January 1, 2006. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs.

Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary in which it indicates which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee.

It is not clear what effect the MMA will have on the prices paid for currently approved drugs and the pricing options for new drugs approved after January 1, 2006. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

We expect that there will continue to be a number of federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs. At the present time, Medicare is prohibited from negotiating directly with pharmaceutical companies for drugs. However, Congress is currently considering passing legislation that would lift the ban on federal negotiations. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement schemes vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In addition, in some countries cross-border imports from low-priced markets exert a commercial pressure on pricing within a country. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products.

Employees

As of September 30, 2007, we had 79 full-time employees, 60 of whom were engaged in research and development and 19 of whom were engaged in management, administration and finance. Of our employees, 30 hold M.D., D.V.M. or Ph.D. degrees. We plan to continue to expand our aptamer product candidates and development programs and hire additional staff to facilitate this growth. None of our employees are represented by a labor union or covered by a collective bargaining agreement, nor have we experienced work stoppages. We believe that relations with our employees are good.

Properties

We lease a facility in Cambridge, Massachusetts that contains approximately 67,000 square feet of laboratory and office space, of which we sublease approximately one-third to a third party. The lease has a term ending in 2015. We believe that the facility we currently lease is sufficient for our current and anticipated future needs.

Legal Proceedings

We are currently not a party to any material legal proceedings.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers and their respective ages and positions as of September 30, 2007, are set forth below:

Name	Age	Title

Errol De Souza, Ph.D.	53	President, Chief Executive Officer, Director
Gregg Beloff	39	Vice President, Chief Financial Officer, Secretary and Treasurer
Page Bouchard, D.V.M.	45	Senior Vice President, Discovery and Preclinical Development
James Gilbert, M.D.	54	Senior Vice President, Chief Medical Officer
Duncan Higgons	52	Executive Vice President, Business Operations
Alex Barkas, Ph.D.(3)	60	Director
Peter Barrett, Ph.D.(1)(3)	54	Director
Lawrence Best(2)(3)	58	Director
John Maraganore, Ph.D.(1)	44	Director
Corey Mulloy(2)	36	Director
Michael Ross, Ph.D.(1)(2)	58	Director
Robert Stein, M.D., Ph.D.	56	Director

(1)	Member of the compensation committee

(2)	Member of the audit committee

(3)	Member of the nominating and corporate governance committee

Errol De Souza, Ph.D. Dr. De Souza joined us in April 2003 as President and Chief Executive Officer and has served on our board of directors since that time. Prior to Archemix, Dr. De Souza was the President and Chief Executive Officer of Synaptic Pharmaceutical Corp. from September 2002 to March 2003. In 1998, Dr. De Souza joined Hoechst Marion Roussel as Senior Vice President and Head of Global Lead Generation. Following the merger to form Aventis, Dr. De Souza became Senior Vice President and United States Head of Drug Innovation and Approval. From 1992 to 1998, Dr. De Souza was a co-founder, Executive Vice President of Research and Development and Director of Neurocrine Biosciences, Inc. Prior to Neurocrine Biosciences, Dr. De Souza was the Director of Central Nervous System Diseases Research at the Du Pont Merck Pharmaceutical Company. Dr. De Souza serves on the board of directors of Targacept, Inc., Palatin Technologies, Inc. and Idexx Laboratories, Inc. Dr. De Souza received a Ph.D. in endocrinology and a B.A. in physiology from the University of Toronto.

Gregg Beloff. Mr. Beloff joined us in December 2003 as Vice President and Chief Financial Officer. From March 2001 to December 2003, he served as Chief Financial Officer of ImmunoGen, Inc., a biotechnology company. Prior to ImmunoGen, Mr. Beloff worked as an investment banker serving as a Vice President in Healthcare Investment Banking at Adams, Harkness & Hill, Inc. from September 1998 through March 2001. Mr. Beloff practiced corporate law in Boston at the law firm of Gaffin & Krattenmaker, P.C. from September 1993 to September 1996. He received a bachelor’s degree from Middlebury College, a J.D. from the University of Pittsburgh School of Law and an M.B.A. from Carnegie Mellon University.

Page Bouchard, D.V.M. Dr. Bouchard joined us in November 2004 as Senior Vice President, Preclinical Drug Discovery and Development and was promoted in June 2006 to his present position. From August 2001 through October 2004, he was Vice President of Drug Safety Evaluation at Millennium Pharmaceuticals, Inc., where he led the preclinical drug safety and pathology organization, leading development projects to critical clinical and regulatory milestones. Before joining Millennium, Dr. Bouchard was Assistant Vice President of Pathology and Investigative Toxicology at Wyeth-Ayerst (formerly Genetics Institute), and prior to that a research pathologist in Product Safety Evaluations at G.D. Searle & Company. Dr. Bouchard received a bachelor’s degree from Wesleyan University and a D.V.M. from Tufts University Veterinary School. He trained in veterinary pathology at Cornell Veterinary School and is certified in veterinary pathology by the Board of American College of Veterinary Pathologists.

James Gilbert, M.D. Dr. Gilbert joined us in September 2006 as Senior Vice President, Chief Medical Officer. Prior to Archemix, Dr. Gilbert served in various positions at Millennium Pharmaceuticals, Inc. from November 2003 to September 2006, including the Vice President of Clinical Development, Cardiovascular/Inflammation. Prior to Millennium, Dr. Gilbert worked at Boehringer Ingelheim Pharmaceuticals Inc. from January 1997 to November 2003, holding numerous positions including Director, Clinical Research — Cardiology. He began his career with Bayer Corp., where he served as the Deputy Medical Director of the Cardiovascular and Pulmonary Division. Before joining the pharmaceutical industry, Dr. Gilbert held positions as an instructor in the Department of Pharmacology at the University of Connecticut School of Medicine and as a staff physician at St. Mary’s Hospital in Waterbury, Connecticut. He received an M.D. from the University of Connecticut School of Medicine and a bachelor’s degree from Yale University in molecular biophysics and biochemistry.

Duncan Higgons. Mr. Higgons joined us in February 2006 as Executive Vice President, Business Operations. From January 2003 through November 2005, he served as Chief Commercial Officer for TransForm Pharmaceuticals, Inc., a privately-held biotechnology company. From 1994 to 2002, he worked at Alkermes, Inc., a biotechnology company, where his final position was Senior Vice President, Business Development and Marketing. Prior to Alkermes, he held senior management positions at Eli Lilly and Co. and Baxter International, Inc. Mr. Higgons is a graduate of King’s College, University of London and received a M.Sc. (Econ) from London Business School, where he was selected by the faculty for an exchange scholarship to The Wharton School of the University of Pennsylvania.

Alex Barkas, Ph.D. Dr. Barkas joined our board of directors in March 2001. Dr. Barkas is a Managing Director of Prospect Venture Partners, a venture capital firm. Prior to co-founding Prospect Venture Partners I, II and III, he was a partner at Kleiner Perkins Caufield & Byers from 1991 to 1997, where he focused on health care product company investments. Prior to Kleiner Perkins, Dr. Barkas was a founder and CEO of BioBridge Associates, a health care industry consulting firm. Dr. Barkas is currently Chairman of the Board of Geron Corporation and Tercica, Inc., and serves or has served on the board of directors of Amicus Therapeutics, Inc. and Novacept, Inc. Dr. Barkas received a Ph.D. in biology from New York University and a B.A. in Biology from Brandeis University, where he currently is Chairman of the University Science Advisory Council and serves on the Board of Trustees.

Peter Barrett, Ph.D. Dr. Barrett joined our board of directors in March 2002. Dr. Barrett is a partner at Atlas Venture, a venture capital firm. Dr. Barrett joined Atlas Venture in 2002. Previously, Dr. Barrett was a co-founder and Executive Vice President and Chief Business Officer of Celera Genomics, a molecular diagnostics company, positions he had held since 1998. Before Celera, Dr. Barrett held senior management positions at The Perkin-Elmer Corporation, most recently serving as Vice President, Corporate Planning and Business Development. Dr. Barrett currently sits on the Advisory Council of the Barnett Institute of Chemical and Biological Analysis at Northeastern University. Dr. Barrett serves or has served on the boards of directors of the following public companies: Alnylam Pharmaceuticals, Inc., Helicos BioSciences Corporation, AKELA Pharma Inc. and Momenta Pharmaceuticals, Inc. Dr. Barrett received a B.S. in chemistry from Lowell Technological Institute (now known as the University of Massachusetts, Lowell) and a Ph.D. in analytical chemistry from Northeastern University. He also completed Harvard Business School’s Management Development Program.

Lawrence Best. Mr. Best joined our board of directors in June 2005. From 1992 through July 2007, Mr. Best was Executive Vice President and Chief Financial Officer of Boston Scientific Corporation, a developer, manufacturer and marketer of medical devices. Prior to joining Boston Scientific Corporation, from 1981 to 1992, Mr. Best served as Senior Partner with Ernst & Young LLP. From 1979 to 1981, Mr. Best served as a Professional Accounting Fellow in the Office of the Chief Accountant at the Securities and Exchange Commission and served a one-year term as a White House-appointed Presidential Exchange Executive in Washington, D.C. Mr. Best serves on the boards of directors of Biogen Idec, Inc. and Haemonetics Corporation. Mr. Best received a B.B.A. degree from Kent State University.

John M. Maraganore, Ph.D. Dr. Maraganore joined our board of directors in 2006. Currently, Dr. Maraganore is the President and Chief Executive Officer and has been a member of the board of directors of Alnylam

Pharmaceuticals, Inc., a biotechnology company, since December 2002. From April 2000 to December 2002, Dr. Maraganore served as Senior Vice President, Strategic Product Development for Millennium Pharmaceuticals, Inc. From April 1997 to April 2000, Dr. Maraganore also served as Millennium’s Vice President, Strategic Planning and M&A and as General Manager of Millennium BioTherapeutics, Inc., a former subsidiary of Millennium. Before joining Millennium, Dr. Maraganore served in several capacities, including Director of Biological Research and Director of Market and Business Development for Biogen, Inc. At Biogen, Dr. Maraganore invented Angiomax®, a direct thrombin inhibitor currently marketed by The Medicines Company. Before Biogen, Dr. Maraganore was a Senior Scientist at Zymogenetics, Inc. and a Visiting Research Scientist at The Upjohn Company. Dr. Maraganore received an M.S. and Ph.D. in biochemistry and molecular biology from the University of Chicago.

Corey Mulloy. Mr. Mulloy joined our board of directors in March 2004. Mr. Mulloy has been a General Partner of Highland Capital Partners, a venture capital firm, since April 2005. Mr. Mulloy was employed at Highland Capital Partners from 1997 to 1999 and then rejoined in 2001. Prior to 1997, Mr. Mulloy held positions at Robertson Stephens & Company and The Whitman Group. Mr. Mulloy received a B.A. from Swarthmore College and an M.B.A. from Harvard Business School.

Michael Ross, Ph.D. Dr. Ross joined our board of directors in July 2002. Currently, Dr. Ross is a Managing Partner with SV Life Sciences Advisers, or SVLS, a venture capital firm. Dr. Ross joined SVLS in 2001. Prior to joining SVLS, Dr. Ross was a Managing Partner in Didyma, LLC, a biotechnology management consulting firm from 1999 to 2002. Prior to Didyma, Dr. Ross was the Chief Executive Officer of Arris Pharmaceutical Corporation from 1990 to 1993, MetaXen LLC from 1996 to 1999, Carta Proteomics Inc. from 1999 to 2001 and CyThera, Inc. from 1999 to 2001. Dr. Ross was employed at Genentech from 1978 to 1990, serving in several roles, including Vice President of Development and later Vice President of Medicinal and Biomolecular Chemistry. Dr. Ross serves or has served on the boards of directors of Arris Pharmaceutical Corporation, and the board of the Thayer School of Engineering at Dartmouth College. Dr. Ross received an A.B. from Dartmouth College, a Ph.D. in chemistry from the California Institute of Technology and completed a post doctorate in molecular biology at Harvard University.

Robert B. Stein, M.D., Ph.D. Dr. Stein joined our board of directors in March 2007. Currently, Dr. Stein serves on the President’s Board of Advisors for Science and Innovation for the University of California. Dr. Stein served as the Site President of the Palo Alto, California site of F. Hoffmann-La Roche Ltd from 2003 to 2006. Prior to joining Roche, Dr. Stein was the President and Chief Scientific Officer of Incyte Corporation from 2001 to 2003. Dr. Stein also served in various roles for Merck & Co., Ligand Pharmaceuticals Inc., the DuPont Merck Pharmaceutical Company and DuPont Pharmaceuticals Company, where he was Executive Vice President of Research and Preclinical Development from 1990 to 1996. Dr. Stein received degrees in biology and chemistry from Indiana University and an M.D. and a Ph.D. in physiology and pharmacology from Duke University. Dr. Stein completed residency training and is board certified in anatomic and clinical pathology.

Board Composition

The size of our board of directors is fixed at eleven members, and we currently have eight directors serving on the board. We have entered into a stockholders agreement pursuant to which our founders and significant stockholders have agreed to nominate and elect the members of our board of directors. The stockholders’ agreement will terminate upon the closing of this offering. There are no family relationships among any of our directors or officers.

Under our amended and restated certificate of incorporation that will be in effect upon the completion of this offering, the authorized number of directors may be changed only by resolution of the board of directors. In accordance with our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering, our board of directors will be divided into three classes with staggered three year terms. At each annual meeting of stockholders commencing with the meeting in 2008, the successors to the directors whose terms then expire will be elected to serve until the third annual meeting following the election. At the closing of this offering, our directors will be divided among the three classes as follows:

•	The Class I directors will be Peter Barrett, Lawrence Best and Errol De Souza, and their terms will expire at the annual meeting of stockholders to be held in 2008;

•	The Class II directors will be Alex Barkas, John Maraganore and Corey Mulloy, and their terms will expire at the annual meeting of stockholders to be held in 2009; and

•	The Class III directors will be Michael Ross and Robert Stein, and their terms will expire at the annual meeting of stockholders to be held in 2010.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Director Independence

Our board of directors has reviewed the materiality of any relationship between us and any of our directors, either directly or indirectly. Based on this review, the board has determined that all of our directors, with the exception of Dr. De Souza, are “independent directors” as defined by The NASDAQ Stock Market LLC, or NASDAQ.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which has the composition and responsibilities described below.

Audit Committee. Our audit committee is composed of Mr. Best (Chairman), Mr. Mulloy and Dr. Ross. All members of the audit committee satisfy the current independence standards promulgated by the SEC and NASDAQ, as such standards apply specifically to members of audit committees. Our audit committee is authorized to:

•	approve and retain the independent registered public accounting firm to conduct the annual audit of our financial statements;

•	review the proposed scope and results of the audit;

•	review and pre-approve audit and non-audit fees and services;

•	review accounting and financial controls with the independent registered public accounting firm and our financial and accounting staff;

•	review and approve transactions between us and our directors, officers and affiliates;

•	establish procedures for complaints received by us regarding accounting matters;

•	oversee internal audit functions, if any; and

•	prepare the report of the audit committee that SEC rules require to be included in our annual meeting proxy statement.

Compensation Committee. Our compensation committee is composed of Dr. Barrett (Chairman), Dr. Maraganore and Dr. Ross. All members of the compensation committee qualify as independent under the current definition promulgated by NASDAQ. Our compensation committee is authorized to:

•	review and recommend the compensation arrangements for management, including the compensation for our President and Chief Executive Officer;

•	establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

•	administer our stock option and incentive plans; and

•	prepare the report of the compensation committee that SEC rules require to be included in our annual meeting proxy statement.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is composed of Dr. Barkas (Chairman), Dr. Barrett and Mr. Best. All members of the nominating and governance committee qualify as independent under the current definition promulgated by NASDAQ. Our nominating and governance committee is authorized to:

•	identify and nominate members of the board of directors;

•	develop and recommend to the board of directors a set of corporate governance principles applicable to our company; and

•	oversee the evaluation of the board of directors and management.

Compensation Committee Interlocks and Insider Participation

Our Chief Executive Officer serves as a member of the board of directors. None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. None of the current members of our compensation committee has ever been our employee.

Executive Compensation

Compensation Discussion and Analysis

The primary objectives of the compensation committee of our board of directors with respect to executive compensation are to attract and retain the best possible executive talent, to motivate our executive officers to enhance our growth and profitability and increase stockholder value and to reward superior performance and contributions to the achievement of corporate objectives. The focus is to tie short- and long-term cash and equity incentives to the achievement of measurable corporate and individual performance objectives, and to align executives’ incentives with stockholder value creation. To achieve these objectives, the compensation committee has developed and maintains a compensation plan that ties a substantial portion of executives’ overall compensation to our research, clinical, regulatory and operational performance. Because we believe that the performance of every employee is important to our success, we are mindful of the effect our executive compensation and incentive program has on all of our employees.

Determining and Setting Executive Compensation

The compensation committee of our board of directors, pursuant to its charter, has the responsibility of formulating, evaluating and approving the compensation of our directors and executive officers, and assisting the full board of directors in establishing and administering appropriate incentive compensation and equity-based plans. The compensation committee, with the input of management, develops our compensation plans by utilizing publicly available compensation data and subscription compensation survey data for national and regional companies in the biotechnology industry, in particular data obtained from Radford Biotechnology Surveys, prepared by AON Consulting, Inc., which we use to benchmark base salaries. We believe that these data provide us with appropriate compensation benchmarks, because these companies are in our industry and have similar organizational structures and stages of development, and accordingly tend to compete with us for executives and other employees. For benchmarking executive compensation, we typically review the compensation data we have collected from the surveys, as well as various subsets of these data, to compare elements of compensation based on certain characteristics of the company, such as number of employees and number of shares of stock outstanding.

Companies that we have used in evaluating our executive compensation components for 2006 include the following, each of which was included in a 2006 Radford Biotechnology Survey:

•	Affymax, Inc.

•	Amicus Therapeutics, Inc.

•	Infinity Pharmaceuticals, Inc.

•	Jazz Pharmaceuticals, Inc.

•	Novacea, Inc.

•	Pharmasset, Inc.

•	Replidyne, Inc.

•	Sirtris Pharmaceuticals, Inc.

•	Synta Pharmaceuticals Corp.

•	Targacept, Inc.

•	TorreyPines Therapeutics, Inc.

•	Trubion Pharmaceuticals, Inc.

In addition, our compensation committee periodically engages third-party compensation consultants to analyze our existing compensation policies and recommend changes to those policies based on current market data and trends in compensation in our industry. For example, in 2006, the compensation committee engaged AON Consulting, Inc. to advise it on current market data and trends in compensation to evaluate the competitive nature of our compensation to executive officers. Using these surveys and any information provided by compensation consultants, the compensation committee evaluates the competitive nature of our various forms of compensation including salary and benefits as well as equity-based compensation relative to other biotechnology and pharmaceutical companies.

The compensation committee has approved a pay-for-performance compensation philosophy, which is intended to bring base salaries and total executive compensation in line with approximately the 50th percentile of the companies in our industry with a similar number of employees. For this purpose, we review compensation data for all comparable companies that are included in the Radford Biotechnology Surveys, not just the subset of specific companies identified in the list above.

We have worked within the framework of this pay-for-performance philosophy to determine each component of an executive’s initial compensation package based on numerous factors, including:

•	the individual’s particular background and circumstances, including training and prior relevant work experience;

•	the individual’s role with us and the compensation paid to similar persons in the companies represented in the compensation data that we review;

•	the demand for people with the individual’s specific expertise and experience at the time of hire;

•	performance goals and other expectations for the position;

•	comparison to other executives within our company having similar levels of expertise and experience; and

•	uniqueness of industry skills.

To determine the initial compensation package for each employee, including our executive officers, each individual is assigned to a pay grade, determined by comparing position-specific duties and responsibilities with the market pay data and our internal organizational structure. Each pay grade has a salary range with corresponding long-term incentive award opportunities and a bonus target based on a percentage of the employee’s base salary. We believe that this is the most transparent and flexible approach to achieve the objectives of our compensation program.

The terms of the compensation for our President and Chief Executive Officer, Dr. De Souza, and our Executive Vice President, Business Operations, Mr. Higgons, are derived from our employment agreements with them and from annual performance reviews conducted by the board of directors in the case of Dr. De Souza, and by Dr. De Souza and the compensation committee in the case of Mr. Higgons. We do not have formal employment agreements with any of our other executive officers and each of these other executive officers is employed with us on an at-will basis. However, certain elements of the executive officers’ compensation and other employment arrangements are derived from letter agreements that we executed with each of them at the time their employment with us commenced, in addition to annual performance reviews conducted by Dr. De Souza and the compensation committee. The letter agreements provide, among other things, the executive officer’s initial annual base salary, annual bonus target and initial stock option grant. Following the execution of these letter agreements, the compensation paid to each executive is subject to adjustment based on our annual performance evaluation process. Annual base salary increases and annual bonus awards, if any, for Dr. De Souza are determined by the board of directors. Dr. De Souza recommends annual base salary increases and the amount of annual bonus awards, if any, for the other executive officers, which are reviewed and approved by the compensation committee and subject to final approval by the board of directors.

Our annual performance evaluation process is described below. The details of our employment agreements with Dr. De Souza and Mr. Higgons, and our letter agreements with our other executive officers are described in the narrative following the 2006 Grants of Plan-Based Awards Table.

Establishment of Company and Individual Goals and Annual Performance Evaluations

The compensation committee has implemented an annual performance management program for our executive officers and employees that commences with the establishment of corporate and individual goals for the applicable fiscal year and culminates with an assessment by management, the compensation committee and the full board of directors of the achievement of these goals and the approval of compensation awards and adjustments.

During the third quarter of each year, and coincident with the preparation of our budget for the upcoming fiscal year, we determine our corporate and individual goals for the upcoming fiscal year. Our corporate goals include the achievement of qualitative and quantitative operational and financial targets and pre-defined research and development milestones, including progress of our products in preclinical and clinical development and entering into new collaboration and strategic agreements. Each goal is weighted as to importance. The board of directors makes any modifications it believes are necessary or warranted and then approves the goals in December of each year. On a quarterly basis, members of management meet with the board of directors to update the board on the progress of achieving the established goals and to discuss the need for modifications, if any, to the previously established goals in order to account for any significant events or changes in corporate strategy that have occurred.

The following primary corporate, financial and operational goals for our 2006 fiscal year, together with the weights associated with each, were approved by the board of directors:

•	sign multiple corporate collaboration agreements, generating in excess of $40 million in cash over three years (40%);

•	submit one IND for an internal project (30%);

•	advance our product candidate pipeline (10%);

•	enhance our understanding and utility of aptamers (5%);

•	strengthen our corporate organization (5%); and

•	complete move to new premises (5%).

The board of directors also assigned a 5% weight to the additional corporate goal of strengthening our intellectual property portfolio and contributing to scientific and industry publications and presentations.

Each of our executive officers proposes his individual goals to our President and Chief Executive Officer, who reviews the proposals with the officer and establishes a recommended set of goals which is subject to final approval by the board of directors. The individual goals of our executive officers are designed to support the goals of the company as a whole. The individual goals for our executive officers are assigned weights and a proposed timeline is created for achieving each goal over the course of the year. Our executive officers are encouraged to meet with our President and Chief Executive Officer on a quarterly basis to assess their progress on these goals.

The 2006 individual goals for our named executive officers were as follows:

Errol De Souza, Ph.D., President and Chief Executive Officer — lead the executive team in all aspects of devising, planning and executing corporate, financial and strategic business plans and objectives and all research and development initiatives; interface with the board of directors and existing and potential stockholders; and further our corporate growth and increase stockholder value.

Gregg Beloff, Vice President, Chief Financial Officer, Secretary and Treasurer — participate with our President and Chief Executive Officer and the executive team in planning and executing corporate, financial and strategic business plans and objectives and all research and development initiatives; confirm with our President and Chief Executive Officer and the executive team that our financial needs are adequately met; provide adequate cost and budgetary controls and timely reporting to effectively manage our finances; oversee facilities and administration functions; and participate in decision making with regard to completing corporate collaborations.

Page Bouchard, D.V.M., Senior Vice President, Discovery and Preclinical Development — participate with our President and Chief Executive Officer and the executive team in planning and executing corporate, financial and strategic business plans and objectives and all research and development initiatives; oversee all research activities related to the discovery and preclinical development of our aptamer product candidates; confirm with our President and Chief Executive Officer and the executive team that our research goals are adequately met; and participate in decision making with regard to completing and managing corporate collaborations.

James Gilbert, M.D., Senior Vice President, Chief Medical Officer — Because Dr. Gilbert commenced employment with us in September 2006, there were no approved goals set for Dr. Gilbert in fiscal year 2006. As Chief Medical Officer, Dr. Gilbert’s primary responsibilities include participating with our President and Chief Executive Officer and the executive team in planning and executing corporate, financial and strategic business plans and objectives and all clinical development activities including, but not limited to, the filing of an IND and commencement of a Phase 1 clinical trial for our lead aptamer product candidate, ARC1779.

Duncan Higgons, Executive Vice President, Business Operations — participate with our President and Chief Executive Officer and the executive team in planning and executing corporate, financial and strategic business plans and objectives and all research and development initiatives; confirm with our President and Chief Executive Officer and the executive team that our corporate development and partnership goals are adequately met; oversee business development, intellectual property, human resources and administration functions; and participate in decision making with regard to completing and managing corporate collaborations.

In December of each year, our President and Chief Executive Officer evaluates each executive officer and then submits recommendations to the compensation committee for salary increases, bonuses, and stock option awards. In the case of our President and Chief Executive Officer, his individual performance evaluation is conducted by the compensation committee. In January of each year, our compensation committee evaluates the executive officers’ and our overall corporate performance relative to the approved goals and determines the percentage of company goals achieved. Compensation granted to our executive officers, including our President and Chief Executive Officer, is tied to the achievement of the corporate and individual goals. For 2006, the compensation committee determined to reward the achievement of such goals primarily through the payment of cash bonuses, as described in more detail below. In determining the amounts of bonus awards for the named executive officers, the compensation committee assigned weights to the achievement of corporate and individual goals. Annual bonuses, as well as base salary increases and annual stock option awards, are granted within the discretion of the compensation committee and, to the extent granted, are implemented during the first calendar quarter of the year.

Based on its annual review, the compensation committee establishes pools from which compensation awards and adjustments may be made.

In evaluating compensation for fiscal year 2006, the compensation committee considered, among others, the following events, which the board of directors determined exceeded the targets established at the beginning of 2006: the filing of an IND and commencement of a Phase 1 clinical trial for our lead aptamer product candidate, ARC1779, and the execution of licensing and collaboration agreements with Elan, Nuvelo, Pfizer, and Merck Serono.

Role of Executive Officers in Establishing Goals for Compensation

Our executive officers, including our President and Chief Executive Officer, collaborate on preparing the company’s goals each year, and propose their own individual goals and relative weights that are designed to support the achievement of our goals. Our President and Chief Executive Officer evaluates the achievement of our executive officers’ individual goals and presents his assessment for review and approval by the compensation committee. The compensation committee ultimately determines the extent to which these goals have been achieved and to what extent any compensation awards or adjustments will be made to the compensation of our executive officers. Similarly, our President and Chief Executive Officer has an integral role in establishing his individual goals because they are inherently tied to the company-wide goals, which he participates in preparing. It is the board of directors, however, upon the recommendations of the compensation committee, that ultimately determines the extent to which these goals are achieved and any compensation awards or adjustments for our President and Chief Executive Officer.

Compensation Components

The compensation program for our executive officers consists principally of base salary, annual cash incentive compensation, long-term compensation in the form of stock options and, in the case of our President and Chief Executive Officer and our Executive Vice President, Business Operations, severance and termination protection.

Base Salary

Base salaries for our executive officers are established based on the scope of their responsibilities and their prior relevant background, training, and experience, taking into account competitive market compensation paid by the companies represented in the compensation data we review for similar positions and the overall market demand for similar executives at the time of hire. We believe that executive base salaries should generally target the 50th percentile of the range of salaries for executives in similar positions and with similar responsibilities in the biotechnology companies of similar size to us represented in the compensation data we review. An executive officer’s base salary is also evaluated together with other components of the executive’s compensation to ensure that the executive’s total compensation is in line with our overall compensation philosophy.

Base salaries are reviewed annually as part of our performance management program and may be increased for merit reasons, based on the executive officer’s success in meeting or exceeding individual performance goals and an assessment of whether significant corporate goals were achieved. We also assess whether there are any significant differences in how a person is compensated compared to industry benchmarks by utilizing survey data from Radford to benchmark the biotechnology industry. If through this assessment we determine that an employee’s compensation is below the benchmarks, a market adjustment may be recommended. Additionally, we review base salaries and make adjustments as warranted for changes in the scope or breadth of an executive officer’s role or responsibilities and any internal inequities identified through the use of our benchmarking review.

Annual Bonus

The compensation committee designs the annual incentive component of our compensation program. We provide this opportunity as a way to attract and retain highly skilled and experienced executive officers and to motivate them to achieve annual corporate and individual goals. Our practice has been to provide all employees with the opportunity to earn an annual bonus up to a certain percentage of their annual base salaries, which may be comprised of cash, stock options or a combination of cash and stock options. A significant element of the cash compensation of our executive officers is an annual performance-based cash bonus. An executive’s target bonus is generally set as a percentage of base salary to reward strong performance and retain employees in a competitive labor market. As described in more detail above, bonuses are based on the achievement of significant company goals, including research, development, financial and operational milestones, as well as the achievement of individual goals.

Currently, our executives have bonus targets ranging from 23% to 27% of their base salaries, with the exception of our President and Chief Executive Officer who has a target bonus percentage of 40% of his base salary. In determining bonus awards for each of our executive officers, with the exception of our President and Chief Executive Officer, the compensation committee weighs the achievement of company goals and the achievement of individual goals. The level of bonus compensation typically increases in relation to an executive officer’s responsibilities and ability to meet individual and corporate goals. For a Vice President, 60% of the officer’s total bonus is correlated directly to the level of achievement of our corporate goals while the remaining 40% is correlated to the level of achievement of the officer’s individual goals. For a Senior Vice President and an Executive Vice President, 75% of the officer’s total bonus is correlated directly to the level of achievement of our corporate goals while the remaining 25% is correlated to the level of achievement of the officer’s individual goals. The bonus awarded to our President and Chief Executive Officer is 100% correlated to the level of achievement of our corporate goals. The compensation committee believes that making a significant portion of an executive officer’s bonus contingent on corporate performance more closely aligns the executive officer’s interests with those of our stockholders. However, the award of any bonus is contingent on the compensation committee’s determination that at least 80% of our overall corporate goals have been achieved. The compensation committee may, in its discretion, make exceptions to the 80% minimum threshold.

The target percentages are based on competitive practices for each comparable position in the survey data reviewed. This practice is designed to enable us to attract senior level employees and add an additional compensation opportunity in the form of variable pay. As part of the annual review process, performance of each employee is evaluated against the goals that were established at the beginning of the year. A determination is made as to the percentage of the maximum target bonus to be awarded. Bonus awards for these employees are determined by the compensation committee based on overall corporate performance together with a subjective assessment by their manager of each employee’s achievement of the previously established performance goals which relate to the employee’s area of responsibility.

Annual Bonus Awards Earned in 2006

The amounts of annual bonus awards earned by each of our named executive officers for performance during 2006 was determined in January 2007 by the compensation committee after examining our operating and financial results and evaluating the performance of each executive officer against the corporate goals and each executive officer’s individual goals. For 2006, the compensation committee determined that we achieved in excess of 100% of our corporate goals. In addition, the compensation committee determined that our named executive officers also achieved in excess of 100% of their individual goals.

Based on the achievement of these goals, the compensation committee determined that the amounts of bonus earned by Dr. De Souza, Mr. Beloff, Mr. Bouchard and Mr. Higgons during fiscal year 2006 were $196,560, $60,274, $79,038 and $83,265, respectively. Dr. Gilbert received a prorated annual bonus of $25,065 because he joined us in September 2006. The annual bonuses for 2006 were paid in the form of cash.

Long-Term Incentives

We believe that long-term performance is achieved through an ownership culture that encourages long-term participation by our executive officers in equity-based awards, which we provide in the form of stock options. A stock option becomes valuable only if the value of our common stock increases above the option exercise price and the holder of the option remains employed during the period required for the option to “vest”, thus providing an incentive for an option holder to remain employed by us. In addition, stock options link a portion of an employee’s compensation to stockholders’ interests by providing an incentive to make decisions designed to increase the value of our stock. Our 2001 Stock Plan allows the grant to executive officers of stock options, restricted stock, and other equity-based awards.

The compensation committee grants stock options primarily to reward prior performance but also to retain executive officers and provide incentives for future exceptional performance. The size of the stock option grant increases as the rank of the executive officer increases. For our President and Chief Executive Officer, the stock option grant is the largest element of the total compensation package. We have not adopted stock ownership guidelines. In determining the amount, if any, of stock options to be granted to executive officers, the compensation committee considers numerous factors, including:

•	our financial and operating performance during the relevant period;

•	achievement of non-financial goals;

•	the executive officer’s contribution to our success and anticipated future contributions;

•	the level of competition for executives with comparable skills and experience;

•	a review of compensation for comparable positions with the peer companies included in the Radford survey data;

•	the total number of stock options granted to an executive over the course of his career, together with the retentive effect of additional stock option grants;

•	the executive officer’s total cash compensation; and

•	periodic reviews of the equity holdings of each of our current executive officers.

We typically make an initial award of stock options upon the commencement of employment, as well as part of our annual bonus program and throughout the year in connection with promotions or for special recognition, as further discussed below. All stock options granted to our executive officers are immediately exercisable for shares of restricted common stock, which are subject to our repurchase right that lapses on the same schedule as the vesting schedule of the applicable stock option.

Initial Stock Option Awards

We typically make an initial award of stock options to new executive officers in connection with the commencement of their employment. These grants generally have an exercise price equal to the fair market value of our common stock on the grant date and a vesting schedule of 25% on the first anniversary of the date of hire and quarterly thereafter for the next three years. The initial stock option awards are intended to provide the executive with incentive to build value in the organization over an extended period of time and to maintain competitive levels of total compensation. The size of the initial stock option award is determined based on numerous factors, including the executive’s skills and experience, the executive’s responsibilities with us, internal equity and an analysis of the practices of national and regional companies in the biopharmaceutical industry similar in size to us, as listed above. Our President and Chief Executive Officer is currently authorized by the compensation committee to determine the size of initial stock option grants, subject to the conditions that no option granted pursuant to this authority may be for more than 15,000 shares in any one calendar year and that options for no more than an aggregate of 50,000 shares may be granted within any fiscal quarter. Option grants beyond these parameters require board or compensation committee approval. In addition, only our compensation committee, and not our President and Chief Executive Officer, may award initial stock option grants to any executive with a title of Vice President or higher.

Stock Option Grants as Component of Annual Bonus or Merit-Based Bonus

We have also used stock option awards as a component of our annual bonus program. The compensation committee believes that stock options provide management with a strong link to long-term corporate performance and the creation of stockholder value. Prior to fiscal year 2006, our bonus awards were typically comprised of approximately 50% cash and 50% stock options. Bonus awards for 2006 performance were comprised solely of cash to remain competitive with other biotechnology and pharmaceutical companies.

In addition, if an employee receives a promotion during the year or has performed beyond expectations during a particular year, our President and Chief Executive Officer has the authority to grant stock option awards in connection with the promotion or as special recognition within certain parameters, beyond which compensation committee or board approval is required. Only our compensation committee, and not our President and Chief Executive Officer, may award promotion or special recognition option grants to any executive with a title of Vice President or higher. Generally, these promotion grants begin to vest on the date our President and Chief Executive Officer, or in the instances requiring compensation committee or board approval, such body approves the grant.

Other Compensation

We maintain broad-based benefits and perquisites that are provided to all employees, including health insurance, life and disability insurance, dental insurance, and a 401(k) plan. In addition, we pay or reimburse our President and Chief Executive Officer for up to $10,000, on an after-tax basis, for financial planning services each year that he is employed with us. In particular circumstances, we also utilize cash signing bonuses when certain executives and senior non-executives join us. For example, we paid Dr. De Souza a commencement bonus of $50,000 when he joined us as President and Chief Executive Officer in 2003, and we paid Dr. Gilbert a commencement bonus of $60,000 when he joined us in 2006. Whether a signing bonus is paid and the amount thereof is determined on a case-by-case basis under the specific hiring circumstances. The bonuses paid to Drs. De Souza and Gilbert were approved by our board of directors and considered reasonable forms of compensation when considering the high caliber of service the company was obtaining in hiring these two executives. In addition, we may assist with certain expenses associated with an executive joining and maintaining their employment with us. For example, we may, if approved by the compensation committee, reimburse our executive officers for travel expenses incurred in connection with conducting business on our behalf and relocation expense.

We believe that these forms of compensation create additional incentives for an executive to join our company in a position where there is high market demand.

Termination Based Compensation

Errol De Souza, Ph.D., President and Chief Executive Officer

Pursuant to the terms of our employment agreement with Dr. De Souza, he is entitled to 12 months’ severance at a rate equal to his then-current base salary, a pro-rated portion of his annual bonus target, and continuation of his health insurance coverage for a period of 12 months in the event that his employment is terminated under the circumstances discussed below under “— Potential Payments Upon Termination or Change in Control”. The board of directors approved this severance package as both reasonable and generally in line with severance packages negotiated with chief executive officers of similarly situated companies based on the caliber of service and experience Dr. De Souza brings to the company and the competitiveness we faced in filling this position.

Duncan Higgons, Executive Vice President, Business Operations

Pursuant to the terms of our employment agreement with Mr. Higgons, he is entitled to nine months’ severance at a rate equal to his then-current base salary, and a pro-rated portion of his annual bonus target in the event that his employment is terminated under the circumstances discussed below under “— Potential Payments Upon Termination or Change in Control”. In addition, the vesting of the stock option award granted to Mr. Higgons at the time he commenced employment with us will continue for the nine-month severance period. The board of directors approved this severance package based on the caliber of service Mr. Higgons brings to the company and the competitiveness we faced in filling this position.

Our Other Named Executive Officers

None of our other executive officers has any severance or change in control arrangements with us.

Relationship of Elements of Compensation

Our compensation structure is primarily comprised of base salary, annual performance bonus and stock options. In setting executive compensation, the compensation committee considers the aggregate compensation payable to an executive officer and the form of the compensation. The compensation committee seeks to achieve an appropriate balance between immediate cash rewards and long-term financial incentives for the achievement of both annual and long-term financial and non-financial objectives.

The compensation committee currently utilizes stock options as a substantial component of compensation because we currently have no revenue or earnings and expect this to be the case for the foreseeable future. Our mix of cash and non-cash compensation balances our need to limit cash expenditures with the expectations of those individuals that we hope to recruit and retain as employees.

The compensation committee manages the expected impact of salary increases and performance bonuses by requiring that the size of any salary increases and bonuses be tied to the attainment of corporate and individual goals. For example, the size of each employee’s bonus is determined not only by individual performance, but also by whether we have met our corporate goals.

The compensation committee views the award of stock options as a primary long-term retention benefit. The compensation committee has made the award of stock options a significant component of total compensation and also ties the earning of these awards to long-term vesting schedules, generally four years. If an employee leaves our employ before the completion of the vesting period, then that employee would not receive any benefit from the non-vested portion of his award. We believe that this feature makes it more attractive to remain as our employee and these arrangements do not require substantial cash payments by us.

The compensation committee reviews from time to time the mix of the compensation elements for executive officers against comparable companies in our industry and geographic location. The size and mix of each element in a compensation package is based on the impact of the position on the company, market practice and overall corporate and individual performance relative to stated corporate goals. The level of incentive compensation typically increases in relation to an executive officer’s responsibilities and ability to meet individual and corporate goals. The compensation committee believes that making a significant portion of an executive officer’s compensation contingent on corporate performance more closely aligns the executive officer’s interests with those of our stockholders.

The compensation committee may decide, as appropriate, to modify the mix of base salary, annual and long-term incentives to best fit an executive officer’s specific circumstances or if required by competitive market conditions for attracting and retaining skilled personnel. For example, the compensation committee may make the decision to award more cash and not award a stock option. The compensation committee may also decide to award additional stock options to an executive officer if the total number of stock option grants received during an individual’s employment with us does not adequately reflect the executive’s current position. We believe that this discretion and flexibility allows the compensation committee to better achieve our compensation objectives.

Compensation Actions in 2007

On January 25, 2007, the compensation committee approved annual bonus awards for performance during 2006, which are discussed above and reflected below in the Summary Compensation Table. At this time, the compensation committee also approved annual base salary increases for 2007. These base salary increases for our named executive officers are set forth below.

	2006 Base	2007 Base
	Salary	Salary	Increase
Name	($)	($)	(%)

Errol De Souza, Ph.D.	420,000	441,000	5.0
President and Chief Executive Officer
Gregg Beloff	234,400	245,000	4.5
Vice President, Chief Financial Officer, Secretary and Treasurer
Page Bouchard, D.V.M	254,000	267,000	5.1
Senior Vice President, Discovery and Preclinical Development
James Gilbert, M.D.	300,000	300,000	— (1)
Senior Vice President, Chief Medical Officer
Duncan Higgons	285,000	300,000	5.3
Executive Vice President, Business Operations

(1)	Dr. Gilbert was not eligible for a base salary increase in 2007 because he joined us in September 2006.

In making these salary adjustments, the compensation committee considered the market data presented by management based on Radford survey benchmarking.

In addition, on March 8, 2007, the board of directors granted Mr. Beloff options to purchase 25,000 shares of common stock and Dr. Bouchard options to purchase 20,000 shares of common stock, at an exercise price of $2.20 per share, representing the fair market value on the date of grant. Also, on July 23, 2007, the board of directors granted Mr. Higgons options to purchase 30,000 shares of common stock, and Dr. Gilbert options to purchase 20,000 shares of common stock, at an exercise price of $6.40 per share, representing the fair market value on the date of grant. These stock options were recommended by our President and Chief Executive Officer and approved by the board of directors based on an evaluation by the board of directors of each executive’s equity ownership in the company relative to their role with us in comparison to other executives in the industry, to recognize their contributions to us, as well as increases in their responsibilities and for retention purposes. The grants to Mr. Beloff and Mr. Bouchard were made primarily to bring their holdings to an appropriate level in comparison to our other executive officers and industry data and as an incentive for ongoing contributions to our company. Mr. Higgons’ option grant was made primarily in recognition of his past and ongoing contributions to our company and as an incentive for ongoing contributions. Dr. Gilbert received his option grant primarily to increase his equity position based on his role with our company and as an incentive for ongoing contributions to us.

Also on July 23, 2007, the board of directors granted Dr. De Souza a stock option for 100,000 shares of common stock at an exercise price of $6.40 per share, representing the fair market value on the date of grant. The board of directors believed that this grant was appropriate to maintain the competitiveness of Dr. De Souza’s total compensation package. As a result of the full vesting in April 2007 of Dr. De Souza’s hiring grant of 425,000 shares, annual vesting of that grant ceased to add value to Dr. De Souza’s total compensation. To replace this value and maintain the competitiveness of his compensation, and as an incentive for ongoing contributions to our company, the board of directors made this option grant.

The options granted on March 8, 2007, vest as to 25% of the shares on March 8, 2008, and as to an additional 6.25% quarterly thereafter. The options granted on July 23, 2007, vest as to 25% of the shares on June 7, 2008, and as to an additional 6.25% quarterly thereafter. All of the above options are immediately exercisable for shares of restricted stock, subject to our repurchase right that lapses based on the same vesting schedule as the option.

Conclusion

Our compensation policies are designed and are continually being developed to retain and motivate our executive officers and to reward them for outstanding individual and corporate performance.

Summary Compensation Table

The following table shows the compensation paid or accrued during the fiscal year ended December 31, 2006, to (1) our President and Chief Executive Officer, (2) our Chief Financial Officer and (3) our three most highly compensated executive officers, other than our President and Chief Executive Officer and our Chief Financial Officer. We refer to these officers as our named executive officers.

Name and Principal		Salary	Bonus		Option Awards		All Other
Position	Year	($)	($)		($)(1)		Compensation($)	Total($)

Errol De Souza, Ph.D.	2006	421,173	196,560	(2)	74,163	(3)	17,200 (4)	709,096
President and Chief Executive Officer
Gregg Beloff	2006	235,237	60,274	(2)	7,962	(3)	—	303,473
Vice President, Chief Financial Officer, Secretary and Treasurer
Page Bouchard, D.V.M.	2006	255,641	79,038	(2)	10,009	(3)	—	344,688
Senior Vice President, Discovery and Preclinical Development
James Gilbert, M.D.(5)	2006	80,535	85,065	(6)	566	(3)	—	166,166
Senior Vice President, Chief Medical Officer
Duncan Higgons(7)	2006	251,363	83,265	(2)	17,739	(3)	—	352,367
Executive Vice President, Business Operations

(1)	See Note 8 to our audited financial statements for the year ended December 31, 2006 included elsewhere in this prospectus for details as to the assumptions used to calculate the fair value of the option awards. Our executive officers will not realize the value of these awards in cash until these awards are exercised and the underlying shares are subsequently sold. See also our discussion of stock-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.”

(2)	Represents a cash bonus for performance during the fiscal year ended December 31, 2006, which was paid in 2007.

(3)	Represents compensation expense in 2006, calculated in accordance with SFAS 123(R).

(4)	Consists of $10,000 reimbursed to Dr. De Souza for his procurement of financial planning services and $7,200 reimbursed to Dr. De Souza as a tax gross-up associated with the reimbursement for the financial planning services. We have agreed to pay or reimburse Dr. De Souza for up to $10,000, on an after-tax basis, for financial planning services each year that he is employed with us.

(5)	Dr. Gilbert commenced employment with us in September 2006.

(6)	Consists of a $25,065 pro-rated cash bonus for performance during the fiscal year ended December 31, 2006, which was paid in 2007, and a $60,000 sign-on bonus.

(7)	Mr. Higgons commenced employment with us in February 2006.

2006 Grants of Plan-Based Awards

The following table shows information regarding grants of equity awards during the fiscal year ended December 31, 2006, to our named executive officers. The equity awards were issued under our 2001 Stock Plan.

			All Other Option
			Awards: Number of
			Securities		Grant Date Fair
			Underlying	Exercise or Base	Value of Option
	Grant	Approval	Options	Price of Option	Awards
Name	Date	Date	(#)	Awards ($/Sh)	($)(1)

Errol De Souza, Ph.D.	1/23/06		7,358	1.00	4,761
President and Chief Executive Officer
Gregg Beloff	1/23/06		2,125	1.00	1,375
Vice President, Chief Financial Officer, Secretary and Treasurer
Page Bouchard, D.V.M	1/23/06		3,500	1.00	2,264
Senior Vice President, Discovery	1/23/06		2,000	1.00	1,294
and Preclinical Development	6/2/06		10,000	1.00	6,578
James Gilbert, M.D.	11/29/06	9/8/06	40,000	1.00	25,845
Senior Vice President, Chief Medical Officer
Duncan Higgons	2/1/06	12/9/05	120,000	1.00	77,774
Executive Vice President, Business Operations

(1)	See Note 8 to our audited financial statements for the year ended December 31, 2006 included elsewhere in this prospectus for details as to the assumptions used to calculate the fair value of the option awards. Our executive officers will not realize the value of these awards in cash until these awards are exercised and the underlying shares are subsequently sold. See also our discussion of stock-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.”

Employment Agreement with Dr. De Souza

We entered into an employment agreement with Errol De Souza, our President and Chief Executive Officer, in March 2003, pursuant to which he commenced employment with us in April 2003. Dr. De Souza’s annual base salary is currently $441,000. Dr. De Souza’s base salary is annually reviewed for increases, but not decreases by the board of directors. Pursuant to the agreement, Dr. De Souza has the opportunity to earn an annual performance bonus for each calendar year he is employed by us of up to 40% of his base salary based on the achievement of criteria agreed to by Dr. De Souza and the board of directors, or its designees, by January 31 of each year. If all of the criteria for the award of any annual bonus are exceeded in any calendar year, the board, in its sole discretion may award an amount that exceeds the 40% target. The amount and components of any bonus award are determined in the sole discretion of the board, or its designee, and is based 50% on company-wide performance and 50% on Dr. De Souza’s individual performance. Dr. De Souza also received a sign-on bonus of $50,000 in connection with the commencement of his employment with us.

Upon appointment as our President and Chief Executive Officer, and as provided in the employment agreement, Dr. De Souza was granted a stock option to purchase 425,000 shares of our common stock at an exercise price of $1.00 per share. The option vested as to 25% of the shares on April 1, 2004, the first anniversary of the date of grant, and as to an additional 6.25% of the shares quarterly thereafter and completed vesting on April 1, 2007. Dr. De Souza is also eligible to receive on an annual basis, and has received, additional grants of stock options, as determined in the sole discretion of the board of directors. The stock options held by Dr. De Souza, as well as all stock options held by our other executive officers and directors, are immediately exercisable for shares of restricted stock, subject to our repurchase right that lapses based on the vesting schedule of the applicable option.

Pursuant to the terms of the employment agreement, we also agreed to reimburse Dr. De Souza for up to a total of $220,000, on an after-tax basis, for his reasonable expenses incurred in connection with relocating to the Boston, Massachusetts area and we reimburse Dr. De Souza for reasonable travel expenses and other disbursements incurred by Dr. De Souza for or on our behalf in connection with the performance of his duties as our President and Chief Executive Officer. In addition, we pay or reimburse Dr. De Souza up to $10,000, on an after-tax basis, for financial planning services each year that he is employed with us.

Dr. De Souza’s employment agreement has an original term of five years from his commencement of employment on April 1, 2003, provided that on the fifth anniversary and each anniversary thereafter, the term of Dr. De Souza’s employment will be automatically extended for additional one year periods unless either Dr. De Souza or we provide written notice that the automatic extension will not occur at least 90 days prior to the relevant anniversary date. The employment agreement is terminable by both Dr. De Souza and us in the circumstances described below under “ — Potential Payments Upon Termination or Change in Control”.

As a condition of employment, Dr. De Souza has entered into a non-competition, confidentiality and inventions agreement pursuant to which he has agreed not to compete with us for a period of 12 months after the termination of his employment.

Employment Agreement with Mr. Higgons

We entered into an employment agreement with Duncan Higgons, our Executive Vice President, Business Operations, in December 2005, pursuant to which he commenced employment with us on February 2006. Mr. Higgons’ annual base salary is currently $300,000. Pursuant to the agreement, Mr. Higgons has the opportunity to earn an annual performance bonus for each calendar year he is employed by us of up to 27% of his base salary based 75% on the achievement of the corporate goals and 25% on achievement of the individual goals established for the applicable year. If all of the criteria for the award of any annual bonus are exceeded in any calendar year, the board, upon the recommendation of the compensation committee, may award an amount that exceeds the 27% target. The amount and components of any bonus award are determined in the sole discretion of the compensation committee.

Upon appointment as our Executive Vice President, Business Operations, and as provided in the employment agreement, Mr. Higgons was granted a stock option to purchase 120,000 shares of our common stock at an exercise price of $1.00 per share. The option vested as to 25% of the shares on February 1, 2007, the first anniversary of the date of grant, and vests as to an additional 6.25% of the shares quarterly thereafter. The stock option is immediately exercisable for shares of restricted stock, subject to our repurchase right that lapses based on the same vesting schedule of the option. In 2006, Mr. Higgons exercised the stock option and received shares of restricted common stock. As further discussed below, in the event Mr. Higgons is terminated without cause, as defined in the employment agreement, he is entitled to receive severance payments and the continued vesting of this stock option for the nine-month severance period. Mr. Higgons’ employment agreement does not have a defined term.

As a condition of employment, Mr. Higgons has entered into a non-competition, confidentiality and inventions agreement pursuant to which he has agreed not to compete with us for a period of 12 months after the termination of his employment.

Offer Letters with our Other Named Executive Officers

Gregg Beloff. Pursuant to a letter agreement dated November 14, 2003 between us and Mr. Beloff, we agreed to employ Mr. Beloff as Chief Financial Officer, beginning in December 2003. Mr. Beloff’s annual base salary is currently $245,000. Under the terms of the letter agreement and our bonus program, Mr. Beloff is eligible to receive an annual bonus of up to 25% of his base salary based 75% on the achievement of the corporate goals and 25% on achievement of the individual goals established for the applicable year. If all of the criteria for the award of any annual bonus are exceeded in any calendar year, the board, upon the recommendation of the compensation committee, may award an amount that exceeds the 25% target. Upon his appointment as Chief Financial Officer, and as provided in the letter agreement, Mr. Beloff was granted a stock option to purchase 35,000 shares of our common stock at an exercise price of $1.00 per share. The option vested as to 25% of the shares on December 15, 2004, the first anniversary of the date of grant, and vests as to an additional 6.25% of the shares quarterly thereafter. The stock option is immediately exercisable for shares of restricted stock, subject to our repurchase right that lapses based on the same vesting schedule as the option.

Page Bouchard, D.V.M. Pursuant to a letter agreement dated August 24, 2004 between us and Dr. Bouchard, we agreed to employ Dr. Bouchard as Senior Vice President, Preclinical Drug Discovery and Development, beginning in November 2004. In 2006, Dr. Bouchard was promoted to Senior Vice President, Discovery and Preclinical Development. Dr. Bouchard’s annual base salary is currently $267,000. Under the terms of the letter agreement and our bonus program, Dr. Bouchard is eligible to receive an annual bonus of up to 27% of his base salary based 75% on the achievement of the corporate goals and 25% on achievement of the individual goals established for the applicable year. If all of the criteria for the award of any annual bonus are exceeded in any calendar year, the board, upon the recommendation of the compensation committee, may award an amount that exceeds the 27% target. Upon his appointment as Senior Vice President, Preclinical Drug Discovery and Development, and as provided in the letter agreement, Dr. Bouchard was granted a stock option to purchase 40,000 shares of our common stock at an exercise price of $1.00 per share. The option vested as to 25% of the shares on November 1, 2005, the first anniversary of the date of grant, and vests as to an additional 6.25% of the shares quarterly thereafter. The stock option is immediately exercisable for shares of restricted stock, subject to our repurchase right that lapses based on the same vesting schedule as the option.

James Gilbert, M.D. Pursuant to a letter agreement dated September 8, 2006 between us and Dr. Gilbert, we agreed to employ Dr. Gilbert as Senior Vice President, Chief Medical Officer beginning in September 2006. Dr. Gilbert’s annual base salary is currently $300,000. Under the terms of the letter agreement and our bonus program, Dr. Gilbert is eligible to receive an annual bonus of up to 27% of his base salary based 75% on the achievement of the corporate goals and 25% on achievement of the individual goals established for the applicable year. If all of the criteria for the award of any annual bonus are exceeded in any calendar year, the board, upon the recommendation of the compensation committee, may award an amount that exceeds the 27% target. Upon his appointment as Senior Vice President, Chief Medical Officer, and as provided in the letter agreement, Dr. Gilbert was granted a stock option to purchase 40,000 shares of our common stock at an exercise price of $1.00 per share. The option vests as to 25% of the shares on September 25, 2007, the first anniversary of the start of his employment, and vests as to an additional 6.25% of the shares quarterly thereafter. The stock option is immediately exercisable for shares of restricted stock, subject to our repurchase right that lapses based on the same vesting schedule as the option. In addition, in connection with the commencement of his employment with us, we paid Dr. Gilbert a $60,000 sign-on bonus.

As a condition of employment, each of these executive officers has entered into a non-competition, confidentiality and inventions agreement pursuant to which he has agreed not to compete with us for a period of 12 months in the case of Dr. Gilbert, and six months in the case of Mr. Beloff and Dr. Bouchard, after the termination of his employment.

Fiscal Year 2006 Option Awards to Named Executive Officers

Initial Stock Option Grants

On February 1, 2006 and November 29, 2006, we granted Mr. Higgons and Dr. Gilbert, respectively, stock options in connection with their commencement of employment with us. These stock option grants were granted under our 2001 Stock Plan with an exercise price of $1.00 per share, the fair market value of our common stock on the date of grant. Subject to the terms of the 2001 Stock Plan and the option agreements executed in connection with these grants, all of the options vest as to 25% of the shares on the first anniversary of the start of employment and as to 6.25% quarterly thereafter and are immediately exercisable for shares of restricted stock, subject to our repurchase right that lapses based on the same vesting schedule as the applicable option. In 2006, Mr. Higgons exercised his option and received shares of restricted common stock. The amounts of the initial stock option grants to Mr. Higgons and Dr. Gilbert were determined based on numerous factors, including these executives’ skills and experience, responsibilities with us, internal equity and an analysis of the practices of national and regional companies in the biopharmaceutical industry similar in size to us.

Stock Option Grants Issued as Component of Bonus for 2005 Performance

On January 23, 2006, the compensation committee approved bonus awards for 2005 performance which included stock option grants to our executive officers. These option grants were awarded under our 2001 Stock Plan with an exercise price of $1.00 per share, the fair market value on the date of grant, and vested in full on January 23, 2007.

Promotion Grant to Page Bouchard

On June 2, 2006, the board of directors granted Dr. Bouchard a stock option to purchase 10,000 shares of common stock in connection with his promotion as Senior Vice President, Discovery and Preclinical Development. The grant was made under our 2001 Stock Plan at an exercise price of $1.00 per share, the fair market value on the date of grant. The option vested as to 25% of the shares on the first anniversary of the date of grant and vests as to 6.25% of the shares quarterly thereafter, and is immediately exercisable for shares of restricted stock, subject to our repurchase right that lapses based on the same vesting schedule as the option.

Outstanding Equity Awards at Fiscal 2006 Year-End

The following table shows grants of stock options outstanding on December 31, 2006, the last day of the fiscal year, held by each of our named executive officers.

Option Awards	Stock Awards
Equity
Incentive
Number	Plan Awards:	Market
of	Number of	Number of	Number	Value of
Securities	Securities	Securities	of Shares or	Shares or
Underlying	Underlying	Underlying	Units of	Units of
Unexercised	Unexercised	Unexercised	Option	Stock That	Stock That
Options	Options	Unearned	Exercise	Option	Have Not	Have Not
(#)	(#)	Options	Price	Expiration	Vested	Vested
Name	Exercisable	Unexercisable(1)	(#)	($)	Date	(#)	($)(2)

Errol De Souza, Ph.D.	273,437	53,125	(3)	—	1.00	4/1/13	—	—
President and Chief Executive Officer
19,200	(4)	—	—	1.00	1/20/15	—	—
13,125	16,875	(5)	—	1.00	1/20/15	—	—
—	—	45,000	(6)	1.00	8/2/15	—	—
—	7,358	(7)	—	1.00	1/23/16	—	—
Gregg Beloff	26,250	8,750	(8)	—	1.00	12/15/13	—	—
Vice President, Chief Financial	3,144	(4)	—	—	1.00	1/20/15	—	—
Officer, Secretary and Treasurer	2,187	2,812	(9)	—	1.00	1/20/15	—	—
—	2,125	(7)	—	1.00	1/23/16	—	—
Page Bouchard, D.V.M.	20,000	20,000	(10)	—	1.00	11/1/14	—	—
Senior Vice President, Discovery	—	3,500	(7)	—	1.00	1/23/16	—	—
and Preclinical Development	—	2,000	(11)	—	1.00	1/23/16	—	—
—	10,000	(12)	—	1.00	6/2/16	—	—
James Gilbert, M.D.	—	40,000	(13)	—	1.00	11/29/16	—	—
Senior Vice President, Chief Medical Officer
Duncan Higgons	—	—	—	—	—	120,000	(14)	$1,560,000
Executive Vice President, Business Operations

(1)	All stock options granted to our executive officers are immediately exercisable for shares of restricted common stock, which are subject to our repurchase right that lapses on the same schedule as the vesting schedule of the applicable stock option.

(2)	The market value of the stock awards is determined by multiplying the number of shares times $13.00, which represents the midpoint of the price range set forth on the cover page of this prospectus.

(3)	Represents the unexercised portion of an option to purchase 425,000 shares of common stock, which vested as to 25% of the shares on April 1, 2004 and as to an additional 6.25% of the shares quarterly thereafter, and is currently fully vested.

(4)	The option vested in full on January 20, 2006.

(5)	Represents the unvested portion of an option to purchase 30,000 shares of common stock, which vested as to 25% of the shares on January 20, 2006 and vests as to an additional 6.25% of the shares quarterly thereafter.

(6)	Represents an option to purchase 45,000 shares of common stock, the vesting of which, as of December 31, 2006, commenced upon the completion of our initial public offering and was scheduled to vest quarterly thereafter over 18 months from the completion of our initial public offering. In June 2007, the board of directors approved an amendment to the vesting schedule of this option that removes the contingency of an initial public offering and provides that the option will vest quarterly as to 1/8th of the shares, with the first tranche to vest on September 7, 2007.

(7)	The option vested in full on January 23, 2007.

(8)	Represents the unvested portion of an option to purchase 35,000 shares of common stock, which vested as to 25% of the shares on December 15, 2004 and vests as to an additional 6.25% quarterly thereafter.

(9)	Represents the unvested portion of an option to purchase 5,000 shares of common stock, which vested as to 25% of the shares on January 20, 2006 and vests as to an additional 6.25% quarterly thereafter.

(10)	Represents the unvested portion of an option to purchase 40,000 shares of common stock, which vested as to 25% of the shares on November 1, 2005 and vests as to an additional 6.25% quarterly thereafter.

(11)	The option vested as to 25% of the shares on January 23, 2007 and vests as to an additional 6.25% quarterly thereafter.

(12)	The option vested as to 25% of the shares on June 2, 2007 and vests as to an additional 6.25% quarterly thereafter.

(13)	The option vests as to 25% of the shares on September 25, 2007 and vests as to an additional 6.25% quarterly thereafter.

(14)	Represents shares of common stock subject to our repurchase right that lapsed as to 25% of the shares on February 1, 2007 and lapses as to an additional 6.25% quarterly thereafter.

2006 Option Exercises and Stock Vested

The only stock options exercised by our named executive officers during fiscal year 2006 were for shares of restricted stock and are disclosed above under “— Outstanding Equity Awards at Fiscal 2006 Year-End.”

Pension Benefits

We do not have any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

We do not have any non-qualified defined contribution plans or other deferred compensation plans.

Potential Payments Upon Termination or Change in Control

Termination of Employment and Change in Control Arrangements

The terms of our employment agreements with our President and Chief Executive Officer and our Executive Vice President, Business Operations obligate us to make certain payments and provide certain benefits to these officers in the event of a change in control or termination in the case of Dr. De Souza, or in the event of a termination in the case of Mr. Higgons. The following information and tables summarize the potential payments to each of these executive officers assuming that one of the following described events occurs. The tables assume that the event occurred on December 29, 2006, the last business day of our fiscal year.

None of our other executive officers has any severance or change in control arrangements with us.

Dr. De Souza, President and Chief Executive Officer

Termination Provisions of our Employment Agreement with Dr. De Souza

We may terminate our employment agreement with Dr. De Souza for cause, as defined below, without cause, or by providing written notice to Dr. De Souza following Dr. De Souza’s failure due to illness, accident or any other physical or mental incapacity to perform the essential functions of his position for 90 consecutive days or an aggregate of 120 days within any period of 365 consecutive days during the term of the employment agreement, which we refer to as a disability termination.

Dr. De Souza may terminate the employment agreement with good reason, as defined below, or without good reason.

Either we or Dr. De Souza may initiate a termination for any of the above reasons by providing the other party with written notice. The effective date of any termination will be deemed the later of the date on which the termination notice is given and the date specified as the effective date in the termination notice; provided, that in the event of a disability termination, the termination date will be 30 days after receipt by Dr. De Souza or us of the termination notice stating that the termination is a disability termination.

Our employment agreement will terminate immediately upon the death of Dr. De Souza.

As defined in Dr. De Souza’s employment agreement, “cause” means any of the following:

•	a continuing failure by Dr. De Souza to render services to us in accordance with his assigned duties, other than failures resulting from Dr. De Souza’s disability;

•	any act or omission by Dr. De Souza involving willful misconduct or gross negligence which results in material harm to us;

•	Dr. De Souza’s commission of any felony or any fraud, financial wrongdoing, willful disloyalty, deliberate dishonesty or breach of fiduciary duty in connection with the performance of Dr. De Souza’s obligations to us and which materially and adversely affects our business activities, reputation, or goodwill;

•	Dr. De Souza’s deliberate disregard of one of our rules or policies which materially and adversely affects our business activities, reputation, or goodwill; or

•	Dr. De Souza’s material breach of his employment agreement.

In the event of a termination for cause, Dr. De Souza will be given the opportunity within 30 days of the receipt of the notice of termination, which will specify the basis for the decision to terminate Dr. De Souza for cause, to meet with the board of directors to defend the act or acts, or failure to act, and Dr. De Souza will be given 15 days after such meeting to cure such act, or failure to act, to the board’s reasonable satisfaction. If Dr. De Souza fails to cure the act or failure to act within this 15 day period, his employment will be deemed terminated for cause.

As set forth in the employment agreement, any termination of employment initiated by Dr. De Souza within 90 days following the occurrence, without Dr. De Souza’s prior written consent, of any of the following events will be deemed a termination with “good reason” and we will be given at least 30 days prior written notice of any such termination and will have 15 days after such notice to cure the occurrence:

•	the appointment of a president or chief executive officer other than Dr. De Souza to serve in such position(s) during the term of the employment agreement without Dr. De Souza’s consent;

•	any material reduction in Dr. De Souza’s responsibilities or authority, including, without limitation, a change in the lines of reporting such that Dr. De Souza no longer reports to the board of directors;

•	a reduction in Dr. De Souza’s compensation except a reduction in connection with a reduction in compensation of our other executives at the level of senior management or with Dr. De Souza’s consent;

•	a material breach by us of the employment agreement;

•	any failure by us to have the employment agreement explicitly assumed by a successor;

•	any material reduction in Dr. De Souza’s welfare benefits in the aggregate, other than any across the board reduction imposed on substantially all other members of our senior management; or

•	any relocation of Dr. De Souza’s principal office location to a location more than 35 miles from the Boston metropolitan areas.

Potential Payments to Dr. De Souza in the Event of Termination or a Change in Control

Termination Prior to a Change in Control

Prior to a change in control, if Dr. De Souza’s employment is terminated by us without cause or by Dr. De Souza with good reason, Dr. De Souza will be entitled to receive severance pay in an amount equal to 12 months of his base salary, contingent upon Dr. De Souza executing a general release of all claims against us and our officers, directors, employees and affiliates, and a pro-rated amount of his annual target bonus with respect to the year in which the termination occurs. These payments will be paid to Dr. De Souza in cash in a lump sum within 30 days of the termination of employment. In addition, we will continue to provide Dr. De Souza with group health insurance and pay the premium, as in effect on the date of his termination, for a period of 12 months following his termination. Dr. De Souza’s employment agreement also provides that in the event Dr. De Souza is terminated without cause or with good reason, the unvested portion of Dr. De Souza’s April 1, 2003 option grant will immediately vest with respect to the additional number of shares that would have vested over the 24 months following his termination. The April 1, 2003 option granted to Dr. De Souza completed vesting on April 1, 2007, and, as a result, the acceleration provision related to this stock option is of no further effect. However, if Dr. De Souza had been terminated on December 29, 2006, the remaining unvested shares subject to this option on that date would have vested pursuant to this acceleration provision, as set forth below.

Termination Upon or Subsequent to a Change in Control

Upon or subsequent to a change in control, if Dr. De Souza’s employment is terminated by us without cause or by Dr. De Souza with good reason, Dr. De Souza will be entitled to the same payments set for above under “Termination Prior to a Change in Control”. Under these circumstances, any unvested portion of his April 1, 2003 option grant would also immediately vest in full, which would have resulted in the acceleration of vesting of the shares noted below on December 29, 2006. As noted above, however, because this option is now fully vested, this acceleration provision has no further effect. Payment of these benefits is subject to Dr. De Souza’s execution of a general release of all claims against us and our officers, directors, employees and affiliates.

Termination in the Event of Death or Disability

In the event of Dr. De Souza’s termination due to his death or disability, Dr. De Souza, or his estate or representatives, will be entitled to receive a pro-rated amount of his target annual bonus with respect to the year in which the termination occurs. Under these circumstances, the unvested portion of Dr. De Souza’s April 1, 2003 option grant would have immediately vested with respect to the additional number of shares that would have vested over the 12 months following his termination. Because the option granted to Dr. De Souza on April 1, 2003 is currently fully vested, the foregoing provision has no further effect. If Dr. De Souza had been terminated on December 29, 2006 under these circumstances, however, the unvested shares subject to this option on that date would have vested to the extent set forth in the below table. Payment of these benefits is subject to Dr. De Souza, or his representatives, executing a general release of all claims against us and our officers, directors, employees and affiliates.

Payments to Dr. De Souza in the Event Termination Occurred on December 29, 2006

The following table summarizes the potential payments to Dr. De Souza assuming one of the events described above occurred on December 29, 2006, the last business day of our fiscal year.

		Termination Without
	Termination Without	Cause or With Good
	Cause or With Good	Reason Upon or	Termination in the
Benefits Upon	Reason Prior to a	Subsequent to a	Event of Death or
Termination	Change in Control	Change in Control	Disability

Base salary($)	420,000	420,000	—
Bonus($)	168,000	168,000	168,000
Continuation of health insurance($)	10,605	10,605	—
Value of accelerated option vesting($)(1)(2)	—	637,500	—

Total($)	598,605	1,236,105	168,000

(1)	Value upon termination is calculated using a value of our common stock of $13.00 per share, which represents the midpoint of the price range set forth on the cover page of this prospectus.

(2)	The stock option subject to the acceleration provisions in Dr. De Souza’s employment agreement completely vested on April 1, 2007. As a result, Dr. De Souza is no longer entitled to accelerated vesting in connection with any of his stock options.

Mr. Higgons, Executive Vice President, Business Operations

Termination Provisions of our Employment Agreement with Mr. Higgons

Our employment agreement with Mr. Higgons is terminable by either Mr. Higgons or us at any time for any reason.

Potential Payments to Mr. Higgons in the Event of Termination Without Cause

In the event Mr. Higgons’ employment with us is terminated for any reason, other than for cause, as defined below, he will be entitled to receive severance pay in an amount equal to nine months of his base salary, and a pro-rated amount of his annual target bonus with respect to the year in which his termination occurs. In addition, the vesting of the option grant to Mr. Higgons on February 1, 2006 will continue to vest for the nine-month period following his termination. Mr. Higgons’ employment agreement also provided that, in the event a change in control occurred within one year of Mr. Higgons’ start date, the stock option granted to him on February 1, 2006 would vest immediately for the amount of shares that would have vested over the following 12 months. Because no change in control occurred during Mr. Higgons’ first year of employment with us, this provision is of no further effect. However, if a change in control had occurred on December 29, 2006, Mr. Higgons’ would have received the benefit of this acceleration provision to the extent set forth in the below table.

As defined in Mr. Higgons’ employment agreement, “cause” means any of the following:

•	a continuing failure by Mr. Higgons to render services to us in accordance with his assigned duties, other than failures resulting from Mr. Higgons’ disability;

•	any act or omission by Mr. Higgons involving misconduct or negligence which results in material harm to us;

•	Mr. Higgons’ commission of any felony or any fraud, financial wrongdoing, disloyalty, dishonesty or breach of fiduciary duty in connection with the performance of Mr. Higgons’ obligations to us and which adversely affects our business activities, reputation, or goodwill;

•	Mr. Higgons’ deliberate disregard of one of our rules or policies which materially and adversely affects our business activities, reputation, or goodwill; or

•	Mr. Higgons’ material breach of his employment agreement.

In the event of a termination for cause, Mr. Higgons will be given the opportunity within 15 calendar days of the receipt of the notice of termination, which will specify the basis for the decision to terminate Mr. Higgons for cause, to meet with the board of directors, or its designee, to defend the act or acts, or failure to act, and Mr. Higgons will be given 15 calendar days after such meeting to cure such act, or failure to act, to the board’s, or its designee’s, reasonable satisfaction. If Mr. Higgons fails to cure the act or failure to act within this 15 day period, his employment will be deemed terminated for cause.

Payments to Mr. Higgons in the Event Termination Occurred on December 29, 2006

The following table summarizes the potential payments to Mr. Higgons assuming he had been terminated without cause on December 29, 2006, the last business day of our fiscal year.

	Termination	Change in Control Prior
Benefits Upon Termination	Without Cause	to February 1, 2007(2)

Base salary($)	213,750	—
Bonus($)	76,950	—
Value of continued option vesting($)(1)	360,000	—

Total($)	650,700

(1)	Value upon termination is calculated using a value of our common stock of $13.00 per share, which represents the midpoint of the price range set forth on the cover page of this prospectus.

(2)	The change in control acceleration provision applicable to Mr. Higgons’ February 1, 2006 option grant applied only if a change on control occurred within the first year of Mr. Higgons’ employment with us, or on or before February 1, 2007, and is thus no longer in effect.

2006 Director Compensation

The following table sets forth a summary of the compensation earned by our directors, other than Dr. De Souza:

	Option
	Awards		Total
Name	($)(1)		($)

Peter Barrett, Ph.D.(2)	—		—
Alex Barkas, Ph.D.(2)	—		—
Lawrence Best(3)	3,604	(4)	3,604
Frank Douglas(5)	1,999	(4)	1,999
Steven Holtzman(6)	433	(4)	433
John Maraganore, Ph.D.(7)	1,146	(4)	1,146
Corey Mulloy(2)	—		—
Michael Ross, Ph.D.(2)	—		—
Robert Stein, M.D., Ph.D.(8)	—		—

(1)	See Note 8 to our audited financial statements for the year ended December 31, 2006 included elsewhere in this prospectus for details as to the assumptions used to calculate the fair value of the option awards. Our directors will not realize the value of these awards in cash until these awards are exercised and the underlying shares are subsequently sold. See also our discussion of stock-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.”

(2)	Prior to this offering, we have not compensated the members of our board of directors who are appointed by our preferred stockholders.

(3)	As of December 31, 2006, the last day of our fiscal year, Mr. Best held options to purchase 12,600 shares of common stock, of which 3,800 were vested and 8,800 were unvested but immediately exercisable for shares of restricted stock which are subject to our repurchase right that lapses in accordance with the vesting schedule of the applicable option grant.

(4)	Represents compensation expense in 2006, calculated in accordance with SFAS 123(R).

(5)	Mr. Douglas resigned from the board of directors on April 25, 2006. All of Mr. Douglas’ options, to the extent vested at the time of his resignation, may be exercised until April 25, 2009. On the date of his resignation, Mr. Douglas held vested options to purchase 3,000 shares of common stock.

(6)	Mr. Holtzman resigned from the board of directors on April 25, 2006. Following his resignation, Mr. Holtzman exercised his vested options to purchase 15,000 shares of common stock.

(7)	As of December 31, 2006, the last day of our fiscal year, Dr. Maraganore held options to purchase 9,000 shares of common stock, none of which were vested but all of which are immediately exercisable for shares of restricted stock which are subject to our repurchase right that lapses in accordance with the vesting schedule of the option grant.

(8)	Dr. Stein was elected to the board of directors on March 8, 2007.

Director Compensation Policy

In March 2005, the board of directors adopted our director compensation policy, pursuant to which we compensate our non-employee directors who are not appointed by our preferred stockholders, Mr. Best, Dr. Maraganore and Dr. Stein, for service on the board of directors as follows:

•	Effective on the date of appointment, each director receives a non-qualified stock option to purchase 9,000 shares of common stock. These options are for a period of ten years, and are exercisable for up to 33% percent of the shares on the first anniversary of the vesting commencement date, which is the effective date of the director’s appointment to the board, and for an additional 33% percent of the shares each year thereafter, ending three years after the vesting commencement date.

•	Upon the first anniversary of election to the board, and each such anniversary thereafter, each director receives an option to purchase 2,000 shares of common stock; provided that such director attended a minimum of 75% of the board meetings held in the applicable calendar year. These options are for a period of ten years, and are exercisable for up to 100% of the shares on the first anniversary of the vesting commencement date.

•	The chairperson of the nominating and governance committee or the compensation committee upon election as chairperson receives an additional option to purchase 400 shares of common stock. In addition, upon each anniversary of the election as chairperson, such director will receive an option to purchase 400 shares of common stock; provided that the chairperson attended a minimum of 75% of the respective committee meetings held in the applicable calendar year. These options are for a period of ten years, and are exercisable for up to 100% of the shares on the first anniversary of the vesting commencement date, which is the date of appointment as chairperson, and each anniversary of such date thereafter.

•	The chairperson of the audit committee upon election as chairperson receives an additional option to purchase 800 shares of common stock. In addition, upon each anniversary of the election as chairperson, such director will receive an option to purchase 800 shares of common stock; provided that the chairperson attended a minimum of 75% of the audit committee meetings held in the applicable calendar year. These options are for a period of ten years, and are exercisable for up to 100% of the shares offered on the first anniversary of the vesting commencement date, which is the date of appointment as chairperson, and each anniversary of such date thereafter.

All stock options granted to the members of our board of directors are immediately exercisable for shares of restricted common stock, subject to our repurchase right that lapses based on the same vesting schedule as the applicable option.

Pursuant to the terms of the option agreements governing the grants to our directors, in the event a director resigns from the board, the vesting of any options granted for service on the board or a committee ceases as of such date, and such director has a period of up to three years from the date of resignation to exercise any option granted as compensation for service on the board of directors to the extent vested on the date of resignation.

Each member of the board is also entitled to receive reimbursement of all reasonable travel and entertainment expenses incurred in connection with attending meetings of the board of directors and its committees.

Employee Benefit Plans

2001 Employee, Director and Consultant Stock Plan

Our Amended & Restated 2001 Employee, Director and Consultant Stock Plan, as amended, or 2001 Stock Plan, was initially adopted by our board of directors and stockholders in May 2001. As of September 30, 2007, 2,300,000 shares of common stock were authorized for issuance under the 2001 Stock Plan, of which 1,610,244 shares were subject to outstanding options at a weighted average exercise price of $1.85 per share, and 69,969 shares were available for future grant. The 2001 Stock Plan provides for the grant of options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code, non-statutory stock options, restricted stock awards and other stock-based awards as our board of directors may determine. Effective upon the pricing of this offering, the 2001 Stock Plan will be terminated and no further options or stock grants will be granted thereunder.

Our employees, officers, directors and consultants are eligible to receive awards under the plan. Under present law, however, incentive stock options may only be granted to employees.

Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to any other terms and conditions specified in connection with the option grant. We may grant options at an exercise price equal to or greater than the fair market value of our common stock on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted to optionees holding more than 10% of the voting power of all shares of our capital stock at an exercise price less than 110% of the fair market value of our common stock on the date of grant. The plan permits our board of directors to determine how optionees may pay the exercise price of their options, including through payment by cash, check, surrender to us of shares of common stock, by delivery to us of a promissory note, or by any combination of the permitted forms of payment. In addition, under the 2001 Stock Plan, options may be exercised by delivery to us of an irrevocable undertaking of a creditworthy broker to promptly deliver the exercise price to us.

The compensation committee of our board of directors administers the 2001 Stock Plan. The compensation committee has the authority to grant awards, including awards to executive officers, and to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plans and to interpret the provisions of the plans. In addition, our board of directors has delegated certain limited authority to grant options under the 2001 Stock Plan to our chief executive officer. Subject to any applicable limitations contained in the plans, our compensation committee, or if applicable, one or more executive officers to whom authority has been granted under the 2001 Stock Plan, selects the recipients of awards and determines:

•	the number of shares of common stock covered by options and the dates upon which such options become exercisable;

•	the exercise price of options;

•	the duration of options;

•	the conditions and limitations applicable to the exercise of each option; and

•	the number of shares of common stock subject to any restricted stock award or other stock-based awards, and the terms and conditions of such awards.

Under the terms of the 2001 Stock Plan, the compensation committee may amend outstanding options granted under the plan to provide an option exercise price per share which may be lower or higher than the original option exercise price, and/or cancel any such options and grant in substitution therefore new options covering the same or different numbers of shares of common stock having an option exercise price per share which may be lower or higher than the exercise price of the canceled options.

The 2001 Stock Plan provides that in the event of a merger or other acquisition event, the compensation committee or the board of directors of any entity assuming the obligations of the company is authorized, in its discretion, to take one or more of the following actions:

•	make appropriate provision for the continuation of such options by substituting on an equitable basis for the shares then subject to such options either the consideration payable with respect to the outstanding shares of common stock in connection with the acquisition or securities of any successor or acquiring entity;

•	upon written notice to the participants, provide that all options must be exercised (either to the extent then exercisable or, at the discretion of the administrator, all options being made fully exercisable) at the end of which period the options shall terminate; or

•	terminate all options in exchange for a cash payment equal to the excess of the fair market value of the shares subject to such options (either to the extent then exercisable or, at the discretion of the administrator, all options being made fully exercisable) over the exercise price thereof.

2007 Employee, Director and Consultant Stock Plan

Our 2007 Employee, Director and Consultant Stock Plan, or our 2007 Stock Plan, was adopted by our board of directors in September 2007 and approved by our stockholders in October 2007, to become effective on the date that our registration statement is declared effective. The 2007 Stock Plan provides for the grant of incentive stock options, nonqualified stock options, restricted and unrestricted stock awards and other stock-based awards. As of the date of this prospectus, the number of shares of common stock that will be reserved for issuance under the 2007 Stock Plan is 600,000. In addition, the 2007 Stock Plan contains an “evergreen provision” which allows for an annual increase in the number of shares available for issuance under the plan on the first day of each of our fiscal years during the period beginning in fiscal year 2009 and ending on the second day of fiscal year 2017. The annual increase in the number of shares shall be equal to the lesser of:

•	100,000 shares;

•	4% of our outstanding shares of common stock on the first day of the applicable fiscal year; and

•	an amount determined by our board of directors.

In accordance with the terms of the 2007 Stock Plan, our board of directors has authorized our compensation committee to administer the 2007 Stock Plan. In accordance with the provisions of the 2007 Stock Plan, our compensation committee will determine the terms of options and other awards, including:

•	the determination of which employees, directors and consultants will be granted options and other awards;

•	the number of shares subject to options and other awards;

•	the exercise price of each option, which may not be less than fair market value on the date of grant;

•	the schedule upon which options become exercisable;

•	the termination or cancellation provisions applicable to options;

•	the terms and conditions of other awards, including conditions for repurchase, termination or cancellation, issue price and repurchase price; and

•	all other terms and conditions upon which each award may be granted in accordance with the 2007 Stock Plan.

No participant may receive awards for over 100,000 shares of common stock in any fiscal year.

In addition, the compensation committee may, with the consent of the affected plan participants, reprice or otherwise amend outstanding awards consistent with the terms of the 2007 Stock Plan.

The 2007 Stock Plan will terminate on September 18, 2017.

Upon a merger or other reorganization event, our board of directors may in their sole discretion, take any one or more of the following actions pursuant to the 2007 Stock Plan, as to some or all outstanding awards:

•	provide that options shall be assumed or substituted by the successor corporation;

•	upon written notice to a participant, provide that the participant’s unexercised options will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•	in the event of a merger pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to the participants equal to the difference between the merger price times the number of shares of our common stock subject to such outstanding options (at prices not in excess of the merger price), and the aggregate exercise price of all such outstanding options, in exchange for the termination of such options; or

•	provide that outstanding awards shall be assumed or substituted by the successor corporation, become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the merger or reorganization event.

2007 Employee Stock Purchase Plan

Our 2007 Employee Stock Purchase Plan was approved by our board of directors in September 2007 and approved by our stockholders in October 2007, and will become effective, subject to the completion of this offering, on a future date to be determined by our board of directors. The plan provides our employees with an opportunity to purchase our common stock. Seventy-five thousand (75,000) shares of our common stock have been reserved for issuance under the plan. In addition, the plan contains an “evergreen provision” which allows for an increase on the first day of each fiscal year beginning in 2009. The increase in the number of shares shall be equal to the lesser of:

•	37,500 shares; and

•	such lesser number of shares as determined by our board of directors.

The plan will be implemented as a series of offering periods, with new offering periods commencing on January 2 and July 1 of each year or the first business day thereafter. Unless otherwise determined by the board of directors, the first offering period will commence on July 1, 2008 and will end on December 31, 2008.

Any person who has been continuously employed as an employee since October 2 for an offering period commencing on or about January 2 and since April 1 for an offering period commencing on or about July 1 of a given offering period shall be eligible to participate in such offering period under the plan; provided that no employee will be granted an option under the plan:

•	if, immediately after the grant, such employee would own stock and/or hold outstanding options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of our stock or of any of our subsidiaries;

•	which permits such employee’s rights to purchase stock under all of our or our subsidiaries’ employee stock purchase plans to accrue at a rate which exceeds $25,000 of fair market value of such stock as defined in the plan for each calendar year in which such option is outstanding at any time; or

•	to purchase more than 250 shares of common stock in any one offering period.

Our compensation committee will supervise and administer the plan and will have full power to adopt, amend and rescind any rules under the plan, to construe, interpret and otherwise administer the plan.

Each employee will have the option to elect to have payroll deductions made on each payroll date during the offering period in an amount not less than 1% and not more than 10% of such participant’s compensation on each such payroll; provided that the aggregate of such payroll deductions during the offering period will not exceed 10% of the participant’s aggregate compensation during a particular offering period. Upon commencement of each offering period, each eligible participating employee will be granted an option to purchase on the exercise date of the offering period, a number of shares of common stock determined by dividing the particular employee’s contributions accumulated prior to that exercise date and retained in the participant’s account by the applicable exercise price. The exercise price will be an amount equal to 85% of the fair market value of the common stock on the first business day of the offering period or the last day of the offering period, whichever is lower.

Unless a participant withdraws from the plan, his or her option for the purchase of shares will be exercised automatically on the exercise date of the offering period, and the maximum number of full shares subject to the option will be purchased for the participant at the applicable exercise price with the accumulated contributions in his or her account. In addition, each participant will have the option of decreasing, but not increasing, the rate of his or her contributions once during the offering period.

A participant may choose to withdraw all, but not less than all, the contributions credited to his or her account under the plan at any time prior to the exercise date of the current offering period by providing us with written notice. A participant’s withdrawal from an offering period will not have any effect upon his or her eligibility to participate in a succeeding offering.

In the event of our proposed dissolution or liquidation, an offering period then in progress will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by our board of directors. In the event of a proposed sale of all or substantially all of our assets, or our merger, consolidation or other capital reorganization with or into another corporation, the successor corporation will assume each option outstanding under the plan or offer an equivalent substitution, unless our board of directors determines to shorten the offering period then in progress by setting a new exercise date, in lieu of such assumption or substitution.

Our board of directors has the authority to make any adjustments to the number of shares reserved for the plan or to the price per share covered by outstanding options, as may be necessary, in the event of a merger or consolidation, or a reorganization, recapitalization, rights offering or other increase or reduction of shares of our outstanding common stock.

Our board of directors may at any time amend, suspend or discontinue the plan. The plan will terminate on December 31, 2017.

401(k) Plan

Our employee savings and retirement plan is qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. Historically we have not made matching or additional contributions to the 401(k) plan but may do so in amounts to be determined by our board of directors.

Limitation of Directors’ Liability and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law.

We have obtained director and officer liability insurance to cover liabilities our directors and officers may occur in connection with their services to us, including matters arising under the Securities Act. Our restated certificate of incorporation and restated bylaws also provide that we will indemnify any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil or criminal action or proceeding, specifically including actions by us or in our name (derivative suits). These indemnifiable expenses include, to the maximum extent permitted by law, attorney’s fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest.

Prior to the completion of this offering, we plan to enter into agreements to indemnify our directors and officers. These agreements, among other things, will indemnify and advance expenses to our directors and officers for certain expenses, including attorney’s fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person’s services as our director or officer, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

This limitation of liability and the indemnification of our directors and officers does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for indemnification under the agreements described in this section.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2004, we have engaged in the following transactions with our directors, officers and holders of more than 5% of our voting securities and affiliates of our directors, executive officers and holders of more than 5% of our voting securities. We believe that all of these transactions were on terms which are no less favorable to us than terms that could have been obtained from unaffiliated third parties.

Issuance of Series B and C redeemable convertible preferred stock

Between March 2004 and December 2005, we sold an aggregate of 53,850,000 shares of our Series B redeemable convertible preferred stock at a price per share of $1.00 for an aggregate purchase price of $53,850,000. All shares of our Series B redeemable convertible preferred stock will be automatically converted into 5,385,000 shares of our common stock upon completion of this offering.

In June 2007, we sold an aggregate of 14,922,207 shares of our Series C redeemable convertible preferred stock at a price per share of $2.00 for an aggregate purchase price of approximately $29.8 million. All shares of our Series C redeemable convertible preferred stock will be automatically converted into 1,492,220 shares of our common stock upon completion of this offering.

Of these 68,772,207 shares, an aggregate of 60,117,958 shares were sold to the following directors, officers and holders of more than 5% of our voting securities and their affiliates:

		Number of	Aggregate
Name	Type of Shares	Shares	Purchase Price

Five Percent Stockholders:
Funds affiliated with Atlas Venture(1)	Series B preferred	5,050,000	$5,050,000
Funds affiliated with Care Capital II, LLC(2)	Series B preferred	3,000,000	$3,000,000
Funds affiliated with Highland Capital Partners(3)	Series B preferred	17,500,000	$17,500,000
Funds affiliated with International Life Sciences Fund III (GP), L.P.(4)	Series B preferred	5,311,444	$5,311,444
Merck KGaA	Series C preferred	14,922,207	$29,844,414
Funds affiliated with Prospect Venture Partners II, L.P.(5)	Series B preferred	5,500,000	$5,500,000
Funds affiliated with Rho Ventures(6)	Series B Preferred	8,234,307	$8,234,307
Director:
Lawrence Best(7)	Series B preferred	600,000	$600,000

(1)	Includes 4,983,554 shares of Series B redeemable convertible preferred stock held by Atlas Venture Fund V, L.P. and 66,446 shares of Series B redeemable convertible preferred stock held by Atlas Venture Entrepreneurs’ Fund V, L.P. Peter Barrett, Ph.D., a member of our board of directors, is a partner at Atlas Venture.

(2)	Includes 2,807,400 shares of Series B redeemable convertible preferred stock held by Care Capital Investments II, L.P. and 192,600 shares of Series B redeemable convertible preferred stock held by Care Capital Offshore Investments II, L.P.

(3)	Includes 10,955,000 shares of Series B redeemable convertible preferred stock held by Highland Capital Partners VI Limited Partnership, 6,002,500 shares of Series B redeemable convertible preferred stock held by Highland Capital Partners VI-B Limited Partnership, and 542,500 shares of Series B redeemable convertible preferred stock held by Highland Entrepreneurs, Fund VI Limited Partnership. Corey Mulloy, a member of our board of directors, is a general partner of Highland Capital Partners.

(4)	Includes 4,999,740 shares of Series B redeemable convertible preferred stock held by International Life Sciences Fund III (LP1), L.P., 200,325 shares of Series B redeemable convertible preferred stock held by International Life Sciences Fund III (LP2), L.P., 61,704 shares of Series B redeemable convertible preferred stock held by International Life Sciences Fund III Co-Investment, L.P., and 49,675 shares of Series B Redeemable Convertible Preferred Stock held by International Life Sciences Fund III Strategic Partners, L.P. Michael Ross, Ph.D. a member of our board of directors, is a Managing Partner of SV Life Sciences Advisers. Dr. Ross serves as a member of the investment committee of ILSF III, LLC, the general partner of International Life Sciences Fund III (GP), L.P.

(5)	Includes 5,500,000 shares of Series B redeemable convertible preferred stock held by Prospect Venture Partners II, L.P. (PVP II). Alex Barkas, Ph.D., a member of our board of directors, is a managing member of the general partner of PVP II and shares voting and investment power over the shares held by PVP II. Dr. Barkas disclaims beneficial ownership of the shares held by PVP II, except to the extent of his pecuniary interest therein.

(6)	Includes 2,246,427 shares of Series B redeemable convertible preferred stock held by Rho Management Trust I, 2,529,580 shares of Series B redeemable convertible preferred stock held by Rho Ventures IV GmbH & Co. Beteiligungs KG, 1,031,021 shares of Series B redeemable convertible preferred stock held by Rho Ventures IV, L.P. and 2,427,279 shares of Series B redeemable convertible preferred stock held by Rho Ventures IV (QP), L.P.

(7)	Lawrence Best is a member of our board of directors.

Registration Rights

The holders of 12,054,710 shares of our redeemable convertible preferred stock, on an as-converted to common stock basis, are entitled to require us to register their shares or participate in a registration of shares by us under the Securities Act. These rights are provided under the terms of the Third Amended and Restated Registration Rights Agreement dated June 13, 2007. Pursuant to the agreement, the holders of two-thirds of the Series A redeemable convertible preferred stock and Series B redeemable convertible preferred stock, collectively, have the right to demand of us, subject to certain terms and conditions, that, at the earlier of six months from the effectiveness of the registration statement of which this prospectus is a part and June 13, 2010, we register under the Securities Act the shares of common stock issued or issuable upon conversion of their shares of preferred stock. In addition, if we propose to register any of our capital stock under the Securities Act (except on Forms S-4 or S-8), the holders of all series of our redeemable convertible preferred stock will be entitled to customary “piggyback” registration rights. The holders of registration rights have waived their right to have their shares registered in this offering. The holders of registration rights pursuant to the Third Amended and Restated Registration Rights Agreement dated June 13, 2007 include the following directors, officers and holders of more than 5% of our voting securities and their affiliates:

Number of
Common Stock
Name	Equivalents

Five Percent Stockholders:
Funds affiliated with Atlas Venture	1,842,499
Funds affiliated with Care Capital II, LLC	700,000
Funds affiliated with Highland Capital Partners	1,750,000
Merck KGaA	1,492,220
Funds affiliated with International Life Sciences Fund III (GP), L.P.	1,531,142
Funds affiliated with Prospect Venture Partners II, L.P.	1,840,000
Funds affiliated with Rho Ventures	1,270,929
Director:
Lawrence Best	60,000

Collaborative Research and License Agreement with Merck KGaA and Issuance of Common Stock

In January 2007 and June 2007, we entered into a collaborative research and license agreement with Merck Serono, a division of Merck KGaA. See “Business — Our Collaboration Agreements” for further detail. Pursuant to the terms of the June 2007 agreement, Merck KGaA or its affiliate will purchase from us in a private placement concurrent with the closing of this offering 250,000 shares of our common stock, or, if the initial public offering price exceeds $14.00 per share, such lesser number of shares equal to $3,500,000 divided by the initial public offering price, in either case at a price per share equal to the initial public offering price. Merck KGaA or its affiliate will have “piggyback” registration rights with respect to these shares. See “Description of Capital Stock — Registration Rights of Merck KGaA” for further detail.

Related Person Transaction Policy

We have adopted a policy providing that all material transactions between us and our officers, directors and other affiliates must be:

•	approved by a majority of the members of our board of directors and by a majority of the disinterested members of our board of directors; and

•	on terms no less favorable to us than those which we believe could be obtained from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock, as of September 30, 2007, by:

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The column entitled “Percentage of Shares Beneficially Owned — Before Offering” is based on a total of 13,228,939 shares of our common stock outstanding as of September 30, 2007, assuming conversion of all outstanding shares of our redeemable convertible preferred stock into common stock upon the closing of this offering. The column entitled “Percentage of Shares Beneficially Owned — After Offering” is based on 18,653,939 shares of common stock to be outstanding after this offering, including the 4,500,000 shares we are selling in this offering and an aggregate of 925,000 shares that we are selling to Nuvelo and Merck KGaA or its affiliate in concurrent private placements at an assumed initial public offering price of $13.00 per share, but not including any shares issuable upon exercise of warrants or options.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the shares. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of September 30, 2007, are deemed outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not deemed outstanding for computing the percentage ownership of any other person.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, subject to community property laws, where applicable.

Except as otherwise set forth below the street address of the beneficial owner is c/o Archemix Corp., 300 Third Street, Cambridge, Massachusetts 02142.

		Percentage of Shares
	Number of Shares	Beneficially Owned
Beneficial Owner	Beneficially Owned	Before Offering	After Offering

Directors and Executive Officers:
Errol B. De Souza, Ph.D.(1)	641,557	4.7%	3.3%
Gregg Beloff(2)	70,269	*	*
Page Bouchard, D.V.M.(3)	75,500	*	*
James Gilbert, M.D.(4)	60,000	*	*
Duncan Higgons(5)	150,000	1.1%	*
Peter Barrett, Ph.D.(6)	1,842,499	13.9%	9.9%
Corey Mulloy(7)	1,750,000	13.2%	9.4%
Michael Ross, Ph.D.(8)	1,531,142	11.6%	8.2%
Alex Barkas, Ph.D.(9)	1,840,000	13.9%	9.9%
John Maraganore, Ph.D.(10)	11,000	*	*
Lawrence Best(11)	75,400	*	*
Robert Stein, M.D., Ph.D.(12)	9,000	*	*
All directors and executive officers as a group (12 persons)(13)	8,056,367	57.4%	41.4%

			Percentage of Shares
	Number of Shares		Beneficially Owned
Beneficial Owner	Beneficially Owned		Before Offering	After Offering

Five percent Stockholders:
Funds affiliated with Atlas Venture(14)	1,842,499		13.9%	9.9%
Funds affiliated with Care Capital II, LLC(15)	700,000		5.3%	3.8%
Funds affiliated with Highland Capital Partners(16)	1,750,000		13.2%	9.4%
Funds affiliated with International Life Sciences Fund III (GP), L.P.(17)	1,531,142		11.6%	8.2%
Merck KGaA(18)	1,492,220	(19)	11.3%	9.3%
Funds affiliated with Prospect Venture Partners II, L.P.(20)	1,840,000		13.9%	9.9%
Funds affiliated with Rho Ventures(21)	1,270,929		9.6%	6.8%

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1)	Consists of 15,000 shares of common stock held by Dr. De Souza, 98,437 shares of common stock held by the De Souza Family Trust, the trustees and beneficiaries of which are Dr. De Souza and his spouse, and options to purchase 528,120 shares of common stock. Of these options, 379,370 have vested or will be vested within 60 days of September 30, 2007 in accordance with the vesting schedule of the option grant. The remaining 148,750 are immediately exercisable for shares of restricted stock, subject to our repurchase right that lapses based on the vesting schedule of the applicable option.

(2)	Consists of options to purchase 70,269 shares of common stock. Of these options, 41,518 have vested or will be vested within 60 days of September 30, 2007 in accordance with the vesting schedule of the option grant. The remaining 28,751 are immediately exercisable for shares of restricted stock, subject to our repurchase right that lapses based on the vesting schedule of the applicable option.

(3)	Consists of options to purchase 75,500 shares of common stock. Of these options, 37,500 have vested or will be vested within 60 days of September 30, 2007 in accordance with the vesting schedule of the option grant. The remaining 38,000 are immediately exercisable for shares of restricted stock, subject to our repurchase right that lapses based on the vesting schedule of the applicable option.

(4)	Consists of options to purchase 60,000 shares of common stock. Of these options, none have vested or will be vested within 60 days of September 30, 2007 in accordance with the vesting schedule of the option grant though these 60,000 options are immediately exercisable for shares of restricted stock, subject to our repurchase right that lapses based on the vesting schedule of the applicable option.

(5)	Consists of 120,000 shares of restricted common stock held by Mr. Higgons, which are subject to our repurchase right that lapsed as to 25% of the shares on February 1, 2007 and lapses as to an additional 6.25% of the shares quarterly thereafter, and options to purchase 30,000 shares of common stock. Of these options, none have vested or will be vested within 60 days of September 30, 2007 in accordance with the vesting schedule of the option grant though these 30,000 options are immediately exercisable for shares of restricted stock, subject to our repurchase right that lapses based on the vesting schedule of the option.

(6)	Represents 1,818,256 shares of common stock held by Atlas Venture Fund V, L.P. and 24,243 shares of common stock held by Atlas Venture Entrepreneurs’ Fund V, L.P. Peter Barrett, Ph.D., a member of our board of directors, is a Partner at Atlas Venture. Dr. Barrett disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(7)	Represents the 1,750,000 shares of common stock held by Highland Capital Partners VI Limited Partnership, or HCP VI, Highland Capital Partners VI-B Limited Partnership, or HCP VI-B, and Highland Entrepreneurs’ Fund VI Limited Partnership, or HEF VI, as noted in footnote 16. Mr. Mulloy disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(8)	Represents 1,531,142 shares held by funds affiliated with International Life Sciences Fund III (GP), L.P. as noted in footnote 17. Dr. Ross disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(9)	Consists of 395,000 shares held by Prospect Venture Partners, L.P., or PVP I, and 1,445,000 shares held by Prospect Venture Partners II, L.P., or PVP II, as noted in footnote 20. Alex Barkas, Ph.D., a member of our board of directors, is a managing member of each of the respective general partners of PVP I and PVP II and shares voting and investment power over the shares held by PVP I and PVP II. Dr. Barkas disclaims beneficial ownership of the shares held by PVP I and PVP II, except to the extent of his pecuniary interest therein.

(10)	Consists of options to purchase 11,000 shares of common stock. Of these options, 3,000 have vested or will be vested within 60 days of September 30, 2007 in accordance with the vesting schedule of the option grant. The remaining 8,000 are immediately exercisable for shares of restricted stock, subject to our repurchase right that lapses based on the vesting schedule of the applicable option.

(11)	Includes 60,000 shares of common stock and options to purchase 15,400 shares of common stock. Of these options, 9,600 have vested or will be vested within 60 days of September 30, 2007 in accordance with the vesting schedule of the option grant. The remaining 5,800 are immediately exercisable for shares of restricted stock, subject to our repurchase right that lapses based on the vesting schedule of the applicable option.

(12)	Consists of options to purchase 9,000 shares of common stock. Of these options, none have vested or will be vested within 60 days of September 30, 2007 in accordance with the vesting schedule of the option grant. However, all 9,000 options are immediately exercisable for shares of restricted stock, subject to our repurchase right that lapses based on the vesting schedule of the applicable option.

(13)	Consists of 7,257,078 shares of common stock and options to purchase 799,289 shares of common stock. Of these options, 470,988 have vested or will be vested within 60 days of September 30, 2007 in accordance with the vesting schedule of the option grant. The remaining 328,301 are immediately exercisable for shares of restricted stock, subject to our repurchase right that lapses based on the vesting schedule of the applicable option.

(14)	Consists of 1,818,256 shares of common stock held by Atlas Venture Fund V, L.P., and 24,243 shares of common stock held by Atlas Venture Entrepreneurs’ Fund V, L.P. As general partner of these funds, and by virtue of these funds’ relationships as affiliated limited partnerships, Atlas Venture Associates V, L.P., or AVA V LP, may also be deemed to beneficially own these shares. As the general partner of AVA V LP, Atlas Venture Associates V, Inc., or AVA V Inc., may also be deemed to beneficially own these shares. In their capacities as directors of AVA V Inc., each of Messrs. Axel Bichara, Jean-Francois Formela and Christopher Spray may be deemed to beneficially own these shares. Each of Messrs. Bichara, Formela and Spray disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Each of the Atlas Venture funds disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein. Dr. Barrett, a member of our board of directors, is a Partner at Atlas Venture. Dr. Barrett disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The street address for the entities affiliated with Atlas Venture is 890 Winter Street, Suite 320 Waltham, MA 02451.

(15)	Consists of 655,060 shares of common stock held by Care Capital Investments II, L.P. and 44,940 shares of common stock held by Care Capital Offshore Investments II, L.P. The voting and disposition of the shares held by Care Capital Investments II, L.P. and Care Capital Offshore Investments II, L.P. is determined by the managers of Care Capital II, LLC, which is the manager of each of these funds. In their capacities as managers of Care Capital II, LLC, each of Jan Leschly, Argeris N. Larabelas, Ph.D. and David R. Ramsay may be deemed to beneficially own these shares. Each of Messrs. Leschly, Larabelas and Ramsay disclaim beneficial ownership of such shares except to the extent of his primary interest therein, the amount of which cannot be determined. The street address for the funds affiliated with Care Capital II, LLC is Princeton Overlook One, 47 Hulfish Street, Suite 310, Princeton, NJ 08540.

(16)	Consists of 1,095,500 shares of common stock held by Highland Capital Partners VI Limited Partnership, or HCP VI, 600,250 shares of common stock held by Highland Capital Partners VI-B Limited Partnership, or HCP VI-B, and 54,250 shares of common stock held by Highland Entrepreneurs’ Fund VI Limited Partnership, or HEF VI, collectively the Highland Investing Entities. Highland Management Partners VI Limited Partnership, or HMP, is the general partner of HCP VI and HCP VI-B. HEF VI Limited Partnership, or HEF, is the general partner of HEF VI. Highland Management Partners VI, Inc., or Highland Management, is the general partner of both HMP and HEF. Corey Mulloy, a member of our board of directors, is one of eight managing directors of Highland Management. Highland Management, as the general partner of the general partners of the Highland Investing Entities, may be deemed to have beneficial ownership of the shares held by the Highland Investing Entities. The managing directors of Highland Management have shared voting and investment control over all the shares held by the Highland Investing Entities and therefore may be deemed to share beneficial ownership of the shares held by the Highland Investing Entities by virtue of this status as controlling persons of Highland Management. Each of the managing directors of Highland Management disclaims beneficial ownership of the shares held by the Highland Investing Entities except to the extent of his pecuniary interest therein. The street address for the funds affiliated with Highland Capital Partners is 92 Hayden Avenue, Lexington, MA 02421.

(17)	Consists of 1,441,287 shares of our common stock beneficially owned by International Life Sciences Fund III (LP1), L.P., or ILSF III LP1, 57,748 shares of our common stock beneficially owned by International Life Sciences Fund III (LP2), L.P., or ILSF III LP2, 17,787 shares of our common stock beneficially owned by International Life Sciences Fund III Strategic Partners, L.P., or ILSF III Strategic Partners, and 14,320 shares of our common stock beneficially owned by International Life Sciences Fund III Co-investment, L.P., or ILSF III Co-Invest, all of which are issuable upon conversion of outstanding shares of our preferred stock held by these entities. International Life Sciences Fund III (GP), L.P., or GP, the general partner of each of ILSF III LP1, ILSF III LP2, ILSF III Co-Invest and ILSF III Strategic Partners, and ILSF III, LLC, the general partner of the GP, may be deemed to share voting and dispositive power over the shares held by each of ILSF III LP1, ILSF III LP2, ILSF III Co-Invest and ILSF III Strategic Partners. ILSF III LP1, ILSF III LP2, ILSF III Co-Invest and ILSF III Strategic Partners (each a “Fund”, or collectively the “Funds”) may be deemed to beneficially own the shares held by each other Fund because of certain contractual relationships among the Funds and their affiliates. Michael Ross, a member of our board of directors, is a member of the investment committee or ILSF III, L.L.C. and shares voting and dispositive power over these shares with others. Dr. Ross disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The street address for the funds affiliated with International Life Sciences Fund III (GP), L.P. is c/o SV Life Service Advisers, 60 State Street, Suite 3650, Boston, MA 02109.

(18)	Represents 1,492,220 shares of common stock held by Merck KGaA. The street address for Merck KGaA is Frankfurter Street, 250 D 64293 Darmstadt, Germany.

(19)	As of the date of this prospectus, Merck KGaA beneficially owns 1,492,220 shares of common stock. In connection with our collaboration with Merck Serono, a division of Merck KGaA, Merck KGaA or its affiliate will purchase from us in a private placement concurrent with the closing of this offering 250,000 shares of our common stock, or, if the initial public offering price exceeds $14.00 per share, such lesser number of shares equal to $3,500,000 divided by the initial public offering price, in either case at a price per share equal to the initial public offering price. The “Percentage of Shares Beneficially Owned — After Offering” assumes the purchase of 250,000 shares of common stock.

(20)	Consists of 395,000 shares of common stock held by Prospect Venture Partners, L.P., or PVP I, and 1,445,000 shares of common stock held by Prospect Venture Partners II, L.P., or PVP II. Alex Barkas, Ph.D., is a managing member of each of the respective general partners of PVP I and PVP II and shares voting and investment power over the shares held by PVP I and PVP II. Dr. Barkas disclaims beneficial ownership of the shares held by PVP I and PVP II, except to the extent of his pecuniary interest therein. The street address for the funds affiliated with Prospect Venture Partners is 435 Tasso Street, Suite 200, Palo Alto, CA 94301.

(21)	Consists of 346,726 shares of common stock held by Rho Management Trust I, 390,430 shares of common stock held by Rho Ventures IV GmbH & Co. Beteiligungs KG, 159,133 shares of common stock held by Rho Ventures IV, L.P., 374,640 shares of common stock held by Rho Ventures IV (QP), L.P. In their capacities as the managing members, managing directors and managing partners of the general partners and investment advisors of these entities, Habib Kairouz, Mark Leschly and Joshua Ruch may be deemed to have voting and investment control over the shares listed above. Each of Mr. Kairouz, Mr. Leschly and Mr. Ruch disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The street address for the funds affiliated with Rho Ventures is Carnegie Hall Tower, 152 West 57th Street, 23rd Floor, New York, NY 10019.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents will be filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon completion of this offering.

Upon the completion of this offering, our authorized capital stock will consist of 75,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share, all of which preferred stock will be undesignated.

As of September 30, 2007, we had outstanding:

•	1,174,229 shares of common stock, held by 89 stockholders of record;

•	51,774,995 shares of Series A redeemable convertible preferred stock, held by 21 stockholders of record;

•	53,850,000 shares of Series B redeemable convertible preferred stock, held by 27 stockholders of record; and

•	14,922,207 shares of Series C redeemable convertible preferred stock, held by one stockholder of record.

As of September 30, 2007, we also had outstanding:

•	options to purchase 1,610,244 shares of common stock, at a weighted average exercise price of $1.85 per share;

•	warrants to purchase a total of 1,941 shares of common stock, at an exercise price of $1.00 per share;

•	warrants to purchase a total of 60,000 shares of common stock at an exercise price of $2.50 per share; and

•	warrants to purchase a total of 110,000 shares of Series A convertible preferred stock, at an exercise price of $1.00 per share.

Upon the closing of this offering, all of the outstanding shares of our preferred stock will automatically convert into a total of 12,054,710 shares of our common stock. In addition, upon the closing of this offering and after giving effect to the automatic conversion of our preferred stock into common stock, warrants to purchase an aggregate of 72,941 shares of common stock at a weighted average exercise price of $3.59 will remain outstanding.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

Preferred stock, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. Our board of directors has the authority, without further stockholder authorization, to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences, and variations of each series. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring, or preventing a change in control of us or an unsolicited acquisition proposal.

Warrants

As of September 30, 2007, we had outstanding warrants to purchase 1,941 shares of common stock, at an exercise price of $1.00 per share, which expire on February 26, 2008; warrants to purchase 60,000 shares of common stock, at an exercise price of $2.50 per share, which expire on July 23, 2014; and warrants to purchase 110,000 shares of Series A redeemable convertible preferred stock, at an exercise price of $1.00 per share, of which warrants to purchase 80,000 shares of Series A redeemable convertible preferred stock expire on October 3, 2008 and the remaining warrants to purchase 30,000 shares expire on December 18, 2009.

Upon completion of the offering, the warrants to purchase shares of Series A redeemable convertible preferred stock will become exercisable for an aggregate of 11,000 shares of our common stock at an exercise price of $10.00 per share. These warrants have net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our Series A redeemable convertible preferred stock, or the fair market value of the underlying common stock, at the time of exercise of the warrant after deduction of the aggregate exercise price.

Registration Rights

Amended and Restated Registration Rights Agreement

In addition to the registration rights we have granted to Nuvelo and Merck KGaA or its affiliate described below, the holders of 10,562,490 shares of our common stock, after giving effect to the conversion of outstanding redeemable convertible preferred stock into shares of common stock upon the completion of this offering, are entitled to certain demand and “Form S-3” registration rights pursuant to our Third Amended and Restated Registration Rights Agreement. In addition, pursuant to this same agreement, these holders as well as the holder of an additional 1,492,220 shares of our common stock are entitled to “piggyback” registration rights. We are generally required to pay all expenses incurred in connection with registrations effected in connection with the following rights, excluding underwriting discounts and commissions, and fees and expenses of counsel to the registering security holders.

The holders of registration rights have waived their right to participate in this offering.

Demand rights. Beginning on the earlier of six months from the effectiveness of the registration statement of which this prospectus is a part and June 13, 2010, subject to specified limitations, the holders of not less than two-thirds of the shares carrying demand registration rights may require that we register all or a portion of these securities for sale under the Securities Act. We may be required to effect up to two such registrations. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

Piggyback rights. If at any time we are required, including in connection with the exercise of the demand rights above, or we propose to register any of our equity securities under the Securities Act, other than in connection with registration statements on Form S-4 or Form S-8, the holders of the shares carrying registration rights are entitled to notice of such registration and are entitled to include their shares of common stock in the registration. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

Form S-3 rights. If we become eligible to file registration statements on Form S-3, a holder of these registrable securities can require us to register all or a portion of their registrable securities on Form S-3, if the reasonably anticipated aggregate offering price of such securities is at least $500,000. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

Registration Rights of Nuvelo, Inc.

We have agreed to provide Nuvelo with specified registration rights with respect to the shares of common stock it will purchase in a private placement concurrent with this offering. We are generally required to pay all expenses incurred in connection with registrations effected in connection with the following rights, excluding underwriting discounts and commissions.

Demand rights. Following the one year anniversary of the completion of our initial public offering, Nuvelo may cause us to file a registration statement on Form S-3, or if such form is not available for use by us, on Form S-1, with respect to all or part of the shares of common stock purchased by Nuvelo in the private placement concurrent with this offering. Our obligation to effect such registration is subject to certain conditions, including that the aggregate offering price of the securities to be registered, including those being registered for Nuvelo as well as the holders of other securities entitled to include shares in the registration, is at least $1,000,000, and that our board of directors does not determine such registration would be seriously detrimental to us and our stockholders.

Piggyback rights. Following the consummation of this offering, if we propose to register any of our securities under the Securities Act in connection with a public offering solely for cash, other than a registration on Form S-4 or Form S-8 or relating solely to a Rule 145 transaction or a registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of Nuvelo’s shares, Nuvelo is entitled to notice of such registration and may request inclusion of all or part of its shares in the registration. Our obligation to include Nuvelo’s shares in such registration is subject to certain conditions, including the determination by our board of directors that the inclusion of all or some of the shares would not be seriously detrimental to us and our stockholders, and in certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

Registration Rights of Merck KGaA

We have agreed to provide Merck KGaA or its affiliate with specified registration rights with respect to the shares of common stock it will purchase in a private placement concurrent with this offering. We are generally required to pay all expenses incurred in connection with registrations effected in connection with the following rights, excluding underwriting discounts and commissions.

Piggyback rights. Following the consummation of this offering, if we propose to register any of our securities under the Securities Act in connection with a public offering solely for cash, other than a registration on Form S-4 or Form S-8 or relating solely to a Rule 145 transaction or a registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of Merck KGaA’s shares, Merck KGaA is entitled to notice of such registration and may request inclusion of all or part of its shares in the registration. Our obligation to include Merck KGaA’s shares in such registration is subject to certain conditions, including the determination by our board of directors that the inclusion of all or some of the shares would not be seriously detrimental to us and our stockholders, and in certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

Anti-Takeover Provisions of Delaware Law, our Restated Certificate of Incorporation and our Amended and Restated Bylaws

The provisions of Delaware law, our restated certificate of incorporation to be in effect upon completion of this offering and our restated bylaws to be in effect upon completion of this offering could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of the company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

Delaware statutory business combinations provision. We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Classified board of directors; removal of directors for cause. Our restated certificate of incorporation and restated bylaws provide that upon completion of this offering, our board of directors will be divided into three classes, with the term of office of the first class to expire at the first annual meeting of stockholders following the initial classification of directors to be held in 2008, the term of office of the second class to expire at the second annual meeting of stockholders following the initial classification of directors to be held in 2009, and the term of office of the third class to expire at the third annual meeting of stockholders following the initial classification of directors to be held in 2010. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire will be elected for a three-year term of office. All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. The board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. The board of directors (or its remaining members, even if less than a quorum) is also empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of the board of directors may only be removed for cause and only by the affirmative vote of 80% of our outstanding voting stock. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors. For example, in general, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Advance notice provisions for stockholder proposals and stockholder nominations of directors. Our restated bylaws provide that, for nominations to the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder’s notice generally must be delivered not less than 45 days nor more than 75 days prior to the anniversary of the mailing date of the proxy statement for the previous year’s annual meeting. Detailed requirements as to the form of the notice and information required in the notice are specified in the restated bylaws. If it is determined that business was not properly brought before a meeting in accordance with our restated bylaws, such business will not be conducted at the meeting.

Special meetings of stockholders. Special meetings of the stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors.

No stockholder action by written consent. Our restated certificate of incorporation and restated bylaws do not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

Super-majority stockholder vote required for certain actions. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our restated certificate of incorporation requires the affirmative vote of the holders of at least 75% of our outstanding voting stock to amend or repeal any of the provisions discussed in this section of this prospectus entitled “Anti-Takeover Provisions.” This 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. In addition, an 80% vote is also required for any amendment to, or repeal of, our restated bylaws by the stockholders. Our restated bylaws may be amended or repealed by a vote of a majority of the total number of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Stock Exchange

We have applied for the quotation of our common stock on The NASDAQ Global Market under the symbol “ARCH.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since some shares of common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have outstanding 18,653,939 shares of our common stock, based on the number of shares of common stock outstanding at September 30, 2007, and after giving effect to the issuance of 4,500,000 shares of common stock in this offering, the sale of an aggregate of 925,000 shares of common stock to Nuvelo and Merck KGaA or its affiliate in substantially concurrent private placements, and the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 12,054,710 shares of our common stock and assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants.

Of the shares to be outstanding immediately after the closing of this offering, the 4,500,000 shares to be sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining 14,153,939 shares of common stock are “restricted securities” under Rule 144. Substantially all of these restricted shares are subject to the contractual lock-up restrictions described below.

After the 180-day lock-up period, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which exemptions are summarized below.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 186,539 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Upon expiration of the 180-day lock-up period described below, 7,440,594 shares of our common stock will be eligible for sale under Rule 144, excluding shares eligible for resale under Rule 144(k), as described below. We cannot estimate the number of shares of common stock that our existing stockholders will elect to sell under Rule 144.

Rule 144(k)

Subject to the lock-up agreements described below, shares of our common stock eligible for sale under Rule 144(k) may be sold immediately upon the closing of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon closing of this offering, without regard to manner of sale, the availability of public information about us or volume limitations, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates.

Upon the expiration of the 180-day lock-up period described below, approximately 4,215,896 shares of our common stock will be eligible for sale under Rule 144(k).

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144. Subject to the 180-day lock-up period described below, approximately 619,787 shares of our common stock will be eligible for sale in accordance with Rule 701.

Lock-Up Agreements

Holders of substantially all of our currently outstanding capital stock have signed lock-up agreements under which they have agreed not to offer, sell, pledge, contract to sell, grant any option or otherwise dispose of, or enter into any hedging transaction with respect to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock beneficially owned by them, without the prior written consent of Banc of America Securities LLC and Bear, Stearns & Co. Inc., for the period ending 180 days after the date of this prospectus. The foregoing does not prohibit transactions relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering and transfers or dispositions by our officers, directors and stockholders can be made sooner:

•	as a gift or by will or intestacy to immediate family;

•	to any trust for the direct or indirect benefit of the holder or his or her immediately family;

•	as a distribution to partners or members of the holder; and

•	as a distribution to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held by the holder or his or her immediate family;

provided that in each case, the transferee of such shares agrees to be bound by the lock-up agreement.

The lock-up agreements also provide that, if we issue an earnings release or if material news or a material event relating to our company occurs during the last 17 days of the 180-day restricted period or if prior to the expiration of the 180-day restricted period we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restricted period will continue for the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Furthermore, these holders have agreed that during this period they will not make any demand for, or exercise any right with respect to, the registration of our common stock or any security convertible into or exchangeable for our common stock.

Registration Rights

After giving effect to conversion, upon the closing of this offering, the holders of an aggregate of 12,054,710 shares of our common stock, or their transferees, not including the shares to be issued to Nuvelo and Merck KGaA or its affiliate in private placements concurrent with this offering, will have the right to require or participate in the registration of those shares under the Securities Act under specified circumstances. For a detailed description of these registration rights, see “Description of Capital Stock — Registration Rights.”

Stock Options

As of September 30, 2007, options to purchase 1,610,244 shares of common stock were outstanding at a weighted-average exercise price of $1.85. Upon the expiration of the lock-up period described above, at least 984,475 shares of common stock will be subject to vested options, based on options outstanding as of September 30, 2007.

Following this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our 2001 Stock Plan, 2007 Stock Plan and 2007 Employee Stock Purchase Plan. That registration statement is expected to become effective upon filing with the Securities and Exchange Commission. Accordingly, common stock registered under that registration statement will, subject to vesting provisions and limitations as to the volume of shares that may be sold by our affiliates under Rule 144 described above, be available for sale in the open market immediately after the 180-day lock-up period expires.

Warrants

As of September 30, 2007, we had outstanding:

•	warrants to purchase a total of 1,941 shares of common stock, at an exercise price of $1.00 per share, which expire on February 26, 2008;

•	warrants to purchase 60,000 shares of common stock, at an exercise price of $2.50 per share, which expire on July 23, 2014; and

•	warrants to purchase a total of 110,000 shares of Series A redeemable convertible preferred stock, at an exercise price of $1.00 per share, of which warrants to purchase 80,000 shares of Series A redeemable convertible preferred stock expire on October 3, 2008 and the remaining warrants to purchase 30,000 shares expire on December 18, 2009. Upon completion of this offering, these warrants will become exercisable for an aggregate of 11,000 shares of our common stock at an exercise price of $10.00 per share.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC and Bear, Stearns & Co. Inc. are the joint book-running managers for this offering and the representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Number
Underwriter	of Shares

Banc of America Securities LLC
Bear, Stearns & Co. Inc.
Cowen and Company, LLC

Total	4,500,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $      per share to selected dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

Option to Purchase Additional Shares.  We have granted the underwriters an option to purchase up to 675,000 additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time, and from time to time, in whole or in part, within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. We will pay the expenses associated with the exercise of this option.

Discount and Commissions.  The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $2,000,000.

Paid by Us
	No Exercise	Full Exercise

Per Share	$	$

Total	$	$

Listing.  We expect our common stock to be approved for quotation on The NASDAQ Global Market under the symbol “ARCH.”

Stabilization.  In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Short sales of our common stock involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares as referred to above.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Discretionary Accounts.  The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered.

IPO Pricing.  Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering;

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

•	other factors deemed relevant.

The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Lock-up Agreements.  We, our directors and executive officers, most of our existing stockholders and most of our option holders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of

America Securities LLC and Bear, Stearns & Co. Inc., for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice.

The lock-up provisions do not limit our ability to (a) file a registration statement on Form S-8, (b) issue shares or grant stock options pursuant to any stock plan or arrangement described in this prospectus, (c) issue shares of our common stock or securities exercisable for our common stock in an aggregate amount not to exceed 5% of our outstanding common stock as of the date of this prospectus after giving effect to this offering in connection with certain strategic transactions by us, provided that the securities so issued are subject to the same lock-up provisions or (d) issue shares of our common stock upon the exercise of any warrants described in this prospectus.

In addition, during this 180 day period, we have also agreed not to file any registration statement for, and each of our officers and stockholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC and Bear, Stearns & Co. Inc.

The lock-up agreements also provide that, if we issue an earnings release or if material news or a material event relating to our company occurs during the last 17 days of the 180-day restricted period or if prior to the expiration of the 180-day restricted period we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restricted period will continue for the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Indemnification. We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Selling Restrictions. Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers shares or has in its possession or distributes the prospectus or any other material.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a)  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)  in any other circumstances falling within Article 3 (2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by the company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the shares that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the shares has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any shares acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

In addition:

•	an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	all applicable provisions of the FSMA have been complied with and will be complied with, with respect to anything done in relation to the shares in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The offering of the shares has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, the shares may not and will not be offered, sold or delivered, nor may or will copies of the prospectus or any other documents relating to the shares be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the shares or distribution of copies of the prospectus or any other document relating to the shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the shares in the offering is solely responsible for ensuring that any offer or resale of the shares it purchased in the offering occurs in compliance with applicable laws and regulations.

The prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the above provisions of the Prospectus Directive shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

This document has not been filed with, or approved by, the Federal Financial Supervisory Authority (Bundesanstalt für die Finanzdienstleistungaufsicht) (“BaFin”) in Germany. No offer of the shares may be made to the public in Germany. Any public distribution, advertisement or similar activities in Germany will constitute a violation of applicable law. This prospectus may only be circulated in Germany on a private placement basis in accordance with the German Investment Act.

This document has not been approved by the Irish Financial Services Regulatory Authority pursuant to the Prospectus (Directive 2003/71/EC) Regulations 2005, or any measures made under those Regulations or the Laws of Ireland, has not been reviewed, prior to its being issued, by any Regulatory Authority in Ireland, and therefore may not contain all the information required where a document is prepared pursuant to that Regulation or these Laws.

This information is supplied solely for your information. Prospective investors should not treat the contents of this document as advice relating to legal, taxation, investment or any other matters. Prospective investors must rely upon their own legal advisers, accountants and other financial advisers as to legal, tax, investment or any other related matters.

This information does not constitute or form part of, and should not be construed as, any offer for sale or subscription of, or solicitation of any offer to buy or subscribe for any securities nor should it or any part of it form the basis of or be relied on in connection with, any contract or commitment whatsoever. This information does not constitute a recommendation.

This prospectus is being communicated in Switzerland to a limited circle of selected investors only. Each copy of this document is addressed to a specifically named recipient and shall not be passed on to a third party. The securities are not being offered to the public in Switzerland, and neither the prospectus, nor any other offering materials relating to the securities may be distributed in connection with any such public offering.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

Online Offering. A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

Conflicts/Affiliates. The underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us for which they may receive customary fees.

LEGAL MATTERS

The validity of the shares of common stock we are offering will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts. Legal matters in connection with this offering will be passed upon for the underwriters by Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York.

EXPERTS

The financial statements of Archemix Corp. at December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission for the common stock we are offering by this prospectus. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We anticipate making these documents publicly available, free of charge, on our website at www.archemix.com as soon as practicable after filing such documents with the Securities and Exchange Commission.

You can also read the registration statement and our future filings with the Securities and Exchange Commission over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document that we file with the Securities and Exchange Commission at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2005 and 2006, and June 30, 2007 (unaudited) and June 30, 2007 (pro forma, unaudited)	F-3
Statements of Operations for the Years Ended December 31, 2004, 2005 and 2006, and for the Six Months Ended June 30, 2006 and 2007 (unaudited)	F-4
Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the Years Ended December 31, 2004, 2005 and 2006, and for the Six Months Ended June 30, 2007 (unaudited)	F-5
Statements of Cash Flows for the Years Ended December 31, 2004, 2005 and 2006, and for the Six Months Ended June 30, 2007 (unaudited)	F-6
Notes to Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Archemix Corp.

We have audited the accompanying balance sheets of Archemix Corp. (the Company) as of December 31, 2005 and 2006, and the related statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Archemix Corp. as of December 31, 2005 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 of the financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, using the modified prospective transition method.

/s/ Ernst & Young LLP

Boston, Massachusetts
May 24, 2007, except for Note 13, as to
  which the date is October 19, 2007

ARCHEMIX CORP.

Balance Sheets
(in thousands, except share and per share data)

	December 31,		June 30,	June 30,
	2005	2006	2007	2007
			(unaudited)	Pro forma
				(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$29,496	$13,231	$28,723	$28,723
Marketable securities	12,368	22,793	33,124	33,124
Receivables	2,141	6,149	6,788	6,788
Subscription receivables	305	—	—	—
Restricted cash	250	—	—	—
Prepaid expenses and other current assets	70	250	368	368

Total current assets	44,630	42,423	69,003	69,003
Property and equipment, net	1,469	1,681	2,803	2,803
Other assets	—	—	288	288

Total assets	$46,099	$44,104	$72,094	$72,094

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$581	$728	$1,499	$1,499
Accrued expenses	2,999	2,450	2,695	2,695
Deferred revenue	683	5,503	8,456	8,456

Total current liabilities	4,263	8,681	12,650	12,650

Deferred revenue, long-term	2,786	11,704	15,195	15,195
Deferred rent, long-term	909	1,541	1,743	1,743
Preferred stock warrant liability	—	48	42	—
Commitments and contingencies (Note 10)
Redeemable convertible preferred stock
Series A redeemable convertible preferred stock, at liquidation value; 51,884,995 shares authorized; 51,774,995 shares issued and outstanding	65,181	69,366	71,458	—
Series B redeemable convertible preferred stock, at liquidation value; 53,850,000 shares authorized, issued and outstanding	57,841	62,186	64,361	—
Series C redeemable convertible preferred stock, at liquidation value; 14,922,207 shares authorized, issued and outstanding	—	—	29,826	—
Stockholders’ (deficit) equity
Preferred stock, 10,000,000 shares authorized; no shares issued and outstanding	—	—	—	—
Common stock, $0.001 par value; 155,615,005 and 164,215,873 shares authorized at December 31, 2006 and June 30, 2007, respectively; 749,100, 1,057,934, 1,097,029 and 13,151,739 shares issued and outstanding at December 31, 2005 and 2006, June 30, 2007 (actual) and June 30, 2007 (pro forma), respectively	1	1	1	13
Additional paid-in capital	767	1,120	1,330	167,005
Accumulated other comprehensive income (loss)	(14)	10	20	20
Accumulated deficit	(85,635)	(110,553)	(124,532)	(124,532)

Total stockholders’ (deficit) equity	(84,881)	(109,422)	(123,181)	42,506

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$46,099	$44,104	$72,094	$72,094

See accompanying notes.

ARCHEMIX CORP.

Statements of Operations
(in thousands, except share and per share data)

				Six Months Ended
	Year Ended December 31,			June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Revenues:
License revenue	$1,161	$1,371	$3,558	$1,359	$3,080
Research and development revenue	750	1,027	2,850	321	3,586

Total revenues	1,911	2,398	6,408	1,680	6,666

Operating expenses:
Research and development	9,531	17,061	16,965	7,202	12,863
General and administrative	5,133	6,213	7,634	3,892	4,539

	14,664	23,274	24,599	11,094	17,402

Loss from operations	(12,753)	(20,876)	(18,191)	(9,414)	(10,736)
Other income (expense):
Interest income	404	919	1,779	803	1,018
Interest expense	(55)	(10)	—	—	—
Other income, net	54	—	28	22	6

Net loss	$(12,350)	$(19,967)	$(16,384)	$(8,589)	$(9,712)

Basic and diluted net loss attributable to common stockholders per share (Note 2)	$(24.76)	$(36.16)	$(29.84)	$(16.77)	$(14.12)

Weighted average number common shares used in computing net loss per share — basic and diluted	723,626	742,927	835,136	766,417	989,900

Unaudited:
Pro forma net loss per share — basic and diluted			$(1.44)		$(0.83)

Shares used in computing pro forma net loss per share — basic and diluted			11,397,635		11,643,086

See accompanying notes.

ARCHEMIX CORP.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(in thousands, except share data)

	Series A		Series B		Series C
	Redeemable		Redeemable		Redeemable
	Convertible		Convertible		Convertible					Accumulated
	Preferred Stock		Preferred Stock		Preferred Stock				Additional	Other
		Carrying		Carrying		Carrying	Common Stock		Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Value	Shares	Value	Shares	Value	Shares	Par Value	Capital	Income (Loss)	Deficit	Deficit

Balance at December 31, 2003	51,774,995	$56,898					687,974	$1	$684		$(40,856)	$(40,171)
Issuance of Series B redeemable convertible preferred stock in March 2004 (net of issuance costs of $158)			16,666,661	$16,508								—
Issuance of Series B redeemable convertible preferred stock in September 2004 (net of issuance costs of $9)			16,666,665	16,658								—
Exercise of common stock options							53,013	—	38			38
Accretion of preferred stock to redemption value		4,098		1,468							(5,566)	(5,566)
Compensation expense associated with options issued to non-employees									23			23
Net loss											(12,350)	(12,350)

Balance at December 31, 2004	51,774,995	60,996	33,333,326	34,634			740,987	1	745	—	(58,772)	(58,026)

Issuance of Series B redeemable convertible preferred stock in August 2005 (net of issuance costs of $3)			300,000	297								—
Issuance of Series B redeemable convertible preferred stock in December 2005 (net of issuance costs of $17)			20,216,674	20,199								—
Exercise of common stock options							8,113	—	8			8
Accretion of preferred stock to redemption value		4,185		2,711							(6,896)	(6,896)
Compensation expense associated with options issued to non-employees									14			14
Comprehensive loss:
Unrealized loss on marketable securities										$(14)		(14)
Net loss											(19,967)	(19,967)

Comprehensive loss												(19,981)

Balance at December 31, 2005	51,774,995	65,181	53,850,000	57,841			749,100	1	767	(14)	(85,635)	(84,881)

Issuance costs of Series B redeemable convertible preferred stock in December 2005				(4)
Exercise of common stock options and issuance of restricted stock							308,834	—	190			190
Accretion of preferred stock to redemption value		4,185		4,349							(8,534)	(8,534)
Compensation expense associated with options issued to employees and non-employees									239			239
Reclassification of Series A redeemable convertible preferred stock warrants									(76)			(76)
Comprehensive loss:
Unrealized gain on marketable securities										24		24
Net loss											(16,384)	(16,384)

Comprehensive loss												(16,360)

Balance at December 31, 2006	51,774,995	69,366	53,850,000	62,186			1,057,934	1	1,120	10	(110,553)	(109,422)

Issuance of Series C redeemable convertible preferred stock in June 2007 (net of issuance costs of $18) (unaudited)					14,922,207	$29,826
Exercise of common stock options (unaudited)							39,095	—	41			41
Accretion of preferred stock to redemption value (unaudited)		2,092		2,175							(4,267)	(4,267)
Vesting of restricted stock (unaudited)									37			37
Compensation expense associated with options issued to employees and non-employees (unaudited)									132			132
Comprehensive loss:
Unrealized gain on marketable securities (unaudited)										10		10
Net loss (unaudited)											(9,712)	(9,712)

Comprehensive loss (unaudited)												(9,702)

Balance at June 30, 2007 (unaudited)	51,774,995	$71,458	53,850,000	$64,361	14,922,207	$29,826	1,097,029	$1	$1,330	$20	$(124,532)	$(123,181)

See accompanying notes.

ARCHEMIX CORP.

Statements of Cash Flows
(in thousands)

				Six Months Ended
	Year Ended December 31,			June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Operating activities
Net loss	$(12,350)	$(19,967)	$(16,384)	$(8,589)	$(9,712)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	665	714	679	358	385
Stock-based compensation expense	23	14	239	106	132
Change in fair value of preferred stock warrants	—	—	(28)	(22)	(6)
Loss on the sale of capital equipment	29	—	—	—	—
Changes in operating assets and liabilities:
Receivables	54	(1,513)	(4,008)	(5,517)	(639)
Prepaid expenses and other assets	218	(9)	(180)	(172)	(406)
Accounts payable and accrued expenses	171	2,739	111	(1,853)	1,255
Deferred revenue	3,839	(871)	13,738	5,641	6,444

Net cash used in operating activities	(7,351)	(18,893)	(5,833)	(10,048)	(2,547)

Investing activities
Purchase of marketable securities	—	(22,482)	(48,686)	(18,813)	(35,777)
Maturities of marketable securities	—	10,100	38,284	18,381	25,456
Restricted cash	—	(250)	250	250	—
Proceeds from sale of equipment	37	—	—	—	—
Purchases of equipment	(381)	(579)	(891)	(510)	(1,507)

Net cash used in investing activities	(344)	(13,211)	(11,043)	(692)	(11,828)

Financing activities
Proceeds from exercise of stock options	38	8	190	167	41
Issuance of restricted stock	—	—	120	—	—
Net proceeds from issuance of redeemable convertible preferred stock	33,166	20,191	301	301	29,826
Payments of long-term debt	(936)	(591)	—	—	—

Net cash provided by financing activities	32,268	19,608	611	468	29,867

Net increase (decrease) in cash and cash equivalents	24,573	(12,496)	(16,265)	(10,272)	15,492
Cash and cash equivalents at beginning of period	17,419	41,992	29,496	29,496	13,231

Cash and cash equivalents at end of period	$41,992	$29,496	$13,231	$19,224	$28,723

Noncash investing and financing activities
Accretion of preferred stock to redemption value	$5,566	$6,896	$8,534	$4,267	$4,267

Subscription receivables	—	$305	—	—	—

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$63	$10	—	—	—

See accompanying notes.

ARCHEMIX CORP.

Notes to Financial Statements
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

1.	Nature of Business and Organization

Archemix Corp. (the “Company”) was incorporated in the state of Delaware on April 5, 2000 and is a biotechnology company focused on discovering, developing and commercializing aptamer therapeutics.

As of December 31, 2006, and June 30, 2007, the Company had an accumulated deficit of approximately $110.6 million and $124.5 million, respectively, and will require substantial additional capital for research and product development. The future success of the Company is dependant on its ability to obtain additional working capital to develop its aptamer product candidates and ultimately upon its ability to attain future profitable operations. There can be no assurance that the Company will be able to obtain the necessary financing to successfully develop and market its aptamer product candidates or attain successful future operations. Further, the Company is subject to risks associated with emerging biotechnology companies. Primary among these risks is competition from other entities involved with drug discovery, the success of the Company’s effort to develop and market future aptamer product candidates and retain key employees, primarily research and development personnel. The Company believes its cash, cash equivalents and marketable securities of approximately $61.8 million at June 30, 2007, are sufficient to fund operations for a period of at least one year from the balance sheet date.

2.	Significant Accounting Policies

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2007, statements of operations and cash flows for the six months ended June 30, 2006 and 2007, and statement of redeemable convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2007, and related financial data and other information disclosed in these notes to the financial statements as of June 30, 2007 and for the six month periods ended June 30, 2006 and 2007 are unaudited. The unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring accruals, necessary for the fair presentation of the Company’s financial position, results of operations and cash flows for the six months ended June 30, 2006 and 2007. The results for the six months ended June 30, 2007, are not necessarily indicative of the results of operations to be expected for the year ending December 31, 2007.

Unaudited Pro Forma Balance Sheet Presentation

The unaudited pro forma balance sheet as of June 30, 2007, reflects the expected automatic conversion of the outstanding shares of redeemable convertible preferred stock into 12,054,710 shares of common stock as though the completion of the initial public offering contemplated by the filing of the Company’s prospectus had occurred on June 30, 2007. The shares of common stock issued in the initial public offering and to Nuvelo, Inc. and Merck KGaA or its affiliate in concurrent private placements and any related estimated net proceeds are excluded from such pro forma information. In addition, the Company has outstanding warrants to purchase 110,000 shares of Series A redeemable convertible preferred stock, which will automatically convert into warrants to purchase 11,000 shares of common stock. The liability related to these warrants has been reclassified to additional paid in capital.

Revenue Recognition

The Company generates revenue primarily from research and development collaboration agreements, including upfront license fees, with collaborators and licensees.

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

The timing of cash received from the Company’s research and development agreements generally differs from when revenue is recognized. The Company recognizes revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition in Financial Statements (“SAB 104”) and the Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). Payments received in advance of a separate earnings process are recorded as deferred revenue.

In accordance with the accounting pronouncements above, revenue is recognized when the following criteria have been met:

1.  persuasive evidence of an arrangement exists;

2.  delivery has occurred and risk of loss has passed;

3.  the seller’s price to the buyer is fixed or determinable; and

4.  collectibility is reasonably assured.

In addition, when evaluating multiple element arrangements, the Company considers whether the components of the arrangement represent separate units of accounting as defined in EITF 00-21. Multiple elements are divided into separate units of accounting if specified criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration received is allocated among the separate units based on their respective fair values and the applicable revenue recognition criteria are applied to each of the separate units.

Collaboration Agreements

The Company receives payments from its collaborators for upfront fees, the reimbursement of research and development efforts and contingent milestone payments for reaching certain development milestones. These payments generally are nonrefundable.

The Company typically receives upfront, non-refundable payments for the licensing of its intellectual property upon the signing of research and development collaboration agreements. In accordance with SAB 104 and EITF 00-21, the Company believes these payments generally are not separable from the payments for providing research and development services because the license does not have stand-alone value from the research and development services the Company provides under its collaboration agreements. Accordingly, the Company accounts for these elements as one unit of accounting and recognizes upfront, nonrefundable payments as revenue on a straight-line basis over the Company’s contractual or estimated performance period, which is typically the research or development term. Revenue from the reimbursement of research and development efforts is recognized as the services are performed in the period which the service relates. The Company determines the basis of the estimated performance period based on the contractual requirements of the collaboration agreement. At each reporting period, the Company evaluates whether events or circumstances warrant a change in the estimated performance period.

The Company’s collaborative agreements also include contingent milestone payments that can be earned upon achieving predefined development or commercialization milestones. The Company evaluates whether there was substantive effort involved in achieving the milestones and recognizes milestone payments upon achievement of the milestones if (1) the milestone payment is non-refundable, (2) substantive effort is involved in achieving the milestone and both parties are at risk that the milestone will not be achieved, and (3) the amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with achievement of the milestone. If any of the above conditions is not met, the Company will recognize revenue

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

for the proportionate amount of the payment that correlates to services that have already been rendered with the remaining balance of the milestone payment being deferred and recognized on a straight line basis over the remaining estimated period of performance. Milestone payments that are refundable are deferred until such time the amounts are no longer refundable.

For collaborations that are of a joint development nature, such that the Company and the collaborator share in the development expenses, and upon commercialization, will share similarly in the profits or losses of marketed drugs, the Company records payments for joint development expenses from or to the collaborator during the development period on a net basis within research and development expenses in accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. During the commercialization phase of the collaboration, the Company will record within revenue the percentage of such profits or losses to which it is entitled.

For collaborations that are not of a joint development nature, and thus are not a profit sharing arrangement, the Company records payments from the collaborator during the development period when earned. Payments received by the Company from the collaborator upon commercialization of the product, such as royalty payments, also will be recorded as revenue. The Company has not recognized any royalty revenues to date.

Total revenue recognized from license and milestone fees and the reimbursement of research and development services from each of the Company’s collaboration agreements for the years ended December 31, 2004, 2005, 2006, and the six months ended June 30, 2007, is as follows:

				Six Months Ended
	Year Ended December 31,			June 30,
	2004	2005	2006	2007
				(unaudited)

Collaborator:
Elan	—	—	$2,967	$2,966
Nuvelo	$750	$656	1,846	1,888
Pfizer	—	—	—	500
Merck Serono	—	—	—	1,312
Eyetech	661	1,742	1,445	—
Johnson & Johnson	500	—	—	—
Ribomic	—	—	150	—

Total	$1,911	$2,398	$6,408	$6,666

Research and Development Expenses

Research and development costs are charged to expense when incurred, and primarily consist of salaries and benefits, materials and supplies, facilities costs, overhead and preclinical and clinical expenses, along with the related manufacturing costs, contract services and other outside costs.

Cash Equivalents

The Company considers highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents primarily consist of funds held in money market accounts.

Concentrations of Credit Risk

Statement of Financial Accounting Standard (“SFAS”) No. 105, Disclosure of Information About Financial Instruments With Off-Balance-Sheet Risk and Financial Instruments With Concentration of Credit

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

Risk, requires disclosure of any significant off-balance sheet risk or credit risk concentration. The Company does not have any off-balance sheet risk.

Cash and cash equivalents are primarily maintained with two major financial institutions in the United States. Deposits at banks may exceed the insurance provided on such deposits. Generally, these deposits may be redeemed upon demand, and therefore, bear minimal risk. Financial instruments that potentially subject the Company to concentration of credit risk primarily consist of available-for-sale securities. Available-for-sale securities consist of investment grade corporate obligations, asset backed securities and United States government treasury notes and agency obligations. The Company’s investment policy, which has been approved by its board of directors, limits the amount that the Company may invest in any one type of investment, thereby reducing credit risk concentrations. Receivables include amounts due under strategic alliances for which we do not obtain collateral. The Company has not experienced any losses to date related to receivables.

Fair Value of Financial Instruments

The carrying amounts of cash, cash equivalents and marketable securities approximate their fair value due to their relatively short maturities. The fair value of available-for-sale marketable securities is based on quoted market prices.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their respective estimated useful lives. Amortization of leasehold improvements is included in depreciation expense. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company continually evaluates whether events or changes in circumstances have occurred that indicate that the estimated remaining useful life of its long-lived assets may warrant revision or that the carrying value of these assets may not be recoverable. The Company recognizes an impairment loss when the estimated undiscounted cash flows are less than the carrying value of the asset. The asset is written down to its fair value determined by either a quoted market price or by a discounted cash flow technique, whichever is more appropriate under the circumstances. To date, the Company has not identified any impairment indicators.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company uses the cash basis of accounting for tax purposes. A valuation allowance is provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). This interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 (beginning with the Company’s 2007 fiscal year), with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

Net Loss per Share

The Company calculates net loss per share in accordance with SFAS No. 128, Earnings Per Share. Basic and diluted net loss per common share is determined by dividing net loss attributable to common stockholders by the weighted average common shares outstanding during the period, excluding restricted stock that has been issued but is not yet vested. The Company’s potentially dilutive shares, which include redeemable convertible preferred stock, outstanding common stock options, unvested restricted stock and warrants, have not been included in the computation of diluted net loss per share for all periods as the result would be anti-dilutive.

				Six Months Ended
	Year Ended December 31,			June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Net loss	$(12,350)	$(19,967)	$(16,384)	$(8,589)	$(9,712)
Accretion to redemption value of redeemable convertible preferred stock	(5,566)	(6,896)	(8,534)	(4,267)	(4,267)

Net loss applicable to common stockholders	$(17,916)	$(26,863)	$(24,918)	$(12,856)	$(13,979)

Weighted average common shares used in computing net loss per share — basic and diluted	723,626	742,927	835,136	766,417	989,900

Net loss per share attributable to common stockholders — basic and diluted	$(24.76)	$(36.16)	$(29.84)	$(16.77)	$(14.12)

The following potentially dilutive securities have been excluded from the computation of diluted weighted average shares outstanding as of December 31, 2004, 2005 and 2006 and June 30, 2006 and 2007, as they would be anti-dilutive.

	December 31,			June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Redeemable convertible preferred stock	85,108,321	105,624,995	105,624,995	105,624,995	120,547,202
Options outstanding	1,239,006	1,450,604	1,390,908	1,445,962	1,464,896
Unvested restricted stock	—	—	120,000	60,000	82,500
Warrants outstanding	191,941	191,941	111,941	191,941	111,941

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

Unaudited pro forma net loss per share assuming the conversion of all redeemable convertible preferred stock at the original date of issuance is as follows:

		Six
	Year Ended	Months Ended
	December 31,	June 30,
	2006	2007
	(unaudited)	(unaudited)

Net loss, as reported	$(16,384)	$(9,712)
Weighted average common shares outstanding	835,136	989,900
Weighted average common shares assuming conversion of all convertible preferred stock at the original date of issuance	10,562,499	10,653,186

Weighted average common shares used in computing pro forma net loss per share	11,397,635	11,643,086

Pro forma net loss per share — basic and diluted	$(1.44)	$(0.83)

Stock-Based Compensation

On December 16, 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004) (“SFAS 123(R)”), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure is no longer an alternative.

On January 1, 2006, the Company adopted SFAS 123(R) using the modified prospective transition method as permitted under SFAS 123(R). Under this transition method, compensation cost recognized for the year ending December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123; and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). In accordance with the modified prospective method of adoption, the Company’s results of operations and financial position for prior periods have not been restated.

See Note 8 for additional information relating to stock-based compensation.

Accumulated Other Comprehensive Loss

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income (loss) and its components in the financial statements. Accumulated Other Comprehensive Loss comprises unrealized gains and losses on available-for-sale marketable securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates relate to revenue recognition, specifically estimates of the period of substantial involvement, useful lives of fixed assets,

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

fair value of the Company’s common stock, stock-based compensation, and accrued liabilities. Actual results could differ from those estimates.

Segment Information

SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for the way that companies report information about operating segments in their financial statements. SFAS No. 131 also establishes standards for related disclosures about products and services. The Company makes operating decisions based upon performance of the enterprise as a whole and utilizes its financial statements for decision making. The Company operates in one business segment, which focuses on drug discovery and development.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those years. The Company does not currently believe that adoption will have a material impact on its financial position or results of operations.

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company has not completed its evaluation of SFAS No. 159, but currently does not believe that it will have a material impact on our financial position or results of operations.

In June 2007, the EITF issued EITF Issue 07-03, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development. EITF 07-03 addresses the diversity which exists with respect to the accounting for the non-refundable portion of a payment made by a research and development entity for future research and development activities. Under the EITF, an entity would defer and capitalize non-refundable advance payments made for research and development activities until the related goods are delivered or the related services are performed. EITF 07-03 is effective for fiscal years beginning after December 15, 2007 and interim periods within those years. We do not expect the adoption of EITF 07-03 to have a material impact on our financial position or results of operations.

3.	License and Collaboration Agreements

Gilead Sciences, Inc.

In October 2001, the Company entered into a license agreement with Gilead Sciences, Inc. (“Gilead”) to obtain an exclusive worldwide license to certain proprietary intellectual property and technology. The license agreement provides the Company with the right to sublicense intellectual property and technology to other

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

entities for research or other uses. The Company granted a non-exclusive, royalty-free license to Gilead to conduct internal research and to enable Gilead to fulfill its obligation under its pre-existing agreements.

During 2002, the Company was a party to litigation related to the intellectual property and technology licensed from Gilead. The litigation was settled in 2003, resulting in the Company agreeing to pay a nominal royalty on sublicensing and commercialization of the technology. For the years ended December 31, 2004, 2005, 2006, and for the six months ended June 30, 2007, the Company incurred royalty related expenses of $119,000, $13,000, $275,000, and $231,000, respectively.

Aptamera, Inc. (acquired by Antisoma plc in 2005)

In August 2003, the Company entered into an exclusive, worldwide license agreement with Aptamera, Inc., which was subsequently acquired by Antisoma plc, for the development and commercialization of an aptamer originally known as AGRO100, now called AS1411, and any derivatives of that aptamer. Aptamera is responsible for the clinical development, and ultimately, marketing of AS1411 and its derivatives. In consideration, the Company retained a right of first refusal for AS1411 in the United States. Should the licensee elect to license rights to the product in the United States to a third party, the Company can acquire the rights to AS1411 by offering equal or better terms than those being offered by the third party. Alternatively, if the Company forgoes its right of first refusal or if Antisoma commercializes AS1411, the Company is entitled to receive royalties on net sales for the original molecule or any backup molecule to AS1411. No amounts have been earned under this agreement.

Regado Biosciences, Inc.

In October 2003, the Company entered into a license agreement with Regado Biosciences, Inc. (“Regado”) for the discovery and development of aptamers. Regado has the exclusive right to discover, develop and commercialize products containing antidote-controlled aptamers for the treatment of diseases related to the modulation of fibrin deposition, platelet adhesion and/or platelet aggregation. Regado granted the Company a royalty-free, non-exclusive license for any inventions that Regado derives from the practice of the license that constitute improvements to Archemix’s technology for the purpose of conducting initial research and for any use outside of the field of the license the Company granted to Regado. Regado is obligated to pay royalty payments on any net sales of licensed products beginning with the first commercial sale by the licensee or its affiliates and all sublicense income received. Additionally, Regado is obligated to make milestone payments of up to $5.5 million per product, contingent on the achievement of specified development, regulatory and commercial milestones. During 2005, Regado completed a financing of $3.0 million, and the Company received 109,687 shares of Regado’s common stock. The Company assigned no value to the common stock based on the uncertainty of Regado’s long term viability. No amounts have been earned under this arrangement.

Nuvelo, Inc.

In January 2004, the Company entered into a joint collaboration agreement (the “Initial Agreement”) with Nuvelo, Inc. (“Nuvelo”) to collaborate on the discovery, development, and commercialization of ARC183, the Company’s proprietary anti-thrombin aptamer, and potentially other anti-thrombin aptamers. The Company received a non-refundable upfront fee of $3.0 million. As part of the agreement, the Company and Nuvelo equally shared all costs and revenues associated with the development and commercialization of ARC183 after Nuvelo funded the first $4.0 million in research and development costs. The Company deferred the upfront fee and was recognizing it ratably over the period of the Company’s estimated substantial involvement, which the Company estimated to be five years. In September 2005, the companies decided not to pursue development of ARC183, but agreed to actively pursue an optimized second generation molecule, now known as NU172. Based

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

on these facts and circumstances, the Company extended the estimated period of substantial involvement to December 2010, and accordingly, extended the time period of recognizing the remaining deferred license fee.

Research and development expenses include the Company’s share of development costs under the Initial Agreement. Reimbursed research and development costs of this joint collaboration agreement have been recorded as a reduction to research and development expenses. For the years ended December 31, 2004, 2005 and 2006, the Company received from Nuvelo $3.8 million, $2.6 million and $942,000, respectively, of reimbursed research and development costs, which have been recorded as a reduction to research and development expenses.

On July 31, 2006, the companies amended and restated the collaboration agreement (the “Restated Agreement”), which superseded the Initial Agreement, to identify short-acting aptamers that bind to specified targets in the process of the formation of blood clots. Under the Restated Agreement, the Company granted Nuvelo the exclusive right to develop and commercialize products derived from any aptamers discovered by the Company for use in affecting the blood clotting times in acute therapeutic applications.

Under the Restated Agreement, Nuvelo made an initial upfront payment to the Company of $4.0 million. Nuvelo is providing research funding for the next three years, aggregating a minimum of $5.3 million. In addition, the Company may receive milestone payments totaling up to $35.0 million per development compound on the achievement of specified development and regulatory milestones, along with potential royalty payments based on sales of licensed products. The Company has the option, but not the obligation, to elect to participate in a percentage of the profits from sales of the compound by funding a specified percentage of the prior and future product development and commercialization expenses, in lieu of receiving milestone payments and royalties with respect to that compound. The Company deferred the $4.0 million upfront payment and is recognizing it ratably over the period of the Company’s estimated performance period, which is the three-year research term of the Restated Agreement. The remaining unrecognized upfront payment related to the Initial Agreement is also being recognized over the three-year research term. For the years ended December 31, 2004, 2005 and 2006, the Company recognized revenue of approximately $750,000, $656,000, and $1.8 million, respectively, under this arrangement.

In addition, as part of the Restated Agreement, Nuvelo is obligated to purchase a number of shares of the Company’s common stock equal to the lesser of $10 million or 15% of the gross offering proceeds of the Company’s initial public offering (“IPO”) in a private placement to occur concurrent with the IPO.

Eyetech Pharmaceuticals, Inc. (acquired by OSI Pharmaceuticals, Inc. in 2005)

In April 2004, the Company entered into a collaboration agreement with Eyetech Pharmaceuticals, Inc. (“Eyetech”), to collaborate on the research and development of aptamers for ophthalmologic diseases and conditions. Eyetech is responsible for all product development, manufacturing, and marketing of any products developed through the collaboration. The Company also was reimbursed for research and development expenses. The Company received a non-refundable upfront fee of $1.5 million and is entitled to potential milestone payments and royalties on net sales of resulting products, if and when any sales commence. The Company deferred the upfront fee and was recognizing it ratably over the period of the Company’s substantial involvement, which the Company estimated to be seven years, the term of the collaborative research program, and a two-year extension that Eyetech had the right to exercise under the agreement.

The collaboration agreement contains two parts: a research portion and a development and commercialization portion. In April 2006, the parties agreed to terminate the research portion of the collaboration agreement. As a result, the Company is no longer obligated to conduct research on behalf of Eyetech (now (OSI) Eyetech, Inc. (“OSI”)), and the Company recognized the remaining deferred revenue of $1.0 million

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

related to the upfront fee. For the years ended December 31, 2004, 2005 and 2006, the Company recognized revenue of approximately $661,000, $1.7 million and $1.4 million, respectively, under this arrangement. The development and commercialization portion of the agreement, however, continues to survive and enables OSI to pursue the clinical and commercial development of compounds selected for development during the course of the research collaboration.

Elan Pharma International Limited

On June 30, 2006, the Company entered into a collaboration agreement with Elan Pharma International Limited (“Elan”) focused on the discovery, development, and commercialization of aptamer therapeutics to treat autoimmune disease. During the research term of the agreement, the Company will be responsible for the research activities and Elan will be responsible for the development activities. Under the terms of the agreement, the Company received a nonrefundable upfront technology access and license fee of $7.0 million, which is being recognized ratably over the period of the Company’s estimated substantial involvement, the three year research term. Depending upon the number of products successfully commercialized under the collaboration, the Company may be eligible to receive development and sales milestones of up to approximately $680.0 million. The Company is also entitled to receive a royalty on any net sales of products that are not being co-developed. Over the three-year research term of the agreement Elan will provide a minimum of $10.8 million of funding to support the Company’s research and development activities. The Company also has an option to participate, up to a specified level, in the co-development of IL-23 aptamers in psoriasis and any disease that is treated using a non-parental formulation (administration method that does not involve puncturing the skin) that may emerge from this collaboration. The option must be exercised prior to the start of Phase 2 clinical trials and the Company would be responsible for paying a specified exercise fee and for past and future development and commercial costs based on its relative percentage participation in the co-development. During the year ended December 31, 2006, the Company recognized revenue of approximately $3.0 million under this agreement.

Pfizer Inc.

In December 2006, the Company and Pfizer Inc. (“Pfizer”) entered into a collaboration agreement for the discovery, development and commercialization of aptamers against three exclusive targets to be selected by Pfizer in any field of use. The Company will be responsible for research activities, and Pfizer will be responsible for developing and commercializing any resulting product candidates.

Under the terms of the agreement, the Company received an upfront nonrefundable technology access and license fee of $6.0 million in January 2007. The Company began recognizing the upfront nonrefundable fee in January 2007 over a six-year period, the estimated time period of its substantial involvement. At December 31, 2006, the upfront fee was included in receivables and deferred revenue. In addition, to the extent Pfizer requests, the Company may perform research activities and be reimbursed accordingly. The Company also is eligible to receive milestone payments totaling up to $104.6 million on the achievement of specified development, regulatory and commercial milestones, along with royalty payments on net sales of any marketed products developed under the collaboration.

Merck KGaA

On January 17, 2007, the Company entered into a collaboration agreement with Merck KGaA focused on the discovery, development, and commercialization of aptamer-based therapeutics to treat cancer. As part of the collaboration, the Company will discover and generate product candidates to two oncology targets identified by Merck KGaA. The Company will be responsible for the target discovery and lead optimization activities, and Merck KGaA will be responsible for the preclinical and clinical development and commercialization of any resulting product candidates.

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

Under the terms of the agreement, the Company received a nonrefundable upfront technology access and license fee of $3.0 million. In January 2007, the Company began to recognize the nonrefundable upfront fee over a period of approximately 5.4 years, its estimated time period of substantial involvement (see below). Over the three-year research term of the agreement Merck KGaA will provide a minimum $7.4 million of funding to support the Company’s research activities and maintain the license. The Company also could receive payments totaling up to $61.0 million per product candidate on the achievement of all specified development, regulatory and commercial milestones, along with royalty payments for products successfully commercialized under the collaboration.

Merck Serono Collaboration Expansion

In June 2007, the Company entered into a collaboration agreement with Merck KGaA, acting on behalf of its division Merck Serono. The Company is accounting for this agreement together with the agreement entered into with Merck KGaA in January 2007 as one collaboration agreement because the terms of the second agreement were in negotiation at the time of the execution of the first agreement in January 2007. As such, the Company is recognizing the upfront payment received under the agreement executed in January 2007 over the Company’s estimated performance period of approximately 5.4 years. Under the June 2007 agreement, the companies will focus on the discovery, development and commercialization of aptamer therapeutics to treat oncology and autoimmune disease targets. Merck Serono will have exclusive, worldwide rights, subject to the Company’s co-development and co-promotion option in the United States, to develop and commercialize aptamers for therapeutic indications against the targets that are the subject of the collaboration.

The Company has the option to co-develop and co-promote in the United States any aptamer developed under the collaboration. If the Company exercises this option, it will be responsible for paying a specified percentage of the future worldwide development and United States regulatory costs attributable to that aptamer product candidate. In return, the Company would be entitled to receive a specified percentage of the net income or in the case of a loss, its share in such losses derived from that aptamer in the United States in lieu of receiving milestone payments or any royalties on net sales of the aptamer product candidate in the United States. The Company will have the right to cease to co-develop any aptamer product candidate at three specified points prior to commercialization and, instead, receive milestones and royalties on net sales.

Under the terms of the agreement, the Company may be eligible to receive development, regulatory and commercial milestones of up to $580.9 million in the event that all products reach the market in different indications in all territories. The Company is also entitled to research funding for the activities it conducts on behalf of Merck Serono under the collaboration and to receive royalty payments on any net sales of products that are not co-developed by the Company and any sales of products outside of the United States that are co-developed by the Company. Over the research term of the agreement, Merck Serono will provide funding to support the Company’s research and development activities related to the agreement.

In connection with the agreement, the Company sold 14,922,207 shares of its Series C redeemable convertible preferred stock to Merck KGaA at $2.00 per share, resulting in aggregate proceeds of $29.8 million (see Note 8). In addition, pursuant to the terms of the agreement, Merck KGaA or its affiliate will purchase from the Company in a private placement concurrently with the closing of this offering 250,000 shares of the Company’s common stock, or, if the initial public offering price exceeds $14.00 per share, such lesser number of shares equal to $3.5 million divided by the initial public offering price, in either case at a price per share equal to the initial public offering price.

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

Takeda Pharmaceutical Company Limited

In June 2007, the Company entered into a collaboration agreement with Takeda Pharmaceutical Company Limited (Takeda) focused on the discovery of aptamers for the development and commercialization as therapeutics. As part of the collaboration, the Company will discover and generate aptamer product candidates to three disease-associated targets selected by Takeda. The Company will be responsible for the target discovery and lead optimization activities, and Takeda will be responsible for preclinical and clinical development and commercializing any resulting product candidates.

Under the terms of the agreement, the Company received a non-refundable, upfront technology access and license fee of $6.0 million. The Company will recognize the non-refundable upfront fee over the three-year research term of the agreement, which it estimates to be its period of substantial involvement. In addition, the Company will perform research activities and be reimbursed at an agreed upon FTE rate. The Company also may receive aggregate payments totaling up to $253.5 million on the achievement of specified development, regulatory and commercial milestones, along with royalty payments on any marketed products developed under the collaboration.

4.	Marketable Securities

Marketable securities primarily consist of investments with original maturities greater than 90 days at the date of acquisition. The Company classifies these investments as available-for-sale as defined by SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Available-for-sale investments are carried at fair market value. Unrealized gains and losses are included in other comprehensive income (loss). Realized gains or losses were not material for the years ended December 31, 2004, 2005, 2006 and the six months ended June 30, 2007.

The following is a summary of the fair market value of available-for-sale marketable securities:

	June 30, 2007
	Amortized	Unrealized	Unrealized	Estimated Fair
	Cost	Gains	Losses	Value
	(unaudited)

Certificates of deposit	$300	—	—	$300
Commercial paper	17,880	$24	—	17,904
U.S. Government treasury securities	2,967	1		2,968
U.S. Government treasury notes/bonds	1,802		—	1,802
U.S. Government-backed agency	499	—	—	499
Corporate debt securities:
Due in one year or less	6,167		$(5)	6,162
Due in one to three years	396	—	(1)	395
Asset-backed securities	3,093	1	—	3,094

Total marketable securities	$33,104	$26	$(6)	$33,124

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

	December 31, 2006
	Amortized	Unrealized	Unrealized	Estimated Fair
	Cost	Gains	Losses	Value

Certificates of deposit	$300	—	—	$300
Commercial paper	5,707	$3	—	5,710
U.S. Government treasury notes	5,075	2	—	5,077
U.S. Government-backed agency	1,892	—	—	1,892
Corporate debt securities due in one year or less	4,819	1	$(1)	4,819
Asset-backed securities	4,994	1	—	4,995

Total marketable securities	$22,787	$7	$(1)	$22,793

	December 31, 2005
	Amortized	Unrealized	Unrealized	Estimated Fair
	Cost	Gains	Losses	Value

Certificates of deposit	$300	—	—	$300
Commercial paper	1,534	$1	—	1,535
U.S. Government treasury notes	3,185	—	—	3,185
U.S. Government-backed agency	1,289	—	—	1,289
Corporate debt securities:
Due in one year or less	3,767	—	$(6)	3,761
Due in one to three years	1,002	—	(6)	996
Asset-backed securities	1,305	—	(3)	1,302

Total marketable securities	$12,382	$1	$(15)	$12,368

5.	Property and Equipment

Property and equipment consists of the following:

	Estimated
	Life in	December 31,
	Years	2005	2006

Laboratory equipment	5	$2,677	$3,310
Computers and office equipment	4	370	377
Purchased software	3	256	261
Office furniture	5	59	313
Construction in progress	—	289	—
Leasehold improvements	Shorter of useful
	life or remainder
	of lease	54	335

		3,705	4,596
Less accumulated depreciation and amortization		(2,236)	(2,915)

Property and equipment, net		$1,469	$1,681

6.	Debt

In October 2001, the Company entered into a loan and security agreement (the “Loan Agreement”) with Comerica Bank (“Comerica”), which was amended in December of 2002 and October 2003. The Loan

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

Agreement, as amended, provided the Company with a revolving credit facility and equipment loan to finance the purchase of equipment, furniture, tools, parts and leasehold improvements. On March 30, 2005, the Company paid off its loan obligations under the Loan Agreement and terminated the agreement. As a result, the Company cash secured a $250,000 letter of credit, which was classified as restricted cash at December 31, 2005.

In connection with the Loan Agreement, the Company issued a warrant to purchase 80,000 shares of Series A redeemable convertible preferred stock to Comerica in 2001. The warrants have an exercise price of $1.00 per share and expire in October 2008. In connection with the amendment to the Loan Agreement in December 2002, the Company issued a warrant to purchase 30,000 shares of Series A redeemable convertible preferred stock at an exercise price of $1.00 per share, which expire in December 2009. The Company determined that the fair value of the warrants using the Black-Scholes option pricing model was $54,000 and $22,000, respectively, on the grant date. The Company amortized the fair value of the warrants as interest expense using the effective interest method over the term of the agreement. The issuance of these warrants did not create any beneficial conversion features. Effective January 1, 2006, the Company has recorded the fair value of these warrants aggregating $60,000 as a credit to long-term liabilities as warrants to purchase shares subject to redemption in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity and FASB Staff Position No. 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that Are Redeemable (“FSP 150-5”). The Company recorded $28,000 of other income for the year ended December 31, 2006 based on the change in fair value of the warrants from the date of issuance through December 31, 2006, as the effect of the adoption of FSP 150-5 was not material. For the six months ended June 30, 2007, the Company recorded $6,000 of other income based on the change in fair value of the warrants from December 31, 2006 through June 30, 2007.

In April 2005, the Company entered into a one year loan and security agreement with Silicon Valley Bank (“SVB”). The agreement provides the Company with a letter of credit secured by a line of credit. Maximum borrowings under the agreement were $4.5 million, prior to the amendment described below, and are secured by all of the Company’s assets, excluding intellectual property. Maximum borrowings are reduced by the amount of outstanding letters of credit. At December 31, 2005, the Company had an outstanding letter of credit of $4.4 million as a security deposit on the Third Street Lease (Note 10). Borrowings bear interest at the prime rate plus 0.50%. The agreement contains certain financial and other covenants requiring the Company to, among other things, maintain a ratio of unrestricted cash and accounts receivable to liabilities of at least 3 to 1 and maintain primary checking and operating accounts and at least $10.0 million of the Company’s unrestricted cash at the bank. The Company renewed the loan and security agreement and related letter of credit in April 2006 for an additional year and subsequently amended the loan and security agreement in December 2006. The amendment increased maximum borrowings to $8.2 million, and the Company is required to maintain $15.0 million of unrestricted cash at the bank. As of December 31, 2006, the related outstanding letter of credit was $8.2 million. There were no outstanding borrowings as of December 31, 2005 and 2006, and the Company was in compliance with all covenants. In the event the Company does not comply with the certain covenants or provisions within the loan and security agreement, the bank’s remedies include: (1) declaring all obligations immediately due and payable, which could include requiring the Company to cash collateralize its outstanding letter of credit; (2) ceasing to advance money or extend credit for the Company’s benefit; (3) applying to the obligations any balances and deposits held by the Company or any amount held by the bank owing to or for the credit or the account of the Company; and/or, (4) putting a hold on any account maintained with the bank. The Company renewed the amended loan and security agreement on April 9, 2007 for an additional year.

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

7.	Income Taxes

As of December 31, 2006, the Company has net operating loss carryforwards of $56.8 million and $55.7 million to offset future federal and state taxable income, respectively. The net operating losses expire through 2026 for federal tax purposes and through 2011 for state tax purposes. As of December 31, 2006, the Company also has research and development tax credit carryforwards of approximately $2.1 million and $911,000 to offset future federal and state income taxes, respectively, which expire through 2026 for federal tax purposes and through 2021 for state tax purposes. The net operating loss and research and development tax credit carryforwards may be subject to the limitations provided in the Internal Revenue Code (“IRC”) Sections 382 and 383.

A reconciliation of federal statutory income tax provision to the Company’s actual provision is as follows:

	2004	2005	2006

Loss before income tax expense	$(12,350)	$(19,967)	$(16,384)
Benefit at federal statutory tax rates	(4,199)	(6,789)	(5,580)
Permanent differences	22	19	110
State taxes, net of deferral benefit	(803)	(1,298)	(1,067)
Tax credits	(429)	(523)	(423)
Change in valuation allowance	5,409	8,591	6,960

Income tax provision	$—	$—	$—

The principal components of the Company’s deferred tax assets (liabilities) are as follows:

	December 31,
	2005	2006

Net operating loss carryforwards	$20,190	$22,936
Research and development credits	2,193	2,716
Accrual to cash adjustment	2,210	6,247
Intangible assets	5,014	4,547
Other	(192)	(70)

Net deferred tax assets	29,415	36,376
Less — valuation allowance	(29,415)	(36,376)

Net deferred tax asset	$—	$—

The Company has recorded a full valuation allowance against its deferred tax assets due to the uncertainty surrounding the Company’s ability to realize such assets, which increased by approximately $7.0 million in 2006 primarily as a result of the Company’s continuing losses from operations.

8.	Stockholders’ Equity

Redeemable Convertible Preferred Stock

On March 31, 2004, the Company completed the initial closing of a Series B financing (the “Series B Financing”) pursuant to which the Company sold 16,666,661 shares of Series B redeemable convertible preferred stock to investors at $1.00 per share, resulting in aggregate proceeds of $16.7 million. The Series B closing represented the first tranche of the Series B Financing, which if all milestones were met, would total $50.0 million.

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

On August 5, 2004, the Company dosed the first patient in a human clinical trial for its drug candidate ARC183. This milestone triggered the second tranche of the Series B Financing, pursuant to which the Company sold an additional 16,666,665 shares of Series B redeemable convertible preferred stock to investors at $1.00 per share, resulting in aggregate proceeds of $16.7 million.

In December 2005, the Company’s board of directors approved the Company’s third new development candidate since the initial closing of the Series B Financing. This milestone triggered the third and final tranche of the Series B Financing, pursuant to which the Company sold 20,516,674 shares of Series B redeemable convertible preferred stock to investors at $1.00 per share, resulting in aggregate proceeds of $20.5 million. The Company added two new investors to the final tranche and increased the total Series B Financing to $53.9 million. At December 31, 2005, the Company recorded $305,000 as a subscription receivable, which was paid to the Company in January 2006.

The shares of Series B redeemable convertible preferred stock issued in the Series B Financing included shares of Series B-1 redeemable convertible preferred stock, which automatically converted into shares of Series B redeemable convertible preferred stock on a one-for-one basis on March 31, 2006 pursuant to the terms of the Company’s restated certificate of incorporation adopted in connection with the Series B Financing.

In connection with the expansion of the Merck Serono collaboration agreement in June 2007 (see Note 3), the Company sold 14,922,207 shares of its Series C redeemable convertible preferred stock to Merck KGaA at $2.00 per share, resulting in aggregate proceeds of $29.8 million. The Company evaluated the sale of these shares, which will convert on a 10-to-1 basis into shares of common stock, and determined that a beneficial conversion feature was not created within the provisions of EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, because on the date of issuance of the shares to Merck Serono, the sale price of $20.00 per share, on an as converted basis, paid by Merck Serono exceeded the $9.30 per share fair value of the Company’s common stock on the date of issuance. In addition, the $20.00 per share price paid by Merck Serono also exceeds the assumed initial offering price of $13.00 per share, which is the midpoint of the price range that appears on the cover page of this prospectus.

On June 13, 2007, the Company amended and restated its certificate of incorporation to increase the authorized shares of common stock to 164,215,873 shares, authorize and set forth the terms of 14,922,207 shares of Series C redeemable convertible preferred stock and eliminate the authorized shares of Series B-1 redeemable convertible preferred stock.

				Aggregate	Aggregate
				Liquidation	Liquidation
		Shares	Per Share	Preference as	Preference as
	Shares	Issued and	Liquidation	of December 31,	of June 30,
	Designated	Outstanding	Price	2006	2007
					(unaudited)

Series A	51,884,995	51,774,995	$1.00	$69,366	$71,458
Series B	53,850,000	53,850,000	$1.00	62,186	64,361
Series C	14,922,207	14,922,207	$2.00	—	29,826

Total	120,657,202	120,547,202		$131,552	$165,645

Dividends

The holders of Series A redeemable convertible preferred stock (“Series A Preferred”) and Series B redeemable convertible preferred stock (“Series B Preferred”, and together with the Series A Preferred, the

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

“Senior Preferred Stock”) are entitled to receive dividends equal to any dividend paid on the Company’s common stock. In addition, the holders of the Senior Preferred Stock are entitled to receive dividends at a rate of $0.08 per share on an annual basis, payable in preference to any dividend payment on junior preferred stock or common stock, and the holders of Series B Preferred are entitled to receive dividends in preference to the Series A Preferred. The dividends accrue, whether or not earned or declared, and are cumulative. The Company is accreting dividends on the Senior Preferred Stock based on the earliest date of redemption. Through December 31, 2006, the Company has accreted dividends of $17.9 million and $8.5 million for Series A Preferred and Series B Preferred, respectively. All accrued dividends will be forfeited upon conversion of the Senior Preferred Stock, including in connection with the conversion of the Senior Preferred Stock upon the closing of the Company’s initial public offering. After payment of dividends on the Senior Preferred Stock, the holders of Series C redeemable convertible preferred stock (“Series C Preferred”, and together with the Senior Preferred Stock, the “Preferred Stock”) and common stock may receive dividends when and if declared by the board of directors out of legally available funds.

Liquidation Preference

As of December 31, 2006, the holders of the Series B Preferred are entitled to receive, upon the liquidation of the Company, including certain transactions deemed to be a liquidation, proceeds in proportion to their liquidation preference. Such liquidation preference is equal to the greater of the original Series B issue price of $1.00 per share plus all declared or accrued, but unpaid dividends or such amount per share as would have been payable had such share been converted into common stock. Subsequent to the payment of the Series B Preferred liquidation preference, the holders of the Series A Preferred would receive liquidation proceeds in proportion to their liquidation preference. Such liquidation preference is equal to the greater of the original Series A issue price of $1.00 per share plus all declared or accrued, but unpaid dividends or such amount per share as would have been payable had such share been converted into common stock. Subsequent to the payment of the liquidation preferences on the Senior Preferred Stock, the holders of the Series C Preferred would receive liquidation proceeds in proportion to their liquidation preference. Such liquidation preference is equal to the greater of the original Series C Preferred issue price of $2.00 per share plus any declared but unpaid dividends or such amount per share as would have been payable had such share been converted into common stock. Subsequent to the liquidation preference payments to the holders of Preferred Stock, the remaining assets of the Company would be distributed to the holders of common stock.

Conversion

Each share of Preferred Stock is convertible at any time at the election of the holder into that number of shares of common stock determined by dividing the purchase price of such share by the conversion price, which is initially equal to the purchase price, adjustable for certain dilutive events such as stock splits. At December 31, 2006 and June 30, 2007, the conversion price for the Series A Preferred and Series B Preferred was $1.00 per share and the conversion price for the Series C Preferred was $2.00 per share. As adjusted to reflect the 1-for-10 reverse stock split of the Company’s common stock effected on October 19, 2007, the conversion prices of the Series A Preferred, the Series B Preferred and the Series C Preferred are $10.00, $10.00 and $20.00 per share, respectively. Each share of Preferred Stock automatically converts, at the conversion rate described above, upon an initial public offering resulting in gross proceeds to the Company of at least $30.0 million at a per share price to the public of at least $20.00, as adjusted to reflect the 1-for-10 reverse stock split. Notwithstanding the foregoing, upon the affirmative vote of two-thirds of the shares of each series of Preferred Stock, each share of such series Preferred Stock will automatically convert into shares of common stock. In addition, all shares of Preferred Stock will convert automatically upon the closing of a firm commitment underwritten public offering of the Company’s common stock, without any minimum

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

proceeds or per share price, upon the affirmative vote of the holders of two-thirds of the Senior Preferred Stock voting together as a single class.

Voting Rights

Each holder of Preferred Stock is entitled to the number of votes equal to the number of whole shares of common stock into which the shares of the particular series of Preferred Stock are convertible, which at December 31, 2006 and June 30, 2007 was one share.

Redemption

The holders of two-thirds of the then outstanding shares of Preferred Stock may require the Company to redeem all of the outstanding Preferred Stock in three equal installments, with one-third of the shares of Preferred Stock redeemed on the first redemption date, one-third of the shares of Preferred Stock redeemed on the first anniversary of the first redemption date and the remainder redeemed on the second anniversary of the first redemption date. The first redemption date may not be earlier than March 31, 2009. If funds are available, the redemption price is equal to the liquidation preference payment on the first redemption date. If sufficient funds are not available, the shares of the Series B Preferred will be redeemed in preference to the shares of Series A Preferred and the shares of Series A Preferred will be redeemed in preference to the shares of Series C Preferred. All shares not redeemed shall be entitled to receive interest accruing daily at the rate of 8% per year, and if the Company fails or refuses to redeem all of the shares of Preferred Stock subject to redemption within 90 days of the redemption date, then the holders of the Preferred Stock shall be entitled to elect a majority of the board of directors.

Other Restrictions

When at least 25% of the shares of the Senior Preferred Stock remain outstanding, the Company may not, without the consent of at least two-thirds of the holders of Senior Preferred Stock or any other vote required by Delaware law: consent to any liquidation, dissolution or winding-up of the Company; merge or consolidate with any other entity; sell, abandon, transfer, lease or otherwise dispose of all or a substantial portion of its properties or assets; amend, alter or repeal any provision of the amended and restated certificate of incorporation or by-laws; create or authorize another series of stock or increase the number of authorized shares of any series of stock; create or authorize any obligation or security convertible into shares of any class or series of stock; enter into any agreement, including financing agreements, which in the aggregate would result in the Company borrowing more than $250,000, unless approved by the board of directors, including a majority of the directors designated by the holders of Preferred Stock; or purchase, redeem or pay dividends on any other series of stock. In addition the Company may not amend, alter or repeal any provision of the restated certificate of incorporation or by-laws or amend, alter or change the rights, privileges and preferences of each of the Series A Preferred, Series B Preferred or Series C Preferred, in a manner adverse to such series, without the consent of two-thirds of the holders of such series.

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

Common Stock

The Company has reserved the following shares of common stock:

	December 31,	June 30,
	2006	2007
		(unaudited)

Conversion of Series A	5,177,490	5,177,490
Conversion of Series B	5,385,000	5,385,000
Conversion of Series C	—	1,492,220
Authorized stock options	1,795,985	1,756,875
Warrants to purchase common stock, including warrants related to convertible preferred stock	12,941	12,941

	12,371,416	13,824,526

Warrants

In connection with the issuance of notes payable in 2001, the Company issued warrants to purchase 3,235 shares of common stock at an exercise price of $1.00 per share exercisable through February 2008. At December 31, 2006, 1,941 warrants remain outstanding.

In connection with the execution of a loan and security agreement with Comerica in October 2001, the Company issued warrants to purchase 80,000 shares of Series A Preferred at an exercise price of $1.00 per share exercisable through October 2008. In connection with an amendment to the loan and security agreement with Comerica in December 2002, the Company issued additional warrants to purchase 30,000 shares of Series A Preferred at an exercise price of $1.00 per share exercisable through December 2009 (see Note 6).

Stock-Based Compensation

Under SFAS No. 123(R), stock-based compensation is measured at the grant date based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period. The Company adopted the provisions of SFAS No. 123(R) on January 1, 2006, using the modified prospective method. Under the modified prospective method, prior periods have not been restated. The provisions of SFAS No. 123(R) apply to new awards, unvested awards that are outstanding on the effective date, and awards subsequently modified or cancelled. Estimated compensation expense for unvested awards outstanding at the date of adoption will be recognized over the remaining service period on a straight-line basis based on the fair value previously calculated for pro forma disclosure purposes under SFAS No. 123.

For stock options granted to non-employees, the Company recognizes compensation expense in accordance with the requirements of Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”). EITF 96-18 requires that companies recognize compensation expense based on the estimated fair value of options granted to non-employees over their vesting period, which is generally the period during which services are rendered by such non-employees. The fair value of unvested non-employee stock awards is re-measured at each reporting period.

2001 Employee, Director and Consultant Stock Plan

The Company sponsors the Amended and Restated 2001 Employee, Director and Consultant Stock Plan, as amended (the “Plan”), a stock award and incentive plan that permits the issuance of incentive stock options,

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

nonqualified stock options, restricted stock and stock grants to employees, directors and consultants of the Company. The Plan provides for the issuance of 2,300,000 shares of common stock.

Under the plan, stock options may be granted to any key employee, consultant, officer or director of the Company.

Options generally vest 25% one year after the grant date and the remaining options vest ratably on a quarterly basis over the following three years, such that all shares are vested after four years. Pursuant to stock option agreements issued under the Plan, stock options granted to executive level employees and board members may be exercised early for shares of restricted stock with the same vesting schedule as the options. All shares of common stock issued upon exercise of these options contain certain provisions that allow the Company to repurchase unvested shares at their original purchase price, such as upon termination of employment. The repurchase provisions for unvested shares issued upon the exercise of options granted as part of an executive’s initial employment generally lapse as follows: 25% at the end of the first year of service with the remaining 75% lapsing ratably on a quarterly basis over the following three-year period. Nonqualified stock options granted to consultants and other nonemployees generally vest over the period of service to the Company.

During 2006, an employee exercised stock options early and purchased 120,000 shares of restricted common stock for $120,000. The shares vest over a four year period, and as of December 31, 2006, none of the shares had vested. In connection with this transaction, the Company has recorded $119,000 of the proceeds in accrued expenses at December 31, 2006. This amount will be reclassified to additional paid-in-capital as the shares vest. For accounting purposes, this award is treated as a stock option, and stock-based compensation expense is recorded in accordance with SFAS No. 123(R).

Grant Date Fair Value

The fair value of the options granted to employees has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	December 31,			June 30,
	2004	2005	2006	2007
				(unaudited)

Weighted-average risk-free interest rate	3.60%	3.88%	4.64%	4.64%
Expected option life (in years)	5	5	5	5
Volatility	80%	80%	76%	76%
Dividend yield	0%	0%	0%	0%

Using the Black-Scholes option pricing model, the weighted average grant date fair values of options granted to employees during the years ended December 31, 2004, 2005 and 2006 were $0.65 for each year, and for the six month period ended June 30, 2007, it was $1.42.

The valuation assumptions were determined as follows:

•	Risk-free interest rate: The yield on zero-coupon U.S. Treasury securities for a period that is commensurate with the expected term of the awards.

•	Expected term: The expected term of the awards represents the period of time that the awards are expected to be outstanding. The expected term is based on historical data and expectations for the future to estimate employee exercise and post-vesting termination behavior. Management believes that all groups of employees exhibit similar exercise and post-vesting termination behavior, and therefore, does not stratify employees into multiple groups.

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

•	Expected stock price volatility: Expected volatility is determined by using the average historical volatility of comparable public companies with an expected term consistent with the Company’s expected term.

•	Expected annual dividend yield: The estimate for annual dividends is zero, because the Company has not historically paid a dividend on common stock and does not intend to do so in the foreseeable future.

Determination of Fair Value of the Company’s Common Stock

Through 2006, all options for the Company’s common stock have been granted at an exercise price of $1.00 per share. All options granted during the six months ended June 30, 2007 had an exercise price of $2.20 per share. As of December 31, 2005 and 2006, the Company performed contemporaneous estimations of the fair value of the Company’s common stock based on a market approach valuation methodology applying a probability-weighted expected return allocation method. Under this method, the value of the Company’s common stock is estimated based upon an analysis of future values for the enterprise assuming various future outcomes. This valuation approach is consistent with the AICPA practice aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation.

In addition to the foregoing, because the Company is not profitable and has not had significant revenue, the Company believes that key factors in determining changes in the fair value of its common stock is the stage of, and changes in, the Company’s clinical pipeline along with the ability to form strategic alliances with top tier pharmaceutical and biotechnology companies. In the biotechnology and pharmaceutical industries, the progression of a drug candidate from preclinical development into clinical trials and the progression from one phase of clinical trials to the next can increase the enterprise’s fair value, as well as executing significant collaboration and research arrangements. In addition to these factors, the Company along with its board of directors determined the fair market value of the Company’s common stock based on other objective and subjective factors, including:

•	the Company’s knowledge and experience in the valuation of early-stage life sciences companies;

•	comparative values of public companies, discounted for the risk and limited liquidity provided for in the shares subject to the options we have issued;

•	pricing of private sales of the Company’s preferred stock;

•	any perspective provided by any investment banks, including the likelihood of an initial public offering and the potential value of the Company in an initial public offering;

•	comparative rights and preferences of the security being granted compared to the rights and preferences of the Company’s other outstanding equity securities;

•	the effect of Company-specific events that have occurred between the times of the determination of the fair value of the Company’s common stock, such as the progress or lack thereof of the Company’s aptamer product candidates; and

•	economic trends in the biotechnology and pharmaceutical industries specifically, and general economic trends.

Stock-Based Compensation Expense

The Company is using the straight-line attribution method to recognize stock-based compensation expense. The amount of stock-based compensation expense recognized during a period is based on the value

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

of the portion of the awards that are ultimately expected to vest. SFAS No. 123(R) requires the application of an estimated forfeiture rate to current period expense to recognize compensation expense only for those awards expected to vest. The estimate is made at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company has estimated its forfeiture rate based upon historical data, adjusted for known unusual trends, as applicable. As of December 31, 2006 and June 30, 2007, the forfeiture rate was estimated to be 8.0%. The Company will periodically reevaluate its forfeiture rate for actual results. Ultimately, the actual expense recognized over the vesting period will only be for those options that vest.

Total stock-based compensation expense related to stock options issued to employees is as follows:

		For the
	For the Year	Six Months
	Ended	Ended
	December 31, 2006	June 30, 2007
		(unaudited)

Research and development	$78	$40
General and administrative	149	63

Total stock-based compensation	$227	$103

The following table illustrates the effect on net loss had the Company applied the fair value recognition provisions of SFAS No. 123 for the years ended December 31, 2004 and 2005. For purposes of this pro forma disclosure, the value of the options is estimated using the Black-Scholes option pricing model and amortized to expense over the options’ vesting periods on a straight-line basis.

	For the Year Ended
	December 31,
	2004	2005

Net loss, as reported	$(12,350)	$(19,967)
Less: total stock-based compensation expense determined under fair value method for all employee awards	(188)	(253)

Pro forma net loss	$(12,538)	$(20,220)

As of December 31, 2006 and June 30, 2007, the total unrecognized compensation cost, net of estimated forfeitures, related to unvested stock options was approximately $513,000 and $1.1 million and the related weighted average period over which the unrecognized compensation expense is expected to be recognized is approximately 2.1 and 1.9 years, respectively.

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

Stock-Based Compensation Activity

Option activity under the Plan for the year ended December 31, 2006 and for the six months ended June 30, 2007 is summarized below:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Options	Price	Term in Years	Value

Outstanding at December 31, 2005	1,450,604	$1.00
Granted	340,980	$1.00
Exercised	(308,834)	$1.00
Canceled	(91,842)	$1.00

Outstanding at December 31, 2006	1,390,908	$1.00	6.89	$4,034

Granted (unaudited)	116,900	$2.20
Exercised (unaudited)	(39,095)	$1.05
Canceled (unaudited)	(3,817)	$1.00

Outstanding at June 30, 2007 (unaudited)	1,464,896	$1.09	6.62	$12,021

Available for grant at December 31, 2006	405,008

Available for grant at June 30, 2007 (unaudited)	291,929

Options expected to vest at December 31, 2006(1)	411,070	$1.00	8.49	$1,192

Options expected to vest at June 30, 2007 (unaudited)(1)	370,030	$1.34	8.81	$2,944

Options exercisable at December 31, 2006	944,161	$1.00	6.13	$2,738

Options exercisable at June 30, 2007 (unaudited)	1,062,689	$1.00	5.80	$8,821

(1)	Options expected to vest is calculated by applying an estimated forfeiture rate to unvested options.

For the year ended December 31, 2006 and the six months ended June 30, 2007, the total intrinsic value of options exercised (i.e., the difference between the fair value of the common stock at exercise and the price paid by the employee to exercise the options) was zero and $94,000, respectively. The total amount of cash received from exercise of these options was $190,000 and $41,000 for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. The total grant-date fair value of stock options that vested during the year ended December 31, 2006 and the six months ended June 30, 2007 was approximately $229,000 and $194,000, respectively.

During 2006, 2004, 2002, 2001 and 2000, the Company granted stock options, which vest over a four-year period, to members of its Scientific Advisory Board and other nonemployees; no such options were granted in 2005 or 2003. The Company has applied the accounting provisions of SFAS No. 123 and EITF 96-18 to these grants. As a result, variable plan accounting has been applied to these grants, and the Company computes the fair value of the grants using the Black-Scholes option pricing model. The Company recorded $23,000, $14,000, $12,000, and $29,000 of noncash stock-based compensation expense for the years ended December 31, 2004, 2005, 2006, and the six month period ended June 30, 2007 respectively, related to these nonemployee awards.

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

The following table summarizes activity under the Plan from January 1, 2006, through the date of this prospectus:

Grant Date	Options Granted	Exercise Price	Fair Value	Intrinsic Value

January 2006	48,230	$1.00	$1.00	—
February 2006	120,000	$1.00	$1.00	—
March 2006	2,800	$1.00	$1.00	—
April 2006	2,000	$1.00	$1.00	—
May 2006	13,300	$1.00	$1.00	—
June 2006	25,000	$1.00	$1.00	—
July 2006	5,400	$1.00	$2.50	$1.50
August 2006	42,000	$1.00	$2.50	$1.50
September 2006	3,150	$1.00	$2.50	$1.50
November 2006	79,100	$1.00	$3.90	$2.90
March 2007 (unaudited)	116,900	$2.20	$5.30	$3.10
July 2007 (unaudited)	194,850	$6.40	$9.30	$2.90
September 2007 (unaudited)	30,690	$6.40	$13.00	$6.60

Total	683,420

The aggregate intrinsic value on the date of grant of options granted under the Plan included in the above table is $1.4 million.

The aggregate intrinsic value of outstanding options at June 30, 2007 granted under the Plan, based on the estimated initial public offering price of $13.00, which is the midpoint of the price range set forth on the cover page of this prospectus, was $12.8 million for vested options and $4.7 million for unvested options.

9.	Accrued Expenses

Accrued expenses as of December 31, 2005 and 2006 consisted of the following:

	December 31,
	2005	2006

Accrued compensation and benefits	$600	$1,384
Accrued build out costs	1,572	—
Accrued professional services	353	405
Accrued manufacturing costs	—	—
Other	474	661

Total accrued expenses	$2,999	$2,450

10.	Commitments and Contingencies

On April 14, 2005, the Company entered into an operating lease (“Third Street Lease”) for 34,014 rentable square feet of potential office and laboratory space located in Cambridge, Massachusetts, which expires on April 14, 2015. At the end of the lease term, the Company will have two five-year extension options to extend the original lease term. The Company began paying rent on this space on December 14, 2005. The Company accepted possession and had the right to use the leased premises beginning on April 14, 2005, and thus, the effective lease term began on that date. As such, the Company is recording rent expense on a straight-line

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

basis over the effective lease term. In connection with the Third Street Lease, the Company received approximately $5.2 million from the landlord to build out the shell space. At December 31, 2005, the Company recorded approximately $1.6 million of reimbursable build-out related costs within receivables due from the landlord with an equal offsetting amount in accrued expenses payable to the contractor building out the facility. During 2006, the Company received the $1.6 million of reimbursable costs along with the remaining build out funding from the landlord. In addition to minimum lease commitment, the lease agreement requires the Company to pay its pro rata share of property taxes and building operating expenses.

In July 2006, the Company amended the Third Street Lease (the “First Amendment”). The First Amendment provides for 33,437 square feet of additional shell space. The Company began to pay rent on this space on March 10, 2007. The Company accepted possession and had the right to use the leased premises beginning on July 9, 2006, and thus, the effective lease term began on that date, and the Company is recording rent expense on a straight-line basis over the effective term. In connection with the First Amendment, the Company will receive approximately $4.5 million from the landlord to build out office and laboratory space. The Company is obligated to and provided a standby letter of credit of $8.2 million as security for the First Amendment as of December 31, 2006. The line of credit that secures the letter of credit was amended in December 2006 (see Note 6).

In October 2006, the Company entered into an agreement to sublease 22,364 square feet of space acquired under the First Amendment and will begin to receive sublease income in March 2007. The sublease expires on April 30, 2011 with the option to extend for an additional four years if mutually agreed upon by both the Company and the lessee. The Company will provide the lessee with $2.9 million of the funding provided under the First Amendment to build out office and laboratory space within the shell space.

Rent expense for the years ended December 31, 2004, 2005 and 2006, was $1.7 million, $2.4 million and $2.6 million, respectively.

Minimum lease payments and sublease income through the expiration of the outstanding operating leases at December 31, 2006 are as follows:

	Third Street	Sublease	Total
	Operating	Income for	Operating
	Lease	Third Street	Leases

Fiscal year ending December 31:
2007	$2,626	$(869)	$1,757
2008	2,900	(1,073)	1,827
2009	3,035	(1,073)	1,962
2010	3,035	(1,073)	1,962
2011	3,035	(358)	2,677
Thereafter	12,410	—	12,410

	$27,041	$(4,446)	$22,595

11.	Related-Party Transactions

The Company has purchased computer equipment and information technology consulting services from a company (the “Related Party”) of which the Company’s former Vice President of Finance, who resigned in March 2004, is a minority stockholder. The total purchases from the Related Party were $134,000, $123,000, $114,000, and $105,000 for the years ended December 31, 2004, 2005, 2006, and the six month period ended June 30, 2007, respectively.

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

12.	Defined Contribution Benefit Plan

The Company sponsors a 401(k) retirement plan in which substantially all of its full-time employees are eligible to participate. Participants may contribute a percentage of their annual compensation to this plan, subject to statutory limitations. The Company did not provide any contributions to this plan during the years ended December 31, 2004, 2005 and 2006.

13.	Subsequent Events

Ophthotech Corporation

On July 31, 2007, the Company entered into an exclusive license agreement with Ophthotech Corporation pursuant to which the Company granted Ophthotech an exclusive license under the Company’s technology and patent rights to develop and commercialize certain aptamers.

Ophthotech paid the Company an initial upfront, non-refundable license fee in the amount of $1.0 million. In addition, Ophthotech agreed to issue to the Company, concurrently with the closing by Ophthotech of an equity financing with respect to its shares of Series A preferred stock, shares of preferred stock junior to the Series A. The Company is eligible to receive milestone payments in the aggregate amount of up to $86.5 million per product, contingent upon the achievement of specified development, regulatory and annual net sales milestones. The Company is also entitled to receive a royalty based on any net sales of products and, subject to credit for related milestone payments received by the Company, a percentage of any non-royalty income received by Ophthotech under any sublicense of the rights granted to it under the agreement. To date, the Company has received no milestone or royalty payments from Ophthotech.

The term of the agreement will continue with respect to products sold by Ophthotech until the later of the expiration of the last to expire valid claim covering any aptamer product developed under the agreement or 12 years from the date of first commercial sale of any such product and, with respect to products sold by any sublicensee of Ophthotech, until no further payments are payable by Ophthotech to the Company under the agreement.

Isis Pharmaceuticals, Inc.

On July 23, 2007, the Company entered into a collaboration and license agreement with Isis Pharmaceuticals, Inc. pursuant to which Isis granted the Company an exclusive license to its chemistry patent rights and a non-exclusive right to its know-how, with the right to sublicense, to discover, develop and commercialize products containing aptamers. Isis also granted to the Company a non-exclusive license under its analytical and manufacturing patent rights and know-how, with no right to sublicense, to discover, develop and commercialize products containing aptamers. The Company granted Isis a royalty-free, non-exclusive license under specified know-how disclosed by the Company to Isis to discover, develop and commercialize products that do not contain aptamers. The agreement also provides for collaborative research efforts by the parties.

In consideration for the licensed intellectual property, the Company issued Isis a fully-vested warrant to acquire 60,000 shares of its common stock at an exercise price of $2.50 per share, which expires on July 23, 2014. The Company will expense the fair value of the warrant in accordance with SFAS No. 2, Accounting for Research and Development Costs, in the third quarter of 2007. Utilizing the Black-Scholes option pricing model, the Company estimated the research and development expense as of the issuance date of the warrant to

ARCHEMIX CORP.

Notes to Financial Statements — (Continued)
(all tabular amounts in thousands, except share and per share amounts)
(including data applicable to unaudited periods)

be approximately $493,000. The fair value of the warrant has been estimated using the following assumptions in the Black-Scholes option pricing model:

Fair value of common stock	$9.30
Weighted-average risk-free interest rate	4.68%
Expected life (contractual term)	7 years
Volatility	76%
Dividend yield	0%

In addition, the Company is obligated to pay Isis milestone payments, in the aggregate amount of up to $1.85 million per product, contingent upon the achievement of specified development and regulatory milestones. The Company also agreed to pay Isis a royalty based on any net sales of products and, subject to credit for related milestone payments made by the Company, a percentage of any non-royalty income received by us under any sublicense of the rights granted to us under the agreement. To date, the Company has made no payments to Isis.

The term of the agreement will continue until the expiration of all obligations to pay royalties on licensed products. Either the Company or Isis may terminate the agreement in the event of an uncured material breach by the other party.

Equity

On July 23, 2007, the board of directors approved the grant of 194,850 options to acquire shares of the Company’s common stock to a director and certain employees of the Company at an exercise price of $6.40 per share. On September 19, 2007, the board of directors approved the grant of 30,690 options to acquire shares of the Company’s common stock to certain employees of the Company at an exercise price of $6.40 per share.

The Company has estimated the fair value of the awards as of the grant date utilizing the Black-Scholes option pricing model. The estimated fair value was determined to be approximately $1.3 million for the July 23, 2007 option grants and $307,000 for the September 19, 2007 option grants and will be recognized, net of an estimated forfeiture rate, as stock-based compensation expense over the requisite service period, generally four years. The fair value of the options granted has been estimated using the following assumption in the Black-Scholes option pricing model:

Fair value of common stock on July 23, 2007	$9.30
Fair value of common stock on September 19, 2007	$13.00
Weighted-average risk-free interest rate	4.64%
Expected option life	5 years
Volatility	76%
Dividend yield	0%

On September 19, 2007, the board of directors approved, subject to the consummation of the initial public offering as contemplated in this prospectus, the 2007 Employee, Director and Consultant Stock Plan, and the 2007 Employee Stock Purchase Plan, which provide for the issuance of 600,000 and 75,000 shares of common stock, respectively, subject to adjustment as set forth in the plans.

On October 19, 2007, the Company effected a 1-for-10 reverse stock split. All common share and per share amounts in the financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock split, including reclassifying an amount equal to the reduction in par value to additional paid-in capital.

Joint Book-Running Managers

Banc of America Securities LLC	Bear, Stearns & Co. Inc.

Cowen and Company

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table itemizes the various costs and expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated except the SEC Registration Fee and the FINRA Filing Fee.

SEC Registration Fee	$2,225
NASDAQ Global Market Listing Fee	5,000
FINRA Filing Fee	7,745
Printing and Engraving Fees	500,000
Legal Fees and Expenses	850,000
Accounting Fees and Expenses	600,000
Blue Sky Fees and Expenses	10,000
Transfer Agent and Registrar Fees	3,500
Miscellaneous	21,530

Total	$2,000,000

Item 14.	Indemnification of Directors and Officers.

Our restated certificate of incorporation and restated bylaws to be in effect upon completion of this offering provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of Archemix Corp. or is or was serving at our request as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such.

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, our restated certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

•	from any breach of the director’s duty of loyalty to us or our stockholders;

•	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; and

•	from any transaction from which the director derived an improper personal benefit.

We carry insurance policies insuring our directors and officers against certain liabilities that they may incur in their capacity as directors and officers. In addition, we expect to enter into indemnification agreements with each of our directors and executive officers prior to completion of the offering.

In any underwriting agreement that we enter into in connection with the sale of common stock registered hereby, the underwriters will agree to indemnify, in certain circumstances, us, our directors, officers and other persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have sold the following securities that were not registered under the Securities Act. The numbers of shares of common stock and the purchase or exercise prices for such shares set forth below reflect a 1-for-10 reverse stock split effected on October 19, 2007.

Issuances of Capital Stock and Warrants

The sale and issuance of the securities set forth below were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) or Regulation D promulgated thereunder:

•	between March 2004 and December 2005, we sold an aggregate of 53,850,000 shares of our Series B redeemable convertible preferred stock at a price per share of $1.00 for an aggregate purchase price of $53,850,000 to 27 accredited investors.

•	on June 13, 2007, we issued 14,922,207 shares of our Series C redeemable convertible preferred stock at a purchase price of $2.00 per share to one accredited investor.

•	on July 23, 2007, we issued warrants to purchase 60,000 shares of common stock, at an exercise price of $2.50 per share, which expire on July 23, 2014, to one accredited investor.

Certain Grants and Exercises of Stock and Stock Options

The sale and issuance of the securities described below were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

Pursuant to our stock plan, we have issued equity awards for an aggregate of 2,405,422 shares of common stock and options to purchase common stock as of September 30, 2007. Of these awards:

•	options to purchase 175,349 shares of common stock have been canceled or lapsed without being exercised;

•	awards for 619,787 shares of common stock have been issued directly or upon exercise of stock options; and

•	options to purchase a total of 1,610,244 shares of common stock are currently outstanding, at a weighted average exercise price of $1.85 per share.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibits

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement.
3	.1*	Amended and Restated Certificate of Incorporation of the Registrant.
3	.1.1*	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant.
3	.2*	Form of Amended and Restated Certificate of Incorporation to become effective upon completion of the offering.
3	.3*	Amended and Restated By-laws of the Registrant.
3	.4*	Form of Amended and Restated Bylaws to become effective upon completion of this offering.
4	.1*	Form of Common Stock Certificate.
4	.2*	Third Amended and Restated Registration Rights Agreement, dated June 13, 2007, by and among the Registrant and the stockholders listed therein.
4	.3*	Form of Registration Rights Agreement by and between the Registrant and Nuvelo, Inc.
4	.4*	Form of Common Stock Purchase Agreement by and between the Registrant and Nuvelo, Inc.
4	.5*	Warrant to Purchase Series A Convertible Preferred Stock issued to Comerica Bank-California, dated October 3, 2001.
4	.6*	Warrant to Purchase Series A Convertible Preferred Stock issued to Comerica Bank-California, dated December 18, 2002.
4	.7*	Form of Common Stock Warrant, together with a schedule of warrant holders.
4	.8*	Warrant to Purchase Common Stock issued to Isis Pharmaceuticals, Inc., dated July 23, 2007.
4	.9*	Form of Common Stock Purchase and Registration Rights Agreement between the Registrant and Merck KGaA.
5	.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with respect to the legality of securities being registered.
10	.1@*	Employment Agreement by and between the Registrant and Errol De Souza, dated March 7, 2003.
10	.2@*	Employment Agreement by and between the Registrant and Duncan Higgons, dated December 15, 2005.
10	.3@*	Offer Letter from the Registrant to James Gilbert, dated September 8, 2006.
10	.4@*	Offer Letter from the Registrant to Gregg Beloff, dated November 14, 2003.
10	.5@*	Offer Letter from the Registrant to Page Bouchard, dated August 24, 2004.
10	.6*	Lease by and between the Registrant and Three Hundred Third Street, LLC, dated April 11, 2005, as amended.
10	.7†*	Amended and Restated Collaboration Agreement by and between the Registrant and Nuvelo, Inc., dated July 31, 2006.
10	.8†*	Collaborative Research and License Agreement by and between the Registrant and Merck KGaA, dated January 17, 2007, as amended June 6, 2007.
10	.9†*	Collaborative Research and License Agreement between the Registrant and Merck KGaA, dated as of June 6, 2007.
10	.10†*	License Agreement between Gilead Sciences, Inc. and the Registrant, dated as of October 23, 2001.
10	.11†*	Settlement Agreement and Release by and among the Registrant, Gilead Sciences, Inc. and University License Equity Holdings, Inc., dated September 4, 2003.
10	.12†*	Amended and Restated License Agreement by and between the Registrant and SomaLogic, Inc., dated as of June 14, 2007.
10	.13†*	License Agreement by and between the Registrant and Regado Biosciences, Inc., dated as of October, 2003.
10	.14†*	Collaborative Research and License Agreement by and between the Registrant and Takeda Pharmaceutical Company Limited, dated June 11, 2007.

Exhibit
No.		Description

10	.15†*	Collaborative Research and License Agreement by and between the Registrant and Elan Pharma International Limited, dated June 30, 2006.
10	.16†*	Collaborative Research, Services and License Agreement by and between the Registrant and Pfizer Inc., dated as of December 21, 2006.
10	.17†*	Technology Development and License Agreement by and between the Registrant and Aptamera, Inc. (now known as Antisoma plc), dated as of August 6, 2003.
10	.18†*	Research and License Agreement by and between the Registrant and Eyetech Pharmaceuticals, Inc. (now known as OSI Pharmaceuticals, Inc.), dated as of April 8, 2004.
10	.19*	Loan and Security Agreement by and between the Registrant and Silicon Valley Bank, dated as of April 11, 2005, as amended.
10	.20@*	Form of Indemnification Agreement for officers and directors.
10	.21@*	Amended and Restated 2001 Employee, Director and Consultant Stock Plan, as amended.
10	.22@*	Form of Non-Qualified Stock Option Agreement for Directors under the Amended and Restated 2001 Employee, Director and Consultant Stock Plan, as amended.
10	.23@*	Form of Incentive Stock Option Agreement for Senior Executives under the Amended and Restated 2001 Employee, Director and Consultant Stock Plan, as amended.
10	.24@*	Form of Non-Qualified Stock Option Agreement for Senior Executives under the Amended and Restated 2001 Employee, Director and Consultant Stock Plan, as amended.
10	.25†*	License Agreement by and between the Registrant and Isis Pharmaceuticals, Inc., dated as of July 23, 2007.
10	.26†*	Exclusive License Agreement by and between the Registrant and Ophthotech Corporation, dated as of July 31, 2007.
10	.27@*	2007 Employee Stock Purchase Plan.
10	.28@*	2007 Employee, Director and Consultant Stock Plan.
10	.29@*	Form of Stock Option Grant under the 2007 Employee, Director and Consultant Stock Plan.
10	.30@*	Form of Director Stock Option Grant under the 2007 Employee, Director and Consultant Stock Plan.
23.1		Consent of Ernst & Young LLP.
23	.2*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see Exhibit 5.1).
24	.1*	Powers of Attorney (see signature page).

†	Confidential treatment has been requested as to certain portions which have been filed separately with the Securities and Exchange Commission.

@	Management plan or contract.

*	Previously filed.

Financial Statement Schedules

Financial Statement Schedules are omitted because the information is included in our financial statements or notes to those financial statements.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  For the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date that it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of a registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or a prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)  For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)  any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)  any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)  the portion of any other free writing prospectus relating to the offering, containing material information about the undersigned registrant or its securities, provided by or on behalf of the undersigned registrant; and

(iv)  any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this Amendment No. 5 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cambridge, Massachusetts, on October 31, 2007.

ARCHEMIX CORP.

By:	/s/ Errol B. De Souza
Errol B. De Souza, Ph.D.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to the registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Errol B. De Souza Errol B. De Souza, Ph.D.	President, Chief Executive Officer and Director (principal executive officer)	October 31, 2007

/s/ Gregg D. Beloff Gregg D. Beloff	Vice President, Chief Financial Officer (principal financial and accounting officer)	October 31, 2007

* Alex Barkas, Ph.D.	Director	October 31, 2007

* Peter Barrett, Ph.D.	Director	October 31, 2007

* Lawrence Best	Director	October 31, 2007

* John Maraganore, Ph.D.	Director	October 31, 2007

* Corey Mulloy	Director	October 31, 2007

* Michael Ross, Ph.D.	Director	October 31, 2007

* Robert Stein, M.D., Ph.D.	Director	October 31, 2007

*	By: /s/ Errol B. De Souza
Errol B. De Souza
Attorney-in-fact

EXHIBIT INDEX

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement.
3	.1*	Amended and Restated Certificate of Incorporation of the Registrant.
3	.1.1*	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant.
3	.2*	Form of Amended and Restated Certificate of Incorporation to become effective upon completion of the offering.
3	.3*	Amended and Restated By-laws of the Registrant.
3	.4*	Form of Amended and Restated Bylaws to become effective upon completion of this offering.
4	.1*	Form of Common Stock Certificate.
4	.2*	Third Amended and Restated Registration Rights Agreement, dated June 13, 2007, by and among the Registrant and the stockholders listed therein.
4	.3*	Form of Registration Rights Agreement by and between the Registrant and Nuvelo, Inc.
4	.4*	Form of Common Stock Purchase Agreement by and between the Registrant and Nuvelo, Inc.
4	.5*	Warrant to Purchase Series A Convertible Preferred Stock issued to Comerica Bank-California, dated October 3, 2001.
4	.6*	Warrant to Purchase Series A Convertible Preferred Stock issued to Comerica Bank-California, dated December 18, 2002.
4	.7*	Form of Common Stock Warrant, together with a schedule of warrant holders.
4	.8*	Warrant to Purchase Common Stock issued to Isis Pharmaceuticals, Inc., dated July 23, 2007.
4	.9*	Form of Common Stock Purchase and Registration Rights Agreement between the Registrant and Merck KGaA.
5	.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with respect to the legality of securities being registered.
10	.1@*	Employment Agreement by and between the Registrant and Errol De Souza, dated March 7, 2003.
10	.2@*	Employment Agreement by and between the Registrant and Duncan Higgons, dated December 15, 2005.
10	.3@*	Offer Letter from the Registrant to James Gilbert, dated September 8, 2006.
10	.4@*	Offer Letter from the Registrant to Gregg Beloff, dated November 14, 2003.
10	.5@*	Offer Letter from the Registrant to Page Bouchard, dated August 24, 2004.
10	.6*	Lease by and between the Registrant and Three Hundred Third Street, LLC, dated April 11, 2005, as amended.
10	.7†*	Amended and Restated Collaboration Agreement by and between the Registrant and Nuvelo, Inc., dated July 31, 2006.
10	.8†*	Collaborative Research and License Agreement by and between the Registrant and Merck KGaA, dated January 17, 2007, as amended June 6, 2007.
10	.9†*	Collaborative Research and License Agreement between the Registrant and Merck KGaA, dated as of June 6, 2007.
10	.10†*	License Agreement between Gilead Sciences, Inc. and the Registrant, dated as of October 23, 2001.
10	.11†*	Settlement Agreement and Release by and among the Registrant, Gilead Sciences, Inc. and University License Equity Holdings, Inc., dated September 4, 2003.
10	.12†*	Amended and Restated License Agreement by and between the Registrant and SomaLogic, Inc., dated as of June 14, 2007.
10	.13†*	License Agreement by and between the Registrant and Regado Biosciences, Inc., dated as of October, 2003.
10	.14†*	Collaborative Research and License Agreement by and between the Registrant and Takeda Pharmaceutical Company Limited, dated June 11, 2007.
10	.15†*	Collaborative Research and License Agreement by and between the Registrant and Elan Pharma International Limited, dated June 30, 2006.
10	.16†*	Collaborative Research, Services and License Agreement by and between the Registrant and Pfizer Inc., dated as of December 21, 2006.

Exhibit
No.		Description

10	.17†*	Technology Development and License Agreement by and between the Registrant and Aptamera, Inc. (now known as Antisoma plc), dated as of August 6, 2003.
10	.18†*	Research and License Agreement by and between the Registrant and Eyetech Pharmaceuticals, Inc. (now known as OSI Pharmaceuticals, Inc.), dated as of April 8, 2004.
10	.19*	Loan and Security Agreement by and between the Registrant and Silicon Valley Bank, dated as of April 11, 2005, as amended.
10	.20@*	Form of Indemnification Agreement for officers and directors.
10	.21@*	Amended and Restated 2001 Employee, Director and Consultant Stock Plan, as amended.
10	.22@*	Form of Non-Qualified Stock Option Agreement for Directors under the Amended and Restated 2001 Employee, Director and Consultant Stock Plan, as amended.
10	.23@*	Form of Incentive Stock Option Agreement for Senior Executives under the Amended and Restated 2001 Employee, Director and Consultant Stock Plan, as amended.
10	.24@*	Form of Non-Qualified Stock Option Agreement for Senior Executives under the Amended and Restated 2001 Employee, Director and Consultant Stock Plan, as amended.
10	.25†*	License Agreement by and between the Registrant and Isis Pharmaceuticals, Inc., dated as of July 23, 2007.
10	.26†*	Exclusive License Agreement by and between the Registrant and Ophthotech Corporation, dated as of July 31, 2007.
10	.27@*	2007 Employee Stock Purchase Plan.
10	.28@*	2007 Employee, Director and Consultant Stock Plan.
10	.29@*	Form of Stock Option Grant under the 2007 Employee, Director and Consultant Stock Plan.
10	.30@*	Form of Director Stock Option Grant under the 2007 Employee, Director and Consultant Stock Plan.
23.1		Consent of Ernst & Young LLP.
23	.2*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see Exhibit 5.1).
24	.1*	Powers of Attorney (see signature page).

†	Confidential treatment has been requested as to certain portions, which have been filed separately with the Securities and Exchange Commission.

@	Management plan or contract.

*	Previously filed.